Form 10-K, Exhibit 13
period 1994-10-28
VALSPAR CORP
filed 1995-01-26
CIK 102741


ELEVEN-YEAR FINANCIAL SUMMARY

(Dollars in Thousands, except per share amounts)
Fiscal Years                                     1994          1993           1992           1991           1990
OPERATING RESULTS
Net Sales                                    $786,848      $693,678       $683,485       $632,562       $571,445
Cost and Expenses
  Cost of Sales                               564,210       497,034        492,092        458,953        410,094
  Operating Expense                           143,711       127,329        131,232        120,643        109,206
Income from Operations                         78,927        69,315         60,161         52,966         52,145
Other Expense (Income) - Net                      606         2,038            360          1,504          3,337
Interest                                        2,504         1,645          2,932          5,686          4,704
Income Before Income Taxes                     75,817        65,632         56,869         45,776         44,104
Net Income                                     45,484        40,182         34,418         27,676         26,731
Net Income as a Percent of Sales                  5.8%          5.8%           5.0%           4.4%           4.7%
Return on Average Equity                         24.5%         22.0%          21.7%          20.0%          22.1%
Per Common Share:
  Net Income                                 $   2.08      $   1.85       $   1.57       $   1.27       $   1.22
  Dividends Paid                                  .52           .44            .36            .30            .26
  Stockholders' Equity                           8.07          9.14           7.84           6.79           5.92

FINANCIAL POSITION
Total Assets                                 $363,368      $336,798       $321,618       $319,367       $302,806
Working Capital at Year-End                    86,101        83,999         57,500         58,066         56,199
Property, Plant and Equipment, Net            107,028       103,139        101,005         98,818        106,621
Long-Term Debt,
  Excluding Current Portion                    35,334         7,890         10,684         30,697         49,456
Stockholders' Equity                          174,120       196,518        169,377        147,896        128,707

OTHER STATISTICS
Property, Plant and Equipment Expenditures   $ 31,546      $ 17,073       $ 19,581       $  8,843       $ 13,171
Depreciation and Amortization Expense          19,115        20,621         19,793         18,896         15,119
Research and Development Expense               26,980        24,579         24,802         23,226         20,350
Total Cash Dividends                         $ 11,252      $  9,471       $  7,843       $  6,519       $  5,651
Average Common Shares Outstanding (000's)      21,823        21,691         21,973         21,862         21,854
Number of Stockholders                          1,902         1,866          1,863          1,857          1,863
Number of Employees at Year-End                 2,521         2,513          2,482          2,530          2,502
Market Price Range -
  Common Stock:
    High                                     $  45.75      $  41.50       $  36.38       $  23.44       $  20.00
    Low                                         32.75         30.38          22.56          15.25          14.69


ELEVEN-YEAR FINANCIAL SUMMARY (Continued)

(Dollars in Thousands, except per share amounts)
Fiscal Years                                    1989          1988          1987          1986          1985          1984
OPERATING RESULTS

Net Sales                                  $ 526,892     $ 479,617     $ 448,944     $ 345,248     $ 347,164     $ 224,232
Cost and Expenses
  Cost of Sales                              385,459       356,690       321,258       252,588       260,858       160,566
  Operating Expense                           98,725        89,906        89,862        63,733        62,403        42,466
Income from Operations                        42,708        33,021        37,824        28,927        23,903        21,200
Other Expense (Income)- Net                   (1,555)       (2,733)         (479)       (2,871)       (2,710)       (1,951)
Interest                                       5,838         6,370         6,227         5,103         6,153         2,101
Income Before Income Taxes                    38,425        29,384        32,076        26,695        20,460        21,050
Net Income                                    23,234        18,295        18,052        14,770        11,532        11,392
Net Income as a Percent of Sales                 4.4%          3.8%          4.0%          4.3%          3.3%          5.1%
Return on Average Equity                        21.9%         19.7%         23.0%         20.3%         16.5%         18.8%
Per Common Share:
  Net Income                               $    1.04     $     .81     $     .80     $     .63     $     .49     $     .48
  Dividends Paid                                 .22           .20           .16           .13           .11           .10
  Stockholders' Equity                          5.11          4.46          3.85          3.21          3.15          2.77

FINANCIAL POSITION
Total Assets                               $ 261,103     $ 232,974     $ 236,099     $ 164,678     $ 164,758     $ 177,847
Working Capital at Year-End                   63,519        60,694        57,148        29,091        57,316        70,380
Property, Plant and Equipment, Net            82,687        73,652        74,748        51,931        54,341        57,645
Long-Term Debt,
  Excluding Current Portion                   40,201        42,412        58,561         6,619        35,986        62,200
Stockholders' Equity                         112,698        99,895        85,807        71,020        74,363        65,268

OTHER STATISTICS
Property, Plant and Equipment Expenditures $   8,701     $   9,390     $  10,032     $   4,806     $   4,060     $   4,886
Depreciation and Amortization Expense         13,975        12,759        11,687         7,042         7,020         4,869
Research and Development Expense              18,037        17,190        17,062        14,880        15,494         7,994
Total Cash Dividends                       $   4,899     $   4,472     $   3,559     $   3,034     $   2,593     $   2,352
Average Common Shares Outstanding (000's)     22,330        22,488        22,490        23,536        23,774        23,682
Number of Stockholders                         1,864         1,922         1,869         1,814         1,855         1,919
Number of Employees at Year-End                2,593         2,505         2,687         2,121         2,204         2,363
Market Price Range -
 Common Stock:
  High                                     $   15.94     $   15.50     $   20.25     $   12.04     $    6.97     $    5.10
  Low                                          11.32         10.57          9.82          6.60          4.38          3.82


Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. Results for 1984 and 1987 include three months of operations for Mobil Coatings and ten months of operations for Enterprise Paint Companies, respectively. 1994 results include six months of operations for McWhorter Technologies, Inc. prior to the spin-off to the shareholders. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1984, March 1987 and March 1992. The number of stockholders is based on recordholders at year-end.


GROUP SALES

The operating divisions of the Company are organized so as to reflect classes of similar products. The table below shows the percentage of historical net sales for these groups for the past five years.



                                                      (Percent of Net Sales)
Fiscal Years                          1994          1993           1992           1991          1990

Consumer Coatings                       31            30             29             30            32
Packaging Coatings                      25            27             27             24            21
Industrial Coatings                     23            23             23             24            22
Special Products                        21            20             21             22            25


STOCK INFORMATION AND DIVIDENDS


Stock traded on the New York Stock Exchange
For the Fiscal Year                     1994                         1993

MARKET PRICE / HIGH-LOW:
First quarter                      $41.38 - $36.50              $36.50 - $32.00
Second quarter                      45.75 -  39.25               36.38 -  30.38
Third quarter*                      38.13 -  33.75               38.00 -  33.50
Fourth quarter*                     37.25 -  32.75               41.50 -  35.88

PER SHARE DIVIDENDS:
First quarter                            $.13                        $.11
Second quarter                            .13                         .11
Third quarter                             .13                         .11
Fourth quarter                            .13                         .11

                                         $.52                        $.44

* Valspar spun off the operations of McWhorter Technologies, Inc. to shareholders at the end of the second quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS 1994 VS. 1993. The Company's operations for fiscal 1994 include the results for the Resin Products Division, which was purchased from Cargill, Incorporated by the Company's wholly-owned subsidiary, McWhorter, Inc. from the date of its acquisition on February 18, 1994 to the time of the spin-off at the close of business on April 29, 1994. At the time of the spin-off, all of the assets of the Resin Products Division and the assets and liabilities of McWhorter's operations located in Philadelphia, Pennsylvania; Carpentersville, Illinois; and Portland, Oregon were distributed to Valspar shareholders in the form of a stock dividend of one share of McWhorter for every two shares of Valspar Common Stock. Note B describes this transaction in greater detail and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for 1994 versus 1993.

Net sales in fiscal 1994 were $786,848,000, an increase of $93,170,000 or 13.4% over fiscal 1993. Excluding McWhorter, 1994 was the Company's strongest year in its history for internal sales growth. Pro-forma sales in 1994 were $723,803,000, up $73,337,000 or 11.3% from pro-forma fiscal 1993 sales. Sales within the Company's Consumer, Industrial, Packaging, Color Corp., E.P.S., and Marine businesses were above last year's levels with the majority of the 1994 increase attributable to additional volume sold within the Consumer, Industrial, and Packaging Coatings Groups.

The Company's gross profit margin was 28.3% for both years. Gross profit margin was maintained in 1994, despite increased sales of lower margin resin products resulting from the acquisition of the Resin Products Division. Excluding McWhorter in both years, the Company's pro-forma gross profit margin increased from 28.4% in 1993 to 29.2% in 1994. The improvement in gross profit margin for the Company's continuing businesses was primarily due to increased sales of higher margin Consumer and Industrial Group products coupled with reduced manufacturing unit costs resulting from improved productivity and higher capacity utilization. Raw material prices declined modestly from 1993, although prices were increasing during the last half of 1994. The Company intends to recover these higher raw material costs through product price increases while continuing to pursue operating efficiencies.

Operating expenses (research, selling and administration) for 1994 increased $16,382,000 or 12.9% from 1993. This year's increase in operating expenses was primarily due to operating expenses associated with the acquired business, increased direct selling expenses, a higher level of promotional and advertising programs associated with our Consumer Group's new business efforts, increased charitable contributions, and pilot program expenses related to the selection of a new management information system. Although operating expenses increased in 1994, they declined as a percent of sales, from 18.4% in 1993 to 18.3% in 1994. Excluding McWhorter, pro-forma operating expenses were $138,019,000, an increase of $15,751,000 or 12.9% from pro-forma 1993 expenses.

Interest expense increased by $859,000 or 52.2% from 1993. This increase was due to additional borrowings after the repayment of intercompany debt owed to McWhorter and to slightly higher interest rates in effect during 1994.

Other non-operating expenses for 1994 included $2,474,000 of expense associated with the write-down to appraised fair value of a resin plant which was sold to Valspar at the time McWhorter acquired the Resin Products Division assets from Cargill. In 1993, non-operating expense included $1,712,000 of expense related to the pre-tax cumulative effect of adopting FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The reduction in other expense in 1994 was primarily attributable to increased income from joint ventures and recovery of accounts receivable and other assets written off in prior years.

The Company registered its 20th consecutive year of improved earnings performance in 1994. Excluding McWhorter, net income increased 23.3% from $35,316,000 in 1993 to $43,538,000 in 1994. On a historical basis, net income improved by 13.2% from $40,182,000 in 1993 to $45,484,000 in 1994.

Increased sales from the acquired resin business, along with the additional volume sold, improved gross profit margins within the Company's continuing businesses, coupled with controlled operating expenses, were the primary contributors to 1994's increase in net income.

OPERATIONS 1993 VS. 1992. Net sales in fiscal 1993 were $693,678,000, up $10,193,000 or 1.5% from fiscal 1992. It should be noted that 1993 was a 52 week fiscal year compared to 1992 which included 53 weeks. Excluding the additional accounting week in 1992, along with fiscal 1992 sales for the Container Coatings business acquired from Cook Paint & Varnish Company on December 6, 1991 and 1992's sales for the MCI Quality Coatings contractor business which was sold May 8, 1992, comparable sales were 3.7% higher than 1992. Comparable sales in 1993 were above 1992's levels for all four business groups, with the majority of 1993's increase attributable to additional volume sold within the Consumer and Industrial Groups.

The Company's gross profit margin improved from 28.0% in 1992 to 28.3% in 1993. The improvement in 1993 gross profit margin was primarily attributable to increased sales of higher margin consumer group products and improved raw material handling efficiencies. Further, unit costs for manufacturing and distribution decreased for the second year in a row. Although average raw material costs decreased during the last half of 1993, overall for the year, they were comparable with 1992.

Operating expenses (research, selling and administration) for 1993 decreased $3,903,000 or 3.0% from 1992. The reduction in 1993's operating expenses was mainly due to one less week of expense, controlled spending throughout the Company, the divestiture of the MCI Quality Coatings contractor business and a lower level of promotional and advertising expenses for the Consumer Group. Interest expense decreased by $1,287,000 or 43.9% from 1992 due to a reduced average level of borrowing and lower interest rates in effect during 1993.

Other non-operating expenses net of other income included $1,712,000 of expense related to the pre-tax cumulative effect of adopting FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," during the fourth quarter of 1993. In addition, income tax expense for 1993 was reduced by $1,075,000 for the cumulative effect of adopting FASB Statement No. 109, "Accounting for Income Taxes," during the fourth quarter of 1993. The cumulative effects of implementing FASB Statements Nos. 106 and 109 on the results for 1993 were not material.

Net income improved by 16.8% from $34,418,000 in 1992 to $40,182,000 in 1993.
Increased sales at an improved gross profit margin, coupled with lower operating and interest expenses were the primary contributors to 1993's increase in net income.

FINANCIAL CONDITION. The net cash provided by the Company's operations was $56,780,000 for fiscal 1994 compared to $57,121,000 for fiscal 1993. Raw material and finished goods inventories increased in 1994 due to the additional production required to support the sales volume growth and revised distribution arrangements with certain customers in the Consumer Group. The increase in accounts receivable resulted from the growth in sales and extended payment terms. Accounts payable and accrued liabilities also increased in 1994 as a result of higher inventory purchasing activity and various increases in expense accruals. The cash provided by operations and net additional borrowings of $38,368,000 were used to fund the Company's capital spending, acquisition, and dividend requirements during the year, as discussed below.

Cash used for investing activities increased to $111,300,000 in fiscal 1994 from $21,833,000 in 1993 due to the acquisition of the Resin Products Division and higher capital spending. The higher capital spending was attributable to three plants under construction to meet increased production requirements for the consumer, colorant and resin businesses. Aside from the construction projects, capital spending was evenly distributed among the four business groups with no other single major expenditure. We anticipate continued higher capital spending in fiscal 1995 to complete the construction of production facilities and to invest in the upgrade and replacement of existing management information systems. The Company invested $75,385,000 in McWhorter, Inc. for the purchase of the Resin Products

Division. The purchase was financed with $44,000,000 of funding from Valspar and $31,385,000 of McWhorter bank financing, which was retained by McWhorter in the spin-off.

The Company invested in two joint ventures during fiscal 1993 to expand coatings sales to new markets and further develop the professional paint market served by home centers. A net amount of $3,300,000 was advanced to those ventures during fiscal 1994.

Fiscal 1994 Common Stock dividends of $11,252,000 represent an 18.8% increase over 1993. The annual rate was increased to $.52 per share from $.44 in 1993 with the payout at 28% of the prior year's earnings, consistent with last year's payout and with the Company's target payout of 25% to 35%. The Company's debt agreements impose limitations on the amount of dividends that can be paid. These limitations have not affected, nor are they expected to affect, the ability of the Company to pay dividends in the future. The Company has continuing authorization to purchase shares of its Common Stock for treasury. Shares may be purchased at management's discretion for general corporate purposes depending on market conditions and the Company's financial position. Purchases under this program were 133,000, 160,000 and 250,000 shares in 1994, 1993 and 1992, respectively. Additional treasury stock activity for 1994 included approximately 17,000 shares surrendered in conjunction with the exercise of stock options totaling 187,000 shares.

The Company's debt increased by $38,368,000 in fiscal 1994 with the ratio of total debt to capital increasing to 22.5% at the close of 1994 compared to 5.8% at 1993. The higher debt ratio is attributable to the McWhorter spin-off as the Resin Products Division acquisition and subsequent stock distribution increased debt by $44,000,000 and reduced stockholders' equity by $55,822,000. Average debt outstanding during 1994 was $46,700,000 at a weighted average interest rate of 4.65% versus average debt last year of $29,300,000 at 4.53%, increasing the current year's interest expense to $2,504,000 compared to $1,645,000 in the prior year. At October 28, 1994, the Company had unused lines of credit available from banks of $114,000,000 which are expected to be adequate to cover current and projected needs for short-term financing. The Company is seeking Industrial Revenue Bond financing for its plant construction projects in Marengo, Illinois and Statesville, North Carolina.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, taking into consideration the number of parties involved at the site, joint and several liability of other PRPs, the level of contribution that may be attributed to the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates, to the extent possible, the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

Based on the above considerations, the Company has accrued for potential environmental liabilities and plans to continue to accrue reserves in appropriate amounts. The reserves are continuously reviewed and adjusted as additional information becomes available to enable management to better estimate the ultimate clean-up costs at individual sites. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

CONSOLIDATED BALANCE SHEETS


(Dollars in Thousands, except per share amounts)
                                          October 28,         October 29,
                                                 1994                1993
ASSETS

CURRENT ASSETS
Cash and cash equivalents                    $  2,364            $  1,637
Accounts and notes receivable, less
 allowances for doubtful accounts
 (1994-$835; 1993-$985)                       111,907             105,505
Inventories                                    82,430              68,390
Prepaid expenses and other accounts            24,198              21,948
Total Current Assets                          220,899             197,480

OTHER ASSETS
                                               35,441              36,179


PROPERTY, PLANT AND
 EQUIPMENT
Land                                            8,560              10,361
Buildings                                      63,376              67,072
Machinery and equipment                       136,357             129,735

                                              208,293             207,168

Less accumulated depreciation                 101,265             104,029
Net Property, Plant and Equipment             107,028             103,139
                                             $363,368            $336,798

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable to banks                       $ 15,000            $  3,500
Trade accounts payable                         51,230              44,746
Income taxes                                    8,149              11,412
Accrued liabilities                            60,207              53,035
Current portion of long-term debt                 212                 788

Total Current Liabilities                     134,798             113,481

LONG-TERM DEBT, LESS
   CURRENT PORTION                             35,334               7,890

DEFERRED INCOME TAXES                           4,758               6,855

DEFERRED LIABILITIES                           14,358              12,054

STOCKHOLDERS'EQUITY
Common Stock (par value
 $.50 per share; shares
 authorized 30,000,000;
 shares issued, including
 shares in treasury,
 26,660,656 shares)                            13,330              13,330
Additional paid-in capital                      6,937               2,269
Retained earnings                             201,070             223,483
Other                                          (2,616)             (1,109)

                                              218,721             237,973

Less cost of Common
 Stock in treasury
 (1994 - 5,078,470 shares;
 1993 - 5,154,506 shares)                      44,601              41,455

Total Stockholders' Equity                    174,120             196,518

                                             $363,368            $336,798

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, except per share amounts)

                                       October 28,    October 29,    October 30,
For the Year Ended                            1994           1993           1992

NET SALES                              $   786,848    $   693,678    $   683,485

COST AND EXPENSES
 Cost of sales                             564,210        497,034        492,092
 Research and development                   26,980         24,579         24,802
 Selling and administrative                116,731        102,750        106,430

INCOME FROM OPERATIONS                      78,927         69,315         60,161
 Other expense, net                            606          2,038            360
 Interest                                    2,504          1,645          2,932

INCOME BEFORE INCOME TAXES                  75,817         65,632         56,869
 Income taxes                               30,333         25,450         22,451

NET INCOME                             $    45,484    $    40,182    $    34,418

NET INCOME PER
 COMMON SHARE                          $      2.08    $      1.85    $      1.57

AVERAGE NUMBER OF
 SHARES OUTSTANDING                     21,823,393     21,691,398     21,973,211


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in Thousands, except per share amounts)
                                                             Additional
                                       Common Stock             Paid-In     Retained              Treasury
                                     Shares      Amount         Capital     Earnings      Other      Stock
BALANCE OCTOBER 26, 1991         13,330,328    $  6,665         $ 4,855    $ 167,409    $(2,151)   $28,882
Stock Split (2-for-1)            13,330,328       6,665          (5,453)      (1,212)
Common Stock options
 exercised for 119,170 shares                                       918                               (718)
Purchase of 275,946 shares of
 Common Stock for treasury                                                                           8,105
Net income for the year                                                       34,418
Cash dividends on Common
 Stock - $.36 per share                                                       (7,843)
Other                                                               576                     799

BALANCE OCTOBER 30, 1992         26,660,656      13,330             896      192,772     (1,352)    36,269
Common Stock options
 exercised for 65,671 shares                                        639                               (501)
Purchase of 173,436 shares of
 Common Stock for treasury                                                                           5,707
Net income for the year                                                       40,182
Cash dividends on Common
 Stock - $.44 per share                                                       (9,471)
Other                                                               734                     243        (20)

BALANCE OCTOBER 29, 1993         26,660,656      13,330           2,269      223,483     (1,109)    41,455
Common Stock options
 exercised for 187,309 shares                                     1,667                             (1,533)
Purchase of 150,694 shares of
 Common Stock for treasury                                                                           4,997
Net income for the year                                                       45,484
Cash dividends on Common
 Stock - $.52 per share                                                      (11,252)
McWhorter spin-off                                                           (55,822)
Other                                                             3,001         (823)    (1,507)      (318)

BALANCE OCTOBER 28, 1994         26,660,656    $ 13,330         $ 6,937    $ 201,070    $(2,616)   $44,601


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

                                       October 28,    October 29,    October 30,
For the Year Ended                            1994           1993           1992
OPERATING ACTIVITIES
Net income                               $  45,484       $ 40,182       $ 34,418
Adjustments to reconcile
 net income to net
 cash provided by
 operating activities:
  Depreciation and amortization             19,115         20,621         19,793
  Provisions for:
   Deferred income taxes                    (1,454)        (2,057)        (1,219)
   Other deferred liabilities                1,122          3,384            411
  Loss on sales or abandonment
   of property, plant and
   equipment                                 2,357            591          1,113
  (Decrease) Increase in
   cash due to changes in net
   operating assets, net of effects
   of acquired businesses:
    Accounts and notes receivable           (6,402)       (13,307)        (4,371)
    Inventories and prepaid assets         (16,290)         1,793            752
    Trade accounts payable
     and accrued liabilities                13,705            530          5,133
    Income taxes payable                    (1,418)         4,716         (1,705)
  Other                                        561            668            464

Net Cash Provided by
 Operating Activities                       56,780         57,121         54,789

INVESTING ACTIVITIES
Purchases of property,
 plant and equipment                       (31,546)       (17,073)       (19,581)
Acquired businesses/assets,
 net of cash                               (75,385)        (1,000)        (3,787)
Proceeds from disposition of
 equipment and other assets                   --               31          3,315
Investments in/advances to
 joint ventures                             (3,300)        (3,484)          --
Other                                       (1,069)          (307)          (342)

Net Cash Used in Investing
 Activities                               (111,300)       (21,833)       (20,395)

FINANCING ACTIVITIES
Net proceeds from (payments
 on) borrowings                             38,368        (21,380)       (19,622)
McWhorter debt spun off                     30,086
Proceeds from sale of
 treasury stock                              4,686          1,140          1,636
Purchase of shares of
 Common Stock for treasury                  (4,998)        (5,707)        (8,105)
Dividends paid                             (11,252)        (9,471)        (7,843)
Other                                       (1,643)           (13)           109

Net Cash Provided by (Used in)
 Financing Activities                       55,247        (35,431)       (33,825)

Increase (Decrease) in Cash
 and Cash Equivalents                          727           (143)           569

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                      1,637          1,780          1,211

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                        $   2,364       $  1,637       $  1,780


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended October 1994, 1993 and 1992

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: The Company operates in one business segment, the manufacture and distribution of paint and coatings through its Consumer Coatings, Packaging Coatings, Industrial Coatings and Special Products Groups.

FISCAL YEAR: The Company has adopted a 4-4-5 accounting cycle with the fiscal year ending on the Friday immediately preceding October 31. Fiscal year 1992 included fifty-three weeks. All other years presented include fifty-two weeks.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. All material intercompany accounts, transactions and profits have been eliminated. Investments in joint ventures in which the Company has a 20% to 50% interest are accounted for on the equity method.

CASH EQUIVALENTS: The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. Costs in the Company's domestic coatings inventories are recorded on the last-in, first-out (LIFO) method. The remaining inventories are recorded using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using accelerated methods for assets acquired prior to fiscal year 1994. All assets acquired in fiscal year 1994 are depreciated using the straight line method. The result of this change on the financial statements is not material.

INCOME TAXES: Effective October 31, 1992, the Company adopted FASB Statement
No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of October 31, 1992 was to increase net income by $1,075,000 or $.05 per share. Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws enacted that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

STOCK OPTIONS: At the time options are exercised, shares are issued from treasury stock. The differences between the option price and the cost of the treasury stock is charged or credited to additional paid-in capital. There have been no charges or credits to income in connection with stock options because all options granted during the periods covered were granted at an exercise price equal to the fair market value of the stock on the date of grant.

EMPLOYEE BENEFIT PROGRAMS: Under the Company's Profit Sharing Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants.

Under the Company's Employee Stock Ownership Trusts, substantially all of the Company's domestic employees are eligible to participate in the Trusts and may contribute 1% to 6% of their compensation to the Trusts. The Company contributes an amount equal to one-half of the employee contributions.

The Company also sponsors a number of defined benefit pension plans for certain hourly employees. Pension costs are actuarially determined and include normal costs and amortization of prior service costs over a period of ten years. The Company funds the domestic pension plans in amounts that meet the minimum funding requirements prescribed by ERISA.

The Company accounts for the cost of its postretirement medical benefits in accordance with Financial Accounting Standards Board Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company adopted Statement No. 106 effective October 31, 1992. The cumulative effect of adopting the new statement was to decrease 1993 net income by $1,024,000 (net of related income taxes of $688,000) or $.05 per share.

The Company has a Deferred Bonus Plan for certain senior managers. Under the Plan, participants are awarded a deferred bonus of up to 15% of salary depending upon certain financial performance criteria.

In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under the Incentive Bonus Plan into a grant of restricted stock receivable three years from the date of grant.

In 1991 the Company established a Leveraged Equity Purchase Plan designed to provide key employees with loans, up to an aggregate amount of $6,000,000, to acquire and retain Common Stock of the Company.

The Financial Accounting Standards Board issued Statement No. 112 "Employers' Accounting for Postemployment Benefits" which is effective for the Company's fiscal year ending October 27, 1995. The Company believes the adoption of the Statement will not have a material impact on the financial statements.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of Common Shares outstanding during each year plus common stock equivalents on stock options.

RECLASSIFICATIONS: Certain reclassifications have been reflected in the 1993 and 1992 financial statements to conform to the 1994 presentation.


NOTE B - SPIN-OFF

On February 18, 1994, Valspar's wholly-owned subsidiary, McWhorter, Inc., purchased substantially all of the assets, consisting primarily of inventory and fixed assets, but excluding accounts receivable, of the Resin Products Division of Cargill, Incorporated for approximately $75 million. McWhorter's financing for the Resin Product Division acquisition was derived from two sources: $44 million in cash received upon collection of an intercompany balance due from Valspar and $31 million in bank financing. Valspar utilized existing credit facilities to finance payment of the intercompany balance owed to McWhorter. Immediately after the acquisition, McWhorter, Inc., was merged into McWhorter Technologies, Inc. ("McWhorter"), with the surviving corporation remaining a wholly-owned subsidiary of the Company.

At the close of business on April 29, 1994, all of the assets of the Resin Products Division and the assets and liabilities of McWhorter's operations located in Philadelphia, Pennsylvania; Carpentersville, Illinois; and Portland, Oregon were distributed to the Valspar shareholders in the form of a stock dividend of one share of McWhorter Common Stock for every two shares of Valspar Common Stock. Prior to the distribution, McWhorter transferred to Valspar resin assets located at facilities in Los Angeles, California; Rockford and Kankakee, Illinois; and Garland, Texas.

The significant assets and liabilities of McWhorter at the date of spin-off were as follows:

ASSETS:           Accounts receivable                   $ 40,386
                  Inventory                               21,435
                  Other assets                             3,734
                  Property, plant and
                    equipment (net)                       69,523

LIABILITIES:      Notes to bank                          (12,700)
                  Accounts payable                       (22,382)
                  Accrued liabilities                    (11,250)
                  Long-term debt                         (30,086)
                  Other liabilities                       (2,838)

                  NET ASSETS                            $ 55,822

The following supplemental unaudited consolidated pro-forma information shows condensed results of operations as though the McWhorter spin-off had occurred at the beginning of fiscal 1993. The unaudited consolidated pro-forma financial information is provided for information purposes only and does not purport to be indicative of the future results or financial position of Valspar (or what the results of operations or financial position would have been had the McWhorter spin-off occurred as described above).

Pro-Forma Condensed Statements of Income
(Unaudited)

(In Thousands, except  per share amounts)
Year Ended                                        October 28, 1994
                                    Historical       Adjustments(a)   Pro-Forma

Net sales                             $786,848         $(63,045)      $723,803
Cost of sales                          564,210          (51,853)       512,357
Gross profit                           222,638          (11,192)       211,446
Research and
 development                            26,980           (1,261)        25,719
Selling and
 administrative                        116,731           (4,431)       112,300
Income from
 operations                             78,927           (5,500)        73,427
Other                                      606           (2,538)        (1,932)
Interest expense                         2,504              214          2,718
Income before
 income taxes                           75,817           (3,176)        72,641
Income taxes                            30,333           (1,230)        29,103
Net income                            $ 45,484         $ (1,946       $ 43,538
Earnings per
 share                                   $2.08                        $   2.00
Total assets                          $363,368                        $363,368

Year Ended                                        October 29, 1993
                                    Historical       Adjustments (a)  Pro-Forma

Net sales                             $693,678         $(43,212)      $650,466
Cost of sales                          497,034          (31,598)       465,436
Gross profit                           196,644          (11,614)       185,030
Research and
 development                            24,579             (858)        23,721
Selling and
 administrative                        102,750           (4,203)        98,547
Income from
 operations                             69,315           (6,553)        62,762
Other                                    2,038              (72)         1,966
Interest expense                         1,645            1,010          2,655
Income before
 income taxes                           65,632           (7,491)        58,141
Income taxes                            25,450           (2,625)        22,825
Net income                            $ 40,182         $ (4,866)      $ 35,316
Earnings per
 share                                $   1.85                        $   1.63

Total assets                          $336,798         $(59,993)      $276,805

(a) To eliminate the revenue and expenses of McWhorter for the respective periods presented, as if the spin-off had occurred on October 31, 1992.


NOTE C - INVENTORIES

The major classes of inventories consist of the following:

                             October 28,     October 29,
(Dollars in Thousands)              1994            1993

Manufactured products            $49,968         $42,587
Raw materials, supplies
 and work-in-process              32,384          25,688
Jobbed and sundry goods               78             115

                                 $82,430         $68,390

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $78,593,000 at October 28, 1994 and $65,427,000 at October 29, 1993,
or approximately $23,953,000 and $23,993,000 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE D - ACCRUED LIABILITIES

Accrued liabilities include the following:

                                     October 28,           October 29,
(Dollars in Thousands)                      1994                  1993

Employee compensation                    $27,739               $23,196
Contribution to employees'
 retirement trusts                         4,790                 4,636
Customer volume rebates                    5,248                 5,541
Other                                     22,430                19,662
                                         $60,207               $53,035


NOTE E - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

                                              October 28,    October 29,
(Dollars in Thousands)                               1994           1993

Short-term notes to banks
 (5.22% at October 28, 1994)                      $32,528         $4,753
Obligations under capital lease
 (7.48% at October 28, 1994)                        3,018          3,215
Other                                                  --            710
                                                   35,546          8,678
Less current maturities                               212            788
                                                  $35,334         $7,890

The Company has $45,000,000 available under a revolving credit loan agreement with two domestic banks at optional interest rates of prime, or LIBOR based or CD based rates. The revolving credit loan facility matures in fiscal 1997. The revolving credit loan agreement contains covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 28, 1994.

Maturities of long-term debt are as follows: 1995- $212,000; 1996 - $228,000; 1997 - $32,774,000; 1998 - $264,000; 1999 - $285,000 and $1,783,000 thereafter.

Under short-term bank lines of credit, the Company may borrow up to $116,000,000 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification.

Borrowings under the short-term bank lines in the amount of $32,528,000 at October 28, 1994 have been classified as long-term debt reflecting the Company's intention to refinance these amounts during the subsequent fiscal year. The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $114,000,000 at October 28, 1994.

Interest paid during 1994, 1993 and 1992 was $2,473,000, $1,647,000 and
$3,005,000, respectively.

NOTE F - COMMON STOCK OPTIONS

Under the 1991 Stock Option Plan, options for the purchase of 1,000,000 shares of Common Stock may be granted to officers and key employees. Under the prior stock option plans (1982 Incentive Stock Option Plan and 1989 Non-Qualified Stock Option Plan), options were also granted to officers and key employees. The Company has elected to grant all future options under the 1991 Stock Option Plan. Options are exercisable in full or in part at the date of grant.

Activity for the two years ended October 28, 1994 is summarized as follows:


                                          Shares            Options             Option Price
                                        Reserved        Outstanding                Per Share
Balance
   October 31, 1992                      779,942            443,364          $ 9.48 - $26.76
   Granted                               (45,950)            45,950           24.00 -  28.64
   Exercised                                                (65,671)           9.48 -  26.07
   Canceled                                  220               (220)           9.48
Balance
   October 29, 1993                      734,212            423,423            9.48 -  28.64
   Granted                              (148,800)           148,800           29.63 -  34.38
   Exercised                                               (187,309)           9.48 -  29.63
   Canceled                               32,440            (32,440)           9.48 -  29.63
Adjustment for
 McWhorter spin-off                      (75,851)            75,842
Balance
 October 28, 1994                        542,001            428,316          $11.60 - $29.63


The balance of 428,316 options outstanding at October 28, 1994 includes 395,676 non-qualified options.

The impact of the McWhorter spin-off on both the option price and number of shares is reflected above.

NOTE G - INCOME TAXES

Significant components of the provision for income taxes are as follows:

                                                                Deferred
(Dollars in Thousands)             Liability Method               Method
                               October 28,    October 29,    October 30,
Year Ended                            1994           1993           1992

Current
   Federal                        $ 25,545       $ 24,224       $ 19,803
   State                             5,761          4,393          3,703
   Foreign                             481            653            164
     Total current                  31,787         29,270         23,670
Deferred
   Federal                          (1,198)        (1,572)          (916)
   State                              (209)          (427)          (189)
   Foreign                             (47)           (58)          (114)
     Total deferred                 (1,454)        (2,057)        (1,219)

Cumulative Tax Effect of
   Changes in accounting
   methods for:
     Income taxes                                  (1,075)
     Postretirement benefits                         (688)
     Total cumulative effect                       (1,763)
Total income taxes                $ 30,333       $ 25,450       $ 22,451

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                    October 28,    October 29,
(Dollars in Thousands)                     1994           1993

Deferred tax assets:
   Product liability accruals          $  2,097       $  1,910
   Insurance reserves                     2,216          1,848
   Deferred compensation                  1,721          2,016
   Workers' compensation
     reserves                             3,171          2,764
   Employee compensation reserve          2,075          2,792
   Other                                  6,135          5,398
     Total deferred tax assets           17,415         16,728
Deferred tax liabilities:
   Tax over book depreciation            (8,360)       (10,499)
   Other                                 (2,735)        (1,363)
   Total deferred tax liabilities       (11,095)       (11,862)

Net deferred tax assets                $  6,320       $  4,866



The components of the provision for deferred income taxes for the year ended October 30, 1992 are as follows:

(Dollars in Thousands)

Depreciation               $  (362)
Product liability               67
Insurance reserves              (1)
Deferred compensation         (393)
Other                         (530)

Deferred tax expense       $(1,219)


The reconciliation of income tax computed at the U.S. Federal statutory tax rates to income tax expense is as follows:


(Dollars in Thousands)
                         Amount       Percent            Amount     Percent
Liability Method                1994                           1993

Tax at U.S.
 statutory rates        $ 26,618         35.0%          $22,788        34.8%
State income
 taxes, net of
 Federal benefit           3,609          4.7%            2,585         3.8%
Other                        106          0.2%            1,152         1.8%
FAS 109 Adoption                                         (1,075)      (1.6)%

                        $ 30,333         39.9%          $25,450        38.8%



Deferred Method                 1992

Tax at U.S.
 statutory rates        $ 19,335         34.0%
State income
 taxes, net of
 Federal benefit           2,320          4.1%
Other                        796          1.4%

                         $22,451         39.5%


Income taxes paid during 1994, 1993 and 1992 were $33,228,000, $24,430,000 and
$26,157,000, respectively.

NOTE H - RETIREMENT BENEFIT PROGRAMS

The Company's primary retirement benefit programs are its defined contribution plans. Contributions to the Profit Sharing Plan totaled $7,045,000, $6,911,000, and $6,787,000 for 1994, 1993, and 1992, respectively. The Company's contributions to the Employee Stock Ownership Plans were $1,950,000, $2,055,000, and $2,038,000 for 1994, 1993, and 1992, respectively.

The Company also sponsors a number of defined benefit pension plans for certain hourly employees. The related pension costs are not significant. The funded status of all pension plans using a 7.5% discount rate in 1994 and an 8% discount rate in 1993 is as follows:

                                Overfunded         Underfunded
(Dollars in Thousands)               Plans               Plans

October 28, 1994
   Plan assets at fair value        $5,721             $10,473
   Accumulated benefit
    obligation                       3,691              12,565
   Plan assets in excess of
    (less than) accumulated
    benefit obligation              $2,030             $(2,092)
October 29, 1993
   Plan assets at fair value        $6,123             $10,920
   Accumulated benefit
    obligation                       3,867              11,953
   Plan assets in excess of
    (less than) accumulated
    benefit obligation              $2,256             $(1,033)


NOTE I - OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees.

The Company's accrued postretirement benefit liability of $1,487,000 is equal to its accumulated postretirement benefit obligation at October 28, 1994. Net periodic postretirement expense for the years ended October 28, 1994 and October 29, 1993 was $187,000 and $226,000, respectively.

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 12 percent for 1995 and is assumed to decrease gradually to 5.5 percent for 2005 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of October 28, 1994 by $165,000, and the aggregate of the service and interest costs components of net periodic postretirement benefit expense for 1994 by $30,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at October 28, 1994 was 8%.

NOTE J - QUARTERLY RESULTS OF OPERATIONS
(Unaudited)

The following is a tabulation of the unaudited quarterly results for the years ended October 28, 1994 and October 29, 1993:

(Dollars in Thousands)
                                                                    Net
                                          Gross          Net     Income
                        Net Sales        Margin       Income  Per Share

1994 Quarter Ended:
   January 28            $147,972      $ 39,308      $ 4,264      $ .20
   April 29               245,634        65,037       14,271        .65
   July 29                200,961        59,393       14,560        .67
   October 28             192,281        58,900       12,389        .57
                         $786,848      $222,638      $45,484      $2.08
1993 Quarter Ended:
   January 29            $137,167      $ 34,732      $ 3,392      $ .16
   April 30               179,043        49,690       10,181        .47
   July 30                196,861        57,425       14,414        .66
   October 29             180,607        54,797       12,195        .56
                         $693,678      $196,644      $40,182      $1.85

The quarterly operating results for the year ended October 29, 1993 have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes." The effect on previously reported net income for the first quarter of 1993 would be an increase of $1,075,000 ($.05 per share) as a result of the cumulative effect on prior years of adopting Statement No. 109. The effective income tax rate for the first quarter prior to the adoption of Statement No. 109 was 39.5% and 20.3% after the adoption. The 12 month effective tax rate impact was 40.4% prior to adoption and 38.8% after the adoption of Statement No. 109. The change had no material effect on net income for the last three quarters of the year ended October 29, 1993.


The quarterly operating results for the year ended October 29, 1993 also have been restated to reflect the adoption of FASB Statement No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions." The effect on previously reported net income for the first quarter of 1993 would be a decrease of $1,024,000 ($.05 per share) as a result of the cumulative effect on prior years of adopting Statement No. 106. The change had no material effect on net income for the last three quarters of the year ended October 29, 1993.


NOTE K - STOCK SPLIT

The Company's Board of Directors declared a 2-for-1 stock split, effected in the form of a 100% stock dividend, for shareholders of record March 9, 1992. Information regarding shares outstanding, earnings per share, dividends per share and common stock options has been restated to give retroactive effect to the stock split.