Form 10-K405, Exhibit 13
period 1995-10-27
VALSPAR CORP
filed 1996-01-25
CIK 102741

------------------------------------------------------------------------------------------------------------------------------------
ELEVEN-YEAR FINANCIAL SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
                   (Dollars in Thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS   Fiscal Years                                      1995        1994       1993       1992         1991      1990
                    Net Sales                                    $ 790,175   $ 795,275  $ 700,897  $ 683,485    $ 632,562  $571,445
                    Cost and Expenses
                         Cost of Sales                             561,170     569,063    501,135    492,092      458,953   410,094
                         Operating Expense                         146,344     146,683    129,997    131,232      120,643   109,206
------------------------------------------------------------------------------------------------------------------------------------
                    Income from Operations                          82,661      79,529     69,765     60,161       52,966    52,145

                    Other (Income) Expense - Net                      (763)        631      2,036        360        1,504     3,337
                    Interest Expense                                 4,216       2,504      1,645      2,932        5,686     4,704
------------------------------------------------------------------------------------------------------------------------------------
                    Income Before Income Taxes                      79,208      76,394     66,084     56,869       45,776    44,104

                    Net Income                                      47,520      45,799     40,156     34,418       27,676    26,731
                    Net Income as a Percent of Sales                   6.0%        5.8%       5.7%       5.0%         4.4%      4.7%
                    Return on Average Equity                          24.4%       24.4%      21.8%      21.7%        20.0%     22.1%
                    Per Common Share:
                     Net Income                                  $    2.15   $    2.07  $    1.82  $    1.57    $    1.27  $   1.22
                     Dividends Paid                                    .60         .52        .44        .36          .30       .26
                     Stockholders' Equity                             9.65        7.97       9.02       7.84         6.79      5.92

------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION  Total Assets                                 $ 398,199   $ 367,608  $ 340,479  $ 321,618    $ 319,367  $302,806
                    Working Capital at Year-End                     90,995      87,887     85,741     57,500       58,066    56,199
                    Property, Plant and Equipment - Net            130,404     107,956    103,916    101,005       98,818   106,621
                    Long-Term Debt, Excluding Current Portion       21,658      35,343      7,890     10,684       30,697    49,456
                    Stockholders' Equity                           212,115     176,712    198,826    169,377      147,896   128,707

------------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS    Property, Plant and Equipment Expenditures   $  38,982   $  31,817  $  17,213  $  19,581    $   8,843  $ 13,171
                    Depreciation and Amortization Expense           20,318      19,134     20,648     19,793       18,896    15,119
                    Research and Development Expense                27,746      27,430     24,955     24,802       23,226    20,350
                    Total Cash Dividends                         $  13,121   $  11,252  $   9,471  $   7,843    $   6,519  $  5,651
                    Average Common Shares Outstanding (000's)       22,091      22,163     22,031     21,973       21,862    21,854
                    Number of Stockholders                           1,864       1,902      1,866      1,863        1,857     1,863
                    Number of Employees at Year-End                  2,542       2,585      2,577      2,482        2,530     2,502
                    Market Price Range --
                    Common Stock: High                           $   41.88   $   45.75  $   41.50  $   36.38    $   23.44  $  20.00
                                  Low                                30.50       32.75      30.38      22.56        15.25     14.69


-----------------------------------------------------------------------------------------------------------------------------------
ELEVEN-YEAR FINANCIAL SUMMARY Table Continued
-----------------------------------------------------------------------------------------------------------------------------------
                   (Dollars in Thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
                    Fiscal Years                                      1989          1988          1987          1986          1985
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS   Net Sales                                    $ 526,892     $ 479,617     $ 448,944     $ 345,248     $ 347,164

                     Cost of Sales                                 385,459       356,690       321,258       252,588       260,858
                     Operating Expense                              98,725        89,906        89,862        63,733        62,403
-----------------------------------------------------------------------------------------------------------------------------------
                    Income from Operations                          42,708        33,021        37,824        28,927        23,903

                    Other (Income) Expense - Net                    (1,555)       (2,733)         (479)       (2,871)       (2,710)
                    Interest Expense                                 5,838         6,370         6,227         5,103         6,153
-----------------------------------------------------------------------------------------------------------------------------------
                    Income Before Income Taxes                      38,425        29,384        32,076        26,695        20,460

                    Net Income                                      23,234        18,295        18,052        14,770        11,532
                    Net Income as a Percent of Sales                   4.4%          3.8%          4.0%          4.3%          3.3%
                    Return on Average Equity                          21.9%         19.7%         23.0%         20.3%         16.5%
                    Per Common Share:
                     Net Income                                  $    1.04     $     .81     $     .80     $     .63     $     .49
                     Dividends Paid                                    .22           .20           .16           .13           .11
                     Stockholders' Equity                             5.11          4.46          3.85          3.21          3.15

-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION  Total Assets                                 $ 261,103     $ 232,974     $ 236,099     $ 164,678     $ 164,758
                    Working Capital at Year-End                     63,519        60,694        57,148        29,091        57,316
                    Property, Plant and Equipment - Net             82,687        73,652        74,748        51,931        54,341
                    Long-Term Debt, Excluding Current Portion       40,201        42,412        58,561         6,619        35,986
                    Stockholders' Equity                           112,698        99,895        85,807        71,020        74,363

-----------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS    Property, Plant and Equipment Expenditures   $   8,701     $   9,390     $  10,032     $   4,806     $   4,060
                    Depreciation and Amortization Expense           13,975        12,759        11,687         7,042         7,020
                    Research and Development Expense                18,037        17,190        17,062        14,880        15,494
                    Total Cash Dividends                         $   4,899     $   4,472     $   3,559     $   3,034     $   2,593
                    Average Common Shares Outstanding (000's)       22,330        22,488        22,490        23,536        23,774
                    Number of Stockholders                           1,864         1,922         1,869         1,814         1,855
                    Number of Employees at Year-End                  2,593         2,505         2,687         2,121         2,204
                    Market Price Range--
                     Common Stock: High                          $   15.94     $   15.50     $   20.25     $   12.04     $    6.97
                                   Low                               11.32         10.57          9.82          6.60          4.38



Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. The above amounts include Sunbelt Coatings, Inc. results, as the 1995 acquisition was accounted for as a pooling of interests. Results for 1994 include six months of operations for McWhorter Technologies, Inc. prior to the spin-off to shareholders. Results for 1987 include ten months of operations for Enterprise Paint Companies. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1987 and March 1992. The number of stockholders is based on recordholders at year-end.

GROUP SALES

The operating divisions of the Company are organized to reflect classes of similar products. The table below shows the percentage of net sales for these groups for the past five years.

                                         (Percent of Net Sales)
--------------------------------------------------------------------------
Fiscal Years                  1995      1994      1993      1992      1991
--------------------------------------------------------------------------
Consumer Coatings               34        31        29        29        30
Packaging Coatings              27        25        27        27        24
Industrial Coatings             25        23        22        23        24
Special Products                14        21        22        21        22
--------------------------------------------------------------------------

STOCK INFORMATION AND DIVIDENDS
Stock traded on the New York Stock Exchange

-------------------------------------------------------------------------------------------------------------------
                              For the Fiscal Year                 1995                              1994
-------------------------------------------------------------------------------------------------------------------
Market price / high - low:    First quarter                $36.75  -  $30.50                   $41.38 -  $36.50
                              Second quarter                39.50  -   33.38                    45.75 -   39.25
                              Third quarter                 40.00  -   35.25                    38.13 -   33.75
                              Fourth quarter                41.88  -   38.25                    37.25 -   32.75
-------------------------------------------------------------------------------------------------------------------
Per share dividends:          First quarter                       $.15                               $.13
                              Second quarter                       .15                                .13
                              Third quarter                        .15                                .13
                              Fourth quarter                       .15                                .13
-------------------------------------------------------------------------------------------------------------------
                                                                  $.60                               $.52
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------




                                       6 & 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW. On March 24, 1995, the Company acquired the outstanding shares of stock of Sunbelt Coatings, Inc. The transaction was accounted for as a pooling of interests with the consolidated financial statements for all periods presented restated to include the results of Sunbelt. The impact of this restatement was not material to the financial condition or results of operations of the Company. See Note B to the Consolidated Financial Statements.

The Company's operations for fiscal 1994 include the results for the Resin Products Division, which was purchased from Cargill, Incorporated by the Company's wholly-owned subsidiary, McWhorter, Inc., from the date of its acquisition on February 18, 1994, to the time of the spin-off at the close of business on April 29, 1994. At the time of the spin-off, all of the assets of the Resin Products Division and certain assets and liabilities of McWhorter were distributed to Valspar shareholders in the form of a stock dividend. See Note C to the Consolidated Financial Statements.

OPERATIONS 1995 VS. 1994. Net sales declined $5,100,000 from 1994. Excluding the sales of McWhorter operations spun-off in 1994, net sales increased $57,945,000 or 7.9% to $790,175,000 in 1995 from fiscal 1994 pro-forma sales of $732,230,000. The increase was driven by volume increases in the Consumer and Packaging Groups, a favorable shift in mix in the Industrial Group, and pricing actions taken in all groups to mitigate the impact of rising raw material costs. The increase was partially offset by lower unit sales in certain business lines within the Special Products Group.

The gross profit margin declined slightly to 29.0% in 1995 from 29.4% in 1994 on a pro-forma basis. The decrease in this year's margin is largely attributable to higher raw material costs, which were partially offset by reduced production costs in existing facilities. Other items contributing to the margin decline are a shift in product mix in the Industrial Group and costs related to the start up of the new Louisville, Kentucky; Statesville, North Carolina; and Marengo, Illinois facilities. With Marengo beginning production during the third quarter, all three facilities are operating satisfacto rily. Although the Company estimates that the rate of raw material price escalation will ease in fiscal 1996, margin pressure will continue. The Company intends to offset these higher costs by continuing to improve its operating efficiency and to seek product price increases.

On a historical basis, the gross profit margin increased to 29.0% in 1995 from 28.4% in 1994 as the spun-off McWhorter operations sold lower margin products.

Operating expenses (research, selling, and administrative) were 3.8% higher than the comparable period of 1994 on a pro-forma basis. The Company incurred increased expenses attributable to the upgrade and replacement of the Company's information systems and higher selling expenses, including expenditures associated with global expansion efforts. These increases were partially offset by cost containment and reduction efforts throughout the Company in response to the gross margin pressure during 1995. Headcount at the end of the year decreased by 1.7% even though personnel were added in high growth potential areas of the Company.

Other income, net of expense, for 1994 included a pre-tax charge of $2,474,000 for the write-down of a resin plant to appraised fair value that was transferred from McWhorter to Valspar in connection with the spin-off. Other income in 1995 decreased $1,144,000 from 1994 on a pro-forma basis, as the prior year included better financial performance from joint ventures and recovery of accounts receivable and other assets written off in prior years.

Interest expense increased $1,498,000 or 55.1% over 1994 on a pro-forma basis. Increased average debt levels resulting from the McWhorter spin-off, coupled with higher interest rates and interest paid on an income tax assessment, were the primary contributors to the increase in 1995.

On a pro-forma basis, net income increased 8.4% from $43,853,000 in 1994 to $47,520,000 in 1995, representing the 21st consecutive year of increased earnings. Historical net income for 1994 was $45,799,000. Higher sales, manufacturing efficiencies and restrained operating expenses offset the impact of reduced margin due to escalating raw material costs during 1995.

OPERATIONS 1994 VS. 1993. Net sales in fiscal 1994 were $795,275,000, an increase of $94,378,000 or 13.5% over fiscal 1993. Excluding McWhorter, pro-forma sales in 1994 were $732,230,000, up $74,545,000 or 11.3% from pro-forma fiscal 1993 sales. The majority of the 1994 increase was attributable to additional volume sold within the Consumer, Industrial, and Packaging Coatings Groups.

The Company's gross profit margin was essentially flat - 28.5% in 1993 and 28.4% in 1994. Excluding McWhorter in both years, the Company's pro-forma gross profit margin increased from 28.6% in 1993 to 29.4% in 1994. The improvement in gross profit margin for the Company's continuing businesses was primarily due to increased sales of higher margin Consumer and Industrial Group products coupled with reduced manufacturing costs. Raw material prices declined modestly from 1993, although prices increased during the last half of 1994.

Operating expenses (research, selling, and administrative) for 1994 increased $16,686,000 or 12.8% from 1993. The increase in operating expenses was primarily due to operating expenses associated with the acquired business, increased direct selling expenses, a higher level of promotional and advertising programs associated with our Consumer Group's new business efforts, and pilot program expenses related to the selection of a new management information system. Excluding McWhorter, pro-forma operating expenses were $140,991,000, an increase of $16,055,000 or 12.9% from pro-forma 1993 expenses.

Interest expense increased by $859,000 or 52.2% from 1993. This increase was due to additional borrowings after the repayment of intercompany debt owed to McWhorter and to slightly higher interest rates in effect during 1994.

Other non-operating expenses for 1994 included the write-down to appraised fair value of a resin plant mentioned earlier. In 1993, non-operating expense included $1,712,000 of expense related to the pre-tax cumulative effect of adopting Statement of Financial Accounting Standards Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Excluding McWhorter, net income increased 24.3% from $35,290,000 in 1993 to $43,853,000 in 1994. On a historical basis, net income improved by 14.1% from $40,156,000 in 1993 to $45,799,000 in 1994. The additional volume sold, improved gross profit margins within the Company's continuing businesses, and controlled operating expenses, were the primary contributors to 1994's increase in net income.

FINANCIAL CONDITION. The net cash provided by the Company's operations was $82,153,000 for fiscal 1995 compared to $57,109,000 for fiscal 1994. The increase is a result of the higher earnings, increased non-cash depreciation and amortization expense and reduced working capital requirements. Inventory levels in the Consumer, Industrial and Packaging Groups declined in fiscal 1995 as a result of focused inventory management.

Accounts payable and accrued liabilities increased in 1995 due to increases in various expense accruals and approximately $12,400,000 of issued checks which had not cleared the Company's bank accounts at October 27, 1995.

Accounts receivable balances have increased, partially offsetting the impact of the other changes in net operating assets. The increase is a result of the sales growth coupled with an extension of longer payment terms to selected high-volume customers.

Cash used for investing activities decreased from $111,571,000 in fiscal 1994 to $40,032,000 in 1995 due to the acquisition of the Resin Products Division in 1994, partially offset by higher capital spending in 1995. The higher capital spending was attributable to the upgrade and replacement of existing management information systems and the completion of construction on three facilities to meet increased production requirements for the resin, consumer and colorant businesses. Aside from the construction projects, capital spending was evenly distributed among the four business groups with no other single major expenditure. The Company anticipates capital spending in fiscal 1996 to be close to the spending level in 1995 as the Company continues to upgrade and replace existing management information systems and invest in operations-related upgrade projects.

Aside from investing activities, the Company used its cash from operations to pay down $23,488,000 in debt; the ratio of total debt to capital decreased to 11.4% at the close of 1995 compared to 22.3% at 1994. Average debt outstanding during 1995 was $52,400,000 at a weighted average interest rate of 5.27% versus $46,700,000 at 4.65% last year, increasing the current year's interest expense to $4,216,000 from $2,504,000 in the prior year. In the second quarter, the Company entered into a new five-year $150,000,000 revolving credit agreement, replacing a $45,000,000 facility. Also during the year, the Company obtained $12,500,000 in Industrial Revenue Bond financing for its construction projects in Statesville, North Carolina and Marengo, Illinois. At October 27, 1995, the Company has unused lines of credit available from banks of $280,741,000 which are expected to be adequate to cover current and projected needs for short-term financing.

Fiscal 1995 Common Stock dividends of $13,121,000 represent a 16.6% increase over 1994. The annual amount was increased to 60(cent) per share from 52(cent) in 1994 with the payout at 28.6% of the prior year's earnings, which is consistent with the Company's target payout rate of 25% to 35%. The Company's debt agreements impose limitations on the amount of dividends that can be paid. These limitations have not affected, nor are they expected to affect, the ability of the Company to pay dividends in the future.

The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 105,000, 133,000 and 160,000 shares in 1995, 1994 and 1993, respectively. Additional treasury stock activity for 1995 included approximately 8,000 shares tendered in conjunction with the exercise of stock options totaling 113,000 shares.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, taking into consideration the number of parties involved at the site, joint and several liability of other PRPs, the level of contribution that may be attributed to the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates, to the extent possible, the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

Based on the above considerations, the Company has established reserves for potential environmental liabilities and plans to continue to accrue reserves in appropriate amounts. The reserves are continuously reviewed and adjusted as additional information becomes available and management is able to better estimate the ultimate clean-up costs at individual sites. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------
                              (Dollars in Thousands, except per share amounts)
-------------------------------------------------------------------------------------------------------------------
                                                                                  October 27,          October 28,
                                                                                     1995                 1994
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS                Cash and cash equivalents                                  $  4,875    $  2,580
-------------------------------------------------------------------------------------------------------------------
                              Accounts and notes receivable, less
                                 allowances for doubtful accounts
                                 (1995 - $911; 1994 - $890)                               129,954     112,892
-------------------------------------------------------------------------------------------------------------------
                              Inventories                                                  76,893      84,076
-------------------------------------------------------------------------------------------------------------------
                              Prepaid expenses and other accounts                          25,186      24,603
-------------------------------------------------------------------------------------------------------------------
                              Total Current Assets                                        236,908     224,151

OTHER ASSETS                                                                               30,887      35,501
-------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND
   EQUIPMENT                  Land                                                          8,607       8,560
-------------------------------------------------------------------------------------------------------------------
                              Buildings                                                    76,047      64,025
-------------------------------------------------------------------------------------------------------------------
                              Machinery and equipment                                     162,886     137,372
-------------------------------------------------------------------------------------------------------------------
                                                                                          247,540     209,957
-------------------------------------------------------------------------------------------------------------------
                              Less accumulated depreciation                               117,136     102,001
-------------------------------------------------------------------------------------------------------------------
                              Net Property, Plant and Equipment                           130,404     107,956
-------------------------------------------------------------------------------------------------------------------
                                                                                         $398,199    $367,608
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES           Notes payable to banks                                     $  5,288      15,000
-------------------------------------------------------------------------------------------------------------------
                              Trade accounts payable                                       68,575      51,850
-------------------------------------------------------------------------------------------------------------------
                              Income taxes                                                  9,098       8,449
-------------------------------------------------------------------------------------------------------------------
                              Accrued liabilities                                          62,719      60,641
-------------------------------------------------------------------------------------------------------------------
                              Current portion of long-term debt                               233         324
-------------------------------------------------------------------------------------------------------------------
                              Total Current Liabilities                                   145,913     136,264
LONG-TERM DEBT, LESS
   CURRENT PORTION                                                                         21,658      35,343
-------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                       5,113       4,724
-------------------------------------------------------------------------------------------------------------------
DEFERRED LIABILITIES                                                                       13,400      14,565
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY          Common Stock (par value $.50 per share;
                                 shares authorized 30,000,000; shares issued,
                                 including shares in
                                 treasury, 26,660,656 shares)                              13,330      13,330
-------------------------------------------------------------------------------------------------------------------
                              Additional paid-in capital                                   10,348       6,588
-------------------------------------------------------------------------------------------------------------------
                              Retained earnings                                           235,361     200,913
-------------------------------------------------------------------------------------------------------------------
                              Other                                                        (3,436)     (2,616)
-------------------------------------------------------------------------------------------------------------------
                                                                                          255,603     218,215
                              Less cost of Common Stock in treasury
                                 (1995 - 4,672,046 shares;
                                 1994 - 4,739,015 shares)                                  43,488      41,503
-------------------------------------------------------------------------------------------------------------------
                              Total Stockholders' Equity                                  212,115     176,712
-------------------------------------------------------------------------------------------------------------------
                                                                                         $398,199    $367,608
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
-------------------------------------------------------------------------------------------
                                                 October 27,      October 28,  October 29,
For the Year Ended                                  1995             1994          1993
-------------------------------------------------------------------------------------------
NET SALES                                       $    790,175    $    795,275   $    700,897
-------------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                     561,170         569,063        501,135
   Research and development                           27,746          27,430         24,955
   Selling and administrative                        118,598         119,253        105,042
-------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                82,661          79,529         69,765
   Other (income) expense, net                          (763)            631          2,036
   Interest                                            4,216           2,504          1,645
-------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            79,208          76,394         66,084
   Income taxes                                       31,688          30,595         25,928
-------------------------------------------------------------------------------------------

NET INCOME                                      $     47,520    $     45,799         40,156
-------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                     $       2.15    $       2.07   $       1.82
-------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING     22,091,411      22,162,848     22,030,853
-------------------------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
                                                              Additional
                                      Common Stock              Paid-In     Retained                      Treasury
-------------------------------------------------------------------------------------------------------------------------
                                  Shares        Amount          Capital     Earnings         Other          Stock
-------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 30, 1992                 26,660,656    $13,330   $   547    $192,333        $(1,352)       $33,171
-------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 65,671 shares                                       639                                      (501)
-------------------------------------------------------------------------------------------------------------------------
Purchase of 173,436 shares of
   Common Stock for treasury                                                                                 5,707
-------------------------------------------------------------------------------------------------------------------------
Net income for the year                                                       40,156
-------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.44 per share                                                     (9,471)
-------------------------------------------------------------------------------------------------------------------------
Other                                                                734                        243            (20)
-------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 29, 1993                 26,660,656    13,330      1,920     223,018         (1,109)        38,357
-------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 187,309 shares                                    1,667                                    (1,533)
-------------------------------------------------------------------------------------------------------------------------
Purchase of 150,694 shares of
   Common Stock for treasury                                                                                 4,997
-------------------------------------------------------------------------------------------------------------------------
Net income for the year                                                       45,799
-------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.52 per share                                                    (11,252)
-------------------------------------------------------------------------------------------------------------------------
McWhorter spin-off                                                           (55,822)
-------------------------------------------------------------------------------------------------------------------------
Other                                                              3,001        (830)        (1,507)          (318)
-------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 28, 1994                 26,660,656    13,330      6,588     200,913         (2,616)        41,503
-------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 178,048 shares                                      637                                      (884)
-------------------------------------------------------------------------------------------------------------------------
Purchase of 113,004 shares of
   Common Stock for treasury                                                                                 3,607
-------------------------------------------------------------------------------------------------------------------------
Net income for the year                                                       47,520
-------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.60 per share                                                    (13,121)
-------------------------------------------------------------------------------------------------------------------------
Other                                                              3,123          49           (820)          (738)
-------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 27, 1995                 26,660,656    $13,330   $10,348    $235,361        $(3,436)       $43,488
-------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
                              (Dollars in Thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                                October 27,   October 28,   October 29,
                              For the Year Ended                                   1995          1994          1993
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES          Net income                                          $47,520        $45,799      $40,156
                              Adjustments to reconcile net income to net cash
                                 provided by operating activities:
                                    Depreciation and amortization                  20,318         19,134       20,648
-------------------------------------------------------------------------------------------------------------------
                                    Provisions for:
                                       Deferred income taxes                         (220)        (1,552)      (1,786)
-------------------------------------------------------------------------------------------------------------------
                                       Other deferred liabilities                     255          1,122        3,384
-------------------------------------------------------------------------------------------------------------------
                                    Loss on sales or abandonment
                                       of property, plant and equipment               396          2,357          591
-------------------------------------------------------------------------------------------------------------------
                                    (Decrease) increase in cash due to changes
                                       in net operating assets, net of effects
                                       of acquired businesses:
                                         Accounts and notes receivable            (17,062)        (6,444)     (13,636)
-------------------------------------------------------------------------------------------------------------------
                                         Inventories and prepaid assets             6,600        (16,575)       1,817
-------------------------------------------------------------------------------------------------------------------
                                         Trade accounts payable and
                                            accrued liabilities                    22,052         13,936          816
-------------------------------------------------------------------------------------------------------------------
                                         Income taxes payable                       1,814         (1,323)       4,724
-------------------------------------------------------------------------------------------------------------------
                                    Other                                             480            655          819
-------------------------------------------------------------------------------------------------------------------
                              Net Cash Provided by Operating Activities            82,153         57,109       57,533
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES          Purchases of property, plant
                                 and equipment                                    (38,982)       (31,817)     (17,213)
-------------------------------------------------------------------------------------------------------------------
                              Acquired businesses/assets, net of cash                   -        (75,385)      (1,000)
-------------------------------------------------------------------------------------------------------------------
                              Investments in/advances to joint ventures            (1,050)        (3,300)      (3,484)
-------------------------------------------------------------------------------------------------------------------
                              Other                                                     -         (1,069)        (276)
-------------------------------------------------------------------------------------------------------------------
                              Net Cash Used in Investing Activities               (40,032)       (111,571)    (21,973)
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES          Net (payments on) proceeds
                                 from borrowings                                  (23,488)         38,415     (21,511)
----------------------------------------------------------------------------------------------------------------------
                              McWhorter debt spun off                                   -          30,086           -
----------------------------------------------------------------------------------------------------------------------
                              Proceeds from sale of treasury stock                  1,521           4,686       1,140
----------------------------------------------------------------------------------------------------------------------
                              Purchase of shares of Common Stock
                                 for treasury                                      (3,607)         (5,022)     (5,759)
----------------------------------------------------------------------------------------------------------------------
                              Dividends paid                                      (13,121)        (11,252)     (9,471)
----------------------------------------------------------------------------------------------------------------------
                              Other                                                (1,131)         (1,643)        (13)
----------------------------------------------------------------------------------------------------------------------
                              Net Cash (Used in) Provided by
                                 Financing Activities                             (39,826)         55,270     (35,614)
----------------------------------------------------------------------------------------------------------------------
                              Increase (Decrease) in Cash and
                                 Cash Equivalents                                   2,295             808         (54)
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                                             2,580           1,772       1,826
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                                                 $ 4,875        $ 2,580       $1,772
----------------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 1995, 1994 AND 1993

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

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. All material intercompany accounts, transactions and profits have been eliminated. Investments in joint ventures in which the Company has a 20% to 50% interest are accounted for using the equity method.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using accelerated methods for assets acquired prior to fiscal year 1994. All assets acquired in fiscal years 1994 and 1995 are depreciated using the straight-line method. The result of this change on the financial statements was not material.

INCOME TAXES: The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 as of October 31, 1992 was to increase 1993 net income by $1,075,000 or $.05 per share. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws enacted that will be in effect when the differences are expected to reverse.

STOCK OPTIONS: At the time options are exercised, shares are issued from treasury stock. The differences between the option price and the cost of the treasury stock is charged or credited to additional paid-in capital. There have been no charges or credits to income in connection with stock options because all options were granted at an exercise price equal to the fair market value of the stock on the date of grant.

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

The Company accounts for the cost of its postretirement medical benefits in accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adopting SFAS 106 effective October 31, 1992 was to decrease 1993 net income by $1,024,000 (net of related income taxes of $680,000) or $.05 per share.

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

The Company adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits" effective as of October 31, 1994. The adoption of the Statement did not have a material impact on the financial statements.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of Common Shares outstanding during each year plus common stock equivalents on dilutive stock options.

RECLASSIFICATIONS: Certain reclassifications have been reflected in the 1994 and 1993 financial statements to conform to the 1995 presentation.

NOTE B - ACQUISITION

On March 24, 1995 the Company acquired all of the Common Stock of Sunbelt Coatings, Inc., in exchange for 339,455 shares of the Company's Common Stock. Sunbelt is an automotive refinish coatings manufacturer. The transaction has been accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for all periods presented have been restated to include Sunbelt. The effect of this acquisition on the Company's financial statements was not significant.

NOTE C - SPIN-OFF

On February 18, 1994 Valspar's wholly-owned subsidiary, McWhorter, Inc., purchased substantially all of the assets, consisting primarily of inventory and fixed assets, but excluding accounts receivable, of the Resin Products Division of Cargill, Incorporated for approximately $75 million. McWhorter's financing for the Resin Product Division acquisition was derived from two sources: $44 million in cash received upon collection of an intercompany balance due from Valspar and $31 million in bank financing. Valspar utilized existing credit facilities to finance payment of the intercompany balance owed to McWhorter. Immediately after the acquisition, McWhorter, Inc., was merged into McWhorter Technologies, Inc. ("McWhorter"), with the surviving corporation remaining a wholly-owned subsidiary of the Company.

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

The significant assets and liabilities of McWhorter at the date of spin-off were as follows:

ASSETS:        Accounts receivable                    $40,386
               Inventory                               21,435
               Other assets                             3,734
               Property, plant,
                  and equipment (net)                  69,523

LIABILITIES:   Notes to bank                          (12,700)
               Accounts payable                       (22,382)
               Accrued liabilities                    (11,250)
               Long-term debt                         (30,086)
               Other liabilities                       (2,838)
                                                      -------
               NET ASSETS                             $55,822
                                                      -------

The following supplemental unaudited consolidated pro-forma information shows condensed results of operations as though the McWhorter spin-off had occurred at the beginning of fiscal 1993. The pro-forma data is provided for information purposes only and does not purport to be indicative of the future results or financial position of Valspar (or what the results of operations or financial position would have been had the McWhorter spin-off occurred as described above).

Pro-Forma Condensed Statements
of Income (Unaudited)
--------------------------------------------------------------------------------
(In Thousands except per share amounts)
Year Ended                       October 28, 1994
--------------------------------------------------------------------------------
                      Historical    Adjustments(a) Pro-Forma
--------------------------------------------------------------------------------
Net sales              $795,275     $ (63,045)     $732,230
Cost of sales           569,063       (51,853)      517,210
--------------------------------------------------------------------------------
Gross profit            226,212       (11,192)      215,020
Research and
   development           27,430        (1,261)       26,169
Selling and
   administrative       119,253        (4,431)      114,822
--------------------------------------------------------------------------------
Income from
   operations            79,529        (5,500)       74,029
Other expense
   (income), net            631        (2,538)       (1,907)
Interest expense          2,504           214         2,718
--------------------------------------------------------------------------------
Income before
   income taxes          76,394        (3,176)       73,218
Income taxes             30,595        (1,230)       29,365
--------------------------------------------------------------------------------
Net income             $ 45,799     $  (1,946)     $ 43,853
--------------------------------------------------------------------------------
Earnings per share     $   2.07                    $   1.98
--------------------------------------------------------------------------------
Total assets           $367,608                    $367,608
--------------------------------------------------------------------------------


Year Ended                       October 29, 1993
--------------------------------------------------------------------------------
                      Historical   Adjustments(a)  Pro-Forma
--------------------------------------------------------------------------------
Net sales              $700,897     $ (43,212)     $657,685
Cost of sales           501,135       (31,598)      469,537
--------------------------------------------------------------------------------
Gross profit            199,762       (11,614)      188,148
Research and
   development           24,955          (858)       24,097
Selling and
   administrative       105,042        (4,203)      100,839
--------------------------------------------------------------------------------
Income from
   operations            69,765        (6,553)       63,212
Other expense             2,036           (72)        1,964
Interest expense          1,645         1,010         2,655
--------------------------------------------------------------------------------
Income before
   income taxes          66,084        (7,491)       58,593
Income taxes             25,928        (2,625)       23,303
--------------------------------------------------------------------------------
Net income             $ 40,156     $  (4,866)     $ 35,290
--------------------------------------------------------------------------------
Earnings per share     $   1.82                    $   1.60
--------------------------------------------------------------------------------
Total assets           $340,479     $ (59,993)     $280,486
--------------------------------------------------------------------------------

(a) To eliminate the revenue and expenses of McWhorter for the respective periods presented, as if the spin-off had occurred on October 31, 1992.

NOTE D - INVENTORIES

The major classes of inventories consist of the following:

--------------------------------------------------------------------------------
                                     October 27,   October 28,
(Dollars in Thousands)                   1995          1994
--------------------------------------------------------------------------------
Manufactured products                  $46,284       $51,614
Raw materials, supplies and
   work-in-process                      30,609        32,462
--------------------------------------------------------------------------------
                                       $76,893       $84,076
--------------------------------------------------------------------------------

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $73,957,000 at October 27, 1995 and $78,593,000 at October 28, 1994,
approximately $30,046,000 and $23,953,000 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE E - TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable at October 27, 1995 include $12,400,000 of issued checks which had not cleared the Company's bank accounts.

Accrued liabilities include the following:

--------------------------------------------------------------------------------
                                     October 27,    October 28,
(Dollars in Thousands)                  1995           1994
--------------------------------------------------------------------------------
Employee compensation                  $26,305       $27,739
Contribution to employees'
   retirement trusts                     4,995         4,790
Customer volume rebates                  8,431         5,248
Other                                   22,988        22,864
--------------------------------------------------------------------------------
                                       $62,719       $60,641
--------------------------------------------------------------------------------

NOTE F - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

--------------------------------------------------------------------------------
                                     October 27,    October 28,
(Dollars in Thousands)                  1995           1994
--------------------------------------------------------------------------------
Short-term notes to banks
   (7.27% at
   October 27, 1995)                   $ 6,575       $32,528
Industrial development
   bonds (4.10% at
   October 27, 1995)                    12,500             -
Obligations under capital
   lease (7.48% at
   October 27, 1995)                     2,806         3,018
Other                                       10           121
--------------------------------------------------------------------------------
                                        21,891        35,667
--------------------------------------------------------------------------------
Less current maturities                   (233)         (324)
--------------------------------------------------------------------------------
                                       $21,658       $35,343
--------------------------------------------------------------------------------

The Company has $150,000,000 available under a revolving credit loan agreement with banks at optional interest rates of prime, or LIBOR-based or CD-based rates. The revolving credit loan facility matures in 2000. The revolving credit loan agreement contains covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 27, 1995.

Maturities of long-term debt are as follows: 1996 - $233,000; 1997 - $246,000; 1998 - $264,000; 1999 - $285,000 and $20,630,000 thereafter.

Under other short-term bank lines of credit, the Company may borrow up to $136,030,000 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these short-term notes had an average annual rate of 5.19% in fiscal 1995 and 4.53% in fiscal 1994.

Borrowings under the Canadian short-term bank lines in the amount of $6,575,000 at October 27, 1995 have been classified as long-term debt reflecting the Company's ability to refinance these amounts during the subsequent fiscal year. The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $280,741,000 at October 27, 1995.

The Company obtained $12,500,000 in Industrial Revenue Bond (IRB) financing for its plant construction projects in Statesville, North Carolina and Marengo, Illinois. These bonds have variable rates of interest and mature in 2015.

Interest paid during 1995, 1994 and 1993 was $3,783,000, $2,473,000 and
$1,647,000, respectively.

NOTE G - COMMON STOCK OPTIONS

Under the 1991 Stock Option Plan, options for the purchase of 1,000,000 shares of Common Stock may be granted to officers and key employees. Under the prior stock option plans (1982 Incentive Stock Option Plan and 1989 Non-Qualified Stock Option Plan), options were also granted to officers and key employees. Options issued under the 1982 and 1989 plans are fully exercised. The Company has elected to grant all future options under the 1991 Stock Option Plan. Options are exercisable in full or in part at the date of grant. Activity for the two years ended October 27, 1995 is summarized as follows:

--------------------------------------------------------------------------------
                          Shares      Options        Option Price
                         Reserved   Outstanding       Per Share
--------------------------------------------------------------------------------
Balance
   October 30, 1993       734,212     423,423       $ 9.48 - $28.64
   Granted               (148,800)    148,800        29.63 -  34.38
   Exercised                         (187,309)        9.48 -  29.63
   Canceled                32,440     (32,440)        9.48 -  29.63
   Adjustment for
      McWhorter
      spin-off            (75,851)     75,851
--------------------------------------------------------------------------------
Balance
   October 28, 1994       542,001     428,325        11.60 -  29.63
   Granted               (176,295)    176,295        34.50 -  36.63
   Exercised                          (95,012)       11.60 -  34.50
   Canceled                12,589     (12,589)       15.11 -  34.50
--------------------------------------------------------------------------------
Balance
   October 27, 1995       378,295     497,019       $11.60 - $36.63
--------------------------------------------------------------------------------

The balance of 497,019 options outstanding at October 27, 1995 includes 473,907 non-qualified options.

The impact of the McWhorter spin-off on April 29, 1994 on both the option price and number of shares is reflected above.


NOTE H - INCOME TAXES

Significant components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
(Dollars in Thousands)
--------------------------------------------------------------------------------
                          October 27,  October 28,   October 29,
Year Ended                    1995         1994          1993
--------------------------------------------------------------------------------
Current
   Federal                  $26,009       $25,905       $24,431
   State                      5,681         5,761         4,393
   Foreign                      218           481           653
--------------------------------------------------------------------------------
   Total current             31,908        32,147        29,477
--------------------------------------------------------------------------------
Deferred
   Federal                      (93)       (1,296)       (1,301)
   State                         (9)         (209)         (427)
   Foreign                     (118)          (47)          (58)
--------------------------------------------------------------------------------
   Total deferred              (220)       (1,552)       (1,786)
--------------------------------------------------------------------------------
Cumulative tax effect
   of changes in accounting
   Methods for:
      Income taxes                                       (1,075)
      Postretirement benefits                              (688)
--------------------------------------------------------------------------------
   Total cumulative effect                               (1,763)
--------------------------------------------------------------------------------
Total income taxes          $31,688       $30,595       $25,928
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
                                    October 27,   October 28,
(Dollars in Thousands)                 1995          1994
--------------------------------------------------------------------------------
Deferred tax assets:
   Product liability accruals        $ 2,205      $ 2,097
   Insurance reserves                  2,350        2,216
   Deferred compensation               2,266        1,721
   Workers' compensation
      reserves                         3,383        3,171
   Employee compensation
      reserve                          2,061        2,075
   Other                               8,025        6,184
--------------------------------------------------------------------------------
      Total deferred tax assets       20,290       17,464
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Tax over book
      depreciation                   (10,197)      (8,387)
   Other                              (3,726)      (2,930)
--------------------------------------------------------------------------------
   Total deferred
      tax liabilities                (13,923)     (11,317)
--------------------------------------------------------------------------------
Net deferred tax assets              $ 6,367      $ 6,147
--------------------------------------------------------------------------------

The reconciliation of income tax computed at the United States Federal statutory tax rates to income tax expense is as follows:

--------------------------------------------------------------------------------
                              1995       1994       1993
--------------------------------------------------------------------------------
Tax at United States
   statutory rates            35.0%      35.0%      34.8%
State income taxes,
   net of Federal benefit      4.7%       4.7%       3.8%
Other                          0.3%       0.2%       1.8%
FAS 109
   implementation                                   (1.6)%
--------------------------------------------------------------------------------
                              40.0%      39.9%      38.8%
--------------------------------------------------------------------------------

Income taxes paid during 1995, 1994 and 1993 were $29,989,000, $33,530,000 and
$24,692,000, respectively.

NOTE I - RETIREMENT BENEFIT PROGRAMS

The Company's primary retirement benefit programs are its defined contribution plans. Contributions to the Profit Sharing Plan totaled $7,552,000, $7,045,000, and $6,911,000, for 1995, 1994, and 1993, respectively. The Company's contributions to the Employee Stock Ownership Plans were $2,145,000, $1,950,000, and $2,055,000, for 1995, 1994, and 1993, respectively.

The Company also sponsors a number of defined benefit pension plans for certain hourly employees. The related pension costs are not significant. On January 1, 1995 the Company merged 11 of its pension plans into one previously existing plan. The funded status of all pension plans using a 7.0% discount rate in 1995 and a 7.5% discount rate in 1994 is as follows:

--------------------------------------------------------------------------------
                                    Overfunded    Underfunded
(Dollars in Thousands)                  Plan          Plan
--------------------------------------------------------------------------------
OCTOBER 27, 1995
   Plan assets at fair value          $16,903       $4,211
   Accumulated benefit
      obligation                       14,804        4,247
--------------------------------------------------------------------------------
   Plan assets in excess of
      (less than) accumulated
      benefit obligation                2,099          (36)
--------------------------------------------------------------------------------
OCTOBER 28, 1994
   Plan assets at fair value           $5,721      $10,473
   Accumulated benefit
      obligation                        3,691       12,565
--------------------------------------------------------------------------------
   Plan assets in excess of
      (less than) accumulated
      benefit obligation               $2,030      $(2,092)
--------------------------------------------------------------------------------

NOTE J - OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees.

The Company's accrued postretirement benefit liability of $1,629,000 is equal to its accumulated postretirement benefit obligation at October 27, 1995. Net periodic postretirement expense for the year ended October 27, 1995 and October 28, 1994 was $142,000 and $187,000, respectively.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at October 27, 1995 was 7.5%.

NOTE K - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 27, 1995 and October 28, 1994:

--------------------------------------------------------------------------------
(Dollars in Thousands)
--------------------------------------------------------------------------------
                                                       Net
                                Gross       Net     Income
                 Net Sales     Margin    Income  Per Share
--------------------------------------------------------------------------------
1995 Quarter Ended:
   January 27    $163,220    $ 43,089   $ 5,379      $ .24
   April 28       205,041      58,437    12,168        .55
   July 28        216,310      64,226    15,473        .70
   October 27     205,604      63,253    14,500        .66
--------------------------------------------------------------------------------
                 $790,175    $229,005   $47,520      $2.15
--------------------------------------------------------------------------------

1994 Quarter Ended:
   January 28    $149,802    $ 40,316   $ 4,433      $ .20
   April 29       248,081      66,046    14,399        .65
   July 29        203,302      60,371    14,674        .66
   October 28     194,090      59,479    12,293        .56
--------------------------------------------------------------------------------
                 $795,275    $226,212   $45,799      $2.07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------