Form 10-K, Exhibit 13
period 1996-10-25
VALSPAR CORP
filed 1997-01-23
CIK 102741

ELEVEN-YEAR FINANCIAL SUMMARY


------------------------------------------------------------------------------------------------------------------------------------
                              (Dollars in Thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                              Fiscal Years                                                 1996             1995              1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS             Net Sales                                                $859,799         $790,175          $795,275
                              Cost and Expenses
                                 Cost of Sales                                          594,935          561,170           569,063
                                 Operating Expense                                      169,873          146,344           146,683
------------------------------------------------------------------------------------------------------------------------------------
                              Income from Operations                                     94,991           82,661            79,529
                              Other (Income) Expense - Net                               (1,081)            (763)              631
                              Interest Expense                                            3,029            4,216             2,504
------------------------------------------------------------------------------------------------------------------------------------
                              Income Before Income Taxes                                 93,043           79,208            76,394

                              Net Income                                                 55,893           47,520            45,799
                              Net Income as a Percent of Sales                              6.5%             6.0%              5.8%
                              Return on Average Equity                                     24.0%            24.4%             24.4%
                              Per Common Share:
                                 Net Income                                            $   2.52         $   2.15          $   2.07
                                 Dividends Paid                                             .66              .60               .52
                                 Stockholders' Equity                                     11.55             9.65              7.97
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION            Total Assets                                             $486,440         $398,199          $367,608
                              Working Capital at Year-End                                96,130           90,995            87,887
                              Property, Plant and Equipment - Net                       153,819          130,404           107,956
                              Long-Term Debt, Excluding Current Portion                  31,948           21,658            35,343
                              Stockholders' Equity                                      253,703          212,115           176,712
------------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS              Property, Plant and Equipment Expenditures               $ 25,376         $ 38,982          $ 31,817
                              Depreciation and Amortization Expense                      22,262           20,318            19,134
                              Research and Development Expense                           32,616           27,746            27,430
                              Total Cash Dividends                                     $ 14,575         $ 13,121          $ 11,252
                              Average Common Shares Outstanding (000's)                  22,201           22,091            22,163
                              Number of Stockholders                                      1,783            1,864             1,902
                              Number of Employees at Year-End                             2,855            2,542             2,585
                              Market Price Range -
                                 Common Stock:       High                              $  51.00         $  41.88          $  45.75
                                                     Low                                  38.25            30.50             32.75
------------------------------------------------------------------------------------------------------------------------------------


                            THE VALSPAR CORPORATION

    1993            1992              1991              1990             1989              1988             1987              1986

$700,897        $683,485          $632,562          $571,445         $526,892          $479,617         $448,944          $345,248

 501,135         492,092           458,953           410,094          385,459           356,690          321,258           252,588
 129,997         131,232           120,643           109,206           98,725            89,906           89,862            63,733

  69,765          60,161            52,966            52,145           42,708            33,021           37,824            28,927
   2,036             360             1,504             3,337           (1,555)           (2,733)            (479)           (2,871)
   1,645           2,932             5,686             4,704            5,838             6,370            6,227             5,103

  66,084          56,869            45,776            44,104           38,425            29,384           32,076            26,695

  40,156          34,418            27,676            26,731           23,234            18,295           18,052            14,770
     5.7%            5.0%              4.4%              4.7%             4.4%              3.8%             4.0%              4.3%
    21.8%           21.7%             20.0%             22.1%            21.9%             19.7%            23.0%             20.3%

$   1.82        $   1.57          $   1.27          $   1.22         $   1.04          $    .81         $    .80          $    .63
     .44             .36               .30               .26              .22               .20              .16               .13
    9.02            7.84              6.79              5.92             5.11              4.46             3.85              3.21

$340,479        $321,618          $319,367          $302,806        $ 261,103          $232,974         $236,099          $164,678
  85,741          57,500            58,066            56,199           63,519            60,694           57,148            29,091
 103,916         101,005            98,818           106,621           82,687            73,652           74,748            51,931
   7,890          10,684            30,697            49,456           40,201            42,412           58,561             6,619
 198,826         169,377           147,896           128,707          112,698            99,895           85,807            71,020

$ 17,213        $ 19,581          $  8,843          $ 13,171         $  8,701          $  9,390         $ 10,032          $  4,806
  20,648          19,793            18,896            15,119           13,975            12,759           11,687             7,042
  24,955          24,802            23,226            20,350           18,037            17,190           17,062            14,880
$  9,471        $  7,843          $  6,519          $  5,651         $  4,899          $  4,472         $  3,559          $  3,034
  22,031          21,973            21,862            21,854           22,330            22,488           22,490            23,536
   1,866           1,863             1,857             1,863            1,864             1,922            1,869             1,814
   2,577           2,482             2,530             2,502            2,593             2,505            2,687             2,121

$  41.50        $  36.38          $  23.44          $  20.00         $  15.94          $  15.50         $  20.25          $  12.04
   30.38           22.56             15.25             14.69            11.32             10.57             9.82              6.60


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

                                                                 (Percent of Net Sales)
------------------------------------------------------------------------------------------------
                             Fiscal Years               1996     1995    1994     1993     1992
------------------------------------------------------------------------------------------------
                             Consumer Coatings            34       34      31       29       29
                             Packaging Coatings           27       27      25       27       27
                             Industrial Coatings          24       25      23       22       23
                             Special Products             15       14      21       22       21
------------------------------------------------------------------------------------------------

STOCK INFORMATION AND DIVIDENDS
Stock traded on the New York Stock Exchange

------------------------------------------------------------------------------------------------
                             For the Fiscal Year                  1996                      1995
------------------------------------------------------------------------------------------------
Market price / high - low:   First quarter            $44.75 -  $38.25          $36.75 -  $30.50
                             Second quarter            48.25 -   42.88           39.50 -   33.38
                             Third quarter             48.63 -   43.38           40.00 -   35.25
                             Fourth quarter            51.00 -   42.50           41.88 -   38.25
------------------------------------------------------------------------------------------------
Per share dividends:         First quarter                       $.165                      $.15
                             Second quarter                       .165                       .15
                             Third quarter                        .165                       .15
                             Fourth quarter                       .165                       .15
------------------------------------------------------------------------------------------------
                                                                  $.66                      $.60
------------------------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW. Effective April 30, 1996, the Company completed the first phase of its acquisition of TOTAL SA's Coates Coatings (Coates) operations for $47.3 million in cash. The first phase included the Coates European operations which consist of packaging coatings and metal decorating inks businesses in the United Kingdom, France, Norway, Germany, and Spain. Also included were the Coates Australian and United States operations which were combined with the Company's existing businesses in these countries. This acquisition was accounted for as a purchase. The acquisition agreement calls for the purchase of certain other Coates operations in subsequent phases. See Note 2 to the Consolidated Financial Statements.

On October 18, 1996, the Company acquired certain assets of the packaging coatings business of the Gordon Bartels Company. The production volumes related to this business will be sourced out of the U.S. facility acquired from Coates, increasing the utilization of that facility in 1997.

On March 24, 1995, the Company acquired the outstanding shares of stock of Sunbelt Coatings, Inc. The transaction was accounted for as a pooling of interests with the consolidated financial statements for all periods restated to include the results of Sunbelt. See Note 2 to the Consolidated Financial Statements.

The Company's operations for fiscal 1994 include the results for the Resin Products Division, which was purchased from Cargill, Incorporated by the Company's wholly-owned subsidiary, McWhorter, Inc. (McWhorter), from the date of its acquisition on February 18, 1994, to the time of the spin-off at the close of business on April 29, 1994. At the time of the spin-off, all of the assets of the Resin Products Division and certain assets and liabilities of McWhorter were distributed to Valspar shareholders in the form of a stock dividend. See Note 3 to the Consolidated Financial Statements.

OPERATIONS 1996 VS. 1995. Net sales increased 8.8% to $859,799,000 in 1996 from $790,175,000 in 1995. Excluding the results of the acquired Coates operations, net sales increased 5.2%. The increase was primarily driven by volume increases in the Consumer Group, a shift in product mix in the Industrial Group, increased volume in certain business lines within the Special Products Group, and pricing actions taken in all business groups in response to rising raw material costs in 1995. The increase was partially offset by lower unit sales within the Packaging Group, excluding Coates.

The gross profit margin increased to 30.8% in 1996 from 29.0% in 1995. The increase was primarily the result of a modest decline in raw material costs, improved material handling efficiencies within our plants, and savings generated by the efforts of cross-functional cost reduction teams. In addition, the Company incurred start-up costs related to three new facilities in 1995. The Company expects raw material costs to remain stable for the first several months of 1997.

Operating expenses (research and development, selling, and administrative) increased 16.1% to $169,873,000 (19.8% of net sales) in 1996 compared with $146,344,000 (18.5% of net sales) in 1995. Excluding the results of Coates, operating expenses increased 10.9%. This increase was primarily attributable to a higher level of promotional and advertising programs in the Consumer Group, costs related to global expansion efforts, and continuing investment in the upgrade and replacement of existing information systems.

Other income, net of expense, increased 41.7% to $1,081,000 in 1996. The increase was the result of improved financial performance by the Company's joint ventures.

Interest expense decreased 28.2% to $3,029,000 in 1996 reflecting a decline in average levels of debt during the year. Additionally, 1995 interest expense included interest paid on an income tax assessment.

In 1996, net income increased 17.6% to $55,893,000, or $2.52 per share, representing the 22nd consecutive year of increased earnings. Higher sales coupled with an improved gross margin due to a modest decline in raw material costs, improved material handling efficiencies, and cost reduction efforts, offset the impact of increased operating expenses during 1996.

OPERATIONS 1995 VS. 1994. Excluding the sales of McWhorter operations spun-off in 1994, net sales increased $57,945,000 or 7.9% to $790,175,000 in 1995 from fiscal 1994 pro-forma sales of $732,230,000. The increase was driven by volume increases in the Consumer and Packaging Groups, a favorable shift in mix in the Industrial Group, and pricing actions taken in all groups to mitigate the impact of rising raw material costs. The increase was partially offset by lower unit sales in certain business lines within the Special Products Group. 1994 sales including McWhorter were $795,275,000.

The gross profit margin declined to 29.0% in 1995 from 29.4% in 1994 on a pro-forma basis. The decrease in margin was largely attributable to higher raw material costs, which were partially offset by reduced production costs in existing facilities. Other items which contributed to the margin decline were a shift in product mix in the Industrial Group and costs related to the start-up of the new Louisville, Kentucky; Statesville, North Carolina; and Marengo, Illinois facilities.

On a historical basis, the gross profit margin increased to 29.0% in 1995 from 28.4% in 1994 as the spun-off McWhorter operations sold lower margin products.

Operating expenses (research and development, selling, and administrative) were 3.8% higher than the comparable period of 1994 on a pro-forma basis. The Company incurred increased expenses attributable to the upgrade and replacement of the Company's information systems and higher selling expenses, including expenditures associated with global expansion efforts. These increases were partially offset by cost containment and reduction efforts throughout the Company in response to the gross margin pressure during 1995.

Other income, net of expense, for 1994 included a pretax charge of $2,474,000 for the write-down of a resin plant to appraised fair value that was transferred from McWhorter to Valspar in connection with the spin-off. Other income in 1995 decreased $1,144,000 from 1994 on a pro-forma basis, as the prior year included better financial performance from joint ventures and recovery of accounts receivable and other assets written off in prior years.

Interest expense increased $1,498,000 or 55.1% over 1994 on a pro-forma basis. Increased average debt levels resulting from the McWhorter spin-off, higher interest rates, and interest paid on an income tax assessment contributed to the increase in 1995.

On a pro-forma basis, net income increased 8.4% from $43,853,000 in 1994 to $47,520,000 in 1995, representing the 21st consecutive year of increased earnings. Historical net income for 1994 was $45,799,000. Higher sales, manufacturing efficiencies, and restrained operating expenses offset the impact of reduced margin due to escalating raw material costs during 1995.

FINANCIAL CONDITION. Cash provided by operating activities was $86,642,000 in 1996 compared with $82,153,000 in 1995 and $57,109,000 in 1994. The increase in
1996 was largely due to improved earnings compared with 1995. The cash provided by operating activities combined with $18,194,000 in proceeds from bank borrowings were used to support $25,376,000 in capital expenditures, $51,698,000 in cash payments related to acquisitions, $14,575,000 in dividend payments, and $7,582,000 in payments for share repurchases. Cash balances increased $2,237,000 in 1996.

Accounts receivable increased $22,888,000 primarily due to the acquisition of Coates and increased sales volume in all businesses. Inventory increased $7,293,000 due to the acquisition of Coates offset by continued focused inventory management efforts. Accounts payable and accrued liabilities increased $24,742,000 due to the acquisition of Coates and increases in various expense accruals. Capital expenditures for property, plant and equipment were $25,376,000 in 1996 compared with $38,982,000 in 1995 and $31,817,000 in 1994.
The decline in capital expenditures in 1996 was primarily the result of higher spending levels in 1995 to complete construction of three new facilities to meet increased production requirements for the resin, consumer, and colorant businesses. Capital expenditures in 1996 included payments to continue the replacement and upgrade of the Company's management information systems. Other capital spending was evenly distributed among the four business groups. The Company anticipates capital spending in fiscal 1997 to be somewhat higher than the spending level in 1996 as the Company continues to upgrade and replace existing management information systems, invest in operations-related upgrade projects, and construct a new research and development laboratory for the Packaging Group.

During 1996, the Company invested $51,698,000 in business acquisitions, the primary acquisition being Coates. Cash payments for acquisitions were funded through the Company's operations and available credit facilities.

During 1996 the Company increased its borrowings with banks by $18,194,000. The ratio of total debt to capital increased to 15.6% at the end of 1996 compared to 11.4% in 1995. Average debt outstanding during 1996 was $46,265,000 at a weighted average interest rate of 5.36% versus $52,400,000 at 5.27% last year, decreasing the current year's interest expense to $3,029,000 from $4,216,000 in the prior year. At October 25, 1996, the Company had unused lines of credit available from banks of $276,027,000 which is expected to be adequate to cover current and projected needs for short-term financing.

Fiscal 1996 Common Stock dividends of $14,575,000 represents an 11.1% increase over 1995. The annual dividend was increased to $0.66 per share from $0.60 per share in 1995 with the payout at 30.7% of the prior year earnings, which is consistent with the Company's target payout rate of 25% to 35%. The Company's debt agreements impose limitations on the amount of dividends that can be paid. These limitations have not affected, nor are they expected to affect, the ability of the Company to pay dividends in the future.

The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 168,000, 105,000, and 133,000 shares in 1996, 1995, and 1994, respectively.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, taking into consideration the number of parties involved at the site, joint and several liability of other PRPs, the level of contribution that may be attributed to the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates, to the extent possible, the restoration or other clean-up costs, and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies, and engineering firms.

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


THE VALSPAR CORPORATION


CONSOLIDATED STATEMENTS OF INCOME
--------------------------------- -------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------
                                                          October 25,     October 27,     October 28,
For the Year Ended                                           1996            1995            1994
-----------------------------------------------------------------------------------------------------
NET SALES                                                  $859,799        $790,175        $795,275
-----------------------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                            594,935         561,170         569,063
   Research and development                                  32,616          27,746          27,430
   Selling and administrative                               137,257         118,598         119,253
-----------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                       94,991          82,661          79,529
   Other (income) expense, net                               (1,081)           (763)            631
   Interest expense                                           3,029           4,216           2,504
-----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                   93,043          79,208          76,394
   Income taxes                                              37,150          31,688          30,595
-----------------------------------------------------------------------------------------------------

NET INCOME                                                 $ 55,893        $ 47,520        $ 45,799
-----------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                $   2.52        $   2.15        $   2.07
-----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING            22,201,312      22,091,411      22,162,848
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------
                           (Dollars in Thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------
                                                                         October 25,      October 27,
                                                                             1996            1995
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS             Cash and cash equivalents                        $  7,112        $  4,875
-----------------------------------------------------------------------------------------------------
                           Accounts and notes receivable, less
                              allowances for doubtful accounts
                              (1996 - $1,260; 1995 - $911)                   152,842         129,954
-----------------------------------------------------------------------------------------------------
                           Inventories                                        84,186          76,893
-----------------------------------------------------------------------------------------------------
                           Prepaid expenses and other accounts                31,060          25,186
-----------------------------------------------------------------------------------------------------
                           Total Current Assets                              275,200         236,908

OTHER ASSETS                                                                  57,421          30,887
-----------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND
   EQUIPMENT               Land                                                8,611           8,607
-----------------------------------------------------------------------------------------------------
                           Buildings                                          79,283          76,047
-----------------------------------------------------------------------------------------------------
                           Machinery and equipment                           214,671         162,886
-----------------------------------------------------------------------------------------------------
                                                                             302,565         247,540
-----------------------------------------------------------------------------------------------------
                           Less accumulated depreciation                     148,746         117,136
-----------------------------------------------------------------------------------------------------
                           Net Property, Plant and Equipment                 153,819         130,404
                                                                            $486,440        $398,199

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES        Notes payable to banks                           $ 14,665        $  5,288
-----------------------------------------------------------------------------------------------------
                           Trade accounts payable                             80,125          68,575
-----------------------------------------------------------------------------------------------------
                           Income taxes                                        8,123           9,098
-----------------------------------------------------------------------------------------------------
                           Accrued liabilities                                75,911          62,719
-----------------------------------------------------------------------------------------------------
                           Current portion of long-term debt                     246             233
-----------------------------------------------------------------------------------------------------
                           Total Current Liabilities                         179,070         145,913
LONG-TERM DEBT, LESS
   CURRENT PORTION                                                            31,948          21,658
-----------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                          6,433           5,113
DEFERRED LIABILITIES                                                          15,286          13,400
STOCKHOLDERS' EQUITY       Common Stock (par value $.50 per share;
                              shares authorized 30,000,000;
                              shares issued, including shares in
                              treasury, 26,660,656 shares)                    13,330          13,330
-----------------------------------------------------------------------------------------------------
                           Additional paid-in capital                         13,957          10,348
-----------------------------------------------------------------------------------------------------
                           Retained earnings                                 276,679         235,361
-----------------------------------------------------------------------------------------------------
                           Other                                                (593)         (3,436)
-----------------------------------------------------------------------------------------------------
                                                                             303,373         255,603
                           Less cost of Common Stock in treasury
                              (1996 - 4,688,393 shares;
                              1995 - 4,672,046 shares)                        49,670          43,488
-----------------------------------------------------------------------------------------------------
                           Total Stockholders' Equity                        253,703         212,115
-----------------------------------------------------------------------------------------------------
                                                                            $486,440        $398,199
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


THE VALSPAR CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------

                                          Common Stock             Additional
                                    -------------------------        Paid-In      Retained                       Treasury
                                      Shares          Amount         Capital      Earnings         Other          Stock
---------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 29, 1993            26,660,656        $13,330        $ 1,920      $223,018        $(1,109)       $38,357
---------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 187,309 shares                                        1,667                                      (1,533)
---------------------------------------------------------------------------------------------------------------------------
Purchase of 150,694 shares of
   Common Stock for treasury                                                                                       4,997
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                          45,799
---------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.52 per share                                                          (11,252)
---------------------------------------------------------------------------------------------------------------------------
McWhorter spin-off                                                                 (55,822)
---------------------------------------------------------------------------------------------------------------------------
Other                                                                  3,001          (830)        (1,507)          (318)
---------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 28, 1994            26,660,656         13,330          6,588       200,913         (2,616)        41,503
---------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 178,048 shares                                          637                                        (884)
---------------------------------------------------------------------------------------------------------------------------
Purchase of 113,004 shares of
   Common Stock for treasury                                                                                       3,607
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                          47,520
---------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.60 per share                                                          (13,121)
---------------------------------------------------------------------------------------------------------------------------
Other                                                                  3,123            49           (820)          (738)
---------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 27, 1995            26,660,656         13,330         10,348       235,361         (3,436)        43,488
---------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 101,074 shares                                          856                                        (954)
---------------------------------------------------------------------------------------------------------------------------
Purchase of 167,544 shares of
   Common Stock for treasury                                                                                       7,582
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                          55,893
---------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.66 per share                                                          (14,575)
---------------------------------------------------------------------------------------------------------------------------
Other                                                                  2,753                        2,843           (446)
---------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 25, 1996            26,660,656        $13,330        $13,957      $276,679        $  (593)       $49,670
---------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------
                              (Dollars in Thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                             October 25,     October 27,     October 28,
                              For the Year Ended                                1996            1995            1994
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES          Net income                                        $55,893         $47,520         $45,799
                              Adjustments to reconcile net
                                income to net cash provided by
                                operating activities:
                                  Depreciation and amortization                  22,262          20,318          19,134
------------------------------------------------------------------------------------------------------------------------
                                    Deferred income taxes                        (3,352)           (220)         (1,552)
------------------------------------------------------------------------------------------------------------------------
                                    Loss on sales or abandonment
                                      of property, plant and equipment            1,587             396           2,357
------------------------------------------------------------------------------------------------------------------------
                                    (Decrease) increase in cash due to
                                       changes in net operating assets, net
                                       of effects of acquired businesses:
                                         Accounts and notes receivable           (3,257)        (17,062)         (6,444)
------------------------------------------------------------------------------------------------------------------------
                                         Inventories and other assets            (1,698)          6,600         (16,575)
------------------------------------------------------------------------------------------------------------------------
                                         Trade accounts payable and
                                           accrued liabilities                   14,039          22,052          13,936
------------------------------------------------------------------------------------------------------------------------
                                         Income taxes payable                        21           1,814          (1,323)
------------------------------------------------------------------------------------------------------------------------
                                         Other deferred liabilities               1,464             255           1,122
------------------------------------------------------------------------------------------------------------------------
                                    Other                                          (317)            480             655
------------------------------------------------------------------------------------------------------------------------
                              Net Cash Provided by Operating Activities          86,642          82,153          57,109


INVESTING ACTIVITIES          Purchases of property, plant
                                and equipment                                   (25,376)        (38,982)        (31,817)
------------------------------------------------------------------------------------------------------------------------
                              Acquired businesses/assets, net of cash           (51,698)              -         (75,385)
------------------------------------------------------------------------------------------------------------------------
                              Other investments/advances to joint ventures       (5,178)         (1,050)         (3,300)
------------------------------------------------------------------------------------------------------------------------
                              Other                                                   -               -          (1,069)
------------------------------------------------------------------------------------------------------------------------
                              Net Cash Used in Investing Activities             (82,252)        (40,032)       (111,571)


FINANCING ACTIVITIES          Net (payments on) proceeds
                                from borrowings                                  18,194         (23,488)         38,415
------------------------------------------------------------------------------------------------------------------------
                              McWhorter debt spun off                                 -               -          30,086
------------------------------------------------------------------------------------------------------------------------
                              Proceeds from sale of treasury stock                1,810           1,521           4,686
------------------------------------------------------------------------------------------------------------------------
                              Purchase of shares of Common Stock
                                for treasury                                     (7,582)         (3,607)         (5,022)
------------------------------------------------------------------------------------------------------------------------
                              Dividends paid                                    (14,575)        (13,121)        (11,252)
------------------------------------------------------------------------------------------------------------------------
                              Other                                                   -          (1,131)         (1,643)
------------------------------------------------------------------------------------------------------------------------
                              Net Cash (Used in) Provided by
                                Financing Activities                             (2,153)        (39,826)         55,270
------------------------------------------------------------------------------------------------------------------------
                              Increase in Cash and Cash Equivalents               2,237           2,295             808
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                                            4,875           2,580           1,772
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                                $ 7,112         $ 4,875         $ 2,580
------------------------------------------------------------------------------------------------------------------------

THE VALSPAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 1996, 1995 AND 1994
(Dollars in Thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: The Company operates in one business segment, the manufacture and distribution of paint and coatings through its Consumer Coatings, Packaging Coatings, Industrial Coatings, and Special Products Groups. The Company's products are sold primarily in the United States, Europe, Canada, Australia, Singapore, and Hong Kong.

FISCAL YEAR: The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday immediately preceding October 31.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies owned 20 to 50 percent are accounted for using the equity method.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The Company's domestic coatings inventories are recorded on the last-in, first-out
(LIFO) method. The remaining inventories are recorded using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using accelerated methods for assets acquired prior to fiscal year 1994. All assets acquired in fiscal years 1994 through 1996 are depreciated using the straight-line method. The result of this change on the financial statements was not material.

STOCK OPTIONS: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for stock options. Pro-forma information regarding net income and earnings per share as calculated under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," will be disclosed beginning in fiscal year 1997.

LONG-LIVED ASSETS: Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of such assets. The Company adopted SFAS No. 121 in 1996. Such adoption did not have a material effect on the Company's financial statements.

FOREIGN CURRENCY: Foreign currency assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of stockholders' equity.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of common shares outstanding during each year adjusted for the dilutive effect of common stock equivalents.

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 25, 1996.


NOTE 2 - ACQUISITIONS

Effective April 30, 1996, the Company completed the first phase of its acquisition of TOTAL SA's Coates Coatings ("Coates") operations for $47.3 million in cash. The first phase included the Coates European operations which consist of packaging coatings and metal decorating inks businesses in the United Kingdom, France, Norway, Germany, and Spain. Also included were the Coates Australian and United States operations which were combined with the Company's existing businesses in these countries. The acquisition agreement calls for the purchase of certain other Coates operations in subsequent phases.

The acquisition of Coates has been accounted for as a purchase. Accordingly, the results of operations of the acquired business have been included in the Company's consolidated results of operations from the date of acquisition. The impact of this transaction on the results of operations for 1996 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

On March 24, 1995, the Company acquired all of the Common Stock of Sunbelt Coatings, Inc., in exchange for 339,455 shares of the Company's Common Stock. Sunbelt is an automotive refinish coatings manufacturer. The transaction was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for all periods presented have been restated to include Sunbelt. The effect of this acquisition on the Company's financial statements was not significant.


NOTE 3 - SPIN-OFF

On February 18, 1994, Valspar's wholly-owned subsidiary, McWhorter, Inc., purchased substantially all of the assets of the Resin Products Division of Cargill, Incorporated for approximately $75 million. Immediately after the acquisition, McWhorter, Inc. was merged into McWhorter Technologies, Inc. ("McWhorter"), with the surviving corporation remaining a wholly-owned subsidiary of the Company.

At the close of business on April 29, 1994, all of the assets of the Resin Products Division and certain assets and liabilities of McWhorter's operations were distributed to the Valspar shareholders in the form of a stock dividend of one share of McWhorter Common Stock for every two shares of Valspar Common Stock.

The following supplemental unaudited pro-forma data assumes that the McWhorter spin-off occurred at the beginning of fiscal 1994. The pro-forma data is provided for information purposes only and does not purport to be indicative of the future results or financial position of Valspar (or what the results of operations or financial position would have been had the McWhorter spin-off occurred on October 30, 1993).


----------------------------------------------------------
Year Ended                    October 28, 1994
----------------------------------------------------------
                     Historical   Adjustments    Pro-Forma
----------------------------------------------------------
Net sales             $795,275     $(63,045)     $732,230
----------------------------------------------------------
Net income            $ 45,799     $ (1,946)     $ 43,853
----------------------------------------------------------
Earnings
  per share           $   2.07                   $   1.98
----------------------------------------------------------
Total assets          $367,608                   $367,608
----------------------------------------------------------


NOTE 4 - INVENTORIES

The major classes of inventories consist of the following:

-------------------------------------------------------
                                    1996          1995
-------------------------------------------------------
Manufactured products             $58,591       $46,284
Raw materials, supplies
  and work-in-process              25,595        30,609
-------------------------------------------------------
                                  $84,186       $76,893

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $69,988 at October 25, 1996 and $73,957 at October 27, 1995, approximately $26,591 and $30,046 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

THE VALSPAR CORPORATION

NOTE 5 - TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $12,290 and $12,400 of issued checks which had not cleared the Company's bank accounts as of October 25, 1996 and October 27, 1995, respectively.

Accrued liabilities include the following:

-------------------------------------------------------
                                   1996          1995
-------------------------------------------------------
Employee compensation             $30,587       $26,305
Customer volume rebates             8,580         8,431
Contribution to employees'
  retirement trusts                 5,311         4,995
Other                              31,433        22,988
-------------------------------------------------------
                                  $75,911       $62,719
-------------------------------------------------------

NOTE 6 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

--------------------------------------------------------
                                    1996          1995
--------------------------------------------------------
Short-term notes to banks
  (3.92-11.50% at
  October 25, 1996)               $17,116       $ 6,575
Industrial development
  bonds (3.65-3.70% at
  October 25, 1996,
  payable in 2015)                 12,500        12,500
Obligations under capital
  lease (7.48% at
  October 25, 1996,
  payable through 2004)             2,578         2,806
Other                                   -            10
--------------------------------------------------------
                                   32,194        21,891
--------------------------------------------------------
Less current maturities              (246)         (233)
--------------------------------------------------------
                                  $31,948       $21,658
--------------------------------------------------------

The short-term notes to banks totaling $17,116 at October 25, 1996 and $6,575 at October 27, 1995 have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 1997-$246; 1998-$264; 1999-$285; 2000-$306, and $13,977 thereafter.

The Company has a $150,000 committed revolving credit loan with a syndicate of banks at optional interest rates of prime, LIBOR-based, or CD-based rates. The revolving credit loan facility matures in 2000. The revolving credit loan agreement contains covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 25, 1996.

Under other short-term bank lines of credit, the Company may borrow up to $157,690 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these short-term notes had an average annual rate of 5.89% in fiscal 1996 and 5.19% in fiscal 1995.

The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $276,027 at October 25, 1996.

Cash paid for interest during 1996, 1995 and 1994 was $2,608, $3,783 and $2,473, respectively.


NOTE 7 - INCOME TAXES

Significant components of the provision for income taxes are as follows:

--------------------------------------------------------
Year Ended               1996        1995         1994
--------------------------------------------------------
Current
  Federal              $32,368     $26,009      $25,905
  State                  6,798       5,681        5,761
  Foreign                1,336         218          481
--------------------------------------------------------
  Total Current         40,502      31,908       32,147
--------------------------------------------------------
Deferred
  Federal               (2,279)        (93)      (1,296)
  State                   (435)         (9)        (209)
  Foreign                 (638)       (118)         (47)
--------------------------------------------------------
  Total Deferred        (3,352)       (220)      (1,552)
--------------------------------------------------------
Total Income Taxes     $37,150     $31,688      $30,595
--------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

--------------------------------------------------------
                                    1996         1995
--------------------------------------------------------
Deferred tax assets:
  Product liability accruals     $  2,141      $  2,205
  Insurance reserves                2,843         2,350
  Deferred compensation             2,686         2,266
  Workers' compensation
    reserves                        3,879         3,383
  Employee compensation
    reserve                         3,180         2,061
  Other                            11,354         8,025
--------------------------------------------------------
  Total deferred tax assets        26,083        20,290
--------------------------------------------------------
Deferred tax liabilities:
  Tax over book
    depreciation                  (11,010)      (10,197)
  Other                            (6,078)       (3,726)
--------------------------------------------------------
Total deferred tax liabilities    (17,088)      (13,923)
--------------------------------------------------------
Net deferred tax assets          $  8,995      $  6,367
--------------------------------------------------------
The reconciliation of income tax computed at the U.S. Federal statutory tax rate to income tax expense is as follows:

---------------------------------------------------------
Year Ended                   1996       1995       1994
---------------------------------------------------------
Tax at U.S.
  statutory rate             35.0%      35.0%      35.0%
State income taxes,
  net of Federal benefit      4.5%       4.7%       4.7%
Other                         0.4%       0.3%       0.2%
---------------------------------------------------------
                              39.9%      40.0%      39.9%
---------------------------------------------------------

Cash paid for income taxes during 1996, 1995, and 1994 was $39,748, $29,989, and $33,530, respectively.


NOTE 8 - STOCK PLANS

STOCK OPTIONS: Under the 1991 Stock Option Plan, options for the purchase of up to 1,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part at that time. Activity for the two years ended October 25, 1996 is summarized as follows:

-----------------------------------------------------------
                     Shares       Options      Option Price
                    Reserved    Outstanding      Per Share
-----------------------------------------------------------
Balance
  October 28,
     1994           542,001      428,325      $11.60-$29.63
   Granted         (176,295)     176,295       34.50- 36.63
   Exercised                     (95,012)      11.60- 34.50
   Canceled          12,589      (12,589)      15.11- 34.50
-----------------------------------------------------------
Balance
  October 27,
     1995           378,295      497,019       15.11- 36.63
   Granted         (179,325)     179,325       37.63- 44.63
   Exercised                    (101,074)      15.11- 34.50
   Canceled           6,132       (6,132)      15.11- 44.13
-----------------------------------------------------------
Balance
  October 25,
     1996           205,102      569,138      $15.11-$44.63
-----------------------------------------------------------

The balance of 569,138 options outstanding at October 25, 1996 includes 556,460 non-qualified options.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 6% of their compensation to the Plans. The Company contributes an amount equal to one-half of the employee contributions. The Company's contributions were $2,231, $2,145, and $1,950, for 1996, 1995, and 1994, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant.

THE VALSPAR CORPORATION

NOTE 9 - RETIREMENT PLANS

The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $7,583, $7,552, and $7,045, for 1996, 1995, and 1994, respectively.

The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.

The components of net periodic pension cost for the defined benefit pension plans were as follows:

--------------------------------------------------------
Year Ended                1996        1995         1994
--------------------------------------------------------
Service cost of
  benefits
  earned during
  the period              $761        $428         $393
Interest cost on
  projected
  benefit
  obligation             1,564       1,209        1,101
Return on assets        (1,993)     (4,540)          93
Net amortization
  and deferral             128       3,420       (1,360)
--------------------------------------------------------
                          $460        $517         $227
--------------------------------------------------------

The funded status of the plans was as follows:

--------------------------------------------------------
                                    1996          1995
--------------------------------------------------------
Projected benefit
  obligation                     $(24,905)     $(19,051)
Plan assets at fair value          29,903        21,114
--------------------------------------------------------
Funded status                       4,998         2,063
Unrecognized net
  transition asset                 (1,000)       (1,070)
Unrecognized prior
  service cost                      2,287         2,209
Unrecognized net
  gains                            (3,732)       (2,039)
--------------------------------------------------------
Net prepaid
  pension cost                   $  2,553       $ 1,163
--------------------------------------------------------


The actuarial assumptions used were as follows:

------------------------------------------------------
                               1996            1995
------------------------------------------------------
Discount rate                7.0%-8.5%       7.0%-8.0%
Expected long-term
  return on assets           8.0%-9.5%            8.0%
Average increase in
  compensation                    6.0%            6.0%
------------------------------------------------------


NOTE 10 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid.

The Company's accrued postretirement benefit liability recognized in the Company's balance sheet was $1,626 and $1,629 at October 25, 1996 and October 27, 1995, respectively. Net periodic postretirement expense was $125, $142, and $187 in 1996, 1995, and 1994, respectively.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at October 25, 1996 and October 27, 1995. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.0% in 1996, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated postretirement benefit obligation or net periodic postretirement expense.


NOTE 11 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 25, 1996 and October 27, 1995:

----------------------------------------------------------
                                                   Net
                              Gross      Net      Income
                 Net Sales   Margin    Income    Per Share
----------------------------------------------------------
1996 Quarter Ended:
  January 26     $165,304   $ 44,853   $ 6,232     $ .28
  April 26        208,459     64,587    14,137       .64
  July 26         247,481     75,965    18,194       .82
  October 25      238,555     79,459    17,330       .78
----------------------------------------------------------
                 $859,799   $264,864   $55,893     $2.52
1995 Quarter Ended:
  January 27     $163,220   $ 43,089   $ 5,379     $ .24
  April 28        205,041     58,437    12,168       .55
  July 28         216,310     64,226    15,473       .70
  October 27      205,604     63,253    14,500       .66
----------------------------------------------------------
                 $790,175   $229,005   $47,520     $2.15

----------------------------------------------------------


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
THE VALSPAR CORPORATION

We have audited the accompanying consolidated balance sheets of The Valspar Corporation and subsidiaries as of October 25, 1996 and October 27, 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended October 25, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valspar Corporation and subsidiaries at October 25, 1996 and October 27, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 25, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
November 11, 1996