Form 10-K405, Exhibit 13
period 1997-10-31
VALSPAR CORP
filed 1998-01-23
CIK 102741

ELEVEN-YEAR FINANCIAL SUMMARY

------------------------------------------------------------------------------------------------------------------------
                        (Dollars in Thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                        Fiscal Years                                        1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS       Net Sales                                     $1,017,271     $859,799     $790,175     $795,275
                        Cost and Expenses
                           Cost of Sales                                 698,474      594,935      561,170      569,063
                           Operating Expense                             206,834      169,873      146,344      146,683
                        ------------------------------------------------------------------------------------------------
                        Income from Operations                           111,963       94,991       82,661       79,529

                        Other (Income) Expense - Net                      (2,508)      (1,081)        (763)         631
                        Interest Expense                                   5,294        3,029        4,216        2,504
                        ------------------------------------------------------------------------------------------------
                        Income Before Income Taxes                       109,177       93,043       79,208       76,394

                        Net Income                                        65,877       55,893       47,520       45,799
                        Net Income as a Percent of Sales                     6.5%         6.5%         6.0%         5.8%
                        Return on Average Equity                            24.0%        24.0%        24.4%        24.4%
                        Per Common Share:
                           Net Income                                 $     1.49     $   1.26     $   1.08     $   1.04
                           Dividends Paid                                    .36          .33          .30          .26
                           Stockholders' Equity                             6.76         5.77         4.82         3.99
------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION      Total Assets                                  $  615,470     $486,440     $398,199     $367,608
                        Working Capital at Year-End                       97,427       96,130       90,995       87,887
                        Property, Plant and Equipment - Net              185,748      153,819      130,404      107,956
                        Long-Term Debt, Excluding Current Portion         35,844       31,948       21,658       35,343
                        Stockholders' Equity                             295,065      253,703      212,115      176,712
------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS        Property, Plant and Equipment Expenditures    $   48,131     $ 25,376     $ 38,982     $ 31,817
                        Depreciation and Amortization Expense             25,771       22,262       20,318       19,134
                        Research and Development Expense                  39,099       32,616       27,746       27,430
                        Total Cash Dividends                          $   15,741     $ 14,575     $ 13,121     $ 11,252
                        Average Common Shares Outstanding (000s)          44,233       44,403       44,183       44,326
                        Number of Stockholders                             1,830        1,783        1,864        1,902
                        Number of Employees at Year-End                    3,205        2,855        2,542        2,585
                        Market Price Range -
                           Common Stock:       High                   $    32.94     $  25.50     $  20.94     $  22.88
                                               Low                         24.00        19.13        15.25        16.38
------------------------------------------------------------------------------------------------------------------------


Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. The above amounts include Sunbelt Coatings, Inc. results, as the 1995 acquisition was accounted for as a pooling of interests. Results for 1994 include six months of operations for McWhorter Technologies, Inc. prior to the spin-off to shareholders. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1987, March 1992, and March 1997. The number of stockholders is based on recordholders at year-end.

GROUP SALES

The operating divisions of the Company are organized to reflect classes of similar products. The table below shows the percentage of net sales for these groups for the past five years.

                                                 (Percent of Net Sales)
--------------------------------------------------------------------------------
                Fiscal Years             1997     1996    1995     1994     1993
--------------------------------------------------------------------------------
                Consumer Coatings          34       34      34       31       29
                Packaging Coatings         29       27      27       25       27
                Industrial Coatings        23       24      25       23       22
                Special Products           14       15      14       21       22
--------------------------------------------------------------------------------

                                                         THE VALSPAR CORPORATION


----------------------------------------------------------------------------------------
      1993        1992         1991         1990         1989         1988         1987
----------------------------------------------------------------------------------------
  $700,897    $683,485     $632,562     $571,445     $526,892     $479,617     $448,944

   501,135     492,092      458,953      410,094      385,459      356,690      321,258
   129,997     131,232      120,643      109,206       98,725       89,906       89,862
----------------------------------------------------------------------------------------
    69,765      60,161       52,966       52,145       42,708       33,021       37,824

     2,036         360        1,504        3,337       (1,555)      (2,733)        (479)
     1,645       2,932        5,686        4,704        5,838        6,370        6,227
----------------------------------------------------------------------------------------
    66,084      56,869       45,776       44,104       38,425       29,384       32,076

    40,156      34,418       27,676       26,731       23,234       18,295       18,052
       5.7%        5.0%         4.4%         4.7%         4.4%         3.8%         4.0%
      21.8%       21.7%        20.0%        22.1%        21.9%        19.7%        23.0%

  $    .91    $    .79     $    .64     $    .61     $    .52     $    .41     $    .40
       .22         .18          .15          .13          .11          .10          .08
      4.51        3.92         3.40         2.96         2.56         2.23         1.93
----------------------------------------------------------------------------------------
  $340,479    $321,618     $319,367     $302,806     $261,103     $232,974     $236,099
    85,741      57,500       58,066       56,199       63,519       60,694       57,148
   103,916     101,005       98,818      106,621       82,687       73,652       74,748
     7,890      10,684       30,697       49,456       40,201       42,412       58,561
   198,826     169,377      147,896      128,707      112,698       99,895       85,807
----------------------------------------------------------------------------------------
  $ 17,213    $ 19,581     $  8,843     $ 13,171     $  8,701     $  9,390     $ 10,032
    20,648      19,793       18,896       15,119       13,975       12,759       11,687
    24,955      24,802       23,226       20,350       18,037       17,190       17,062
  $  9,471    $  7,843     $  6,519     $  5,651     $  4,899     $  4,472     $  3,559
    44,062      43,946       43,724       43,708       44,660       44,976       44,980
     1,866       1,863        1,857        1,863        1,864        1,922        1,869
     2,577       2,482        2,530        2,502        2,593        2,505        2,687

  $  20.75    $  18.19     $  11.72     $  10.00     $   7.97     $   7.75     $  10.13
     15.19       11.28         7.63         7.35         5.66         5.29         4.91
----------------------------------------------------------------------------------------


STOCK INFORMATION AND DIVIDENDS
Stock traded on the New York Stock Exchange

--------------------------------------------------------------------------------------------
                              For the Fiscal Year                1997                   1996
--------------------------------------------------------------------------------------------
Market price/high - low:      First quarter           $29.13 - $24.00        $22.38 - $19.13
                              Second quarter           29.88 -  27.00         24.13 -  21.44
                              Third quarter            32.94 -  27.88         24.32 -  21.69
                              Fourth quarter           32.13 -  29.50         25.50 -  21.25
--------------------------------------------------------------------------------------------
Per share dividends:          First quarter                      $.09                 $.0825
                              Second quarter                      .09                  .0825
                              Third quarter                       .09                  .0825
                              Fourth quarter                      .09                  .0825
--------------------------------------------------------------------------------------------
                                                                 $.36                 $  .33
--------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW. In 1997 the Company completed nine acquisitions including the second phase of its acquisition of TOTAL SA's Coates Coatings (Coates) operations. The second phase included the packaging coatings and metal decorating inks businesses in Hong Kong and China. The acquisition agreement calls for the purchase of certain other Coates operations in subsequent phases. Total consideration paid for the nine acquisitions in 1997 was $40.6 million in cash and the exchange of the Company's maintenance business.

In 1996, the Company completed the first phase of its acquisition of the Coates operations for $47.3 million in cash. The first phase included the Coates European operations, which consist of packaging coatings and metal decorating inks businesses in the United Kingdom, France, Norway, Germany and Spain. Also included were the Coates Australian and United States operations which were combined with the Company's existing businesses in these countries.

These acquisitions were accounted for as purchases. See Note 2 to the Consolidated Financial Statements.

The following discussion of operations is impacted by the combined effect of the transactions discussed above.

OPERATIONS 1997 VS. 1996. Net sales increased 18.3% to $1,017,271,000 in 1997 from $859,799,000 in 1996. 1997 was a 53-week fiscal year. Excluding the results of acquisitions, divestitures and the additional accounting week, net sales increased 10.0%. This increase was primarily driven by volume growth in all business groups.

The gross profit margin increased to 31.3% in 1997 from 30.8% in 1996. The increase was driven by improved efficiencies within our plants, savings generated by the efforts of cross-functional cost reduction teams and lower raw material costs in the first half of the year. The Company expects raw material costs to increase modestly over the first several months of fiscal 1998.

Operating expenses (research and development, selling, and administrative) increased 21.8% to $206,834,000 (20.3% of net sales) in 1997 compared with $169,873,000 (19.8% of net sales) in 1996. Excluding the results of acquisitions, divestitures and the additional accounting week, operating expenses increased 14.6%. The increase was primarily attributable to a higher level of promotional and advertising programs in the Consumer Group, sales and marketing cost increases in all businesses, and higher costs to support the upgrade of the Company's information systems.

Other income, net of expense, increased to $2,508,000 in 1997 from $1,081,000 in 1996. The increase was the result of improved financial performance by the Company's joint ventures in 1997 and realized gains on marketable securities, partially offset by the writedown of certain equipment no longer in use in 1997.

Interest expense increased to $5,294,000 in 1997 from $3,029,000 in 1996 reflecting an increase in debt levels during the year.

In 1997, net income increased 17.9% to $65,877,000, or $1.49 per share, representing the 23rd consecutive year of increased earnings. The growth in sales and improved gross margin offset the impact of increased operating expenses during 1997.

OPERATIONS 1996 VS. 1995. Net sales increased 8.8% to $859,799,000 in 1996 from $790,175,000 in 1995. Excluding the results of the acquired Coates operations, net sales increased 5.2%. The increase was primarily driven by volume increases in the Consumer Group, a shift in product mix in the Industrial Group and increased volume in certain business lines within the Special Products Group. The increase was partially offset by lower unit sales within the Packaging Group, excluding Coates. The gross profit margin increased to 30.8% in 1996 from 29.0% in 1995. The increase was primarily the result of a modest decline in raw material costs, improved material handling efficiencies within our plants, and savings generated by the efforts of cross-functional cost reduction teams.

Operating expenses (research and development, selling, and administrative) increased 16.1% to $169,873,000 (19.8% of net sales) in 1996 compared with $146,344,000 (18.5% of net sales) in 1995. Excluding the results of Coates, operating expenses increased 10.9%. The increase was primarily attributable to a higher level of promotional and advertising programs in the Consumer Group, costs related to global expansion efforts, and continuing investment in our information systems.

Other income, net of expense, increased 41.7% to $1,081,000 in 1996. The increase was the result of improved financial performance by the Company's joint ventures.

Interest expense decreased 28.2% to $3,029,000 in 1996 reflecting a decline in average levels of debt during the year. Additionally, 1995 interest expense included interest paid on an income tax assessment.

In 1996, net income increased 17.6% to $55,893,000, or $1.26 per share. Higher sales coupled with an improved gross margin due to a modest decline in raw material costs, improved material handling efficiencies, and cost reduction efforts offset the impact of increased operating expenses during 1996.

FINANCIAL CONDITION. Cash provided by operating activities was $53,129,000 in 1997 compared with $86,642,000 in 1996 and $82,153,000 in 1995. The decrease in
1997 was due to increased working capital requirements driven by the growth in all the businesses. The cash provided by operating activities combined with $60,926,000 in proceeds from bank borrowings were used to support $48,131,000 in capital expenditures, $40,629,000 in net cash payments related to acquisitions, $15,741,000 in dividend payments and $12,495,000 in payments for share repurchases. Cash balances increased $4,001,000 in 1997.

Accounts receivable increased $23,953,000 primarily due to increased sales volume in all businesses, particularly in the last month of the year. Inventories and other assets increased $41,965,000 due to an increase in sales volume and, to a lesser extent, a build up of inventory in anticipation of the information systems implementation. Accounts payable and accrued liabilities increased $32,018,000 as a result of the increase in inventories and an increase in various expense accruals.

Capital expenditures for property, plant and equipment were $48,131,000 in 1997 compared with $25,376,000 in 1996 and $38,982,000 in 1995. The increase in capital expenditures in 1997 was primarily the result of the construction of a new research and development laboratory for the Packaging Group, the construction of production facilities in China and Singapore, and continued investment in the upgrade and replacement of existing management information systems. Other capital spending was evenly distributed among the four business groups. The Company anticipates capital spending in fiscal 1998 to be lower than the spending level in 1997.

During 1997, the Company invested $40,629,000 in acquisitions, including the second phase of the Coates acquisition. Cash payments for acquisitions were funded through the Company's operations and available credit facilities.

The Company increased its borrowings with banks by $60,926,000 during 1997. The ratio of total debt to capital increased to 26.8% at the end of 1997 compared to 15.6% in 1996. Average debt outstanding during 1997 was $89,997,000 at a weighted average interest rate of 5.42% versus $46,265,000 at 5.36% last year. At October 31, 1997, the Company had unused lines of credit available from banks of $227,024,000 which is expected to be adequate to cover current and projected financing needs.

Fiscal 1997 Common Stock dividends of $15,741,000 represents an 8.0% increase over 1996. The annual dividend was increased to $0.36 per share from $0.33 per share in 1996 with the payout at 28.2% of the prior year earnings, which is consistent with the Company's target payout rate of 25% to 35%. The Company's debt agreements impose limitations on the amount of dividends that can be paid. These limitations have not affected, nor are they expected to affect, the ability of the Company to pay dividends in the future.

The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 448,000, 335,000 and 210,000 shares in 1997, 1996 and 1995, respectively.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, taking into consideration the number of parties involved at the site, joint and several liability of other PRPs, the level of contribution that may be attributed to the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates, to the extent possible, the restoration or other cleanup costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

Based on the above considerations, the Company has established reserves for potential environmental liabilities and plans to continue to accrue reserves in appropriate amounts. The reserves are continuously reviewed and adjusted as additional information becomes available and management is able to better estimate the ultimate cleanup costs at individual sites. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

YEAR 2000. The Company has conducted a review of its computer and other operating systems to identify those that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve any issues. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer and other operating systems as so modified and converted.

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
----------------------------------------------------------------------------------------------------------
                                                                              October 31,      October 25,
                                                                                  1997            1996
                         ---------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS           Cash and cash equivalents                              $ 11,113        $  7,112
                         ---------------------------------------------------------------------------------
                         Accounts and notes receivable, less
                            allowances for doubtful accounts
                            (1997 - $1,364; 1996 - $1,260)                       183,593         152,842
                         ---------------------------------------------------------------------------------
                         Inventories                                             119,653         84,186
                         ---------------------------------------------------------------------------------
                         Prepaid expenses and other accounts                      42,488          31,060
                         =================================================================================
                         Total Current Assets                                    356,847         275,200

OTHER ASSETS                                                                      72,875          57,421
                         ---------------------------------------------------------------------------------

PROPERTY, PLANT AND
   EQUIPMENT             Land                                                     10,516           8,611
                         ---------------------------------------------------------------------------------
                         Buildings                                               102,448          79,283
                         ---------------------------------------------------------------------------------
                         Machinery and equipment                                 238,883         214,671
                         =================================================================================
                                                                                 351,847         302,565
                         ---------------------------------------------------------------------------------
                         Less accumulated depreciation                           166,099         148,746
                         =================================================================================
                         Net Property, Plant and Equipment                       185,748         153,819
                         =================================================================================
                                                                                $615,470        $486,440
==========================================================================================================

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES      Notes payable to banks                                 $ 71,720        $ 14,665
                         ---------------------------------------------------------------------------------
                         Trade accounts payable                                   96,676          80,125
                         ---------------------------------------------------------------------------------
                         Income taxes                                              1,083           8,123
                         ---------------------------------------------------------------------------------
                         Accrued liabilities                                      89,660          75,911
                         ---------------------------------------------------------------------------------
                         Current portion of long-term debt                           281             246
                         =================================================================================
                         Total Current Liabilities                               259,420         179,070
LONG-TERM DEBT, LESS
   CURRENT PORTION                                                                35,844          31,948
                         ---------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                              6,769           6,433
                         ---------------------------------------------------------------------------------
OTHER LIABILITIES                                                                 18,372          15,286
                         ---------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY     Common Stock (par value $.50 per share;
                            shares authorized 120,000,000;
                            shares issued, including shares in
                            treasury, 53,321,312 shares)                          26,660          13,330
                         ---------------------------------------------------------------------------------
                         Additional paid-in capital                               17,758          13,957
                         ---------------------------------------------------------------------------------
                         Retained earnings                                       313,485         276,679
                         ---------------------------------------------------------------------------------
                         Other                                                    (1,850)           (593)
                         =================================================================================
                                                                                 356,053         303,373
                         Less cost of Common Stock in treasury
                            (1997 - 9,642,341 shares;
                             1996 - 9,376,786 shares)                             60,988          49,670
                         =================================================================================
                         Total Stockholders' Equity                              295,065         253,703
                         =================================================================================
                                                                                $615,470        $486,440
==========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                                                                             October 31,     October 25,     October 27,
For the Year Ended                                                              1997            1996            1995
------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                    $1,017,271        $859,799        $790,175
------------------------------------------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                                                698,474         594,935         561,170
   Research and development                                                      39,099          32,616          27,746
   Selling and administrative                                                   167,735         137,257         118,598
------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                          111,963          94,991          82,661
   Other (income) expense, net                                                   (2,508)         (1,081)           (763)
   Interest expense                                                               5,294           3,029           4,216
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                      109,177          93,043          79,208
   Income taxes                                                                  43,300          37,150          31,688
------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $   65,877        $ 55,893        $ 47,520
------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                                  $     1.49        $   1.26        $   1.08
------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                44,232,548      44,402,624      44,182,822
------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                                          Common Stock            Additional
                                    ------------------------        Paid-In        Retained                    Treasury
                                      Shares          Amount        Capital        Earnings        Other         Stock
------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 28, 1994            26,660,656       $13,330       $ 6,588         $200,913       $(2,616)      $41,503
------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 356,096 shares                                        637                                         (884)
------------------------------------------------------------------------------------------------------------------------
Purchase of 226,008 shares of
   Common Stock for treasury                                                                                      3,607
------------------------------------------------------------------------------------------------------------------------
Net income                                                                           47,520
------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.30 per share                                                           (13,121)
------------------------------------------------------------------------------------------------------------------------
Other                                                                3,123               49          (820)         (738)
------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 27, 1995            26,660,656        13,330        10,348          235,361        (3,436)       43,488
------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 202,148 shares                                        856                                         (954)
------------------------------------------------------------------------------------------------------------------------
Purchase of 335,088 shares of
   Common Stock for treasury                                                                                      7,582
------------------------------------------------------------------------------------------------------------------------
Net income                                                                           55,893
------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.33 per share                                                           (14,575)
------------------------------------------------------------------------------------------------------------------------
Other                                                                2,753                          2,843          (446)
------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 25, 1996            26,660,656        13,330        13,957          276,679          (593)       49,670
------------------------------------------------------------------------------------------------------------------------
Common Stock options
   exercised for 94,885 shares                                         663                                         (545)
------------------------------------------------------------------------------------------------------------------------
Purchase of 470,698 shares of
   Common Stock for treasury                                                                                     12,495
------------------------------------------------------------------------------------------------------------------------
Stock Split                         26,660,656        13,330                        (13,330)
------------------------------------------------------------------------------------------------------------------------
Net income                                                                           65,877
------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common
   Stock - $.36 per share                                                           (15,741)
------------------------------------------------------------------------------------------------------------------------
Other                                                                3,138                         (1,257)         (632)
------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 31, 1997            53,321,312       $26,660       $17,758         $313,485       $(1,850)      $60,988
------------------------------------------------------------------------------------------------------------------------

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
--------------------------------------------------------------------------------------------------------------------
                                                                         October 31,     October 25,     October 27,
                          For the Year Ended                                1997            1996            1995
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES      Net income                                      $65,877         $55,893          $47,520
                          Adjustments to reconcile net
                             income to net cash provided by
                             operating activities:
                                Depreciation and amortization              25,771          22,262           20,318
                          ------------------------------------------------------------------------------------------
                                Deferred income taxes                       1,669          (3,352)            (220)
                          ------------------------------------------------------------------------------------------
                                Loss on property, plant
                                    and equipment disposals                 1,486           1,587              396
                          ------------------------------------------------------------------------------------------
                                (Decrease) increase in cash due to
                                changes in net operating assets, net
                                   of effects of acquired businesses:
                                     Accounts and notes receivable        (23,953)         (3,257)         (17,062)
                          ------------------------------------------------------------------------------------------
                                     Inventories and other assets         (41,965)         (1,698)           6,600
                          ------------------------------------------------------------------------------------------
                                     Trade accounts payable and
                                        accrued liabilities                32,018          14,039           22,052
                          ------------------------------------------------------------------------------------------
                                     Income taxes payable                  (6,341)             21            1,814
                          ------------------------------------------------------------------------------------------
                                     Other deferred liabilities               790           1,464              255
                          ------------------------------------------------------------------------------------------
                                Other                                      (2,223)           (317)             480
                          ==========================================================================================
                          Net Cash Provided by Operating Activities        53,129          86,642           82,153
====================================================================================================================

INVESTING ACTIVITIES      Purchases of property, plant
                             and equipment                                (48,131)        (25,376)         (38,982)
                          ------------------------------------------------------------------------------------------
                          Acquired businesses/assets, net of cash         (40,629)        (51,698)               -
                          ------------------------------------------------------------------------------------------
                          Other investments/advances to joint ventures      5,734          (5,178)          (1,050)
                          ------------------------------------------------------------------------------------------
                          Net Cash Used in Investing Activities           (83,026)        (82,252)         (40,032)
====================================================================================================================

FINANCING ACTIVITIES      Net proceeds from
                             (payments on) borrowings                      60,926          18,194          (23,488)
                          ------------------------------------------------------------------------------------------
                          Proceeds from sale of treasury stock              1,208           1,810            1,521
                          ------------------------------------------------------------------------------------------
                          Purchase of shares of Common Stock
                             for treasury                                 (12,495)         (7,582)          (3,607)
                          ------------------------------------------------------------------------------------------
                          Dividends paid                                  (15,741)        (14,575)         (13,121)
                          ------------------------------------------------------------------------------------------
                          Other                                                 -               -           (1,131)
                          ==========================================================================================
                          Net Cash Provided by (Used in)
                             Financing Activities                          33,898          (2,153)         (39,826)
                          ------------------------------------------------------------------------------------------
                          Increase in Cash and Cash Equivalents             4,001           2,237            2,295
====================================================================================================================
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                                     7,112           4,875            2,580
====================================================================================================================
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                                         $11,113         $ 7,112          $ 4,875
====================================================================================================================

                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 1997, 1996 AND 1995
(Dollars in Thousands, except per share amounts)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: The Company operates in one business segment, the manufacture and distribution of paint and coatings through its Consumer Coatings, Packaging Coatings, Industrial Coatings and Special Products Groups. The Company's products are sold in the United States, Western Europe, Canada, Australia, Singapore, China, Hong Kong, South America, and Mexico.

FISCAL YEAR: The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal year 1997 included 53 weeks. All other years presented include 52 weeks.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies owned 20 to 50 percent where the Company does not have management control are accounted for using the equity method.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using accelerated methods for assets acquired prior to fiscal year 1994. All assets acquired in fiscal years 1994 through 1997 are depreciated using the straight-line method. The result of this change on the financial statements was not material.

STOCK OPTIONS: In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share as calculated under the pro-visions of SFAS 123, is disclosed in Note 7.

LONG-LIVED ASSETS: Impairment losses are recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of such assets.

FOREIGN CURRENCY: Foreign currency assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of stockholders' equity.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of common shares outstanding during each year adjusted for the dilutive effect of common stock equivalents. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which is required to be adopted for the quarter ended January 1998. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The dilutive effect of options will be included in a diluted earnings per share computation required by the Statement. The adoption of this standard will not have a material effect on reported earnings per share.

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 31, 1997.

STOCK SPLIT: The Company's Board of Directors declared a 2-for-1 stock split, effected in the form of a 100% stock dividend, for stockholders of record on March 7, 1997. Information regarding shares outstanding, earnings per share, dividends per share and common stock options has been restated to give retroactive effect to the stock split.


NOTE 2 - ACQUISITIONS

In 1997, the Company completed nine acquisitions, including the second phase of its acquisition of TOTAL SA's Coates Coatings (Coates) operations. The second phase included the packaging coatings, and metal decorating inks businesses in Hong Kong and China. The acquisition agreement calls for the purchase of certain other Coates operations in subsequent phases. Total consideration paid for the nine acquisitions in 1997 was $40.6 million in cash and the exchange of the Company's maintenance business.

In 1996, the Company completed the first phase of its acquisition of the Coates operations for $47.3 million in cash. The first phase included the Coates European businesses, which consist of packaging coatings and metal decorating inks businesses in the United Kingdom, France, Norway, Germany and Spain. Also included were the Coates Australian and United States operations which were combined with the Company's existing businesses in these countries.

These acquisitions have been accounted for as purchases. Accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated results of operations from the date of acquisition. The impact of these transactions on the results of operations for 1996 or 1997 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

On March 24, 1995, the Company acquired all of the common stock of Sunbelt Coatings, Inc., in exchange for 678,910 shares of the Company's Common Stock. The transaction has been accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for all periods presented have been restated to include Sunbelt. The effect of this acquisition on the Company's financial statements was not significant.


NOTE 3 - INVENTORIES

The major classes of inventories consist of the following:

----------------------------------------------------------------
                                            1997          1996
----------------------------------------------------------------
Manufactured products                     $ 81,720      $58,591
Raw materials, supplies
   and work-in-process                      37,933       25,595
----------------------------------------------------------------
                                          $119,653      $84,186
----------------------------------------------------------------

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $102,185 at October 31, 1997 and $69,988 at October 25, 1996, approximately $28,677 and $26,591 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE 4 - TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $19,120 and $12,290 of issued checks which had not cleared the Company's bank accounts as of October 31, 1997 and October 25, 1996, respectively.

Accrued liabilities include the following:

---------------------------------------------------------------
                                           1997          1996
---------------------------------------------------------------
Employee compensation                    $35,661       $30,587
Customer volume rebates                    8,914         8,580
Contribution to employees'
   retirement trusts                       6,029         5,311
Other                                     39,056        31,433
---------------------------------------------------------------
                                         $89,660       $75,911
---------------------------------------------------------------


NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

---------------------------------------------------------------
                                           1997          1996
---------------------------------------------------------------
Notes to banks
   (3.53%-11.50% at
   October 31, 1997)                     $21,293       $17,116
Industrial development
   bonds (3.70-3.75% at
   October 31, 1997,
   payable in 2015)                       12,500        12,500
Obligations under capital lease
   (7.48% at October 31, 1997,
   payable through 2004)                   2,332         2,578
---------------------------------------------------------------
                                          36,125        32,194
---------------------------------------------------------------
Less current maturities                     (281)         (246)
---------------------------------------------------------------
                                         $35,844       $31,948
---------------------------------------------------------------

The notes to banks totaling $21,293 at October 31, 1997 and $17,116 at October 25, 1996 have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 1998 - $281; 1999 - $285; 2000 - $306; 2001 -
$330; 2002 - $355, and $13,275 thereafter.

The Company has a $150,000 committed revolving credit loan with a syndicate of banks at optional interest rates of prime, LIBOR-based or CD-based rates. The revolving credit loan facility matures in 2000. The revolving credit loan agreement contains covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 31, 1997.

Under other short-term bank lines of credit, the Company may borrow up to $160,286 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these short-term notes had an average annual rate of 5.76% in fiscal 1997 and 5.89% in fiscal 1996.

The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $227,024 at October 31, 1997.

Interest paid during 1997, 1996 and 1995 was $4,878, $2,608 and $3,783, respectively.


NOTE 6 - INCOME TAXES

Significant components of the provision for income taxes are as follows:

----------------------------------------------------------------
Year Ended                        1997        1996        1995
----------------------------------------------------------------
Current
   Federal                      $34,636     $32,368     $26,009
   State                          5,703       6,798       5,681
   Foreign                        1,437       1,336         218
----------------------------------------------------------------
   Total Current                 41,776      40,502      31,908
----------------------------------------------------------------
Deferred
   Federal                        1,542      (2,279)        (93)
   State                            497        (435)         (9)
   Foreign                         (515)       (638)       (118)
----------------------------------------------------------------
   Total Deferred                 1,524      (3,352)       (220)
----------------------------------------------------------------
Total Income Taxes              $43,300     $37,150     $31,688
----------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

---------------------------------------------------------------
                                          1997           1996
---------------------------------------------------------------
Deferred tax assets:
   Product liability accruals           $ 2,063        $ 2,141
   Insurance reserves                     2,690          2,843
   Deferred compensation                  4,175          2,686
   Workers' compensation
      reserves                            2,606          3,879
   Employee compensation
      reserves                            2,970          3,180
   Other                                 14,018         11,354
---------------------------------------------------------------
   Total deferred tax assets             28,522         26,083
---------------------------------------------------------------
Deferred tax liabilities:
   Tax over book
      depreciation                      (13,887)       (11,010)
   Other                                 (6,476)        (6,078)
---------------------------------------------------------------
   Total deferred tax liabilities       (20,363)       (17,088)
---------------------------------------------------------------
Net deferred tax assets                 $ 8,159        $ 8,995
---------------------------------------------------------------

The reconciliation of income tax expense computed at the US federal statutory tax rates to recorded income tax expense is as follows:

---------------------------------------------------------------
                                 1997       1996         1995
---------------------------------------------------------------
Tax at US statutory
   rates                         35.0%      35.0%         35.0%
State income taxes,
   net of Federal
   benefit                        3.7%       4.5%          4.7%
Other                             1.0%       0.4%          0.3%
---------------------------------------------------------------
                                 39.7%      39.9%         40.0%
---------------------------------------------------------------

Income taxes paid during 1997, 1996 and 1995 were $46,094, $39,748 and $29,989, respectively.


NOTE 7 - STOCK PLANS

STOCK OPTIONS: Under the 1991 Stock Option Plan, options for the purchase of up to 4,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part at that time.

In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant for awards in 1997 and 1996, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

---------------------------------------------------------------
                                           1997          1996
---------------------------------------------------------------
Net income -
   As reported                           $65,877       $55,893
   Pro forma                              65,486        55,710
Earnings per share -
   As reported                           $  1.49       $  1.26
   Pro forma                                1.48          1.26
---------------------------------------------------------------

The pro forma effect on net income and earnings per share is not representative of the pro forma net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------------
                                           1997          1996
---------------------------------------------------------------
Expected dividend yield                     1.5%          1.5%
Expected stock price volatility            21.2%         21.2%
Risk-free interest rate                    5.15%          5.9%
Expected life of options                 6 years       6 years
---------------------------------------------------------------

The weighted average fair value for options granted during 1997 and 1996 is $7.63 and $6.06 per share, respectively.

Stock option activity for the three years ended October 31, 1997 is summarized as follows:

-----------------------------------------------------------------
                                                         Weighted
                                                          Average
                                Shares       Options     Exercise
                               Reserved    Outstanding     Price
-----------------------------------------------------------------
OCTOBER 28, 1994
   Balance                    1,084,002      856,650      $12.36
   Granted                     (352,590)     352,590       17.28
   Exercised                                (190,024)       9.29
   Canceled                      25,178      (25,178)      13.86
-----------------------------------------------------------------
OCTOBER 27, 1995
   Balance                      756,590      994,038       14.41
   Granted                     (358,650)     358,650       20.72
   Exercised                                (202,148)       8.96
   Canceled                      12,264      (12,264)      16.76
-----------------------------------------------------------------
OCTOBER 25, 1996
   Balance                      410,204    1,138,276       17.34
   Cancelled                   (105,154)
   Reserved                   1,000,000
   Granted                     (249,600)     249,600       28.32
   Exercised                                 (94,885)      12.73
   Canceled                      11,280      (11,280)      20.37
-----------------------------------------------------------------
OCTOBER 31, 1997
   Balance                    1,066,730    1,281,711      $19.79
-----------------------------------------------------------------

Options outstanding at October 31, 1997 had an average remaining contractual life of 7.5 years. Options exercisable of 465,000 at October 31, 1997 had a weighted average exercise price of $16.83.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 6% of their compensation to the Plans. The Company contributes an amount equal to one-half of the employee contributions. The Company's contributions were $2,615, $2,231, and $2,145 for 1997, 1996, and 1995, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant.


NOTE 8 - RETIREMENT PLANS

The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $8,603, $7,583, and $7,552 for 1997, 1996, and 1995, respectively.

The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.

The components of net periodic pension cost for the defined benefit pension plans were as follows:

--------------------------------------------------------------
Year-Ended                      1997        1996         1995
--------------------------------------------------------------
Service cost of
   benefits
   earned during
   the period                  $ 913       $ 761        $ 428
Interest cost on
   projected
   benefit
   obligation                  1,855       1,564        1,209
Return on assets              (2,422)     (1,993)      (4,540)
Net amortization
   and deferral                  127         128        3,420
--------------------------------------------------------------
                              $  473       $ 460        $ 517
--------------------------------------------------------------

The funded status of the plans was as follows:

---------------------------------------------------------------
                                            1997          1996
---------------------------------------------------------------
Projected benefit
   obligation                           $(27,517)     $(24,905)
Plan assets at fair value                 35,722        29,903
---------------------------------------------------------------
Funded status                              8,205         4,998
Unrecognized net
   transition asset                       (1,096)       (1,000)
Unrecognized prior
   service cost                            2,771         2,287
Unrecognized net gains                    (7,536)       (3,732)
---------------------------------------------------------------
Net prepaid
   pension cost                          $ 2,344       $ 2,553
---------------------------------------------------------------


The actuarial assumptions were as follows:

---------------------------------------------------------------
                                           1997           1996
---------------------------------------------------------------
Discount rate                         7.5%-8.0%      7.0%-8.5%
Expected long-term
   return on assets                   8.0%-8.5%      8.0%-9.5%
Average increase in
   compensation                       5.0%-6.0%           6.0%
---------------------------------------------------------------


NOTE 9 - BENEFITS OTHER THAN PENSIONS

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid.

The Company's accrued postretirement benefit liability recognized in the Company's balance sheet was $1,616 and $1,626 at October 31, 1997 and October 25, 1996, respectively. Net periodic post-retirement expense was $98, $125, and $142 in 1997, 1996 and 1995, respectively.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at October 31, 1997 and October 25, 1996. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% in 1997, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated postretirment benefit obligation or net periodic postretirement expense.


NOTE 10 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 31, 1997 and October 25, 1996:

----------------------------------------------------------------------
                                                               Net
                                         Gross       Net      Income
                             Net Sales   Margin     Income   Per Share
----------------------------------------------------------------------
1997 Quarter Ended:
   January 24              $  189,288   $ 53,438   $  7,928    $ .18
   April 25                   252,768     82,809     17,103      .39
   July 25                    282,655     88,655     20,668      .47
   October 31                 292,560     93,895     20,178      .46
-----------------------------------------------------------
                           $1,017,271   $318,797   $ 65,877    $1.49
-----------------------------------------------------------
1996 Quarter Ended:
   January 26              $  165,304   $ 44,853   $  6,232    $ .14
   April 26                   208,459     64,587     14,137      .32
   July 26                    247,481     75,965     18,194      .41
   October 25                 238,555     79,459     17,330      .39
-----------------------------------------------------------
                           $  859,799   $264,864   $ 55,893    $1.26
-----------------------------------------------------------