Form 10-K, Exhibit 13
period 1998-10-30
VALSPAR CORP
filed 1999-01-22
CIK 102741

Exhibit 13


ELEVEN-YEAR FINANCIAL SUMMARY


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------------------
                      FISCAL YEARS                                                  1998           1997            1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS     Net Sales                                                $ 1,155,134     $ 1,017,271     $   859,799
                      Cost and Expenses
                          Cost of Sales                                            803,240         698,474         594,935
                          Operating Expense                                        230,152         206,834         169,873
---------------------------------------------------------------------------------------------------------------------------
                      Income from Operations                                       121,742         111,963          94,991

                      Other (Income) Expense - Net                                  (7,753)         (2,508)         (1,081)
                      Interest Expense                                              10,707           5,294           3,029
---------------------------------------------------------------------------------------------------------------------------
                      Income Before Income Taxes                                   118,788         109,177          93,043

                      Net Income                                                    72,130          65,877          55,893
                      Net Income as a Percent of Sales                                 6.2%            6.5%            6.5%
                      Return on Average Equity                                        22.7%           24.0%           24.0%
                      Per Common Share:
                          Net Income - Basic                                   $      1.66     $      1.51     $      1.28
                          Net Income - Diluted                                 $      1.63     $      1.49     $      1.26
                          Dividends Paid                                               .42             .36             .33
                          Stockholders' Equity                                        7.84            6.76            5.78
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION    Total Assets                                             $   801,680     $   615,470     $   480,440
                      Current Assets Less Current Liabilities                      158,085          97,427          96,130
                      Property, Plant and Equipment - Net                          233,482         185,748         153,819
                      Long-Term Debt, Excluding Current Portion                    164,768          35,844          31,948
                      Stockholders' Equity                                         340,188         295,065         253,703
---------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS      Property, Plant and Equipment Expenditures               $    43,268     $    48,131     $    25,376
                      Depreciation and Amortization Expense                         30,742          25,771          22,262
                      Research and Development Expense                              39,555          39,099          32,616
                      Total Cash Dividends                                     $    18,575     $    15,741     $    14,575
                      Average Common Shares Outstanding - Diluted (000s)            44,320          44,233          44,403
                      Number of Stockholders                                         1,815           1,830           1,783
                      Number of Employees at Year-End                                3,833           3,205           2,855
                      Market Price Range -
                          Common Stock: High                                   $     42.13     $     32.94     $     25.50
                                        Low                                          25.75           24.00           19.13
---------------------------------------------------------------------------------------------------------------------------

Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1987, March 1992 and March 1997. The number of stockholders is based on recordholders at year-end. Results for 1994 include six months of operations for Mcwhorter Technologies, Inc. prior to the spin-off to shareholders.

--------------------------------------------------------------------------------
GROUP SALES
--------------------------------------------------------------------------------

The operating divisions of the Company are organized to reflect classes of similar products. The table below shows the percentage of net sales for these groups for the past five years.

                                                                (PERCENT OF NET SALES)
-------------------------------------------------------------------------------------------------------------------
FISCAL YEARS                          1998              1997              1996              1995              1994
-------------------------------------------------------------------------------------------------------------------
Consumer Coatings                      34                34                34                34                31
Packaging Coatings                     28                29                27                27                25
Industrial Coatings                    24                23                24                25                23
Special Products                       14                14                15                14                21
-------------------------------------------------------------------------------------------------------------------

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        1995            1994           1993           1992           1991           1990           1989            1988
---------------------------------------------------------------------------------------------------------------------------
    $   790,175     $   795,275    $   700,897    $   683,485    $   632,562    $   571,445    $   526,892     $   479,617

        561,170         569,063        501,135        492,092        458,953        410,094        385,459         356,690
        146,344         146,683        129,997        131,232        120,643        109,206         98,725          89,906
---------------------------------------------------------------------------------------------------------------------------
         82,661          79,529         69,765         60,161         52,966         52,145         42,708          33,021

           (763)            631          2,036            360          1,504          3,337         (1,555)         (2,733)
          4,216           2,504          1,645          2,932          5,686          4,704          5,838           6,370
---------------------------------------------------------------------------------------------------------------------------
         79,208          76,394         66,084         56,869         45,776         44,104         38,425          29,384

         47,520          45,799         40,156         34,418         27,676         26,731         23,234          18,295
            6.0%            5.8%           5.7%           5.0%           4.4%           4.7%           4.4%            3.8%
           24.4%           24.4%          21.8%          21.7%          20.0%          22.1%          21.9%           19.7%

    $      1.09     $      1.04    $      0.92    $      0.79    $      0.64    $      0.61    $      0.52     $      0.41
    $      1.08     $      1.04    $      0.91    $      0.79    $      0.64    $      0.61    $      0.52     $      0.41
            .30             .26            .22            .18            .15            .13            .11             .10
           4.83            3.99           4.51           3.92           3.40           2.96           2.56            2.23
---------------------------------------------------------------------------------------------------------------------------
    $   398,199     $   367,608    $   340,479    $   321,618    $   319,367    $   302,806    $   261,103     $   232,974
         90,995          87,887         85,741         57,500         58,066         56,199         63,519          60,694
        130,404         107,956        103,916        101,005         98,818        106,621         82,687          73,652
         21,658          35,343          7,890         10,684         30,697         49,456         40,201          42,412
        212,115         176,712        198,826        169,377        147,896        128,707        112,698          99,895
---------------------------------------------------------------------------------------------------------------------------
    $    38,982     $    31,817    $    17,213    $    19,581    $     8,843    $    13,171    $     8,701     $     9,390
         20,318          19,134         20,648         19,793         18,896         15,119         13,975          12,759
         27,746          27,430         24,955         24,802         23,226         20,350         18,037          17,190
    $    13,121     $    11,252    $     9,471    $     7,843    $     6,519    $     5,651    $     4,899     $     4,472
         44,183          44,326         44,062         43,946         43,724         43,708         44,660          44,976
          1,864           1,902          1,866          1,863          1,857          1,863          1,864           1,922
          2,542           2,585          2,577          2,482          2,530          2,502          2,593           2,505

    $     20.94     $     22.88    $     20.75    $     18.19    $     11.72    $     10.00    $      7.97     $      7.75
          15.25           16.38          15.19          11.28           7.63           7.35           5.66            5.29
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STOCK INFORMATION AND DIVIDENDS
--------------------------------------------------------------------------------


STOCK TRADED ON THE NEW YORK STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------------------
FOR THE FISCAL YEAR                                                                      1998                    1997
--------------------------------------------------------------------------------------------------------------------------
MARKET PRICE / HIGH-LOW:       First quarter                                        $32.50-$29.00           $29.13-$24.00
                               Second quarter                                       $42.13-$31.38           $29.88-$27.00
                               Third quarter                                        $42.00-$38.56           $32.94-$27.88
                               Fourth quarter                                       $38.81-$25.75           $32.13-$29.50
--------------------------------------------------------------------------------------------------------------------------
PER SHARE DIVIDENDS:           First quarter                                              $  .105                 $   .09
                               Second quarter                                                .105                     .09
                               Third quarter                                                 .105                     .09
                               Fourth quarter                                                .105                     .09
--------------------------------------------------------------------------------------------------------------------------
                                                                                          $   .42                 $   .36
--------------------------------------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
--------------------------------------------------------------------------------
The following discussion of operations and financial condition is impacted by the acquisition and divestiture activity during the reporting period.

    * 1998 - The Company completed three acquisitions and one divestiture. Net consideration was $84.6 million.

    * 1997 - The Company completed nine acquisitions. Net consideration was $40.6 million and the exchange of the Company's maintenance business.

    * 1996 - The Company completed Phase I of the Coates acquisition for $47.3 million.

    These acquisitions were accounted for as purchases and are discussed in detail in Note 2 to the Consolidated Financial Statements.

OPERATIONS 1998 VS. 1997
--------------------------------------------------------------------------------
Net sales increased 13.6% to $1,155,134,000 in 1998 from $1,017,271,000 in 1997.
1997 was a 53-week fiscal year. Excluding the results of acquisitions, divestitures and the additional accounting week, net sales increased 8.7%. This increase was primarily driven by volume increases in the Consumer Group, Industrial Group and in certain business lines within the Special Products Group.

    The gross profit margin decreased to 30.5% in 1998 from 31.3% in 1997. The decrease was primarily driven by pricing pressures in the industry, a shift in product mix to lower margin products within the Consumer and Industrial Groups, as well as higher raw material costs for most of 1998, particularly in certain key, high-volume materials. The Company expects raw material costs to remain stable over the first several months of fiscal 1999.

    Operating expenses (research and development, selling and administrative) increased 11.3% to $230,152,000 (19.9% of net sales) in 1998 compared with $206,834,000 (20.3% of net sales) in 1997. Excluding the results of acquisitions, divestitures and the additional accounting week, operating expenses increased 7.4%. The increase in operating expenses was primarily the result of additional advertising and promotional costs for large Consumer Group customers, additional selling expenses in all business groups, higher costs to support the upgrade of the Company's information systems and "Year 2000" readiness expenditures. The improvement in operating expenses as a percent of sales is due to the continued focus on expense control and the efforts of cross-functional cost reduction teams.

    Other income, net of expense, increased to $7,753,000 in 1998 from $2,508,000 in 1997. The increase was primarily the result of the gain recognized on the divestiture of the Company's functional powder business.

    Interest expense increased to $10,707,000 in 1998 from $5,294,000 in 1997 reflecting an increase in debt levels during the year. The increased debt levels resulted from the recent acquisitions.

    In 1998, net income increased 9.5% to $72,130,000, or $1.63 per share, representing the 24th consecutive year of increased earnings. Income from operations increased 8.7% due to the sales growth and operating expense controls which were partially offset by the reduced gross margin during 1998. The gain on the divestiture offset the increased interest costs during the year.

OPERATIONS 1997 VS. 1996
--------------------------------------------------------------------------------
Net sales increased 18.3% to $1,017,271,000 in 1997 from $859,799,000 in 1996.
1997 was a 53-week fiscal year. Excluding the results of acquisitions, divestitures and the additional accounting week, net sales increased 10.0%. This increase was primarily driven by volume growth in all business groups.

    The gross profit margin increased to 31.3% in 1997 from 30.8% in 1996. The increase was driven by improved efficiencies within our plants, savings generated by the efforts of cross-functional cost reduction teams and lower raw material costs in the first half of the year.

    Operating expenses (research and development, selling and administrative) increased 21.8% to $206,834,000 (20.3% of net sales) in 1997 compared with $169,873,000 (19.8% of net sales) in 1996. Excluding the results of acquisitions, divestitures and the additional accounting week, operating expenses increased 14.6%. The increase was primarily attributable to a higher level of promotional and advertising programs in the Consumer Group, sales and marketing cost increases in all businesses, and higher costs to support the upgrade of the Company's information systems.

    Other income, net of expense, increased to $2,508,000 in 1997 from $1,081,000 in 1996. The increase was the result of improved financial performance by the Company's joint ventures in 1997 and realized gains on marketable securities, partially offset by the writedown of certain assets no longer in use in 1997.

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

    Interest expense increased to $5,294,000 in 1997 from $3,029,000 in 1996 reflecting an increase in debt levels during the year.

    In 1997, net income increased 17.9% to $65,877,000, or $1.49 per share. The growth in sales and improved gross margin offset the impact of increased operating expenses during 1997.

FINANCIAL CONDITION
--------------------------------------------------------------------------------
Cash provided by operating activities was $113,880,000 in 1998 compared with $53,129,000 in 1997 and $86,642,000 in 1996. The increase in 1998 was due to decreased working capital requirements as the Company continued to focus on improving its working capital position. The cash provided by operating activities combined with $63,684,000 in proceeds from bank borrowings were used to support $43,268,000 in capital expenditures, $84,622,000 in cash payments for acquisitions, $18,575,000 in dividend payments and $13,745,000 in payments for share repurchases. Cash balances increased $3,877,000 in 1998.

    Accounts receivable increased $7,164,000 primarily due to increased sales volume; days' sales outstanding improved in 1998 compared to 1997. Inventories and other assets increased $17,537,000 due to the increase in sales volume and a higher level of merchandising aids to support new product growth in the Consumer Group. Accounts payable and accrued liabilities increased $31,556,000 as a result of the increase in inventories and an increase in various expense accruals.

    Capital expenditures for property, plant and equipment were $43,268,000 in 1998 compared with $48,131,000 in 1997 and $25,376,000 in 1996. The decrease in capital expenditures in 1998 was related to higher 1997 spending levels due to the construction of a new research and development laboratory for the Packaging Group and production facilities in China and Singapore. 1998 spending includes approximately $2 million to refinance operating leases expiring during the year. The Company anticipates capital spending in fiscal 1999 to be lower than 1998 spending levels.

    During 1998, the Company invested $84,622,000 in acquisitions, primarily the acquisitions of Plasti-Kote Co., Inc., and Anzol Pty. Ltd. A net amount of $14,572,000 was invested by the Company in joint ventures and other investments, driven by the South Africa Coates packaging coatings joint venture investment. Cash payments for acquisitions and other investments were funded through the Company's operations and available credit facilities.

    The Company increased its borrowings with banks by $63,684,000 during 1998. The ratio of total debt to capital increased to 35.7% at the end of 1998 compared to 26.8% in 1997. Average debt outstanding during 1998 was $176,491,000 at a weighted average interest rate of 5.48% versus $89,997,000 at 5.42% last year, increasing the current year's interest expense to $10,707,000 from $5,294,000 in the prior year. At October 30, 1998, the Company had unused lines of credit available from banks of $261,633,000.

    In August, 1998, the Company agreed to purchase from Dexter Corporation its worldwide Packaging Coatings business, which supplies beverage can coatings, food can and specialty coatings to the packaging market. Completion of the transaction is expected in early 1999 and is subject to customary closing conditions. The Company has arranged an amended and restated eighteen month $450,000,000 multi-currency credit facility with a syndicate of banks to support this transaction and to replace its existing revolving lines of credit. The Company expects this to be adequate to cover current and projected financing needs.

    Fiscal 1998 Common Stock dividends of $18,575,000 represent an 18.0% increase over 1997. The annual dividend was increased to $0.42 per share from $0.36 per share in 1997 with the payout at 28.2% of the prior year earnings, which is consistent with the Company's target payout rate of 25% to 35%.

    The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 452,100, 448,000 and 335,000 shares in 1998, 1997 and 1996, respectively.

    The Company is involved in claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each site, considering the number of parties involved, the level of potential liability or contribution of the Company relative to other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. If possible, management estimates the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

    The Company accrues appropriate reserves for potential environmental liabilities, which are continuously reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

YEAR 2000 READINESS DISCLOSURE
--------------------------------------------------------------------------------
The Company is engaged in a company-wide project to prepare its business for the change in date from the year 1999 to 2000, the Year 2000 issue. The scope of this project addresses (i) identifying and taking appropriate corrective action to remedy the Company's information technology (IT) systems, (ii) an assessment and remediation, as necessary, of non-IT equipment and systems with embedded computer chips and (iii) working with the Company's significant business partners to assess their Year 2000 readiness impact on the Company.

    The Company continues to evaluate and respond to the potential impact of the Year 2000 issue on its IT and other operating systems. A corporate-wide Year 2000 steering committee continues to implement a detailed project plan which includes an inventory of the Company's systems and equipment that may be affected; provides a risk assessment; establishes detailed remediation plans; and provides for testing of each system subject to Year 2000 risk. Contingency plans are being developed for critical applications. The inventory, risk assessment and remediation plans have been completed for all of the affected systems. Remediation and testing is complete for the core operating systems in use for a majority of the Company's domestic business. The remainder of the domestic systems are scheduled to be completed early in 1999. For the Company's foreign operations, the stage of Year 2000 remediation and testing varies; however, the Company expects to complete the final remediation and testing phases by June 30, 1999.

    The Company is also communicating and working with its significant business partners to minimize Year 2000 risks and protect the Company and its customers from potential service interruptions. The Company has surveyed its key raw material and services suppliers to determine their Year 2000 readiness. The Company is currently in the process of identifying potential critical Year 2000 issues involving key third parties and either resolving those issues or developing contingency plans to the extent practicable. The inability of external parties to complete their Year 2000 readiness in a timely fashion could materially impact the Company, including the risk of disruptions in raw materials supply or in communications or electrical service.

    The Company has expensed its Year 2000 readiness costs as incurred and estimates the total cost for Year 2000 readiness will be approximately $4 to $5 million, with roughly one half of the costs incurred in 1998.

NEW ACCOUNTING STANDARDS
--------------------------------------------------------------------------------
Recently issued accounting standards are discussed in detail in Note 12 to the Consolidated Financial Statements. These standards set new disclosure requirements and will not impact the Company's financial condition or results of operations.

MARKET RISK
--------------------------------------------------------------------------------
The Company's foreign sales and results of operations are subject to foreign currency fluctuations. As most of the Company's foreign operations are in countries with fairly stable currencies, the effect has not been significant. The Company hedges its exposure to translation gains and losses by borrowing funds in local currencies when possible, substantially reducing such exposure.

    The Company is also subject to interest rate risk. A 10% increase or reduction in interest rates would not have a material effect on future earnings, fair values or cash flows.

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------
This discussion contains certain "forward-looking" statements, particularly those pertaining to Year 2000 readiness. These forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. These uncertainties and other factors include such things as: the Company's reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate systems compliance and avoid disruption of its business in early 2000; dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; changes in the Company's relationships with customers and suppliers; unusual weather conditions that might adversely affect paint and coatings sales; exposure to foreign currency fluctuations; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------
                                                                            OCTOBER 30,       OCTOBER 31,
                                                                               1998               1997
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                  $     14,990      $     11,113
Accounts and notes receivable, less allowances for
    doubtful accounts (1998 - $1,464, 1997 - $1,364)                            212,287           183,593
Inventories                                                                     142,811           119,653
Prepaid expenses and other accounts                                              55,981            42,488
----------------------------------------------------------------------------------------------------------
    Total current assets                                                        426,069           356,847
----------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                                             15,203            10,516
Buildings                                                                       116,224           102,448
Machinery and equipment                                                         293,500           238,883
----------------------------------------------------------------------------------------------------------
                                                                                424,927           351,847
Less accumulated depreciation                                                   191,445           166,099
----------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                           233,482           185,748
----------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                                                               104,778            46,772
OTHER ASSETS                                                                     37,351            26,103
----------------------------------------------------------------------------------------------------------
Total Assets                                                               $    801,680      $    615,470
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to banks                                                     $     24,055      $     71,720
Trade accounts payable                                                          138,182            96,676
Income taxes                                                                      6,913             1,083
Accrued liabilities                                                              98,549            89,660
Current portion of long-term debt                                                   285               281
----------------------------------------------------------------------------------------------------------
    Total current liabilities                                                   267,984           259,420
----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                  164,768            35,844
DEFERRED INCOME TAXES                                                             8,910             6,769
OTHER LIABILITIES                                                                19,830            18,372
----------------------------------------------------------------------------------------------------------
    Total Liabilities                                                           461,492           320,405
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common Stock (par value $.50 per share; shares authorized 120,000,000;
    shares issued, including shares in treasury, 53,321,312 shares)              26,660            26,660
Additional paid-in capital                                                       24,880            17,758
Retained earnings                                                               367,040           313,485
Other                                                                            (2,776)           (1,850)
----------------------------------------------------------------------------------------------------------
                                                                                415,804           356,053
Less cost of Common Stock in treasury
    (1998 - 9,902,827 shares; 1997 - 9,642,341 shares)                           75,616            60,988
----------------------------------------------------------------------------------------------------------
        Total Stockholders' Equity                                              340,188           295,065
----------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                 $    801,680      $    615,470
----------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED STATEMENTS OF INCOME


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------
FOR THE YEAR ENDED                         OCTOBER 30,      OCTOBER 31,      OCTOBER 25,
                                              1998             1997             1996
-----------------------------------------------------------------------------------------
NET SALES                                 $  1,155,134     $  1,017,271     $    859,799
COST AND EXPENSES
    Cost of sales                              803,240          698,474          594,935
    Research and development                    39,555           39,099           32,616
    Selling and administrative                 190,597          167,735          137,257
-----------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                         121,742          111,963           94,991
    Other income, net                            7,753            2,508            1,081
    Interest expense                            10,707            5,294            3,029
-----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                     118,788          109,177           93,043
    Income taxes                                46,658           43,300           37,150
-----------------------------------------------------------------------------------------
NET INCOME                                $     72,130     $     65,877     $     55,893
NET INCOME PER COMMON SHARE - BASIC       $       1.66     $       1.51     $       1.28
NET INCOME PER COMMON SHARE - DILUTED     $       1.63     $       1.49     $       1.26
-----------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------------------------------
                                          COMMON STOCK          ADDITIONAL
                                    ------------------------      PAID-IN      RETAINED                       TREASURY
                                      SHARES         AMOUNT       CAPITAL      EARNINGS         OTHER          STOCK
-----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 27, 1995            26,660,656    $   13,330    $   10,348    $  235,361     $   (3,436)    $   43,488
-----------------------------------------------------------------------------------------------------------------------
Common Stock options
    exercised for 202,148 shares            --            --           856            --             --           (954)
Purchase of 335,088 shares of
    Common Stock for treasury               --            --            --            --             --          7,582
Net income                                  --            --            --        55,893             --             --
Cash dividends on Common
    Stock - $.33 per share                  --            --            --       (14,575)            --             --
Other                                       --            --         2,753            --          2,843           (446)
-----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 25, 1996            26,660,656        13,330        13,957       276,679           (593)        49,670
-----------------------------------------------------------------------------------------------------------------------
Common Stock options
    exercised for 94,885 shares             --            --           663            --             --           (545)
Purchase of 470,698 shares of
    Common Stock for treasury               --            --            --            --             --         12,495
Stock split                         26,660,656        13,330            --       (13,330)            --             --
Net income                                  --            --            --        65,877             --             --
Cash dividends on Common
    Stock - $.36 per share                  --            --            --       (15,741)            --             --
Other                                       --            --         3,138            --         (1,257)          (632)
-----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 31, 1997            53,321,312        26,660        17,758       313,485         (1,850)        60,988
-----------------------------------------------------------------------------------------------------------------------
Common Stock options
    exercised for 59,202 shares             --            --           762            --             --           (333)
Purchase of 452,100 shares of
    Common Stock for treasury               --            --            --            --             --         13,745
Net income                                  --            --            --        72,130             --             --
Cash dividends on Common
    Stock - $.42 per share                  --            --            --       (18,575)            --             --
Other                                       --            --         6,360            --           (926)         1,216
-----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 30, 1998            53,321,312    $   26,660    $   24,880    $  367,040     $   (2,776)    $   75,616
-----------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------------------------------------------------
                                                                              OCTOBER 30,     OCTOBER 31,     OCTOBER 25,
FOR THE YEAR ENDED                                                               1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $    72,130     $    65,877     $    55,893
Adjustments to reconcile net income to net cash provided by
    operating activities:
        Depreciation and amortization                                              30,742          25,771          22,262
        Deferred income taxes                                                       2,279           1,669          (3,352)
        Loss on disposals of property, plant and equipment                          1,854           1,486           1,587
        Gain on asset divestiture                                                  (4,695)             --              --
(Decrease) increase in cash due to changes in net operating assets, net of effects of acquired businesses:
        Accounts and notes receivable                                              (7,164)        (23,953)         (3,257)
        Inventories and other assets                                              (17,537)        (41,965)         (1,698)
        Trade accounts payable and accrued liabilities                             31,556          32,018          14,039
        Income taxes payable                                                        7,218          (6,341)             21
        Other deferred liabilities                                                    108             790           1,464
Other                                                                              (2,611)         (2,223)           (317)
--------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities                                     113,880          53,129          86,642
--------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                        (43,268)        (48,131)        (25,376)
Acquired businesses/assets, net of cash                                           (84,622)        (40,629)        (51,698)
Other investments/advances to joint ventures                                      (14,572)          5,734          (5,178)
--------------------------------------------------------------------------------------------------------------------------
    Net Cash Used in Investing Activities                                        (142,462)        (83,026)        (82,252)
--------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net proceeds from borrowings                                                       63,684          60,926          18,194
Proceeds from sale of treasury stock                                                1,095           1,208           1,810
Purchase of shares of Common Stock for treasury                                   (13,745)        (12,495)         (7,582)
Dividends paid                                                                    (18,575)        (15,741)        (14,575)
--------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by (Used in) Financing Activities                            32,459          33,898          (2,153)
--------------------------------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                                               3,877           4,001           2,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     11,113           7,112           4,875
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $    14,990     $    11,113     $     7,112
--------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 1998, 1997 AND 1996 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
DESCRIPTION OF BUSINESS: The Company operates in one business segment, the manufacture and distribution of paint and coatings through its Consumer Coatings, Packaging Coatings, Industrial Coatings and Special Products Groups. The Company's products are sold in North America, South America, Western Europe, Southeast Asia and Australia.

FISCAL YEAR: The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal year 1997 included 53 weeks. All other years presented include 52 weeks.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Entities in which the Company has a 20 to 50 percent interest and where the Company does not have management control are accounted for using the equity method.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using the straight line method.

INTANGIBLE AND LONG-LIVED ASSETS: Intangible assets are carried at cost and amortized using the straight-line method over their estimated period of benefit (6 to 40 years). The Company reviews its intangible and long-lived assets for impairment in accordance with SFAS No. 121.

STOCK OPTIONS: In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share as calculated under the provisions of SFAS 123 are disclosed in Note 7.

FOREIGN CURRENCY: Foreign currency assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of stockholders' equity.

NET INCOME PER SHARE: In 1998, the Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share." The following table reflects the components of common shares outstanding for the three years ended October 30, 1998.

--------------------------------------------------------------------------------
                                    1998              1997              1996
--------------------------------------------------------------------------------
Weighted average
  common shares
  outstanding                    43,457,221        43,521,370        43,782,962
Effect of stock
  options                           862,628           711,178           619,662
--------------------------------------------------------------------------------
Adjusted common
  shares outstanding             44,319,849        44,232,548        44,402,624
--------------------------------------------------------------------------------

    Under the provisions of the Statement, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding was increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. All earnings per share amounts for all periods presented have been restated to conform to SFAS No. 128.

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 30, 1998.

STOCK SPLIT: The Company's Board of Directors declared a 2-for-1 stock split, effected in the form of a 100% stock dividend, for stockholders of record March 7, 1997. Information regarding shares outstanding, earnings per share, dividends per share and common stock options has been restated to give retroactive effect to the stock split.

NOTE 2  ACQUISITIONS
--------------------------------------------------------------------------------
In 1998 the Company completed three acquisitions, including the purchase of Plasti-Kote Co., Inc., a manufacturer of consumer aerosol and specialty paint products; the purchase of Anzol Pty. Ltd., an Australian-based manufacturer of packaging and industrial coatings and resins; and the purchase of Hilemn Laboratories, a mirror coatings supplier. In addition, the Company divested of its functional powder business. Net consideration paid for the acquisitions in 1998 was $84.6 million in cash.

    In 1997 the Company completed nine acquisitions, including the second phase of its acquisition of TOTAL S.A. Coates Coatings (Coates) operations. The second phase included the packaging coatings and metal decorating inks businesses in Hong Kong and China. Total consideration paid for the nine acquisitions in 1997 was $40.6 million in cash and the exchange of the Company's maintenance coatings business.

    In 1996 the Company completed the first phase of its acquisition of the Coates operations for $47.3 million in cash. The first phase included the Coates European businesses, which consist of packaging coatings and metal decorating inks businesses in the United Kingdom, France, Norway, Germany and Spain. Also included were the Coates Australian and United States operations, which were combined with the Company's existing businesses in these countries.

    The acquisitions have been accounted for as purchases. Accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated results of operations from the date of acquisition. The effect of these transactions on the results of operations for 1998, 1997 or 1996 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

    In addition to the above acquisitions, in 1998 the Company made its initial 49% investment in a joint venture in South Africa, continuing the third phase of its acquisition of Coates operations. This investment is accounted for using the equity method of accounting for investments and was not material to the results of operations for 1998.

NOTE 3  INVENTORIES
--------------------------------------------------------------------------------
The major classes of inventories consist of the following:

--------------------------------------------------------------------------------
                                                       1998              1997
--------------------------------------------------------------------------------
Manufactured products                                $ 99,990          $ 81,720
Raw materials, supplies
  and work-in-process                                  42,821            37,933
--------------------------------------------------------------------------------
                                                     $142,811          $119,653
--------------------------------------------------------------------------------

    Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $109,916 at October 30, 1998, and $102,185 at October 31, 1997, approximately $24,682 and $28,677 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE 4  TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Trade accounts payable include $12,231 and $19,120 of issued checks which had not cleared the Company's bank accounts as of October 30, 1998, and October 31, 1997, respectively.

Accrued liabilities include the following:

--------------------------------------------------------------------------------
                                                        1998              1997
--------------------------------------------------------------------------------
Employee compensation                                 $35,077           $35,661
Uninsured loss reserves                                19,639            18,471
Customer volume rebates                                11,152             8,914
Contribution to employees'
  retirement trusts                                     6,645             6,029
Other                                                  26,036            20,585
--------------------------------------------------------------------------------
                                                      $98,549           $89,660
--------------------------------------------------------------------------------

NOTE 5  LONG-TERM DEBT AND CREDIT ARRANGEMENTS
--------------------------------------------------------------------------------
Long-term debt consists of the following:

--------------------------------------------------------------------------------
                                                        1998              1997
--------------------------------------------------------------------------------
Notes to banks (3.8%-9.8%
  at October 30, 1998)                                $149,769          $21,293
Industrial development bonds
  (3.2%-4.0% at October 30,
  1998, payable in 2015 and 2018)                       13,233           12,500
Obligations under capital lease
  (7.5% at October 30, 1998,
  payable through 2004)                                  2,051            2,332
--------------------------------------------------------------------------------
                                                       165,053           36,125
Less current maturities                                   (285)            (281)
--------------------------------------------------------------------------------
                                                      $164,768          $35,844
--------------------------------------------------------------------------------

    The Company has $200,000 of committed revolving credit facilities with a syndicate of banks at optional interest rates of prime, LIBOR-based or CD-based rates. These facilities mature as follows: $50,000 in 1999 and $150,000 in 2000. The revolving credit loan agreements contain covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 30, 1998.

    The notes to banks totaling $149,769 at October 30, 1998, and $21,293 at October 31, 1997, have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 1999 - $285; 2000 - $306; 2001 - $330; 2002 - $355; 2003 - $381; and $13,627 thereafter.

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

    Under other short-term bank lines of credit, the Company may borrow up to $224,032 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these short term notes had an average annual rate of 5.75% in fiscal 1998 and 5.76% in fiscal 1997.

    The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $261,633 at October 30, 1998.

    Interest paid during 1998, 1997 and 1996 was $9,670, $4,878 and $2,608, respectively.

NOTE 6  INCOME TAXES
--------------------------------------------------------------------------------
Significant components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
YEAR ENDED                                   1998           1997          1996
--------------------------------------------------------------------------------
Current
  Federal                                  $33,695        $34,636       $32,368
  State                                      6,285          5,703         6,798
  Foreign                                    1,813          1,437         1,336
--------------------------------------------------------------------------------
Total Current                               41,793         41,776        40,502
--------------------------------------------------------------------------------
Deferred
  Federal                                    3,562          1,542        (2,279)
  State                                        434            497          (435)
  Foreign                                      869           (515)         (638)
--------------------------------------------------------------------------------
Total Deferred                               4,865          1,524        (3,352)
--------------------------------------------------------------------------------
Total Income Taxes                         $46,658        $43,300       $37,150
--------------------------------------------------------------------------------

    Significant components of the Company's deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
                                                          1998            1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Product liability accruals                           $  2,023        $  2,063
  Insurance reserves                                      2,873           2,690
  Deferred compensation                                   4,471           4,175
  Workers' compensation reserves                          3,013           2,606
  Employee compensation accruals                          3,014           2,970
  Other                                                  15,658          14,018
--------------------------------------------------------------------------------
    Total deferred tax assets                            31,052          28,522
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation                            (16,012)        (13,887)
  Other                                                  (9,982)         (6,476)
--------------------------------------------------------------------------------
    Total deferred tax liabilities                      (25,994)        (20,363)
--------------------------------------------------------------------------------
Net deferred tax assets                                $  5,058        $  8,159
--------------------------------------------------------------------------------

    The reconciliation of income tax computed at the U.S. Federal statutory tax rates to income tax expense is as follows:

--------------------------------------------------------------------------------
                                    1998              1997              1996
--------------------------------------------------------------------------------
Tax at U.S.
  statutory rates                   35.0%             35.0%             35.0%
State income
  taxes, net of
  Federal benefit                    3.5%              3.7%              4.5%
Other                                0.8%              1.0%              0.4%
--------------------------------------------------------------------------------
                                    39.3%             39.7%             39.9%
--------------------------------------------------------------------------------

    Income taxes paid during 1998, 1997 and 1996 were $33,571, $46,094 and $39,748, respectively.

NOTE 7  STOCK PLANS
--------------------------------------------------------------------------------
STOCK OPTIONS: Under the 1991 Stock Option Plan, options for the purchase of up to 4,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part over a prescribed period of time.

    In 1997, the Company adopted Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

--------------------------------------------------------------------------------
                                     1998              1997              1996
--------------------------------------------------------------------------------
Pro Forma
  Net Income                        71,424            65,486            55,710
Pro Forma Earnings
  Per Share:
    Basic                            $1.64             $1.50             $1.27
    Diluted                           1.61              1.48              1.25
--------------------------------------------------------------------------------

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

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
                                  1998              1997              1996
--------------------------------------------------------------------------------
Expected
  dividend yield                   1.5%              1.5%              1.5%
Expected stock
  price volatility                21.1%             21.2%             21.2%
Risk-free
  interest rate                    4.2%             5.15%              5.9%
Expected life
  of options                     6 years           6 years           6 years
--------------------------------------------------------------------------------
    The weighted average fair value for options granted during 1998, 1997 and 1996 is $7.79, $7.63 and $6.06 per share, respectively.

    Stock option activity for the three years ended October 30, 1998, is summarized as follows:

--------------------------------------------------------------------------------
                                                                        WEIGHTED
                                                                        AVERAGE
                                           SHARES         OPTIONS       EXERCISE
                                          RESERVED      OUTSTANDING      PRICE
--------------------------------------------------------------------------------
OCTOBER 27, 1995
  Balance                                  756,590        994,038        $14.41
  Granted                                 (358,650)       358,650        $20.72
  Exercised                                      -       (202,148)       $ 8.96
  Canceled                                  12,264        (12,264)       $16.76
--------------------------------------------------------------------------------
OCTOBER 25, 1996
  Balance                                  410,204      1,138,276        $17.34
  Reserve shares
    canceled                              (105,154)             -             -
  Shares reserved                        1,000,000              -             -
  Granted                                 (249,600)       249,600        $28.32
  Exercised                                      -        (94,885)       $12.73
  Canceled                                  11,280        (11,280)       $20.37
--------------------------------------------------------------------------------
OCTOBER 31, 1997
  Balance                                1,066,730      1,281,711        $19.79
  Shares reserved                        1,000,000              -             -
  Granted                                 (398,150)       398,150        $31.34
  Exercised                                      -        (56,592)       $17.10
  Canceled                                  22,901        (22,901)       $23.72
--------------------------------------------------------------------------------
OCTOBER 30, 1998
  Balance                                1,691,481      1,600,368        $22.70
--------------------------------------------------------------------------------

    Options outstanding at October 30, 1998, had an average remaining contractual life of 6.9 years. Options exercisable of 665,194 at October 30, 1998, had a weighted average exercise price of $17.99.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 7% of their compensation to the Plans. The Company contributes an amount equal to one-half of the employee contributions. The Company's contributions were $2,649, $2,615 and $2,231, for 1998, 1997 and 1996, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant.

NOTE 8  RETIREMENT PLANS
--------------------------------------------------------------------------------
The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $9,342, $8,603 and $7,583, for 1998, 1997 and 1996, respectively.

    The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.

    The components of net periodic pension cost for the defined benefit pension plans were as follows:

--------------------------------------------------------------------------------
YEAR ENDED                          1998              1997              1996
--------------------------------------------------------------------------------
Service cost                        $ 986             $ 913             $ 761
Interest cost                       2,050             1,855             1,564
Return on assets                   (4,559)           (2,422)           (1,993)
Net amortization
  and deferral                      1,638               127               128
--------------------------------------------------------------------------------
                                    $ 115             $ 473             $ 460
--------------------------------------------------------------------------------

The funded status of the plans was as follows:

--------------------------------------------------------------------------------
                                                       1998              1997
--------------------------------------------------------------------------------
Projected benefit obligation (PBO)                  $ (30,669)        $ (27,517)
Plan assets at fair value                              39,907            35,722
--------------------------------------------------------------------------------
Excess of plan assets over PBO                          9,238             8,205
Unrecognized net transition asset                      (1,010)           (1,096)
Unrecognized prior service cost                         2,532             2,771
Unrecognized net gains                                 (8,066)           (7,536)
--------------------------------------------------------------------------------
Net prepaid pension cost                            $   2,694         $   2,344
--------------------------------------------------------------------------------

                                                         THE VALSPAR CORPORATION
--------------------------------------------------------------------------------

The actuarial assumptions were as follows:

--------------------------------------------------------------------------------
                                           1998                    1997
--------------------------------------------------------------------------------
Discount rate                           6.25%-8.0%               7.5%-8.0%
Expected long-term
  return on assets                       7.5%-8.0%               8.0%-8.5%
Average increase in
  compensation                          3.75%-6.0%               5.0%-6.0%
--------------------------------------------------------------------------------

NOTE 9  BENEFITS OTHER THAN PENSIONS
--------------------------------------------------------------------------------
In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides post-retirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid.

    The Company's accrued post-retirement benefit liability recognized in the Company's balance sheet was $1,599 and $1,616 at October 30, 1998, and October 31, 1997, respectively. Net periodic post-retirement expense was $103, $98 and $125 in 1998, 1997 and 1996, respectively.

    The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 6.75% and 7.5% at October 30, 1998, and October 31, 1997, respectively. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.0% in 1998, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.

NOTE 10  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------
The following is a tabulation of the unaudited quarterly results for the years ended October 30, 1998, and October 31, 1997:

--------------------------------------------------------------------------------
                                                                         NET
                                                                        INCOME
                            NET              GROSS          NET        PER SHARE
                           SALES            MARGIN         INCOME       DILUTED
--------------------------------------------------------------------------------
1998 Quarter Ended:
  January 30            $  225,359         $ 63,714        $ 8,895        $ .20
  May 1                    292,462           90,041         19,951          .45
  July 31                  327,684          101,324         22,246          .50
  October 30               309,629           96,815         21,038          .48
--------------------------------------------------------------------------------
                        $1,155,134         $351,894        $72,130        $1.63
--------------------------------------------------------------------------------
1997 Quarter Ended:
  January 24            $  189,288         $ 53,438        $ 7,928        $ .18
  April 25                 252,768           82,809         17,103          .39
  July 25                  282,655           88,655         20,668          .47
  October 31               292,560           93,895         20,178          .46
--------------------------------------------------------------------------------
                        $1,017,271         $318,797        $65,877        $1.49
--------------------------------------------------------------------------------

NOTE 11  PENDING ACQUISITION
--------------------------------------------------------------------------------
In August, 1998, the Company agreed to purchase from Dexter Corporation its worldwide Packaging Coatings business which supplies beverage can coatings, food can and specialty coatings to the packaging market. The acquisition also includes Dexter Corporation's Industrial Coatings business in France.
Completion of the transaction is expected in early 1999 and is subject to customary closing conditions.

NOTE 12  RECENTLY ISSUED ACCOUNTING STANDARDS
--------------------------------------------------------------------------------
The FASB recently issued SFAS No. 130, Reporting Comprehensive Income, providing for the reporting and presentation of comprehensive income and its components; SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for defining operating segments and reporting certain information about such segments; and SFAS No. 132, Employers' Disclosure about Pension and Other Post-retirement Benefits, which revised disclosure requirements relative to pension and other post-retirement benefits. Since these statements only affect financial information disclosures in interim and annual periods, the adoption of these standards will not affect the Company's financial condition or results of operations. The Company is continuing to evaluate the effect of these standards on its disclosures.