Form 10-K405, Exhibit 13
period 1999-10-29
VALSPAR CORP
filed 2000-01-21
CIK 102741

EXHIBIT 13


VALSPAR ANNUAL REPORT

                          ELEVEN-YEAR FINANCIAL SUMMARY
                (Dollars in thousands, except per share amounts)

                     Fiscal years                                                1999             1998             1997
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:   Net sales                                              $ 1,387,677      $ 1,155,134      $ 1,017,271
                     Cost and expenses
                             Cost of sales                                      960,395          803,240          698,474
                             Operating expense                                  273,925          230,152          206,834
                             Restructuring charge                                 8,346               --               --
---------------------------------------------------------------------------------------------------------------------------
                     Income from operations                                     145,011          121,742          111,963

                     Other (income) expense - net                                (9,164)          (7,753)          (2,508)
                     Interest expense                                            19,089           10,707            5,294
---------------------------------------------------------------------------------------------------------------------------
                     Income before income taxes                                 135,086          118,788          109,177

                     Net income                                             $    82,142      $    72,130      $    65,877
                     Net income as a percent of sales                               5.9%             6.2%             6.5%
                     Return on average equity                                      22.4%            22.7%            24.0%
                     Per common share:
                             Net income - basic                             $      1.90      $      1.66      $      1.51
                             Net income - diluted                                  1.87             1.63             1.49
                             Dividends paid                                        0.46             0.42             0.36
                             Stockholders' equity                                  9.16             7.84             6.76
---------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION:  Total assets                                           $ 1,110,720      $   801,680      $   615,470
                     Working capital at year-end                                140,216          158,085           97,427
                     Property, plant and equipment, net                         312,133          233,482          185,748
                     Long-term debt, excluding current portion                  298,874          164,768           35,844
                     Stockholders' equity                                       393,756          340,188          295,065
---------------------------------------------------------------------------------------------------------------------------

OTHER STATISTICS:    Property, plant and equipment expenditures             $    31,400      $    42,833      $    48,131
                     Depreciation and amortization expense                       39,800           30,742           25,771
                     Research and development expense                            44,091           39,555           39,099
                     Total cash dividends                                   $    19,785      $    18,575      $    15,741
                     Average common shares outstanding - diluted (000's)         43,836           44,320           44,233
                     Number of stockholders                                       1,818            1,815            1,830
                     Number of employees at year-end                              3,982            3,833            3,205
                     Market price range - common stock: High                $     39.69      $     42.13      $     32.94
                                                        Low                       28.00            25.75            24.00
---------------------------------------------------------------------------------------------------------------------------


                                STOCK INFORMATION
                   Stock traded on the New York Stock Exchange


For the fiscal year                                                                          1999                1998
---------------------------------------------------------------------------------------------------------------------------
MARKET PRICE / HIGH-LOW:  First quarter                                                $ 37.75-28.00       $ 32.50-29.00
                          Second quarter                                                 35.00-29.25         42.13-31.38
                          Third quarter                                                  39.69-33.75         42.00-38.56
                          Fourth quarter                                                 37.56-30.19         38.81-25.75
---------------------------------------------------------------------------------------------------------------------------

Reference is made to the Notes in Consolidated Financial Statements for a summary of accounting policies and additional information. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1992 and March 1997. The number of stockholders is based on recordholders at year-end.


   1996            1995            1994           1993           1992           1991           1990           1989
----------------------------------------------------------------------------------------------------------------------
$ 859,799       $ 790,175       $ 795,275      $ 700,897      $ 683,485      $ 632,562      $ 571,445      $ 526,892

  594,935         561,170         569,063        501,135        492,092        458,953        410,094        385,459
  169,873         146,344         146,683        129,997        131,232        120,643        109,206         98,725
       --              --              --             --             --             --             --             --
----------------------------------------------------------------------------------------------------------------------
   94,991          82,661          79,529         69,765         60,161         52,966         52,145         42,708

   (1,081)           (763)            631          2,036            360          1,504          3,337         (1,555)
    3,029           4,216           2,504          1,645          2,932          5,686          4,704          5,838
----------------------------------------------------------------------------------------------------------------------
   93,043          79,208          76,394         66,084         56,869         45,776         44,104         38,425

$  55,893       $  47,520       $  45,799      $  40,156      $  34,418      $  27,676      $  26,731      $  23,234
      6.5%            6.0%            5.8%           5.7%           5.0%           4.4%           4.7%           4.4%
     24.0%           24.4%           24.4%          21.8%          21.7%          20.0%          22.1%          21.9%

$    1.28       $    1.09       $    1.04      $    0.92      $    0.79      $    0.64      $    0.61      $    0.52
     1.26            1.08            1.04           0.91           0.79           0.64           0.61           0.52
     0.33            0.30            0.26           0.22           0.18           0.15           0.13           0.11
     5.78            4.83            3.99           4.51           3.92           3.40           2.96           2.56
----------------------------------------------------------------------------------------------------------------------

$ 486,440       $ 398,199       $ 367,608      $ 340,479      $ 321,618      $ 319,367      $ 302,806      $ 261,103
   96,130          90,995          87,887         85,741         57,500         58,066         56,199         63,519
  153,819         130,404         107,956        103,916        101,005         98,818        106,621         82,687
   31,948          21,658          35,343          7,890         10,684         30,697         49,456         40,201
  253,703         212,115         176,712        198,826        169,377        147,896        128,707        112,698
----------------------------------------------------------------------------------------------------------------------

$  25,376       $  38,982       $  31,817      $  17,213      $  19,581      $   8,843      $  13,171      $   8,701
   22,262          20,318          19,134         20,648         19,793         18,896         15,119         13,975
   32,616          27,746          27,430         24,955         24,802         23,226         20,350         18,037
$  14,575       $  13,121       $  11,252      $   9,471      $   7,843      $   6,519      $   5,651      $   4,899
   44,403          44,183          44,326         44,062         43,946         43,724         43,708         44,660
    1,783           1,864           1,902          1,866          1,863          1,857          1,863          1,864
    2,855           2,542           2,585          2,577          2,482          2,530          2,502          2,593
$   25.50       $   20.94       $   22.88      $   20.75      $   18.19      $   11.72      $   10.00      $    7.97
    19.13           15.25           16.38          15.19          11.28           7.63           7.35           5.66
----------------------------------------------------------------------------------------------------------------------


                                    DIVIDENDS
                   Stock traded on the New York Stock Exchange


For the fiscal year                                                                                1999          1998
----------------------------------------------------------------------------------------------------------------------
PER SHARE DIVIDENDS:  First quarter                                                              $ 0.115       $ 0.105
                      Second quarter                                                               0.115         0.105
                      Third quarter                                                                0.115         0.105
                      Fourth quarter                                                               0.115         0.105
----------------------------------------------------------------------------------------------------------------------
                                                                                                 $  0.46       $  0.42
----------------------------------------------------------------------------------------------------------------------

VALSPAR ANNUAL REPORT

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion of financial condition and operations is affected by the acquisition and divestiture activity during the reporting period:

* 1999 - The Company completed three acquisitions and two divestitures. Net consideration paid was $203.0 million.

* 1998 - The Company completed three acquisitions and one divestiture. Net consideration paid was $83.9 million.

* 1997 - The Company completed nine acquisitions. Net consideration paid was $40.6 million and the exchange of the Company's maintenance business.

The acquisitions were accounted for as purchases and are discussed in detail in
Note 2 to the Consolidated Financial Statements.

In addition, the Company is a multinational manufacturer with two reportable segments under Statement of Financial Accounting Standards No. 131 (SFAS 131):
Coatings and Coating Intermediates. SFAS 131 information is discussed and disclosed in detail in Note 11 to the Consolidated Financial Statements.


OPERATIONS 1999 VS. 1998

Net sales increased 20.1% to $1,387,677,000 in 1999 from $1,155,134,000 in 1998.
Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 5%, primarily driven by volume increases in the Industrial Coatings product line and Coating Intermediates.

The gross profit margin increased to 30.8% in 1999 from 30.5% in 1998. The higher margin was attributable to cost and waste reductions in the Company's manufacturing facilities as well as improved efficiency from production rationalization at the international locations following the Dexter acquisition.

Operating expenses (research and development, selling and administrative, but excluding the restructuring charge) increased 19.0% to $273,925,000 (19.7% of net sales) in 1999 compared to $230,152,000 (19.9% of net sales) in 1998. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 7%. This increase was primarily attributable to higher expenditures to support the Architectural, Automotive and Specialty (AAS) product line of the Coatings segment as well as a reduction in royalties from licensees of the Company's technology. The Company recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reductions following the Dexter acquisition. See Note 3 to the Consolidated Financial Statements for details of the restructuring.

Other income, net of expense, increased to $9,164,000 in 1999 from $7,753,000 in 1998. The 1999 income was driven by the gains on the divestitures of the Company's Marine and Flexible Packaging Coatings product lines, which were partially offset by losses on the disposal and abandonment of certain assets.

Interest expense increased to $19,089,000 in 1999 from $10,707,000 in 1998 due to higher debt levels resulting primarily from the Dexter acquisition.

1999 net income of $82,142,000 or $1.87 per diluted share represents the 25th consecutive year of increased earnings for the Company. Net income increased 13.9% from 1998 primarily due to sales growth, improved gross margin and expense controls. Income from operations increased by 19.1% and was partially offset by higher interest expense related to the Dexter acquisition.


OPERATIONS 1998 VS. 1997

Net sales increased 13.6% to $1,155,134,000 in 1998 from $1,017,271,000 in 1997.
1997 was a 53-week fiscal year. Excluding the results of acquisitions, divestitures and the additional accounting week, net sales increased by approximately 9%. The increase was primarily driven by volume increases in both the Coatings and the Coating Intermediates segments. The AAS and Industrial product lines led the volume growth within the Coatings segment.

The gross profit margin decreased to 30.5% in 1998 from 31.3% in 1997. The decrease was primarily driven by pricing pressures in the industry, a shift in product mix to lower margin products within the Coatings segment, as well as increased raw material costs, particularly in certain key, high-volume materials.

Operating expenses (research and development, selling and administrative) increased 11.3% to $230,152,000 (19.9% of net sales) in 1998 compared with $206,834,000 (20.3% of net sales) in 1997. Excluding the results of acquisitions, divestitures and the additional accounting week, operating expenses increased approximately 7%. The increase in operating expenses was primarily attributable to additional advertising and promotional costs for large AAS customers, additional selling expenses in the Company's two operating segments and higher costs to support the upgrade of the Company's information systems.

The improvement in operating expenses as a percent of sales is due to the continued focus on expense control and the efforts of cross-functional cost reduction teams.

Other income, net of expense, increased to $7,753,000 in 1998 from $2,508,000 in 1997, as a result of the gain recognized on the divestiture of the Company's Functional Powder product line.

Interest expense increased to $10,707,000 in 1998 from $5,294,000 in 1997 reflecting an increase in debt levels during the year due to acquisitions during the period.

In 1998, net income increased 9.5% to $72,130,000, or $1.63 per diluted share. Income from operations increased 8.7% due to the sales growth and operating expense controls which were partially offset by the reduced gross margin during 1998. The gain on the divestiture offset the increased interest costs during the year.


FINANCIAL CONDITION

Cash provided by operating activities was $127,249,000 in 1999 compared with $109,439,000 in 1998 and $53,129,000 in 1997. The operating cash flow increase in 1999 was due to the higher earnings as well as improved management of working capital, primarily inventories. The cash provided by operating activities combined with $162,037,000 in proceeds from bank borrowings were used for $31,400,000 in capital expenditures, $202,979,000 in net cash payments for acquisitions less cash received from divestitures, $19,785,000 in dividend payments and $17,585,000 in payments for share repurchases. Cash balances increased by $14,990,000 in 1999.

Accounts receivable increased $9,513,000 due to increased sales. Inventories and other assets increased only $1,348,000 as a result of tighter inventory controls, primarily within the AAS product line of the Coatings segment. Accounts payable and accrued liabilities increased $12,687,000 primarily as a result of an increase in various expense accruals.

Capital expenditures for property, plant and equipment were $31,400,000 in 1999 compared with $42,833,000 in 1998 and $48,131,000 in 1997. The decrease in capital expenditures in 1999 was related to tight spending controls. 1998 spending included approximately $2,000,000 to refinance operating leases expiring during the year. The Company anticipates capital spending in fiscal 2000 to be somewhat higher than 1999 spending levels as the Company moves and upgrades equipment to support the plant and production restructuring actions resulting from the Dexter acquisition. In addition, the Company has a $3,800,000 commitment to acquire the building occupied by the Farboil business.

During 1999, the Company invested $240,657,000 to acquire Dexter Corporation's Packaging Coatings product line, its French Industrial Coatings subsidiary, a controlling interest in Dyflex B.V., and the 50% interest held by its joint venture partner in Farboil Company. The Company divested its Marine and Flexible Packaging Coatings product lines in 1999, generating $37,678,000 of cash proceeds. Cash payments for acquisitions and other investments were funded through the Company's operations and available credit facilities.

The Company increased its borrowings with banks by $162,037,000 during 1999. The ratio of total debt to capital increased to 47.3% at the end of 1999 compared to 35.7% in 1998. Average debt outstanding during 1999 was $346,142,000 at a weighted average interest rate of 5.53% versus $176,491,000 at 5.48% last year, increasing the current year's interest expense to $19,089,000 from $10,707,000 in the prior year.

At October 29, 1999, the Company had unused lines of credit available from banks of $300,218,000, which is expected to be adequate for current and projected financing needs.

Common stock dividends of $19,785,000 represented a 6.5% increase over 1998. The annual dividend was increased to $0.46 per share from $0.42 per share in 1998 with the payout at 27.4% of the prior year earnings, which is consistent with the Company's target payout rate of 25% to 35%.

The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 494,000, 452,000 and 471,000 shares in 1999, 1998 and 1997, respectively.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, considering the number of parties involved, the level of potential liability or contribution of the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

The Company accrues appropriate reserves for potential environmental liabilities, which are continuously reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management

VALSPAR ANNUAL REPORT

believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.


YEAR 2000 READINESS DISCLOSURE

The Company has completed an enterprise-wide project to prepare its business for the change in date from the year 1999 to 2000; the "Year 2000" issue. The scope of this project addressed (i) identifying and taking appropriate corrective action to remedy the Company's information technology (IT) systems, (ii) an assessment and remediation, as necessary, of non-IT equipment and systems with embedded computer chips, (iii) working with the Company's significant business partners to assess their Year 2000 readiness impact to the Company, and (iv) business continuity plans should the Company encounter any Year 2000 issues.

A corporate-wide Year 2000 steering committee implemented a detailed project plan which included an inventory of the Company's systems and equipment that may be affected; provided a risk assessment; established detailed remediation plans; and provided for complete testing of each system subject to Year 2000 risk. The inventory, risk assessment and remediation actions have been completed for all of the affected systems. Contingency plans were developed for critical applications.

The Company worked with its significant business partners to minimize Year 2000 risks and protect the Company and its customers from potential service interruptions. The Company surveyed its key raw material and services suppliers to determine their Year 2000 readiness. The inability of external parties to complete their Year 2000 readiness in a timely fashion could materially affect the Company, including the risk of disruptions in raw materials supply or in communications or electrical service.

The Company expensed its Year 2000 readiness costs as incurred and estimates the total cost for Year 2000 readiness was $3,500,000, with one-half of the costs incurred in 1999.


MARKET RISK

The Company's foreign sales and results of operations are subject to the impact of foreign currency fluctuations. As most of the Company's foreign operations are in countries with fairly stable currencies, the effect of such fluctuations has not been significant. The Company has not hedged its exposure to translation gains and losses; however, it has reduced its exposure by borrowing funds in local currencies. A 10% adverse change in foreign currency rates would not have a material effect on the Company's results of operations or financial position.

The Company is also subject to interest rate risk. The Company has not hedged its exposure to interest rate fluctuations; however, a 10% increase or decrease in interest rates would not have a material effect on the Company's results of operations, fair values or cash flows.


FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking" statements, particularly those pertaining to Year 2000 readiness. These forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include such things as: the Company's reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of its business in early 2000; dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; changes in the Company's relationships with customers and suppliers; unusual weather conditions that might adversely affect Coatings and Coating Intermediates' sales; and other risks and uncertainties. The forgoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

                           CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                                                                             October 29,   October 30,
                                                                                                1999          1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                    $   33,189    $   14,990
Accounts and notes receivable, less allowances
   for doubtful accounts (1999 - $4,801; 1998 - $1,464)                                         260,663       212,287
Inventories                                                                                     162,654       142,811
Deferred income taxes                                                                            18,770        13,967
Prepaid expenses and other accounts                                                              39,652        42,014
----------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                         514,928       426,069
----------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                             19,429        15,203
Buildings                                                                                       129,253       116,224
Machinery and equipment                                                                         391,026       293,500
----------------------------------------------------------------------------------------------------------------------
                                                                                                539,708       424,927
Less accumulated depreciation                                                                   227,575       191,445
----------------------------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                                            312,133       233,482
----------------------------------------------------------------------------------------------------------------------
GOODWILL, NET                                                                                   218,668        92,872
OTHER ASSETS, NET                                                                                64,991        49,257
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                 $1,110,720    $  801,680
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to banks                                                                       $   53,593    $   24,055
Trade accounts payable                                                                          154,312       138,182
Income taxes                                                                                     21,862         6,913
Accrued liabilities                                                                             144,639        98,549
Current portion of long-term debt                                                                   306           285
----------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                    374,712       267,984
----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                  298,874       164,768
DEFERRED INCOME TAXES                                                                            11,148         8,910
DEFERRED LIABILITIES                                                                             32,230        19,830
----------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                            716,964       461,492
----------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
Common stock (par value $.50 per share; shares authorized 120,000,000;
   shares issued, including shares in treasury, 53,321,312 shares)                               26,660        26,660
Additional paid-in capital                                                                       28,896        24,880
Retained earnings                                                                               429,397       367,040
Accumulated other comprehensive income (loss)                                                     1,997        (2,776)
----------------------------------------------------------------------------------------------------------------------
                                                                                                486,950       415,804
Less cost of common stock in treasury (1999 - 10,337,999 shares; 1998 - 9,902,827 shares)        93,194        75,616
----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                      393,756       340,188
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   $1,110,720    $  801,680
----------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

VALSPAR ANNUAL REPORT

                        CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share amounts)

                                                              October 29,   October 30,   October 31,
For the year ended                                               1999          1998           1997
------------------------------------------------------------------------------------------------------
NET SALES                                                     $1,387,677    $1,155,134    $1,017,271
COST AND EXPENSES:
   Cost of sales                                                 960,395       803,240       698,474
   Research and development                                       44,091        39,555        39,099
   Selling and administrative                                    229,834       190,597       167,735
   Restructuring charge                                            8,346            --            --
------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                           145,011       121,742       111,963
   Other income - net                                              9,164         7,753         2,508
   Interest expense                                               19,089        10,707         5,294
------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                       135,086       118,788       109,177
   Income taxes                                                   52,944        46,658        43,300
------------------------------------------------------------------------------------------------------
NET INCOME                                                    $   82,142    $   72,130    $   65,877
------------------------------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE - BASIC                           $     1.90    $     1.66    $     1.51
NET INCOME PER COMMON SHARE - DILUTED                         $     1.87    $     1.63    $     1.49
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                (Dollars in thousands, except per share amounts)

                                                                                          Accumulated
                                        Common Stock          Additional                     Other
                                  ------------------------      Paid-In      Retained     Comprehensive    Treasury
                                    Shares        Amount        Capital      Earnings     Income (Loss)      Stock
----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 25, 1996          26,660,656    $   13,330    $   13,957    $  276,679     $     (593)    $   49,670

Common stock options
   exercised for 94,885 shares            --            --           663            --             --           (545)
Purchase of 470,698 shares of
   common stock for treasury                                                                                  12,495
Stock split                       26,660,656        13,330            --       (13,330)            --             --
Comprehensive income:
   Net income                             --            --            --        65,877             --             --
   Foreign currency translation           --            --            --            --             51             --
Cash dividends on common
   stock - $.36 per share                 --            --            --       (15,741)            --             --
Other                                     --            --         3,138            --         (1,308)          (632)
----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 31, 1997          53,321,312        26,660        17,758       313,485         (1,850)        60,988
----------------------------------------------------------------------------------------------------------------------
Common stock options
   exercised for 59,202 shares            --            --           596            --             --           (372)
Purchase of  452,100 shares of
   common stock for treasury              --            --            --            --             --         13,745
Comprehensive Income
   Net income                             --            --            --        72,130             --             --
   Foreign currency translation           --            --            --            --            677             --
Cash dividends on common
   stock - $.42 per share                 --            --            --       (18,575)            --             --
Other                                     --            --         6,526            --         (1,603)         1,255
----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 30, 1998          53,321,312        26,660        24,880       367,040         (2,776)        75,616
----------------------------------------------------------------------------------------------------------------------
Common stock options
   exercised for 50,007 shares            --            --           715            --             --           (406)
Purchase of 494,400 shares of
   common stock for treasury              --            --            --            --             --         17,585
Comprehensive income:
   Net income                             --            --            --        82,142             --             --
   Foreign currency translation           --            --            --            --          4,679             --
Cash dividends on common
   stock - $.46 per share                 --            --            --       (19,785)            --             --
Other                                     --            --         3,301            --             94            399
----------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 29, 1999          53,321,312    $   26,660    $   28,896    $  429,397     $    1,997     $   93,194
----------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

VALSPAR ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                      October 29,   October 30,   October 31,
For the year ended                                                       1999           1998          1997
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                             $  82,142     $  72,130     $  65,877
Adjustments to reconcile net income to net cash provided
by operating activities:
   Restructuring charge                                                    8,346            --            --
   Depreciation and amortization                                          39,800        30,742        25,771
   Deferred income taxes                                                  (9,619)        1,587         1,669
   Loss on sales or abandonment of property, plant and equipment           3,358         1,854         1,486
   Gain on asset divestiture                                             (13,850)       (6,886)           --
(Decrease) increase in cash due to changes in net operating assets, net of effects of acquired businesses:
   Accounts and notes receivable                                          (9,513)       (7,164)      (23,953)
   Inventories and other assets                                           (1,348)      (19,095)      (41,965)
   Trade accounts payable and accrued liabilities                         12,687        31,556        32,018
   Income taxes payable                                                   15,849         7,218        (6,341)
   Other deferred liabilities                                                717           108           790
Other                                                                     (1,320)       (2,611)       (2,223)
--------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Operating Activities                             127,249       109,439        53,129
--------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment                               (31,400)      (42,833)      (48,131)
Acquired businesses, net of cash                                        (240,657)      (93,074)      (40,629)
Divested businesses/assets                                                37,678         9,206
Other investments/advances to joint ventures                                (459)      (11,320)        5,734
--------------------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                                (234,838)     (138,021)      (83,026)
--------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Net proceeds from borrowings                                             162,037        63,684        60,926
Proceeds from sales of treasury stock                                      1,121         1,095         1,208
Purchase of shares of Common Stock for treasury                          (17,585)      (13,745)      (12,495)
Dividends paid                                                           (19,785)      (18,575)      (15,741)
--------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Financing Activities                             125,788        32,459        33,898
--------------------------------------------------------------------------------------------------------------
Increase in Cash and  Cash Equivalents                                    18,199         3,877         4,001
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            14,990        11,113         7,112
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  33,189     $  14,990     $  11,113
--------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended October 1999, 1998 and 1997
                (Dollars in thousands, except per share amounts)


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR: The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal year 1997 included 53 weeks. All other years presented include 52 weeks.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in which the Company has a 20 to 50 percent interest and where the Company does not have management control are accounted for using the equity method.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH EQUIVALENTS: The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The Company's domestic inventories are recorded on the last-in, first-out (LIFO) method. The remaining inventories are recorded using the first-in, first-out
(FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using the straight-line method. Effective October 30,1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The adoption of this SOP is not expected to materially impact the Company's financial condition or results of operations.

INTANGIBLE AND LONG-LIVED ASSETS: Intangible assets, including goodwill, are carried at cost and amortized using the straight-line method over their estimated period of benefit (6 to 40 years). The Company reviews its intangible and long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121). Under SFAS 121, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

STOCK OPTIONS: As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee compensation awards. Pro forma information regarding net income and earnings per share as calculated under the provisions of SFAS 123 is disclosed in Note 8 to the financial statements.

FOREIGN CURRENCY: Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in other income (expense), net.

NET INCOME PER SHARE: The following table reflects the components of common shares outstanding for the three years ended October 29, 1999 in accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128):

                                         1999            1998            1997
--------------------------------------------------------------------------------
Weighted average
  common shares
  outstanding-basic                  43,298,367      43,457,221      43,521,370
Effect of stock
  options                               537,212         862,628         711,178
--------------------------------------------------------------------------------
Equivalent common
  shares outstanding-
  diluted                            43,835,579      44,319,849      44,232,548
--------------------------------------------------------------------------------

Under the provisions of SFAS 128, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding is increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. All earnings per share amounts for all periods presented have been restated to conform to SFAS 128.

VALSPAR ANNUAL REPORT

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 29, 1999.

STOCK SPLIT: The Company's Board of Directors declared a 2-for-1 stock split, effected in the form of a 100% stock dividend, for stockholders of record March 7, 1997. Information regarding shares outstanding, earnings per share, dividends per share and common stock options has been restated to give retroactive effect to the stock split.

COMPREHENSIVE INCOME: Effective October 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and currency effects and is presented in the Consolidated Statements of Changes in Stockholders' Equity. The adoption of SFAS 130 has no impact on total equity.

BASIS OF PRESENTATION: Certain prior year amounts have been reclassified to conform with the current year presentation.


NOTE 2: ACQUISITIONS AND DIVESTITURES

Effective September 30,1999, the Company acquired the 50% interest in Farboil Company held by its joint venture partner. Farboil Company, located in Baltimore, Maryland, produces decorative powder coatings with annual revenues of $17 million. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 1999 was not material.

Effective February 26, 1999, the Company acquired Dexter Corporation's worldwide Packaging Coatings product line and its French Industrial Coatings subsidiary, Dexter SAS. Dexter packaging coatings is a worldwide supplier of beverage can, food can and specialty coatings to the packaging market. Dexter SAS supplies a variety of coatings to the European industrial market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit. The following unaudited pro forma combined summary statement of income for the twelve month periods ended October 29, 1999 and October 30, 1998 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisition had occurred at the beginning of the periods presented. The following pro forma data reflect adjustments for interest expense, amortization of goodwill and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

                          UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENTS OF INCOME
                                                 Year ended         Year ended
(Thousands of dollars,                           October 29,        October 30,
except share data)                                  1999               1998
--------------------------------------------------------------------------------
Net sales                                       $  1,457,220       $  1,367,407
Net income                                            81,361             68,922
Net income per share-basic                              1.88               1.59
Net income per share-diluted                            1.86               1.56
--------------------------------------------------------------------------------

Effective December 17, 1998, the Company acquired a majority interest in Dyflex B.V., a Netherlands based producer of specialty water-based polymers. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 1999 was not material.

Effective April 30, 1999, the Company completed the sale of its Marine and Flexible Packaging Coatings product lines. These product lines had revenues of $25 million and $12 million, respectively, for the year ended October 1998. The effect of these divestitures on the Company's results of operations for 1999 was not material.

Net consideration paid for the acquisitions and divestitures in 1999 was $203.0 million in cash.

In 1998 the Company completed three acquisitions including the purchase of Plasti-Kote Co., Inc., a manufacturer of Architectural and Automotive aerosol and specialty paint products; the purchase of Anzol Pty. Ltd., an Australian-based manufacturer of packaging and industrial coatings; and the purchase of Hilemn Laboratories, a mirror coatings supplier. In addition, the Company divested its Functional Powder product line. Net consideration paid for the acquisitions in 1998 was $83.9 million in cash.

In 1997 the Company completed nine acquisitions including the second phase of its acquisition of the Coates Coatings (Coates) operations of TOTAL S.A. The second phase included the packaging coatings and metal decorating inks operations in Hong Kong and China. Total consideration paid for the nine acquisitions in 1997 was $40.6 million in cash and the exchange of the Company's Maintenance product line.

The acquisitions in 1998 and 1997 have been accounted for as purchases. Accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated results of operations from the dates of acquisition. The impact of these transactions on the results of operations for 1998 or 1997 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

In addition to the above acquisitions, in 1998 the Company made its initial 49% investment in a joint venture in South Africa, in connection with the third phase of its acquisition of Coates operations. This investment was accounted for using the equity method of accounting for investments and was not material to the results of operations in 1998.


NOTE 3: RESTRUCTURING

During 1999, the Company's Board of Directors approved and the Company initiated actions to eliminate redundant facilities and functions resulting from the acquired Dexter packaging coatings operations. Costs associated with the planned closure of former Dexter locations and workforce reductions totaling $6.4 million were recorded as liabilities in the purchase price allocation. Of the $6.4 million total, $5.3 million related to employee termination benefits and $0.6 million related to contract cancellation costs. As of October 29, 1999, costs totaling $2.9 million were charged against the liability for the closure of former Dexter locations and workforce reductions.

Additionally, costs associated with workforce reductions and the planned closure of existing Valspar locations were reflected as a pre-tax restructuring charge totaling $8.3 million. Of the $8.3 million total, $3.5 million related to employee termination benefits, $3.1 million related to contract and other program cancellation costs, and $1.0 million relates to recording assets to be disposed of at fair value. As of October 29, 1999, costs totaling $3.4 million were charged against the liability for the closure of existing Valspar locations and workforce reductions.

These actions contemplate a workforce reduction of worldwide headcount of approximately 200. Cash requirements of this restruc-turing plan are estimated to be $13.7 million with $5.4 million spent in 1999 and the remainder to be expended in 2000.


NOTE 4: INVENTORIES

The major classes of inventories consist of the following:

                                                            1999          1998
--------------------------------------------------------------------------------
Manufactured products                                  $   47,069    $   99,990
Raw materials, supplies
  and work-in-process                                     115,585        42,821
--------------------------------------------------------------------------------
                                                       $  162,654    $  142,811
--------------------------------------------------------------------------------

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $108,668 at October 29, 1999 and $109,916 at October 30, 1998,
approximately $20,051 and $24,682 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.


NOTE 5: TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $19,819 and $12,231 of issued checks which had not cleared the Company's bank accounts as of October 29, 1999 and October 30, 1998, respectively.

Accrued liabilities include the following:

                                                            1999          1998
--------------------------------------------------------------------------------
Employee compensation                                    $  50,685    $  35,077
Uninsured loss reserves                                     20,615       19,639
Customer volume rebates                                     20,838    $  11,152
Contribution to employees'
  retirement trusts                                         10,603        6,645
Restructuring                                                8,130           --
Other                                                       33,768       26,036
--------------------------------------------------------------------------------
Total                                                    $ 144,639    $  98,549
--------------------------------------------------------------------------------


NOTE 6: LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

                                                            1999          1998
--------------------------------------------------------------------------------
Notes to banks (1.7%-5.9%
  at October 29, 1999)                                $   282,189    $  149,769
Industrial development bonds
  (3.2-4.0% at October 29, 1999,
  payable in 2015 and 2018)                                15,208        13,233
Obligations under capital lease
  (7.5% at October 29, 1999,
  payable through 2004)                                     1,783         2,051
--------------------------------------------------------------------------------
                                                          299,180       165,053
Less current maturities                                      (306)         (285)
--------------------------------------------------------------------------------
                                                      $   298,874    $  164,768
--------------------------------------------------------------------------------

The notes to banks totaling $282,189 at October 29, 1999 and $149,769 at October 30, 1998 have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 2000 - $306; 2001 - $464; 2002 - $493; 2003 -
$526, 2004-$561 and $14,641 thereafter.

The Company has $450,000 of committed revolving multi-currency credit facilities with a syndicate of banks at optional interest rates of prime or IBOR-based rates. This facility matures in 2000. The revolving credit loan agreement contains covenants which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 29, 1999.

VALSPAR ANNUAL REPORT

Under other short-term bank lines of credit around the world, the Company may borrow up to $186,000 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annual rate of 5.19% in 1999 and 5.75% in 1998.

The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $300,218 at October 29, 1999.

Interest paid during 1999, 1998 and 1997 was $19,092, $9,670 and $4,878 respectively.


NOTE 7: INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended                                1999            1998           1997
--------------------------------------------------------------------------------

Current:
  Federal                              $  49,820       $  33,695       $ 34,636
  State                                    5,943           6,285          5,703
  Foreign                                  5,319           1,813          1,437
--------------------------------------------------------------------------------
Total current                             61,082          41,793         41,776
--------------------------------------------------------------------------------

Deferred:
  Federal                                 (4,717)          3,562          1,542
  State                                     (860)            434            497
  Foreign                                 (2,561)            869           (515)
--------------------------------------------------------------------------------
Total deferred                            (8,138)          4,865          1,524
--------------------------------------------------------------------------------
Total income taxes                     $  52,944       $  46,658       $ 43,300
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

Years ended                                1999            1998           1997
--------------------------------------------------------------------------------

Deferred tax assets:
  Product liability accruals           $   2,749        $  2,023      $   2,063
  Insurance accruals                       4,459           2,873          2,690
  Deferred compensation                    7,797           4,471          4,175
  Workers' compensation
    accruals                               2,177           3,013          2,606
  Employee compensation
    accruals                               2,943           3,014          2,970
  Other                                   19,142          15,658         14,018
--------------------------------------------------------------------------------
Total deferred tax assets                 39,267          31,052         28,522
--------------------------------------------------------------------------------

Deferred tax liabilities:
  Tax over book depreciation             (15,336)        (16,012)       (13,887)
  Other                                  (16,658)         (9,982)        (6,476)
--------------------------------------------------------------------------------
Total deferred tax liabilities           (31,994)        (25,994)       (20,363)
--------------------------------------------------------------------------------
Net deferred tax assets                $   7,273        $  5,058      $   8,159
--------------------------------------------------------------------------------

The reconciliation of income tax computed at the US Federal statutory tax rates to income tax expense is as follows:

                                                   1999        1998        1997
--------------------------------------------------------------------------------
Tax at U.S. statutory rates                        35.0%       35.0%       35.0%
State income taxes,
  net of Federal benefit                            2.4%        3.5%        3.7%
Other                                               1.8%        0.8%        1.0%
--------------------------------------------------------------------------------
                                                   39.2%       39.3%       39.7%
--------------------------------------------------------------------------------

Income taxes paid during 1999, 1998 and 1997 were $45,749, $33,571 and $46,094 respectively.


NOTE 8: STOCK PLANS

STOCK OPTIONS: Under the Company's Stock Option Plan, options for the purchase of up to 6,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part over a prescribed period of time.

In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted by SFAS 123, the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan as the exercise equals or exceeds the market price of the underlying stock on the date of grant. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

                                                1999         1998         1997
--------------------------------------------------------------------------------
Pro forma net income                         $ 80,974     $ 71,424     $ 65,486
Pro forma earnings per share:
  Basic                                          1.87         1.64         1.50
  Diluted                                        1.85         1.61         1.48
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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                    1999       1998        1997
--------------------------------------------------------------------------------
Expected dividend yield                              1.5%       1.5%        1.5%
Expected stock price volatility                     22.2%      21.1%       21.2%
Risk-free interest rate                              6.2%       4.2%        5.2%
Expected life of options                          6 years    6 years     6 years
--------------------------------------------------------------------------------

The weighted average fair value for options granted during 1999, 1998 and 1997 is $8.71, $7.79, and $7.63 per share, respectively.

Stock option activity for the three years ended October 29, 1999 is summarized as follows:

                                                                        Weighted
                                                                         Average
                                      Shares           Options          Exercise
                                     Reserved        Outstanding         Price
--------------------------------------------------------------------------------
OCTOBER 25, 1996
  Balance                             410,204         1,138,276         $ 17.34
  Reserve shares
    cancelled                        (105,154)               --              --
  Shares reserved                   1,000,000                --              --
  Granted                            (249,600)          249,600         $ 28.32
  Exercised                                --           (94,885)        $ 12.73
  Cancelled                            11,280           (11,280)        $ 20.37
--------------------------------------------------------------------------------
OCTOBER 31, 1997
  Balance                           1,066,730         1,281,711         $ 19.79
  Shares reserved                   1,000,000                --              --
  Granted                            (398,150)          398,150         $ 31.34
  Exercised                                --           (56,592)        $ 17.10
  Cancelled                            22,901           (22,901)        $ 23.72
--------------------------------------------------------------------------------
OCTOBER 30, 1998
  Balance                           1,691,481         1,600,368         $ 22.70
  Shares reserved                   2,250,000                --              --
  Granted                            (706,500)          706,500         $ 35.02
  Exercised                                --           (50,007)        $ 22.40
  Cancelled                            28,466           (28,466)        $ 32.24
--------------------------------------------------------------------------------
OCTOBER 29, 1999                    3,263,447         2,228,395         $ 26.49
--------------------------------------------------------------------------------

Options outstanding at October 29, 1999 had an average remaining contractual life of 6.4 years. Options exercisable of 939,257 at October 29, 1999, 665,194 at October 30, 1998 and 465,000 at October 31, 1997 had weighted average exercise prices of $19.61, $17.99, and $16.83 respectively. The exercise prices for options outstanding as of October 29, 1999 range from $12.00 to $39.75.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 7% of their compensation to the Plans. The Company contributes a minimum amount equal to one-half of the employee contributions up to 3% of employees' compensation, with the potential to match up to 6% based upon the financial performance of the Company. The Company's contributions were $5,545, $2,649, and $2,615, for 1999, 1998, and 1997, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant.


NOTE 9: LEASING ARRANGEMENTS

The company has operating lease commitments outstanding at October 29,1999 for plant and warehouse equipment, office and warehouse space and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

                                                          Minimum Lease Payments
--------------------------------------------------------------------------------
2000                                                             $ 5,600
2001                                                               5,094
2002                                                               2,954
2003                                                                 772
2004                                                                 482
2005 and beyond                                                    1,997
--------------------------------------------------------------------------------
                                                                 $16,899
--------------------------------------------------------------------------------

Rent expense for operating leases was $6,338 in 1999, $4,445 in 1998 and $4,003 in 1997.


NOTE 10: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Effective October 29,1999, the Company adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers Disclosures About Pensions and Other Postretirement Benefits." The provisions of SFAS 132 standardize the disclosure require-ments for pensions and other postretirement benefits but do not change the measurement or accounting for these plans.

The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $9,869, $9,342, and $8,603, for 1999, 1998, and 1997, respectively.

VALSPAR ANNUAL REPORT

The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.
The cost of the pension benefits is as follows:

                                NET PERIODIC COST
                                                    1999       1998        1997
--------------------------------------------------------------------------------
Service cost                                       1,158        961         899
Interest cost                                      2,016      2,049       1,880
Expected return on plan assets                    (3,059)    (2,849)     (2,432)
Amortization of transition
  asset obligation                                   (92)       (93)        (90)
Amortization of prior
  service cost                                       367        360         318
Recognized actuarial gain                           (292)      (313)       (102)
--------------------------------------------------------------------------------
Net-periodic benefit cost                             98        115         473
--------------------------------------------------------------------------------

The plans' funded status is shown below, along with a description of how the status changed during the past two years. The benefit obligation is the projected benefit obligationthe actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service rendered prior to that date.

                          CHANGE IN BENEFIT OBLIGATION

                                                             1999         1998
--------------------------------------------------------------------------------
Benefit obligation at beginning of year                     30,669       27,517
Service cost                                                 1,149        1,211
Interest cost                                                2,005        2,240
Plan participants' contributions                               111           92
Actuarial loss                                               1,582          952
Acquisitions                                                 1,873           --
Benefits paid                                               (1,761)      (1,343)
--------------------------------------------------------------------------------
Benefit obligation at end of year                           35,628       30,669
--------------------------------------------------------------------------------

                              CHANGE IN PLAN ASSETS

                                                              1999        1998
--------------------------------------------------------------------------------
Fair value of plan assets
  at beginning of year                                       39,907      35,722
Actual return on plan assets                                  6,802       5,013
Employer contributions                                          438         425
Plan participants' contributions                                111          90
Benefit payments                                             (1,761)     (1,343)
Acquisitions                                                  1,963           0
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                     47,460      39,907
--------------------------------------------------------------------------------

                                  FUNDED STATUS

                                                              1999        1998
--------------------------------------------------------------------------------
Funded status at end of year                                 11,832       9,238
Unrecognized transition asset                                  (923)     (1,010)
Unrecognized prior service cost                               2,831       2,532
Unrecognized net gain                                       (11,429)     (8,066)
--------------------------------------------------------------------------------
Net amount recognized in statement
  of financial position                                       2,311       2,694
--------------------------------------------------------------------------------

The actuarial assumptions were as follows:

                                                        1999             1998
--------------------------------------------------------------------------------
Discount rate                                        6.25%-7.25%      6.25%-8.0%
Expected return
  on plan assets                                       7.5%-8.0%       7.5%-8.0%
Average increase
  in compensation                                     3.75%-6.0%      3.75%-6.0%
--------------------------------------------------------------------------------

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid. The Company's accrued postretirement benefit liability recognized in the Company's balance sheet was $1,587 and $1,599 at October 29, 1999 and October 30, 1998, respectively. Net periodic postretirement expense was $95, $103, and $98 in 1999, 1998 and 1997, respectively.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.75% at October 29, 1999 and October 30, 1998, respectively. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% in 1999, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated postretirement benefit obligation or net periodic postretirement expense.

NOTE 11: SEGMENT INFORMATION

Effective October 29, 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires disclosure of operating segments using the management approach, or the measures used internally to evaluate operating results and to decide resource allocations. The adoption of this standard did not affect the Company's results of operations or financial position.

Based on the nature of the Company's products, technology, manufacturing processes, customers, regulatory environment, and internal management structure, and considering the aggregation criteria of SFAS 131, the Company operates its business in two reportable segments: Coatings and Coating Intermediates. The Company manufactures and distributes a broad portfolio of coatings products. The Architectural, Automotive and Specialty product line includes interior and exterior decorative paints and aerosols, automotive finish, automotive aftermarket and high performance floor coatings. The Packaging product line includes coatings and inks for rigid packaging containers. The Industrial products are decorative and protective coatings for metal, wood, and plastic substrates. Coating Intermediates, primarily resins and colorants, are sold to the Company and to other coatings manufacturers.

There are certain business activities, referred to as Corporate in the following table, that do not constitute an operating segment. Included in Corporate are administrative expenses of the headquarters site, gains or losses on the sale of certain assets, and other income or expenses not directly related to an operating segment. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and income taxes (EBIT). Intersegment sales are recorded at selling prices which are below market prices. Segment EBIT includes realized profit on intersegment sales. Identifiable assets are those directly identified with each segment's operations. Corporate assets consist primarily of cash and cash equivalents, income tax assets, prepaid expenses and headquarter's property, plant and equipment. The accounting polices of the reportable segments are the same as those described in Note 1 - Significant Accounting Policies.

Net sales, EBIT, depreciation and amortization, identifiable assets, and capital expenditures by operating segment are as follows:

                                       1999            1998              1997
--------------------------------------------------------------------------------
Net sales:
  Coatings                         $1,292,475       $1,074,416       $  946,311
  Coating Intermediates               145,725          126,843          113,102
--------------------------------------------------------------------------------
                                    1,438,200        1,201,259        1,059,413
Intersegment sales                    (50,523)         (46,125)         (42,142)
--------------------------------------------------------------------------------
Total net sales -
  external                         $1,387,677       $1,155,134       $1,017,271
--------------------------------------------------------------------------------
EBIT:
  Coatings (1)                     $  162,770       $  139,016       $  124,929
  Coating Intermediates                17,024           13,568           11,216
--------------------------------------------------------------------------------
                                      179,794          152,584          136,145
  Corporate (1)                       (25,619)         (23,089)         (21,674)
--------------------------------------------------------------------------------
Total EBIT                         $  154,175       $  129,495       $  114,471
--------------------------------------------------------------------------------
Depreciation and amortization:
  Coatings                         $   30,981       $   19,555       $   18,024
  Coating Intermediates                 3,419            2,900            2,669
  Corporate                             5,400            8,287            5,078
--------------------------------------------------------------------------------
Total depreciation
  and amortization                 $   39,800       $   30,742       $   25,771
--------------------------------------------------------------------------------
Identifiable assets:
  Coatings                         $  926,655       $  635,375       $  464,791
  Coating Intermediates                87,916           58,808           51,909
  Corporate                            96,149          107,497           98,770
--------------------------------------------------------------------------------
Total assets                       $1,110,720       $  801,680       $  615,470
--------------------------------------------------------------------------------
Capital expenditures:
  Coatings                         $   19,727       $   26,952       $   39,108
  Coating Intermediates                 3,694            9,063            4,660
  Corporate                             7,979            6,818            4,363
--------------------------------------------------------------------------------
Total capital
  expenditures                     $   31,400       $   42,833       $   48,131
--------------------------------------------------------------------------------

(1) EBIT in 1999 includes a pre-tax restructuring charge of $6.8 million and $1.5 million in Coatings and Corporate, respectively.

VALSPAR ANNUAL REPORT

Net sales by product line within the Coatings Segment are as follows:

                                         1999            1998            1997
--------------------------------------------------------------------------------
Architectural,
  automotive
  and specialty                      $  510,960      $  482,295      $  419,145
Packaging                               452,846         319,653         299,383
Industrial                              328,669         272,468         227,783
--------------------------------------------------------------------------------
                                     $1,292,475      $1,074,416      $  946,311
--------------------------------------------------------------------------------

Geographic net sales are based on the country from which the customer was billed for the products sold. The United States is the largest country for customer sales. No single country outside the United States represents more than 10% of consolidated net sales. Long-lived assets include property, plant and equipment and intangibles attributable to each country's operations. No single country outside the United States represents more than 10% of consolidated long-lived assets. Net sales and long-lived assets by geographic region are as follows:

                                         1999            1998            1997
--------------------------------------------------------------------------------
Net sales - external:
  United States                      $1,116,347      $1,021,449      $  923,492
  Outside U.S.                          271,330         133,685          93,779
--------------------------------------------------------------------------------
Total net sales -
  external                           $1,387,677      $1,155,134      $1,017,271
--------------------------------------------------------------------------------


                                           1999           1998           1997
--------------------------------------------------------------------------------
Long-lived assets:
  United States                          $339,760       $264,478       $201,852
  Outside U.S.                            191,041         61,876         29,868
--------------------------------------------------------------------------------
Total long-lived assets                  $530,801       $326,354       $231,720
--------------------------------------------------------------------------------


NOTE 12: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 29, 1999 and October 30, 1998:

                                                                          Net
                                                                         Income
                                   Net          Gross         Net      Per Share
                                  Sales         Margin       Income     Diluted
--------------------------------------------------------------------------------
1999 quarter
  ended:
  January 29                   $  265,810      $ 75,339      $ 9,716      $0.22
  April 30                        356,702       111,968       22,444       0.51
  July 30                         398,076       120,621       25,834       0.59
  October 29                      367,089       119,354       24,148       0.55
--------------------------------------------------------------------------------
                               $1,387,677      $427,282      $82,142      $1.87
--------------------------------------------------------------------------------
1998 quarter
  ended:
  January 30                   $  225,359      $ 63,714       $8,895      $0.20
  May 1                           292,462        90,041       19,951       0.45
  July 31                         327,684       101,324       22,246       0.50
  October 30                      309,629        96,815       21,038       0.48
--------------------------------------------------------------------------------
                               $1,155,134      $351,894      $72,130      $1.63
--------------------------------------------------------------------------------


NOTE 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, which will be effective for the Company's fiscal year 2001, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is currently reviewing the standard and its effect on its financial statements.


22