Form 10-K, Exhibit 13
period 2000-10-27
VALSPAR CORP
filed 2001-01-25
CIK 102741

EXHIBIT 13

ELEVEN-YEAR FINANCIAL SUMMARY
-----------------------------

(Dollars in Thousands, except per share amounts)

                     FISCAL YEARS                                       2000              1999              1998
-------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:   NET SALES                                     $  1,483,320      $  1,387,677      $  1,155,134
                     COST AND EXPENSES
                           COST OF SALES                              1,039,267           960,395           803,240
                           OPERATING EXPENSE                            281,318           273,925           230,152
                           RESTRUCTURING CHARGE                          (1,200)            8,346                --
-------------------------------------------------------------------------------------------------------------------
                     INCOME FROM OPERATIONS                             163,935           145,011           121,742

                     OTHER (INCOME) EXPENSE - NET                           200            (9,164)           (7,753)
                     INTEREST EXPENSE                                    21,989            19,089            10,707
-------------------------------------------------------------------------------------------------------------------
                     INCOME BEFORE INCOME TAXES                         141,746           135,086           118,788

                     NET INCOME                                    $     86,466      $     82,142      $     72,130
                     NET INCOME AS A PERCENT OF SALES                       5.8%              5.9%              6.2%
                     RETURN ON AVERAGE EQUITY                              20.8%             22.4%             22.7%
                     PER COMMON SHARE:
                           NET INCOME - BASIC                      $       2.02      $       1.90      $       1.66
                           NET INCOME - DILUTED                            2.00              1.87              1.63
                           DIVIDENDS PAID                                  0.52              0.46              0.42
                           STOCKHOLDERS' EQUITY                           10.30              9.16              7.84
-------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:  TOTAL ASSETS                                  $  1,125,030      $  1,110,720      $    801,680
                     WORKING CAPITAL AT YEAR-END                        199,576           140,216           158,085
                     PROPERTY, PLANT AND EQUIPMENT, NET                 298,747           312,133           233,482
                     LONG-TERM DEBT, EXCLUDING CURRENT PORTION          300,300           298,874           164,768
                     STOCKHOLDERS' EQUITY                               437,571           393,756           340,188
-------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS:    PROPERTY, PLANT AND EQUIPMENT EXPENDITURES    $     32,425      $     31,400      $     42,833
                     DEPRECIATION AND AMORTIZATION EXPENSE               45,238            39,800            30,742
                     RESEARCH AND DEVELOPMENT EXPENSE                    46,353            44,091            39,555
                     TOTAL CASH DIVIDENDS                          $     22,185      $     19,785      $     18,575
                     AVERAGE COMMON SHARES OUTSTANDING (000'S)           43,196            43,836            44,320
                     NUMBER OF STOCKHOLDERS                               1,728             1,818             1,815
                     NUMBER OF EMPLOYEES AT YEAR-END                      4,685             4,482             3,833
                     MARKET PRICE RANGE - COMMON STOCK: HIGH       $      43.31      $      39.69      $      42.13
                                                        LOW               19.75             28.00             25.75
-------------------------------------------------------------------------------------------------------------------


STOCK INFORMATION
-----------------

Stock traded on the New York Stock Exchange

FOR THE FISCAL YEAR                                                                      2000              1999
-------------------------------------------------------------------------------------------------------------------
MARKET PRICE / HIGH-LOW:  FIRST QUARTER                                              $43.31-29.88      $37.75-28.00
                          SECOND QUARTER                                              38.75-31.63       35.00-29.25
                          THIRD QUARTER                                               40.25-30.19       39.69-33.75
                          FOURTH QUARTER                                              31.38-19.75       37.56-30.19
-------------------------------------------------------------------------------------------------------------------

6     VALSPAR ANNUAL REPORT

      1997            1996             1995            1994            1993            1992            1991            1990
--------------------------------------------------------------------------------------------------------------------------------
$ 1,017,271      $   859,799      $   790,175      $   795,275     $   700,897     $   638,485     $   632,562     $   571,445

    698,474          594,935          561,170          569,063         501,135         492,092         458,953         410,094
    206,834          169,873          146,344          146,683         129,997         131,232         120,643         109,206
         --               --               --               --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------
    111,963           94,991           82,661           79,529          69,765          60,161          52,966          52,145

     (2,508)          (1,081)            (763)             631           2,036             360           1,504           3,337
      5,294            3,029            4,216            2,504           1,645           2,932           5,686           4,704
------------------------------------------------------------------------------------------------------------------------------
    109,177           93,043           79,208           76,394          66,084          56,869          45,776          44,104

$    65,877      $    55,893      $    47,520      $    45,799     $    40,156     $    34,418     $    27,676     $    26,731
        6.5%             6.5%             6.0%             5.8%            5.7%            5.0%            4.4%            4.7%
       24.0%            24.0%            24.4%            24.4%           21.8%           21.7%           20.0%           22.1%

$      1.51      $      1.28      $      1.09      $      1.04     $      0.92     $      0.79     $      0.64     $      0.61
       1.49             1.26             1.08             1.04            0.91            0.79            0.64            0.61
       0.36             0.33             0.30             0.26            0.22            0.18            0.15            0.13
       6.76             5.78             4.83             3.99            4.51            3.92            3.40            2.96
------------------------------------------------------------------------------------------------------------------------------
$   615,470      $   486,440      $   398,199      $   367,608     $   340,479     $   321,618     $   319,367     $   302,806
     97,427           96,130           90,995           87,887          85,741          57,500          58,066          56,199
    185,748          153,819          130,404          107,956         103,916         101,005          98,818         106,621
     35,844           31,948           21,658           35,343           7,890          10,684          30,697          49,456
    295,065          253,703          212,115          176,712         198,826         169,377         147,896         128,707
------------------------------------------------------------------------------------------------------------------------------
$    48,131      $    25,376      $    38,982      $    31,817     $    17,213     $    19,581     $     8,843     $    13,171
     25,771           22,262           20,318           19,134          20,648          19,793          18,896          15,119
     39,099           32,616           27,746           27,430          24,955          24,802          23,226          20,350
$    15,741      $    14,575      $    13,121      $    11,252     $     9,471     $     7,843     $     6,519     $     5,651
     44,233           44,403           44,183           44,326          44,062          43,946          43,724          43,708
      1,830            1,783            1,864            1,902           1,866           1,863           1,857           1,863
      3,205            2,855            2,542            2,585           2,577           2,482           2,530           2,502
$     32.94      $     25.50      $     20.94      $     22.88     $     20.75     $     18.19     $     11.72     $     10.00
      24.00            19.13            15.25            16.38           15.19           11.28            7.63            7.35
------------------------------------------------------------------------------------------------------------------------------


DIVIDENDS
---------

Stock traded on the New York Stock Exchange

FOR THE FISCAL YEAR                                                                                      2000           1999
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DIVIDENDS:  FIRST QUARTER                                                                     $ 0.13         $ 0.115
                      SECOND QUARTER                                                                      0.13           0.115
                      THIRD QUARTER                                                                       0.13           0.115
                      FOURTH QUARTER                                                                      0.13           0.115
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 0.52         $  .460
------------------------------------------------------------------------------------------------------------------------------

                                                     VALSPAR ANNUAL REPORT     7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

OVERVIEW

The following discussion of financial condition and operations is affected by the acquisition and divestiture activity during the reporting period:

*    2000 - On December 20, 2000, the Company completed its acquisition of
     Lilly Industries, Inc., the Company's largest acquisition to date. See Note 14 to the consolidated Financial Statements for detail of the acquisition. The Company combined its two joint ven tures in South Africa so that the Company now has a majority position in a joint venture with Plascon (Pty) Limited for a combined packaging coatings business in South Africa.

* 1999 - The Company completed three acquisitions, including the Dexter acquisition, and two divestitures Net consideration paid was $203.0 million.

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

OPERATIONS 2000 VS. 1999

Net sales increased 6.9% to $1,483,320,000 in 2000 from $1,387,677,000 in 1999.
Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 3%, primarily driven by volume increases the Industrial Coatings product line.

The gross profit margin decreased to 29.9% in 2000 from 30.8% in 1999. The lower margin was attributable to higher raw material costs and a difference in product mix within the Architectural Coatings product line.

Operating expenses (research and development, selling and administrative, but excluding the impact of restructuring) increased 2.7% to $281,318,000 (19.0% of net sales) in 2000 compared to $273,925,000 (19.7% of net sales) in 1999. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 3%. This increase was primarily attributable to higher expenditures to support the Architectural, Automotive and Specialty (AAS) product line of the Coatings segment. The Company recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reductions following the Dexter acquisition. During the second quarter of 2000, restructuring accruals in the amount of $1,200,000 were reversed. These reversals were primarily related to lower than estimated employee termination benefits and fewer program cancellation costs than originally estimated. See Note 3 to the Consolidated Financial Statements for detail of the restructuring.

Other income/(expense) decreased to $(200,000) in 2000 from $9,164,000 in 1999. The 1999 income was driven by the gains on the divestitures of the Company's Marine and Flexible Packaging Coatings product lines, which were partially offset by losses on the disposal of certain assets.

Interest expense increased to $21,989,000 in 2000 from $19,089,000 in 1999 due to higher average interest rates and higher average debt due to the full year effect of the Dexter acquisition.

2000 net income of $86,466,000 or $2.00 per diluted share represents the 26th consecutive year of increased earnings for the Company. Net income increased 5.3% from 1999 primarily due to sales growth and expense controls. Income from operations increased by 13.1% and was partially offset by higher interest expense.

OPERATIONS 1999 VS. 1998

Net sales increased 20.1% to $1,387,677,000 in 1999 from $1,155,134,000 in 1998.
Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 5%, primarily driven by volume increases in the Industrial Coatings product line and Coating Intermediates.

The gross profit margin increased to 30.8% in 1999 from 30.5% in 1998. The higher margin was attributable to cost and waste reductions in the Company's manufacturing facilities, as well as improved efficiency from production rationalization at the international locations following the Dexter acquisition.

8     VALSPAR ANNUAL REPORT

Operating expenses (research and development, selling and administrative, but excluding the restructuring charge) increased 19.0% to $273,925,000 (19.7% of net sales) in 1999 compared to $230,152,000 (19.9% of net sales) in 1998. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 7%. This increase was primarily attributable to higher expenditures to support the Architectural, Automotive and Specialty (AAS) product line of the Coatings segment as well as a reduction in royalties from licensees of the Company's technology. The Company recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reductions following the Dexter acquisition. See Note 3 to the Consolidated Financial Statements for detail of the restructuring.

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

1999 net income of $82,142,000 or $1.87 per diluted share represented the 25th consecutive year of increased earnings for the Company. Net income increased 13.9% from 1998 primarily due to sales growth, improved gross margin and expense controls. Income from operations increased by 19.1% and was partially offset by higher interest expense related to the Dexter acquisition.

FINANCIAL CONDITION

Cash provided by operating activities was $93,338,000 in 2000 compared with $127,249,000 in 1999 and $109,439,000 in 1998. The operating cash flow decrease in 2000 was due to merchandising aids, advance rebates to customers, and acquisition of the majority interest in joint ventures. The cash provided by operating activities and current cash balances was used largely to fund $12,278,000 in repayment of bank borrowings, $32,425,000 in capital expenditures, $3,935,000 in Farboil acquisition related building commitments, $15,586,000 net joint venture and other investments, $22,185,000 in dividend payments, and $21,124,000 in payments for share repurchases.

Accounts receivable increased $17,100,000 due to increased sales. Inventories and other assets increased $14,397,000 as a result of increased merchandising aids and advance rebates to customers and acquisition of the majority interest in joint ventures within the Coatings segment. Accounts payable and accrued liabilities decreased $8,074,000 primarily as a result of utilization of prior year restructuring accruals.

Capital expenditures for property, plant and equipment were $36,360,000 (which includes $3,935,000 for the Farboil building) in 2000 compared with $31,400,000 in 1999 and $42,833,000 in 1998. The Company anticipates capital spending in fiscal 2001 to be somewhat lower than 2000, excluding potential spending due to the Lilly acquisition.

The Company decreased its borrowings with banks by $12,278,000 during 2000. The ratio of total debt to capital decreased to 43.8% at the end of 2000 compared to 47.3% in 1999. Average debt outstanding during 2000 was $362,855,000 at a weighted average interest rate of 6.06% versus $346,142,000 at 5.53% last year, increasing the current year's interest expense to $21,989,000 from $19,089,000 in the prior year.

At October 27, 2000, the Company had unused lines of credit available from banks of $142,148,000.

In June 2000, the Company along with Lilly Industries, Inc., announced that their respective boards of directors approved a definitive merger agreement under which the Company will acquire all outstanding shares of Lilly Industries common stock for $31.75 per share in cash. The merger was completed on December 20, 2000. On November 17, 2000, a syndicate of banks entered into an agreement with the Company to provide two committed credit facilities totaling $1.5 billion, with $500 million of 364 day availability and $1 billion available for five years. These lines are expected to be adequate to cover current financing needs.

Common stock dividends of $22,185,000 represented a 12% increase over 1998. The annual dividend was increased to $0.52 per share from $0.46 per share in 1999

                                                     VALSPAR ANNUAL REPORT     9
with the payout at 25% of the prior year earnings, which is consistent with the Company's target payout rate of 25% to 35%.

The Company has continuing authorization to purchase shares of its Common Stock for treasury at management's discretion for general corporate purposes. Purchases under this program were 661,000, 494,000 and 452,000 shares in 2000, 1999 and 1998, respectively.

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

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking" statements. These forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include risks related to the Company's recent acquisition of Lilly Industries, Inc., which is the Company's largest acquisition to date, including risks of adverse changes in the results of Lilly's operations due to economic conditions or unforeseen factors; risks of higher than anticipated costs of integration of Lilly's employees or systems; risks of disruptions in business resulting from the integration process; and significantly higher levels of debt for the Company resulting in higher interest costs. Outside of the Lilly acquisition, general risks and uncertainties facing the Company also include such things as: the Company's reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of its business; dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; changes in the Company's relationships with customers and suppliers; unusual weather conditions that might adversely affect Coatings' and Coating Intermediates' sales (which may have a greater relative impact on Lilly's sales); and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

10    VALSPAR ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
---------------------------

(Dollars in Thousands, except per share amounts)

                                                                                               OCTOBER 27,      OCTOBER 29,
                                                                                                  2000             1999
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                                                     $     20,935     $     33,189
ACCOUNTS AND NOTES RECEIVABLE, LESS ALLOWANCES
   FOR DOUBTFUL ACCOUNTS (2000 - $4,925; 1999 - $4,801)                                            277,763          260,663
INVENTORIES                                                                                        154,887          162,654
DEFERRED INCOME TAXES                                                                               18,464           18,770
PREPAID EXPENSES AND OTHER ACCOUNTS                                                                 61,815           39,652
---------------------------------------------------------------------------------------------------------------------------

   TOTAL CURRENT ASSETS                                                                            533,864          514,928
---------------------------------------------------------------------------------------------------------------------------

GOODWILL, NET                                                                                      208,748          218,668
OTHER ASSETS, NET                                                                                   83,671           64,991
---------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
LAND                                                                                                21,093           20,800
BUILDINGS                                                                                          135,205          131,815
MACHINERY AND EQUIPMENT                                                                            389,177          387,093
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   545,475          539,708
LESS ACCUMULATED DEPRECIATION                                                                      246,728          227,575
---------------------------------------------------------------------------------------------------------------------------
   NET PROPERTY, PLANT AND EQUIPMENT                                                               298,747          312,133
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                  $  1,125,030     $  1,110,720
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
NOTES PAYABLE TO BANKS                                                                        $     39,731     $     53,593
TRADE ACCOUNTS PAYABLE                                                                             153,996          154,312
INCOME TAXES                                                                                        10,910           21,862
ACCRUED LIABILITIES                                                                                129,187          144,639
CURRENT PORTION OF LONG-TERM DEBT                                                                      464              306
---------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                       334,288          374,712
---------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                     300,300          298,874
DEFERRED INCOME TAXES                                                                               22,366           11,148
DEFERRED LIABILITIES                                                                                30,505           32,230
---------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                               687,459          716,964
---------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
COMMON STOCK (PAR VALUE $.50 PER SHARE; SHARES AUTHORIZED 120,000,000;
   SHARES ISSUED, INCLUDING SHARES IN TREASURY, 53,321,312 SHARES)                                  26,660           26,660
ADDITIONAL PAID-IN CAPITAL                                                                          34,267           28,896
RETAINED EARNINGS                                                                                  490,860          429,397
OTHER                                                                                                 (306)           1,997
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   551,481          486,950
LESS COST OF COMMON STOCK IN TREASURY (2000 - 10,840,142 SHARES; 1999 - 10,337,999 SHARES)         113,910           93,194
---------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                                         437,571          393,756
---------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $  1,125,030     $  1,110,720
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                                     VALSPAR ANNUAL REPORT    11

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

(Dollars in Thousands, except per share amounts)

                                          OCTOBER 27,      OCTOBER 29,      OCTOBER 30,
FOR THE YEAR ENDED                           2000             1999             1998
---------------------------------------------------------------------------------------
NET SALES                                $  1,483,320     $  1,387,677     $  1,155,134
COST AND EXPENSES:
   COST OF SALES                            1,039,267          960,395          803,240
   RESEARCH AND DEVELOPMENT                    46,353           44,091           39,555
   SELLING AND ADMINISTRATIVE                 224,290          222,275          186,161
   AMORTIZATION EXPENSE                        10,675            7,559            4,436
   RESTRUCTURING                               (1,200)           8,346               --
---------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                        163,935          145,011          121,742
   OTHER EXPENSE/(INCOME), NET                    200           (9,164)          (7,753)
   INTEREST EXPENSE                            21,989           19,089           10,707
---------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    141,746          135,086          118,788
   INCOME TAXES                                55,280           52,944           46,658
---------------------------------------------------------------------------------------

NET INCOME                               $     86,466     $     82,142     $     72,130
---------------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE - BASIC      $       2.02     $       1.90     $       1.66
NET INCOME PER COMMON SHARE - DILUTED    $       2.00     $       1.87     $       1.63
---------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

12    VALSPAR ANNUAL REPORT

CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------

(Dollars in Thousands, except per share amounts)

                                        COMMON STOCK          ADDITIONAL
                                   ------------------------     PAID-IN       RETAINED                     TREASURY
                                     SHARES        AMOUNT       CAPITAL       EARNINGS        OTHER          STOCK
---------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 31, 1997           53,321,312   $    26,660   $    17,758   $   313,485    $    (1,850)   $    60,988
---------------------------------------------------------------------------------------------------------------------

COMMON STOCK OPTIONS
   EXERCISED FOR 59,202 SHARES             --            --           596            --             --           (372)
PURCHASE OF 452,100 SHARES OF
   COMMON STOCK FOR TREASURY               --            --            --            --             --         13,745
COMPREHENSIVE INCOME
   NET INCOME                              --            --            --        72,130             --             --
   FOREIGN CURRENCY TRANSLATION            --            --            --            --            677             --
CASH DIVIDENDS ON COMMON
   STOCK - $.42 PER SHARE                  --            --            --       (18,575)            --             --
OTHER                                      --            --         6,526            --         (1,603)         1,255
---------------------------------------------------------------------------------------------------------------------

BALANCE OCTOBER 30, 1998           53,321,312   $    26,660   $    24,880   $   367,040    $    (2,776)   $    75,616
---------------------------------------------------------------------------------------------------------------------

COMMON STOCK OPTIONS
   EXERCISED FOR 50,007 SHARES             --            --           715            --             --           (406)
PURCHASE OF 494,400 SHARES OF
   COMMON STOCK FOR TREASURY               --            --            --            --             --         17,585
COMPREHENSIVE INCOME:
   NET INCOME                              --            --            --        82,142             --             --
   FOREIGN CURRENCY TRANSLATION            --            --            --            --          4,679             --
CASH DIVIDENDS ON COMMON
   STOCK - $.46 PER SHARE                  --            --            --       (19,785)            --             --
OTHER                                      --            --         3,301            --             94            399
---------------------------------------------------------------------------------------------------------------------

BALANCE OCTOBER 29, 1999           53,321,312   $    26,660   $    28,896   $   429,397    $     1,997    $    93,194
---------------------------------------------------------------------------------------------------------------------

COMMON STOCK OPTIONS
   EXERCISED FOR 84,893 SHARES             --            --         1,101            --             --           (840)
PURCHASE OF 661,000 SHARES OF
   COMMON STOCK FOR TREASURY               --            --            --            --             --         21,124
COMPREHENSIVE INCOME:
   NET INCOME                              --            --            --        86,466             --             --
   FOREIGN CURRENCY TRANSLATION            --            --            --            --         (1,306)            --
CASH DIVIDENDS ON COMMON
   STOCK - $.52 PER SHARE                  --            --            --       (22,185)            --             --
OTHER                                      --            --         4,270        (2,818)          (997)           432
---------------------------------------------------------------------------------------------------------------------

BALANCE OCTOBER 27, 2000           53,321,312   $    26,660   $    34,267   $   490,860    $      (306)   $   113,910
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                                     VALSPAR ANNUAL REPORT    13

CONSOLIDATED STATEMENTS OF CASH FLOW

(Dollars in Thousands)

                                                                       OCTOBER 27,     OCTOBER 29,     OCTOBER 30,
FOR THE YEAR ENDED                                                        2000             1999            1998
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
NET INCOME                                                             $    86,466     $    82,142     $    72,130
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
   BY OPERATING ACTIVITIES:
   RESTRUCTURING                                                            (1,200)          8,346              --
   DEPRECIATION                                                             34,563          32,241          26,306
   AMORTIZATION                                                             10,675           7,559           4,436
   DEFERRED INCOME TAXES                                                    11,526          (9,619)          1,587
   LOSS ON SALES OR ABANDONMENT OF PROPERTY, PLANT AND EQUIPMENT                --           3,358           1,854
   GAIN ON ASSET DIVESTITURE                                                    --         (13,850)         (6,886)
(DECREASE) INCREASE IN CASH DUE TO CHANGES IN NET OPERATING ASSETS,
   NET OF EFFECTS OF ACQUIRED BUSINESSES:
   ACCOUNTS AND NOTES RECEIVABLE                                           (17,100)         (9,513)         (7,164)
   INVENTORIES AND OTHER ASSETS                                            (14,397)         (1,348)        (19,095)
   TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                           (8,074)         12,687          31,556
   INCOME TAXES PAYABLE                                                    (10,952)         15,849           7,218
   OTHER DEFERRED LIABILITIES                                                 (792)            717             108
OTHER                                                                        2,623          (1,320)         (2,611)
------------------------------------------------------------------------------------------------------------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                                93,338         127,249         109,439
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT                                 (32,425)        (31,400)        (42,833)
ACQUIRED BUSINESSES, NET OF CASH                                            (3,935)       (240,657)        (93,074)
DIVESTED BUSINESSES/ASSETS                                                      --          37,678           9,206
OTHER INVESTMENTS/ADVANCES TO JOINT VENTURES                               (15,586)           (459)        (11,320)
------------------------------------------------------------------------------------------------------------------

   NET CASH USED IN INVESTING ACTIVITIES                                   (51,946)       (234,838)       (138,021)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
NET PROCEEDS FROM BORROWINGS                                               (12,278)        162,037          63,684
PROCEEDS FROM SALES OF TREASURY STOCK                                        1,941           1,121           1,095
PURCHASE OF SHARES OF COMMON STOCK FOR TREASURY                            (21,124)        (17,585)        (13,745)
DIVIDENDS PAID                                                             (22,185)        (19,785)        (18,575)
------------------------------------------------------------------------------------------------------------------

   NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                     (53,646)        125,788          32,459
------------------------------------------------------------------------------------------------------------------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                           (12,254)         18,199           3,877
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              33,189          14,990          11,113
------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $    20,935     $    33,189     $    14,990
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

14    VALSPAR ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Years Ended October 2000, 1999 and 1998 (Dollars in thousands except per share amounts)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR: The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. All years presented include 52 weeks.

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

REVENUE RECOGNITION: Revenue from sales is recognized when title to inventory passes to the customer.

CASH EQUIVALENTS: The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The Company's domestic inventories are recorded on the last-in, first-out (LIFO) method. The remaining inventories are recorded using the first-in, first-out
(FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using the straight-line method. Effective October 30, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

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

STOCK OPTIONS: As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and its interpretation in accounting for its stock options and other stock-based employee compensation awards. Pro forma information regarding net income and earnings per share as calculated under the provisions of SFAS 123 is disclosed in Note 8 to the Consolidated Financial Statements.

FOREIGN CURRENCY: Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in other (income)/expense, net.

NET INCOME PER SHARE: The following table reflects the components of common shares outstanding for the three years ended October 27, 2000 in accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128):

                                            2000          1999          1998
-------------------------------------------------------------------------------
WEIGHTED AVERAGE
   COMMON SHARES
   OUTSTANDING-BASIC                     42,706,168    43,298,367    43,457,221
DILUTIVE EFFECT OF
   STOCK OPTIONS                            489,599       537,212       862,628
-------------------------------------------------------------------------------
EQUIVALENT COMMON
   SHARES OUTSTANDING-
   DILUTED                               43,195,767    43,835,579    44,319,849
-------------------------------------------------------------------------------

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

                                                     VALSPAR ANNUAL REPORT    15

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 27, 2000.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and foreign currency translation adjustment and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

BASIS OF PRESENTATION: Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2  ACQUISITIONS & DIVESTITURES

In December 1997, as a part of the Coates acquisition, the Company acquired a 49% interest in a joint venture with Coates for packaging coatings in South Africa. In February 1999, as a part of the Dexter acquisition, the Company acquired Dexter's majority position in a joint venture with Plascon (Pty) Limited, a South African company, for packaging coatings in South Africa. As of October 2000, the Company acquired Coates' 51% interest in the Valspar/Coates joint venture and reorganized the businesses of both South African joint ventures so that Valspar now has a majority position in a joint venture with Plascon for a combined packaging coatings business in South Africa. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 2000 was not material.

Effective September 30, 1999, the Company acquired the 50% interest in Farboil Company held by its joint venture partner. Farboil Company, located in Baltimore, Maryland, produces decorative powder coatings with annual revenues of $17 million. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 1999 was not material.

Effective February 26, 1999, the Company acquired Dexter Corporation's worldwide packaging coatings business and its French industrial coatings subsidiary, Dexter SAS. Dexter is a worldwide supplier of beverage can, food can and specialty coatings to the packaging market. Dexter SAS supplies a variety of coatings to the European industrial market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit. The following unaudited pro forma combined summary statement of October 29, 1999 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisition had occurred at the beginning of the period presented. The following pro forma data reflect adjustments for interest expense, amortization of goodwill and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

                              UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                                                     YEAR ENDED
(Thousands of dollars,                                               OCTOBER 29,
except share data)                                                      1999
-------------------------------------------------------------------------------
NET SALES                                                           $ 1,457,220
NET INCOME                                                               81,361
NET INCOME PER SHARE-BASIC                                                 1.88
NET INCOME PER SHARE-DILUTED                                               1.86
-------------------------------------------------------------------------------

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

In 1998 the Company completed three acquisitions including the purchase of Plasti-Kote Co., Inc., a manufacturer of architectural and automotive aerosol and specialty paint products; the purchase of Anzol Pty. Ltd., an Australian-based manufacturer of packaging and industrial coatings; and the purchase of Hilemn Laboratories, a mirror coatings supplier. In addition, the Company divested of its Functional Powder product line. Net consideration paid for the acquisitions in 1998 was $83.9 million in cash.

The acquisitions in 1998 have been accounted for as purchases. Accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated results of operations from the dates of acquisition.
The impact of these transactions on the results of operations for 1998 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

16    VALSPAR ANNUAL REPORT

NOTE 3  RESTRUCTURING

During 1999, the Company's Board of Directors approved and the Company initiated actions to eliminate redundant facilities and functions resulting from the acquired Dexter packaging coatings operations. Costs associated with the planned closure of former Dexter locations and workforce reductions totaling $6.4 million were recorded as liabilities in the purchase price allocation. Of the $6.4 million total, $5.3 million related to employee termination benefits and $0.6 million related to contract cancellation costs. As of October 27, 2000, costs totaling $ 5.7 million were charged against the liability for the closure of former Dexter locations and workforce reductions.

Additionally, costs associated with workforce reductions and the planned closure of existing Valspar locations were reflected as a pre-tax restructuring charge totaling $8.3 million. Of the $8.3 million total, $3.5 million related to employee termination benefits, $3.1 million related to contract and other program cancellation costs, and $1.0 million relates to recording assets to be disposed of at fair value. As of October 27, 2000, costs totaling $ 6.7 million were charged against the liability for the closure of existing Valspar locations and workforce reductions. During the second quarter of 2000, accruals in the amount of $1.2 million were reversed. These reversals were primarily related to lower than estimated employee termination benefits and fewer program cancellation costs than originally estimated.

These plans contemplated a workforce reduction of worldwide headcount by 200. Cash requirements of this restructuring plan were approximately $12.5 million which was spent by the end of fiscal year 2000.

NOTE 4  INVENTORIES

The major classes of inventories consist of the following:

                                                        2000             1999
-------------------------------------------------------------------------------
MANUFACTURED PRODUCTS                                $ 108,225        $ 115,585
RAW MATERIALS, SUPPLIES
   AND WORK-IN-PROCESS                                  46,662           47,069
-------------------------------------------------------------------------------
                                                     $ 154,887        $ 162,654
-------------------------------------------------------------------------------

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $108,031 at October 27, 2000 and $115,338 at October 29, 1999,
approximately $27,335 and $23,107 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE 5  TRADE ACCOUNTS PAYABLE & ACCRUED LIABILITIES

Trade accounts payable include $23,326 and $19,819 of issued checks which had not cleared the Company's bank accounts as of October 27, 2000 and October 29, 1999, respectively.

Accrued liabilities include the following:

                                                           2000           1999
-------------------------------------------------------------------------------
EMPLOYEE COMPENSATION                                  $   43,879    $   50,685
UNINSURED LOSS RESERVES                                    22,575        20,615
CUSTOMER VOLUME REBATES                                    25,541        20,838
CONTRIBUTION TO EMPLOYEES'
   RETIREMENT TRUSTS                                        7,789         9,531
RESTRUCTURING                                               1,093         8,130
OTHER                                                      28,310        34,840
-------------------------------------------------------------------------------
TOTAL                                                  $  129,187    $  144,639
-------------------------------------------------------------------------------

NOTE 6  LONG-TERM DEBT & CREDIT ARRANGEMENTS

Long-term debt consists of the following:

                                                         2000            1999
-------------------------------------------------------------------------------
NOTES TO BANKS (1.7%-5.9%
   AT OCTOBER 27, 2000)                               $  283,741     $  282,189
INDUSTRIAL DEVELOPMENT BONDS
   (3.2-4.0% AT OCTOBER 27, 2000,
   PAYABLE IN 2015 AND 2018)                              15,204         15,208
OBLIGATIONS UNDER CAPITAL LEASE
   (7.5% AT OCTOBER 27, 2000,
   PAYABLE THROUGH 2004)                                   1,819          1,783
-------------------------------------------------------------------------------
                                                         300,764        299,180
LESS CURRENT MATURITIES                                     (464)          (306)
-------------------------------------------------------------------------------
                                                      $  300,300     $  298,874
-------------------------------------------------------------------------------

The notes to banks totaling $283,741 at October 27, 2000 and $282,189 at October 29, 1999 have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 2001 - $464; 2002 - $493; 2003 - $526; 2004 -
$561; 2005 - $153 and $14,826 thereafter.

The Company has $150,000 of committed revolving multi-currency credit facilities with a bank at optional interest rates of prime or IBOR-based rates. This facility matures at the close of the Company's planned merger with Lilly Industries. The revolving credit loan agreement contains covenants that require the Company to maintain certain financial ratios. The Company is in

                                                     VALSPAR ANNUAL REPORT    17
compliance with these covenants as of October 27, 2000. On November 17, 2000, a syndicate of banks entered into an agreement with the Company to provide two committed credit facilities totaling $1.5 billion, $500 million of 364-day availability and $1 billion available for five years. There will be similar financial covenants in these facilities.

Under other short-term bank lines of credit around the world, the Company may borrow up to $318,564 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annual rate of 5.87% in 2000 and 5.19% in 1999. Approximately $205 million of these short-term bank lines will also expire upon completion of the Lilly merger and will be replaced with the syndicated committed credit facilities.

The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $142,148 at October 27, 2000.

Interest paid during 2000, 1999 and 1998 was $22,369 $19,092 and $9,670 respectively.

NOTE 7  INCOME TAXES

Significant components of the provision for income taxes are as follows:

YEARS ENDED                                 2000          1999          1998
-------------------------------------------------------------------------------
CURRENT:
   FEDERAL                              $   32,312    $   49,820     $   33,695
   STATE                                     3,412         5,943          6,285
   FOREIGN                                   8,212         5,319          1,813
-------------------------------------------------------------------------------
TOTAL CURRENT                               43,936        61,082         41,793
-------------------------------------------------------------------------------
DEFERRED:
   FEDERAL                                   9,586        (4,717)         3,562
   STATE                                     1,565          (860)           434
   FOREIGN                                     193        (2,561)           869
-------------------------------------------------------------------------------
TOTAL DEFERRED                              11,344        (8,138)         4,865
-------------------------------------------------------------------------------
TOTAL INCOME TAXES                      $   55,280    $   52,944     $   46,658
-------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

YEARS ENDED                                  2000         1999           1998
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   PRODUCT LIABILITY ACCRUALS             $   2,508     $   2,749     $   2,023
   INSURANCE ACCRUALS                         3,418         4,459         2,873
   DEFERRED COMPENSATION                      7,125         7,797         4,471
   WORKERS' COMPENSATION
      ACCRUALS                                2,538         2,177         3,013
   EMPLOYEE COMPENSATION
      ACCRUALS                                1,931         2,943         3,014
OTHER                                        20,974        19,142        15,658
-------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                    38,494        39,267        31,052
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
   TAX IN EXCESS OF BOOK
      DEPRECIATION                          (24,445)      (15,336)      (16,012)
   OTHER                                    (17,951)      (16,658)       (9,982)
-------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES              (42,396)      (31,994)      (25,994)
-------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                   $  (3,902)    $   7,273     $   5,058
-------------------------------------------------------------------------------

A reconciliation of income tax computed at the U.S. Federal statutory tax rate to the effective income tax rate is as follows:

                                                  2000        1999        1998
-------------------------------------------------------------------------------
TAX AT U.S. STATUTORY RATES                       35.0%       35.0%       35.0%
STATE INCOME TAXES,
   NET OF FEDERAL BENEFIT                          2.1%        2.4%        3.5%
OTHER                                              1.9%        1.8%        0.8%
-------------------------------------------------------------------------------
                                                  39.0%       39.2%       39.3%
-------------------------------------------------------------------------------

No provision has been made for U.S. Federal Income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $27,100 at October 27, 2000. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Income taxes paid during 2000, 1999 and 1998 were $51,669, $45,749 and $33,571 respectively.

18    VALSPAR ANNUAL REPORT

NOTE 8  STOCK PLANS

STOCK OPTIONS: Under the Company's Stock Option Plan, options for the purchase of up to 6,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part over a prescribed period of time.

As permitted by SFAS 123, the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan as the exercise price equals or exceeds the market price of the underlying stock on the date of grant. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

                                               2000         1999          1998
-------------------------------------------------------------------------------
PRO FORMA NET INCOME                        $ 79,406     $ 80,974      $ 71,424
PRO FORMA EARNINGS PER SHARE:
   BASIC                                        1.86         1.87          1.64
   DILUTED                                      1.84         1.85          1.61
-------------------------------------------------------------------------------

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
                                                 2000        1999         1998
-------------------------------------------------------------------------------
EXPECTED DIVIDEND YIELD                           1.5%        1.5%         1.5%
EXPECTED STOCK PRICE VOLATILITY                  27.9%       22.2%        21.1%
RISK-FREE INTEREST RATE                           5.5%        6.2%         4.2%
EXPECTED LIFE OF OPTIONS                       6 YEARS     6 YEARS      6 YEARS
-------------------------------------------------------------------------------

The weighted average fair value for options granted during 2000, 1999, and 1998 is $10.83, $8.71, and $7.79 per share, respectively.

Stock option activity for the three years ended October 27, 2000 is summarized as follows:
                                                                      WEIGHTED
                                                                       AVERAGE
                                         SHARES         OPTIONS       EXERCISE
                                        RESERVED      OUTSTANDING      PRICE
-------------------------------------------------------------------------------
OCTOBER 31, 1997

   BALANCE                              1,066,730      1,281,711     $    19.79
   SHARES RESERVED                      1,000,000             --             --
   GRANTED                               (398,150)       398,150          31.34
   EXERCISED                                   --        (56,592)         17.10
   CANCELLED                               22,901        (22,901)         23.72
-------------------------------------------------------------------------------
OCTOBER 30, 1998

   BALANCE                              1,691,481      1,600,368     $    22.70
   SHARES RESERVED                      2,250,000             --             --
   GRANTED                               (706,500)       706,500          35.02
   EXERCISED                                   --        (50,007)         22.40
   CANCELLED                               28,466        (28,466)         32.24
-------------------------------------------------------------------------------
OCTOBER 29, 1999

   BALANCE                              3,263,447      2,228,395     $    26.49
   SHARES RESERVED                             --             --             --
   GRANTED                             (1,444,172)     1,444,172          33.32
   EXERCISED                                   --        (84,893)         22.86
   CANCELLED                               68,192        (68,192)         37.24
-------------------------------------------------------------------------------
OCTOBER 27, 2000                        1,887,467      3,519,482     $    29.47
-------------------------------------------------------------------------------

Options outstanding at October 27, 2000 had an average remaining contractual life of 7.48 years. Options exercisable of 1,911,232 at October 27, 2000, 939,257 at October 29, 1999, and 665,194 at October 30, 1998 had weighted average exercise prices of $23.20, $19.61, and $17.99 respectively. The exercise price for options outstanding as of October 27, 2000 range from $12.00 to $40.31, with 1,683,422 shares outstanding in the $12.00 - $25.00 range and 1,836,060 shares outstanding in the $25.00 - $40.31 range.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 9% of their compensation to the Plans. The Company contributes a minimum amount equal to one-half of the employee contributions up to 3% of employees' compensation, with the potential to match up to 6% based upon the financial performance of the Company. The Company's contributions were $3,314, $5,307, and $2,649, for 2000, 1999, and 1998, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993, the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant. For fiscal year 2000, participants under the Key Employee Bonus Plan elected to receive a stock option grant in lieu of restricted stock.

                                                     VALSPAR ANNUAL REPORT    19

NOTE 9  LEASING ARRANGEMENTS

The Company has operating lease commitments outstanding at October 27, 2000, for plant and warehouse equipment, office and warehouse space, and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

                                                         MINIMUM LEASE PAYMENTS
-------------------------------------------------------------------------------
2001                                                            $  6,187
2002                                                               5,495
2003                                                               2,980
2004                                                               1,071
2005                                                                 654
2006 AND BEYOND                                                    3,927
-------------------------------------------------------------------------------
                                                                $ 20,314
-------------------------------------------------------------------------------

Rent expense for operating leases was $6,426 in 2000, $6,338 in 1999 and $4,445 in 1998.

NOTE 10  PENSIONS & OTHER RETIREMENT BENEFITS

The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $10,657, $9,869, and $9,342 for 2000, 1999, and 1998 respectively.

The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.

The cost of the pension benefits is as follows:

                                 NET PERIODIC COST
                                              2000          1999          1998
-------------------------------------------------------------------------------
SERVICE COST                              $   1,184     $   1,158     $     961
INTEREST COST                                 2,328         2,016         2,049
EXPECTED RETURN ON PLAN ASSETS               (3,818)       (3,059)       (2,849)
AMORTIZATION OF TRANSITION ASSET                (91)          (92)          (93)
AMORTIZATION OF PRIOR
   SERVICE COST                                 343           367           360
RECOGNIZED ACTUARIAL  GAIN                     (405)         (292)         (313)
-------------------------------------------------------------------------------
NET-PERIODIC BENEFIT COST                      (459)           98           115
-------------------------------------------------------------------------------
SETTLEMENT GAIN                                (787)           --            --
NET-PERIODIC BENEFIT COST
   AFTER SETTLEMENT                       $  (1,246)    $      98     $     115
-------------------------------------------------------------------------------

The plans' funded status is shown below, along with a description of how the status changed during the past two years. The benefit obligation is the projected benefit obligation--the actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service rendered prior to that date.

                          CHANGE IN BENEFIT OBLIGATION
                                                          2000          1999
-------------------------------------------------------------------------------
BENEFIT OBLIGATION AT BEGINNING OF YEAR               $   35,628     $   30,669
SERVICE COST                                               1,185          1,149
INTEREST COST                                              2,328          2,005
PLAN PARTICIPANTS' CONTRIBUTIONS                             134            111
AMENDMENTS                                                   148             --
ACTUARIAL (GAIN)/LOSS                                      2,278          1,582
ACQUISITIONS                                                  --          1,873
BENEFITS PAID                                             (1,824)        (1,761)
SETTLEMENTS                                               (2,295)            --
-------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                     $   37,582     $   35,628
-------------------------------------------------------------------------------

                             CHANGE IN PLAN ASSETS
                                                          2000           1999
-------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS
   AT BEGINNING OF YEAR                               $   47,460     $   39,907
ACTUAL RETURN ON PLAN ASSETS                               6,759          6,802
EMPLOYER CONTRIBUTIONS                                     1,572            438
PLAN PARTICIPANTS' CONTRIBUTIONS                             134            111
BENEFIT PAYMENTS                                          (1,824)        (1,761)
ACQUISITIONS                                                  --          1,963
SETTLEMENTS                                               (2,295)            --
-------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR              $   51,806     $   47,460
-------------------------------------------------------------------------------

                                 FUNDED STATUS
                                                          2000           1999
-------------------------------------------------------------------------------
FUNDED STATUS AT END OF YEAR                          $   14,224     $   11,832
UNRECOGNIZED TRANSITION ASSET                               (871)          (923)
UNRECOGNIZED PRIOR SERVICE COST                            3,414          2,831
UNRECOGNIZED NET GAIN                                    (11,622)       (11,429)
-------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED IN STATEMENT
   OF FINANCIAL POSITION                              $    5,145     $    2,311
-------------------------------------------------------------------------------

The actuarial assumptions were as follows:

                                                      2000              1999
-------------------------------------------------------------------------------
DISCOUNT RATE                                      6.25%-7.5%       6.25%-7.25%
EXPECTED RETURN
   ON PLAN ASSETS                                   7.0%-9.0%        7.5%-8.0%
AVERAGE INCREASE
   IN COMPENSATION                                 3.75%-6.0%       3.75%-6.0%
-------------------------------------------------------------------------------

20    VALSPAR ANNUAL REPORT

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides post-retirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid. The Company's accrued post-retirement benefit liability recognized in the Company's balance sheet was $1,607 and $1,587 at October 27, 2000 and October 29, 1999, respectively. Net periodic post-retirement expense was $150, $95, and $103 in 2000, 1999 and 1998, respectively.

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% and 7.25% at October 27, 2000 and October 29, 1999, respectively. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 7.0% in 2000, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.

NOTE 11  SEGMENT INFORMATION

Based on the nature of the Company's products, technology, manufacturing processes, customers, regulatory environment, and internal management structure, and considering the aggregation criteria of SFAS 131, the Company operates its business in two reportable segments: Coatings and Coating Intermediates. The Company manufactures and distributes a broad portfolio of coatings products. The Architectural, Automotive and Specialty product line includes interior and exterior decorative paints and aerosols, automotive finish, automotive aftermarket, and high performance floor coatings. The Packaging product line includes coatings and inks for rigid packaging containers. The Industrial products are decorative and protective coatings for metal, wood, and plastic substrates. Coating Intermediates, primarily resins and colorants, are sold to the Company and to other coatings manufacturers.

There are certain business activities, referred to as Corporate in the following table, that do not constitute an operating segment. Included in Corporate are administrative expenses of the headquarters site, gains or losses on the sale of certain assets, and other income or expenses not directly related to an operating segment. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and income taxes (EBIT). Intersegment sales are recorded at selling prices which are below market prices. Segment EBIT includes realized profit on intersegment sales. Identifiable assets are those directly identified with each segment's operations. Corporate assets consist primarily of cash and cash equivalents, income tax assets, prepaid expenses, and headquarter's property, plant and equipment. The accounting polices of the reportable segments are the same as those described in Note 1 - Significant Accounting Policies. Net sales, EBIT, depreciation and amortization, identifiable assets, and capital expenditures by operating segment are as follows:

                                        2000            1999           1998
-------------------------------------------------------------------------------
NET SALES:
   COATINGS                         $ 1,385,765     $ 1,292,475     $ 1,074,416
   COATING INTERMEDIATES                150,139         145,725         126,843
-------------------------------------------------------------------------------
                                      1,535,904       1,438,200       1,201,259
INTERSEGMENT SALES                      (52,584)        (50,523)        (46,125)
-------------------------------------------------------------------------------
TOTAL NET SALES -
   EXTERNAL                         $ 1,483,320     $ 1,387,677     $ 1,155,134
-------------------------------------------------------------------------------
EBIT:
   COATINGS                         $   172,578     $   162,770     $   139,016
   COATING INTERMEDIATES                 16,083          17,024          13,568
-------------------------------------------------------------------------------
                                        188,661         179,794         152,584
   CORPORATE                            (24,926)        (25,619)        (23,089)
-------------------------------------------------------------------------------
TOTAL EBIT                          $   163,735     $   154,175     $   129,495
-------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION:
   COATINGS                         $    35,780     $    30,981     $    19,555
   COATING INTERMEDIATES                  3,892           3,419           2,900
   CORPORATE                              5,566           5,400           8,287
-------------------------------------------------------------------------------
TOTAL DEPRECIATION
   AND AMORTIZATION                 $    45,238     $    39,800     $    30,742
-------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
   COATINGS                         $   931,808     $   935,941     $   645,631
   COATING INTERMEDIATES                 84,334          87,916          58,808
   CORPORATE                            108,888          86,863          97,241
-------------------------------------------------------------------------------
TOTAL ASSETS                        $ 1,125,030     $ 1,110,720     $   801,680
-------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   COATINGS                         $    20,050     $    19,727     $    26,952
   COATING INTERMEDIATES                  5,539           3,694           9,063
   CORPORATE                              6,836           7,979           6,818
-------------------------------------------------------------------------------
TOTAL CAPITAL
   EXPENDITURES                     $    32,425     $    31,400     $    42,833
-------------------------------------------------------------------------------

Net sales by product line within the Coatings Segment are as follows:

                                        2000            1999            1998
-------------------------------------------------------------------------------
ARCHITECTURAL,
   AUTOMOTIVE
   AND SPECIALTY                    $   505,087     $   510,960     $   482,295
PACKAGING                               508,536         452,846         319,653
INDUSTRIAL                              372,142         328,669         272,468
-------------------------------------------------------------------------------
                                    $ 1,385,765     $ 1,292,475     $ 1,074,416
-------------------------------------------------------------------------------

                                                     VALSPAR ANNUAL REPORT    21

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

                                          2000           1999          1998
-------------------------------------------------------------------------------
NET SALES - EXTERNAL:
  UNITED STATES                       $ 1,137,219    $ 1,116,347    $ 1,021,449
  OUTSIDE U.S.                            346,101        271,330        133,685
-------------------------------------------------------------------------------
TOTAL NET SALES -
  EXTERNAL                            $ 1,483,320    $ 1,387,677    $ 1,155,134
-------------------------------------------------------------------------------


                                            2000          1999          1998
-------------------------------------------------------------------------------
LONG-LIVED ASSETS:
  UNITED STATES                          $  343,813    $  339,760    $  264,478
  OUTSIDE U.S.                              163,682       191,041        61,876
-------------------------------------------------------------------------------
TOTAL LONG-LIVED ASSETS                  $  507,495    $  530,801    $  326,354
-------------------------------------------------------------------------------

NOTE 12  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 27, 2000 and October 29, 1999:

                                                                        NET
                                                                      INCOME
                               NET          GROSS          NET       PER SHARE
                              SALES        MARGIN        INCOME       DILUTED
-------------------------------------------------------------------------------
2000 QUARTER
   ENDED:
   JANUARY 28              $  323,671    $   92,441    $   11,455    $     0.26
   APRIL 28                   392,780       120,025        25,371          0.59
   JULY 28                    385,070       117,292        25,466          0.59
   OCTOBER 27                 381,799       114,295        24,174          0.56
-------------------------------------------------------------------------------
                           $1,483,320    $  444,053    $   86,466    $     2.00
-------------------------------------------------------------------------------
1999 QUARTER
   ENDED:
   JANUARY 30              $  265,810    $   75,339    $    9,716    $     0.22
   APRIL 30                   356,702       111,968        22,444          0.51
   JULY 30                    398,076       120,621        25,834          0.59
   OCTOBER 29                 367,089       119,354        24,148          0.55
-------------------------------------------------------------------------------
                           $1,387,677    $  427,282    $   82,142    $     1.87
-------------------------------------------------------------------------------

NOTE 13  RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, will be effective for the Company's fiscal year 2001, which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The standard will not have a material effect on its financial statements.

NOTE 14  SUBSEQUENT EVENTS

In June, 2000, the Company along with Lilly Industries, Inc. announced that their respective boards of directors had approved a definitive merger agreement under which the Company agreed to acquire all outstanding shares of Lilly Industries common stock for $31.75 per share in cash. Lilly Industries shareholders approved the merger on September 27, 2000. The U.S. Federal Trade Commission (FTC) approved the proposed merger in December, 2000 and the merger was completed on December 20, 2000. As a condition to receiving FTC approval, the Company agreed to divest of its existing mirror coatings business, a non-strategic product line with sales of approximately $12 million.

Lilly Industries is one of the five largest industrial coatings and specialty chemicals manufacturers in North America with reported sales of $656.2 million for the year ended November, 1999, and $508.6 million for the first nine months of fiscal year 2000. Lilly Industries formulates, manufactures and markets industrial coatings and specialty chemicals to original equipment manufacturers for products such as home and office furniture, cabinets, appliances, building products, transportation, agricultural, and construction equipment.

Lilly Industries employs approximately 2,400 people with plants and sales offices in the United States, Australia, Canada, China, Germany, Ireland, Malaysia, Mexico, Singapore, Taiwan, and the United Kingdom.

22    VALSPAR ANNUAL REPORT