Form 10-K, Exhibit 13
period 2002-10-25
VALSPAR CORP
filed 2003-01-23
CIK 102741

EXHIBIT 13


ELEVEN-YEAR FINANCIAL SUMMARY

                    (Dollars in thousands, except per share amounts)
========================================================================================================================
                    FISCAL YEARS                                             2002            2001              2000
OPERATING RESULTS   Net Sales                                            $ 2,126,853     $ 1,920,970       $ 1,483,320
                    Cost and Expenses
                       Cost of Sales                                       1,430,184       1,346,934         1,039,267
                       Operating Expense                                     447,064         391,184           281,318
                    Restructuring Charge                                          --          21,930            (1,200)
                    ----------------------------------------------------------------------------------------------------
                    Income from Operations                                   249,605         160,922           163,935
                    Other (Income) Expense - Net                               2,346          (2,787)              200
                    Interest Expense                                          48,711          72,559            21,989
                    ----------------------------------------------------------------------------------------------------
                    Income Before Income Taxes                               198,548          91,150           141,746
                    Net Income                                               120,121          51,500            86,466
                    Net Income as a Percent of Sales                             5.6%            2.7%              5.8%
                    Return on Average Equity                                    17.3%           13.5%*            20.6%*
                    Per Common Share:
                       Net Income - Basic                                $      2.41     $      1.12       $      2.02
                       Net Income - Diluted                                     2.34            1.10              2.00
                       Dividends Paid                                           0.56            0.54              0.52
                       Stockholders' Equity                                    14.71           13.23             10.30
========================================================================================================================
FINANCIAL POSITION  Total Assets                                         $ 2,419,552     $ 2,226,070       $ 1,125,030
                    Working Capital at Year-End                              197,893         216,589           199,576
                    Property, Plant and Equipment, Net                       402,475         411,179           298,747
                    Long-Term Debt, Excluding Current Portion                885,819       1,005,731           300,300
                    Stockholders' Equity                                     737,253         654,565           437,571
========================================================================================================================
OTHER STATISTICS    Property, Plant and Equipment Expenditures           $    44,698     $    36,200       $    32,425
                    Depreciation and Amortization Expense                     51,143          73,050            45,238
                    Research and Development Expense                          65,924          58,105            46,353
                    Total Cash Dividends                                 $    27,962     $    24,856       $    22,185
                    Average Diluted Common Shares Outstanding (000's)         51,370          46,658            43,196
                    Number of Stockholders                                     1,642           1,702             1,728
                    Number of Employees at Year-End                            7,058           6,750             4,685
                    Market Price Range - Common Stock: High              $     49.91     $     37.80       $     43.31
                                                        Low                    33.21           24.45             19.75
========================================================================================================================

Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. Per share data has been adjusted to reflect 2-for-1 stock splits effective in March 1992 and March 1997. The number of stockholders is based on recordholders at year-end.

* Excludes impact of restructuring and non-recurring charges in 1999, 2000 and 2001.


STOCK INFORMATION       Stock Traded on the New York Stock Exchange

         FOR THE FISCAL YEAR                            2002           2001
================================================================================
Closing Market Price (high/low):   First Quarter    41.90-33.21    33.60-24.45
                                   Second Quarter   47.45-39.91    33.78-26.48
                                   Third Quarter    49.91-35.55    36.91-30.15
                                   Fourth Quarter   42.15-36.39    37.80-29.90
================================================================================


VALSPAR ANNUAL REPORT 2002             6

[WIDE TABLE CONTINUED FROM LAST PAGE]

                    (Dollars in thousands, except per share amounts)
=========================================================================================================================
                    FISCAL YEARS                                             1999              1998             1997
OPERATING RESULTS   Net Sales                                            $ 1,387,677       $ 1,155,134      $ 1,017,271
                    Cost and Expenses
                       Cost of Sales                                         960,395           803,240          698,474
                       Operating Expense                                     273,925           230,152          206,834
                    Restructuring Charge                                       8,346                --               --
                    -----------------------------------------------------------------------------------------------------
                    Income from Operations                                   145,011           121,742          111,963
                    Other (Income) Expense - Net                              (9,164)           (7,753)          (2,508)
                    Interest Expense                                          19,089            10,707            5,294
                    -----------------------------------------------------------------------------------------------------
                    Income Before Income Taxes                               135,086           118,788          109,177
                    Net Income                                                82,142            72,130           65,877
                    Net Income as a Percent of Sales                             5.9%              6.2%             6.5%
                    Return on Average Equity                                    23.8%*            22.7%            24.0%
                    Per Common Share:
                       Net Income - Basic                                $      1.90       $      1.66      $      1.51
                       Net Income - Diluted                                     1.87              1.63             1.49
                       Dividends Paid                                           0.46              0.42             0.36
                       Stockholders' Equity                                     9.16              7.84             6.76
=========================================================================================================================
FINANCIAL POSITION  Total Assets                                         $ 1,110,720       $   801,680      $   615,470
                    Working Capital at Year-End                              140,216           158,085           97,427
                    Property, Plant and Equipment, Net                       312,133           233,482          185,748
                    Long-Term Debt, Excluding Current Portion                298,874           164,768           35,844
                    Stockholders' Equity                                     393,756           340,188          295,065
=========================================================================================================================
OTHER STATISTICS    Property, Plant and Equipment Expenditures           $    31,400       $    42,833      $    48,131
                    Depreciation and Amortization Expense                     39,800            30,742           25,771
                    Research and Development Expense                          44,091            39,555           39,099
                    Total Cash Dividends                                 $    19,785       $    18,575      $    15,741
                    Average Diluted Common Shares Outstanding (000's)         43,836            44,320           44,233
                    Number of Stockholders                                     1,818             1,815            1,830
                    Number of Employees at Year-End                            4,482             3,833            3,205
                    Market Price Range - Common Stock: High              $     39.69       $     42.13      $     32.94
                                                        Low                    28.00             25.75            24.00
========================================================================================================================


[WIDE TABLE CONTINUED FROM ABOVE]

                    (Dollars in thousands, except per share amounts)
========================================================================================================================
                    FISCAL YEARS                                             1996             1995             1994
OPERATING RESULTS   Net Sales                                            $   859,799      $   790,175      $   795,275
                    Cost and Expenses
                       Cost of Sales                                         594,935          561,170          569,063
                       Operating Expense                                     169,873          146,344          146,683
                    Restructuring Charge                                          --               --               --
                    ----------------------------------------------------------------------------------------------------
                    Income from Operations                                    94,991           82,661           79,529
                    Other (Income) Expense - Net                              (1,081)            (763)             631
                    Interest Expense                                           3,029            4,216            2,504
                    ----------------------------------------------------------------------------------------------------
                    Income Before Income Taxes                                93,043           79,208           76,394
                    Net Income                                                55,893           47,520           45,799
                    Net Income as a Percent of Sales                             6.5%             6.0%             5.8%
                    Return on Average Equity                                    24.0%            24.4%            24.4%
                    Per Common Share:
                       Net Income - Basic                                $      1.28      $      1.09      $      1.04
                       Net Income - Diluted                                     1.26             1.08             1.04
                       Dividends Paid                                           0.33             0.30             0.26
                       Stockholders' Equity                                     5.78             4.83             3.99
========================================================================================================================
FINANCIAL POSITION  Total Assets                                         $   486,440      $   398,199      $   367,608
                    Working Capital at Year-End                               96,130           90,995           87,887
                    Property, Plant and Equipment, Net                       153,819          130,404          107,956
                    Long-Term Debt, Excluding Current Portion                 31,948           21,658           35,343
                    Stockholders' Equity                                     253,703          212,115          176,712
========================================================================================================================
OTHER STATISTICS    Property, Plant and Equipment Expenditures           $    25,376      $    38,982      $    31,817
                    Depreciation and Amortization Expense                     22,262           20,318           19,134
                    Research and Development Expense                          32,616           27,746           27,430
                    Total Cash Dividends                                 $    14,575      $    13,121      $    11,252
                    Average Diluted Common Shares Outstanding (000's)         44,403           44,183           44,326
                    Number of Stockholders                                     1,783            1,864            1,902
                    Number of Employees at Year-End                            2,855            2,542            2,585
                    Market Price Range - Common Stock: High              $     25.50      $     20.94      $     22.88
                                                        Low                    19.13            15.25            16.38
========================================================================================================================


[WIDE TABLE CONTINUED FROM ABOVE]

                    (Dollars in thousands, except per share amounts)
====================================================================================================
                    FISCAL YEARS                                             1993            1992
OPERATING RESULTS   Net Sales                                            $   700,897     $   683,485
                    Cost and Expenses
                       Cost of Sales                                         501,135         492,092
                       Operating Expense                                     129,997         131,232
                    Restructuring Charge                                          --              --
                    --------------------------------------------------------------------------------
                    Income from Operations                                    69,765          60,161
                    Other (Income) Expense - Net                               2,036             360
                    Interest Expense                                           1,645           2,932
                    --------------------------------------------------------------------------------
                    Income Before Income Taxes                                66,084          56,869
                    Net Income                                                40,156          34,418
                    Net Income as a Percent of Sales                             5.7%            5.0%
                    Return on Average Equity                                    21.8%           21.7%
                    Per Common Share:
                       Net Income - Basic                                $      0.92     $      0.79
                       Net Income - Diluted                                     0.91            0.79
                       Dividends Paid                                           0.22            0.18
                       Stockholders' Equity                                     4.51            3.92
====================================================================================================
FINANCIAL POSITION  Total Assets                                         $   340,479     $   321,618
                    Working Capital at Year-End                               85,741          57,500
                    Property, Plant and Equipment, Net                       103,916         101,005
                    Long-Term Debt, Excluding Current Portion                  7,890          10,684
                    Stockholders' Equity                                     198,826         169,377
====================================================================================================
OTHER STATISTICS    Property, Plant and Equipment Expenditures           $    17,213     $    19,581
                    Depreciation and Amortization Expense                     20,648          19,793
                    Research and Development Expense                          24,955          24,802
                    Total Cash Dividends                                 $     9,471     $     7,843
                    Average Diluted Common Shares Outstanding (000's)         44,062          43,946
                    Number of Stockholders                                     1,866           1,863
                    Number of Employees at Year-End                            2,577           2,482
                    Market Price Range - Common Stock: High              $     20.75     $     18.19
                                                        Low                    15.19           11.28
====================================================================================================

DIVIDENDS

         FOR THE FISCAL YEAR                            2002           2001
================================================================================
Per Share Dividends:               First Quarter    $   0.14     $  0.135
                                   Second Quarter       0.14        0.135
                                   Third Quarter        0.14        0.135
                                   Fourth Quarter       0.14        0.135
================================================================================
                                                    $   0.56     $   0.54


                                       7              VALSPAR ANNUAL REPORT 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The following discussion of financial condition and results of operations is affected by the acquisition and divestiture activity during the reporting period:

o 2002 - Effective March 2002, the Company purchased from its joint venture partner the remaining 20% interest in Dyflex B.V., a resin manufacturer in the Netherlands. In December 2001, the Valspar Renner joint venture acquired a plant from Renner Herrmann, S.A. (a Brazilian company), and in January 2002, the Company acquired the remaining 50% interest in the Valspar Renner joint venture. Effective November 30, 2001, the Company acquired the coil, spray-applied door, and rigid packaging coatings businesses of Technical Coatings Company, a subsidiary of Benjamin Moore & Co.

o 2001 - In December 2000, the Company acquired Lilly Industries, Inc., the Company's largest acquisition to date. Total consideration paid was approximately $1,036 million, including the assumption of debt of approximately $218 million. The Company completed the sale of its existing Mirror Coatings business as a condition of regulatory approval for the Lilly Industries acquisition. In July 2001, the Company acquired the Packaging Coatings business of Coates Brothers in Singapore, Malaysia, Indonesia and Thailand. In November 2000, the Company acquired the 49% interest in The Valspar (Mexico) Corporation, S.A. de C.V. held by its joint venture partner.

o 2000 - In October 2000, the Company combined its two joint ventures in South Africa so that the Company now has a majority position in a joint venture with Plascon (Pty) Limited for a combined Packaging Coatings business in South Africa.

The acquisitions were accounted for as purchases and are discussed in detail in
Note 2 to the Consolidated Financial Statements.


OPERATIONS 2002 VS. 2001

Net sales increased 10.7% to $2,126,853,000 in 2002 from $1,920,970,000 in 2001.
Excluding the impact of acquisitions and divestitures during the year, net sales increased approximately 5%, primarily driven by volume increases in the Architectural, Automotive, and Specialty (AAS) Coatings and Packaging Coatings product lines.

The gross profit margin increased to 32.8% in 2002 from 29.9% in 2001. Excluding the impact of $17,370,000 of inventory write-down charges related to the September 2001 restructuring plan, the 2001 gross profit margin was 30.8%. The higher margin in 2002 was attributable to lower raw material costs and continued benefits from manufacturing integration.

Operating expenses (research and development, selling and administrative, excluding $21,930,000 of restructuring in 2001) increased 14.3% to $447,064,000 (21.0% of net sales) in 2002 compared to $391,184,000 (20.4% of net sales) in 2001. Operating expenses as a percentage of net sales for 2002 increased 1.9 percentage points over 2001 after adjusting 2001 for the benefit of early adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which decreased 2001 operating expenses by $25,080,000. See Note 8 to the Consolidated Financial Statements for detail of Statement 142. This increase in operating expenses was primarily attributable to variable incentive compensation, increased bad debt accruals and the investment in Far East infrastructure for growth in the Industrial Coatings product line.

Other (income)/expense increased to $2,346,000 in 2002 from ($2,787,000) in 2001. The 2002 expense was primarily driven by foreign exchange losses.

The 2001 income was driven by the gains on the divestiture of the Company's Mirror Coatings business and sale of certain assets.

Interest expense decreased to $48,711,000 in 2002 from $72,559,000 in 2001 due to lower debt levels and reduced interest rates as compared to the previous year. In April 2002, the Company completed the issuance of $350 million five-year bonds at a 6% coupon rate. Net proceeds were used to reduce floating rate bank borrowings.

The effective tax rate decreased from 43.5% to 39.5% resulting from the reduction of non-deductible goodwill amortization following the adoption of Statement 142.

Net income for the full year was $120,121,000 or $2.34 per diluted share. On a comparable year over year basis (adjusted for adoption of Statement 142, excluding restructuring and higher shares outstanding due to the April 2001 equity offering), diluted earnings per share increased 25%.


OPERATIONS 2001 VS. 2000

Net sales increased 29.5% to $1,920,970,000 in 2001 from $1,483,320,000 in 2000.
Excluding the impact of acquisitions and divestitures during the year, sales decreased approximately 1%, primarily driven by volume decreases in the Industrial Coatings product line offset by increased volume in the AAS product line.

The gross profit margin remained constant at 29.9% in 2001 and 2000. Included in cost of sales are charges of $17,370,000 incurred to account for the write-down of inventory resulting from new account capture and other assets related to the $39,300,000 in aggregate pre-tax charges from a restructuring plan announced in September 2001. Excluding the impact of the write-down, the gross profit margin increased to 30.8% in 2001 due to successful raw material price reductions with added Lilly volume.

Operating expenses (research and development, selling and administrative, excluding the impact of restructuring) increased 39.1% to $391,184,000 (20.4% of net sales) in 2001 compared to $281,318,000 (19.0% of net sales) in 2000. Excluding the impact of acquisitions and divestitures, operating expenses remained constant. As part of the restructuring plan in the fourth quarter of 2001, the Company recorded a $21,930,000 restructuring charge to eliminate redundant facilities and functions resulting from the Lilly acquisition in order to accelerate performance improvement. See Note 3 to the Consolidated Financial Statements for detail of the restructuring.

Other (income)/expense increased to ($2,787,000) in 2001 from $200,000 in 2000. The 2001 income was driven by the gains on the divestiture of the Company's Mirror Coatings business and sale of certain assets.

Interest expense increased to $72,559,000 in 2001 from $21,989,000 in 2000 due to higher debt levels resulting from the Lilly acquisition.

Net income for the full year was $51,500,000 or $1.10 per diluted share. Excluding the impact of restructuring and other non-recurring charges, net income for the full year was $73,704,000 or $1.58 per diluted share. A weak economy, rising raw material prices and significantly higher interest and amortization expense negatively impacted the Company's financial performance in 2001. However, demand in the AAS Coatings product line remained strong and Packaging Coatings sales were stable.


VALSPAR ANNUAL REPORT 2002             8

FINANCIAL CONDITION

Cash provided by operating activities was $215,242,000 in 2002 compared with $197,609,000 in 2001 and $93,338,000 in 2000. The cash provided by operating activities and current cash balances was used to fund $44,698,000 in capital expenditures, $27,962,000 in dividend payments, $22,870,000 in acquisition investments and $136,155,000 in reduction in debt. The reduction in debt was offset by $14,736,000 due to non-cash items.

Accounts receivable increased $19,941,000 due to increased sales primarily in the AAS product line. Inventories and other assets increased $21,658,000 due to the increase in sales volume, a higher level of merchandising aids to support continued growth in the AAS product line, and a higher level of prepaid underwriting expenses resulting from the issuance of senior notes in April 2002. Accounts payable and accrued liabilities increased $68,052,000, primarily due to additional variable incentive compensation accruals and timing of accounts payable and interest payments.

Capital expenditures for property, plant and equipment were $44,698,000 in 2002, compared with $36,200,000 in 2001 and $32,425,000 in 2000. The Company
anticipates capital spending in fiscal 2003 to be approximately $50,000,000.

The ratio of total debt to capital decreased to 55.7% at the end of 2002 compared to 61.6% in 2001. Average debt outstanding during 2002 was $1,008,522,000 at a weighted average interest rate of 4.83% versus $1,118,086,000 at 6.49% last year, decreasing the current year's interest expense to $48,711,000 from $72,559,000 in the prior year.

Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the multi-currency credit facilities, senior notes, industrial bonds, capital lease obligations and rent payments under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes the Company's fixed cash obligations as of October 25, 2002 for the fiscal years ending in October:

                                                                                                       2008 and
(Dollars in thousands)                     2003         2004         2005         2006         2007   Thereafter        Total
-----------------------------------------------------------------------------------------------------------------------------
Notes to Banks                               --           --      417,945           --           --        2,579      420,524
Senior Notes                                 --           --           --           --      350,000      100,000      450,000
Industrial Development Bonds                166          176          182          163          169       14,031       14,887
Capital Leases                              382          398           --           --           --          176          956
Operating Leases                         15,253       12,644        7,475        1,478        1,063        1,953       39,866
-----------------------------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations       15,801       13,218      425,602        1,641      351,232      118,739      926,233
=============================================================================================================================

At October 25, 2002, the Company had unused lines of credit available from banks of $643,983,000.

Common stock dividends of $27,962,000 in 2002 represented a 12% increase over 2001. The annual dividend was increased to $0.56 per share from $0.54 per share in 2001 with the payment at 54% of the prior year earnings. Excluding the impact of restructuring, the payout was 38% of the prior year earnings, slightly above the Company's target payout rate of approximately 25%.

The Company has continuing authorization to purchase shares of its common stock for treasury at management's discretion for general corporate purposes. There were no purchases in 2002 or 2001. Purchases under this program were 661,000 shares in 2000.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company's management reviews each individual site, considering the number of parties involved, the level of potential liability or contribution of the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates the remediation or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

The Company accrues appropriate reserves for potential environmental liabilities, which are continually reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of the Company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

The Company, along with other companies, is a defendant in several legal proceedings and claims brought against companies who are alleged to have manufactured and sold paint containing lead pigment. The Company believes that the litigation is without merit and is vigorously defending these matters. It is possible that additional lawsuits or claims could be brought against the Company. At this time, management cannot estimate the scope or amount of potential costs or liabilities relating to these matters. However, based on the outcome of such matters to date, and other factors, management does not believe that the costs and liabilities of such matters will have a material adverse effect on the Company's financial condition or results of operations.


CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of the financial statements. The Company regularly reviews its estimates and assumptions, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions, estimates or conditions.


                                       9              VALSPAR ANNUAL REPORT 2002

The Company believes the following critical accounting policies are affected by significant judgments and estimates used in the preparation of its consolidated financial statements:

REVENUE RECOGNITION

Other than long-term warranty programs, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in sales as the products are sold. For long-term warranty programs, revenue is recognized in accordance with GAAP under the deferral method. Under this method revenue is recognized based on the ratio of costs incurred, which includes direct program costs and claims expense, to estimated total costs at program completion. This method is based on historical claim data determined on an actuarial basis. Adjustments in estimated costs are reflected in earnings in the current period. Anticipated losses on programs in progress are charged to earnings when identified.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company estimates the allowance for doubtful accounts by analyzing accounts receivable by age and applying the historical write-off over the past five year period. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

SUPPLIER AND CUSTOMER REBATES

The Company records supplier and customer rebates as a component of cost of goods sold or a reduction to revenue, respectively, as they are earned, in accordance with the underlying agreement.

VALUATION OF LONG-LIVED, INTANGIBLE ASSETS AND GOODWILL

The Company records the excess of purchase price over the fair value of net tangible assets of acquired companies as goodwill or other intangible assets. Effective October 27, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 also requires that companies test goodwill and assets with indefinite lives for impairment annually, and an impairment charge is recognized only when the calculated fair value of a reporting unit is less than its carrying amount.

The Company periodically reviews its long-lived assets and finite lived intangible assets for impairment and assesses whether significant events, changes in business circumstances or economic trends indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future cash flows expected to result from use of the asset and its eventual disposal.

CONTINGENT LIABILITIES

The Company is subject to environmental remediation, pending litigation and asserted claims with respect to matters arising in the ordinary course of business. Liabilities and costs associated with these matters require estimates of future costs and judgments based on the professional knowledge and experience of management and its legal counsel. When estimates of the Company's exposure can be reasonably estimated and are probable in outcome, amounts are recorded as charges to earnings. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments.

PENSION OBLIGATIONS

The Company sponsors several defined benefit plans for certain hourly, salaried and foreign employees. The Company accounts for its defined benefit pension plans in accordance with GAAP, which requires the amount recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, and discount rates. A change in these assumptions could cause actual results to differ from those reported.

WORKERS' COMPENSATION AND GENERAL PRODUCT LIABILITY

The Company is insured for workers' compensation, general liability, property, and automotive liability losses subject to per occurrence deductibles and aggregate annual liability limitations. The Company is self-insured for health care claims for eligible participating employees. The liability for claims incurred but not reported is determined on an actuarial basis.

ACCOUNTING FOR INCOME TAXES

The Company uses judgment in determining the provision for income taxes and deferred tax assets and liabilities. This process involves estimating actual current tax exposure in each of the Company's legal entities along with assessing temporary differences resulting from differing treatment of items for tax and book accounting purposes. The Company considers the likelihood that the deferred tax assets would not be recoverable from future taxable income and would record a valuation allowance in any period in which such a determination is made.


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

The Company is also subject to interest rate risk. At October 25, 2002, approximately 40% of the Company's total debt consisted of floating rate debt after taking into account interest rate swaps entered into during the second quarter of 2002. If interest rates were to increase 10% from the rates in effect on October 25, 2002, assuming no change in debt balances, the additional interest expense would be approximately $1.5 million higher on a pre-tax basis during 2003.


FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking" statements. These forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; risks related to any future significant acquistions, including risks of adverse changes in the results of acquired businesses, risks of disruptions in business resulting from the integration process and higher interest costs resulting from further borrowing for any such acquisitions; our reliance on the efforts of vendors, government agencies, utilities, and other third parties to achieve adequate compliance and avoid disruption of our business; changes in the Company's relationships with customers and suppliers; unusual weather conditions that might adversely affect sales; changes in raw materials pricing and availability; changes in governmental regulation, including more stringent environmental, health, and safety regulations; the nature, cost, and outcome of pending and future litigation and other legal proceedings; the outbreak of war and other significant national and international events; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.


VALSPAR ANNUAL REPORT 2002             10

                          CONSOLIDATED BALANCE SHEETS

                (Dollars in thousands, except per share amounts)

                                                                                             OCTOBER 25,   OCTOBER 26,
                                                                                                2002           2001
----------------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------------
Current Assets                           Cash and cash equivalents                          $    22,715    $    20,139
                                         -----------------------------------------------------------------------------
                                         Accounts and notes receivable, less
                                         allowances for doubtful accounts
                                         (2002 - $17,013; 2001 - $10,212)                       368,134        341,383
                                         -----------------------------------------------------------------------------
                                         Inventories                                            200,645        185,565
                                         -----------------------------------------------------------------------------
                                         Deferred income taxes                                   30,498         40,547
                                         -----------------------------------------------------------------------------
                                         Prepaid expenses and other accounts                     79,796         73,860
                                         =============================================================================
                                         Total Current Assets                                   701,788        661,494
                                         -----------------------------------------------------------------------------
Goodwill, net                                                                                   938,759      1,056,628
                                         -----------------------------------------------------------------------------
Intangibles, net                                                                                293,208         30,212
                                         -----------------------------------------------------------------------------
Other Assets                                                                                     68,333         66,557
                                         -----------------------------------------------------------------------------
Long-Term Deferred Income Tax                                                                    14,989             --
                                         -----------------------------------------------------------------------------
Property, Plant and Equipment            Land                                                    33,690         35,905
                                         -----------------------------------------------------------------------------
                                         Buildings                                              209,113        144,158
                                         -----------------------------------------------------------------------------
                                         Machinery and equipment                                409,361        520,935
                                         =============================================================================
                                                                                                652,164        700,998
                                         -----------------------------------------------------------------------------
                                         Less accumulated depreciation                          249,689        289,819
                                         =============================================================================
                                         Net Property, Plant and Equipment                      402,475        411,179
                                         =============================================================================
                                         Total Assets                                       $ 2,419,552    $ 2,226,070
======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                      Notes payable to banks                             $    40,031    $    41,600
                                         -----------------------------------------------------------------------------
                                         Trade accounts payable                                 197,047        174,844
                                         -----------------------------------------------------------------------------
                                         Income taxes                                            20,998         23,328
                                         -----------------------------------------------------------------------------
                                         Accrued liabilities                                    245,271        204,647
                                         -----------------------------------------------------------------------------
                                         Current portion of long-term debt                          548            486
                                         -----------------------------------------------------------------------------
                                         Total Current Liabilities                              503,895        444,905
                                         -----------------------------------------------------------------------------
Long-Term Debt, net of Current Portion                                                          885,819      1,005,731
                                         -----------------------------------------------------------------------------
Deferred Income Taxes                                                                           180,592         60,012
                                         -----------------------------------------------------------------------------
Deferred Liabilities                                                                            111,993         60,857
                                         -----------------------------------------------------------------------------
                                         Total Liabilities                                    1,682,299      1,571,505
                                         -----------------------------------------------------------------------------
Stockholders' Equity                     Common Stock (par value $.50 per share;
                                         shares authorized 120,000,000; shares issued,
                                         including shares in treasury, 60,221,312)               30,110         30,110
                                         -----------------------------------------------------------------------------
                                         Additional paid-in capital                             230,163        216,756
                                         -----------------------------------------------------------------------------
                                         Retained earnings                                      614,964        522,805
                                         -----------------------------------------------------------------------------
                                         Other                                                  (29,919)        (1,551)
                                         =============================================================================
                                                                                                845,318        768,120
                                         Less cost of common stock in treasury
                                         (2002 - 10,117,299 shares;
                                         2001 - 10,739,685 shares)                              108,065        113,555
                                         =============================================================================
                                         Total Stockholders' Equity                             737,253        654,565
                                         =============================================================================
                                         Total Liabilities and Stockholders' Equity         $ 2,419,552    $ 2,226,070
======================================================================================================================

See Notes to Consolidated Financial Statements


                                      11              VALSPAR ANNUAL REPORT 2002

                       CONSOLIDATED STATEMENTS OF INCOME

                (Dollars in thousands, except per share amounts)

                                            OCTOBER 25,     OCTOBER 26,       OCTOBER 27,
FOR THE YEAR ENDED                             2002             2001              2000
-----------------------------------------------------------------------------------------
NET SALES                                  $ 2,126,853      $ 1,920,970       $ 1,483,320
-----------------------------------------------------------------------------------------
COST AND EXPENSES:
-----------------------------------------------------------------------------------------
   Cost of sales                             1,430,184        1,346,934         1,039,267
-----------------------------------------------------------------------------------------
   Research and development                     65,924           58,105            46,353
-----------------------------------------------------------------------------------------
   Selling and administrative                  376,277          303,796           224,290
-----------------------------------------------------------------------------------------
   Amortization expense                          4,863           29,283            10,675
-----------------------------------------------------------------------------------------
   Restructuring                                    --           21,930            (1,200)
-----------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                         249,605          160,922           163,935
-----------------------------------------------------------------------------------------
   Other Expense/(Income), net                   2,346           (2,787)              200
-----------------------------------------------------------------------------------------
   Interest expense                             48,711           72,559            21,989
-----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                     198,548           91,150           141,746
-----------------------------------------------------------------------------------------
   Income taxes                                 78,427           39,650            55,280
-----------------------------------------------------------------------------------------
NET INCOME                                 $   120,121      $    51,500       $    86,466
-----------------------------------------------------------------------------------------
Net Income Per Common Share - Basic        $      2.41      $      1.12       $      2.02
-----------------------------------------------------------------------------------------
Net Income Per Common Share - Diluted      $      2.34      $      1.10       $      2.00
-----------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements


VALSPAR ANNUAL REPORT 2002             12

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                (Dollars in thousands, except per share amounts)

                                             COMMON STOCK             ADDITIONAL
                                      --------------------------        PAID-IN         RETAINED                          TREASURY
                                        SHARES          AMOUNT          CAPITAL         EARNINGS           OTHER            STOCK
------------------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 29, 1999              53,321,312      $   26,660      $   28,896       $  429,397       $    1,997       $   93,194
------------------------------------------------------------------------------------------------------------------------------------
Common stock options
exercised for 84,893 shares                   --              --           1,101               --               --             (840)
------------------------------------------------------------------------------------------------------------------------------------
Purchase of 661,000 shares of
common stock for treasury                     --              --              --               --               --           21,124
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
------------------------------------------------------------------------------------------------------------------------------------
    Net income                                --              --              --           86,466               --               --
------------------------------------------------------------------------------------------------------------------------------------
    Foreign currency translation              --              --              --               --           (1,306)              --
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --              --              --           86,466           (1,306)              --
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends on common stock
- $.52 per share                              --              --              --          (22,185)              --               --
------------------------------------------------------------------------------------------------------------------------------------
Other                                         --              --           4,270           (2,818)            (997)             432
------------------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 27, 2000              53,321,312      $   26,660      $   34,267       $  490,860       $     (306)      $  113,910
------------------------------------------------------------------------------------------------------------------------------------
Common stock options
exercised of 141,578 shares                   --              --             918               --               --           (1,225)
------------------------------------------------------------------------------------------------------------------------------------
Common stock issuance and
sale of 6,900,000 shares               6,900,000           3,450         181,239               --               --               --
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
------------------------------------------------------------------------------------------------------------------------------------
    Net income                                --              --              --           51,500               --               --
------------------------------------------------------------------------------------------------------------------------------------
    Foreign currency translation              --              --              --               --           (1,245)              --
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --              --              --           51,500           (1,245)              --
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends on common
stock - $.54 per share                        --              --              --          (24,856)              --               --
------------------------------------------------------------------------------------------------------------------------------------
Other                                         --              --             332            5,301               --              870
------------------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 26, 2001              60,221,312      $   30,110      $  216,756       $  522,805       $   (1,551)      $  113,555
------------------------------------------------------------------------------------------------------------------------------------
Common stock options
exercised for 414,015 shares                  --              --           6,395               --               --           (4,398)
------------------------------------------------------------------------------------------------------------------------------------
Restricted stock granted
for 246,188 shares                            --              --           7,227               --               --           (2,672)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
------------------------------------------------------------------------------------------------------------------------------------
    Net income                                --              --              --          120,121               --               --
------------------------------------------------------------------------------------------------------------------------------------
    Foreign currency translation              --              --              --               --           (7,045)              --
------------------------------------------------------------------------------------------------------------------------------------
    Minimum pension liability
    adjustment, net of tax of $13,790         --              --              --               --          (21,120)              --
------------------------------------------------------------------------------------------------------------------------------------
    Net unrealized loss on financial
    instruments, net of tax of $1,199         --              --              --               --           (1,837)              --
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --              --              --          120,121          (30,002)              --
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends on common
------------------------------------------------------------------------------------------------------------------------------------
stock - $.56 per share                        --              --              --          (27,962)              --               --
------------------------------------------------------------------------------------------------------------------------------------
Other                                         --              --            (215)              --            1,634            1,580
------------------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 25, 2002              60,221,312      $   30,110      $  230,163       $  614,964       $  (29,919)      $  108,065
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements


                                      13              VALSPAR ANNUAL REPORT 2002

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                                                                      OCTOBER 25,     OCTOBER 26,     OCTOBER 27,
                           FOR THE YEAR ENDED                                             2002            2001            2000
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES       Net income                                                  $ 120,121       $  51,500       $  86,466
---------------------------------------------------------------------------------------------------------------------------------
                           Adjustments to reconcile net
                           income to net cash provided by
                           operating activities:
---------------------------------------------------------------------------------------------------------------------------------
                              Restructuring and non-recurring charge                          --          39,300          (1,200)
---------------------------------------------------------------------------------------------------------------------------------
                              Depreciation                                                46,280          43,767          34,563
---------------------------------------------------------------------------------------------------------------------------------
                              Amortization                                                 4,863          29,283          10,675
---------------------------------------------------------------------------------------------------------------------------------
                              Deferred income taxes                                       14,540          15,055          11,526
---------------------------------------------------------------------------------------------------------------------------------
                              Loss/(gain) on sales or abandonment
                              of property, plant and equipment                             1,428          (3,512)             --
---------------------------------------------------------------------------------------------------------------------------------
                              Gain on sales of investments                                    --            (736)             --
---------------------------------------------------------------------------------------------------------------------------------
                              Changes in certain assets and liabilities,
                              net of effects of acquired businesses:
                                Decrease (increase) in accounts and
                                notes receivable                                         (19,941)         20,214         (17,100)
---------------------------------------------------------------------------------------------------------------------------------
                                Decrease (increase) in inventories
                                and other assets                                         (21,658)         10,108         (14,397)
---------------------------------------------------------------------------------------------------------------------------------
                                Increase (decrease) in trade accounts
                                payable and accrued liabilities                           68,052         (26,989)         (8,074)
---------------------------------------------------------------------------------------------------------------------------------
                                Increase (decrease) in income taxes payable               (2,489)          8,293         (10,952)
---------------------------------------------------------------------------------------------------------------------------------
                                Increase (decrease) in other deferred liabilities         (2,049)          6,048            (792)
---------------------------------------------------------------------------------------------------------------------------------
                              Other                                                        6,095           5,278           2,623
---------------------------------------------------------------------------------------------------------------------------------
                           Net Cash Provided by Operating Activities                     215,242         197,609          93,338
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES       Purchases of property, plant and equipment                    (44,698)        (36,200)        (32,425)
---------------------------------------------------------------------------------------------------------------------------------
                           Acquired businesses, net of cash                              (22,870)       (830,664)         (3,935)
---------------------------------------------------------------------------------------------------------------------------------
                           Divested businesses/assets                                      8,226          22,430              --
---------------------------------------------------------------------------------------------------------------------------------
                           Other investments/advances to joint ventures                       --              --         (15,586)
---------------------------------------------------------------------------------------------------------------------------------
                           Net Cash Used in Investing Activities                         (59,342)       (844,434)        (51,946)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES       Net proceeds from (payments on) borrowings                   (136,155)        484,053         (12,278)
---------------------------------------------------------------------------------------------------------------------------------
                           Proceeds from sales of treasury stock                          10,793           2,143           1,941
---------------------------------------------------------------------------------------------------------------------------------
                           Proceeds from equity offering                                      --         184,689              --
---------------------------------------------------------------------------------------------------------------------------------
                           Purchase of shares of Common Stock for treasury                    --              --         (21,124)
---------------------------------------------------------------------------------------------------------------------------------
                           Dividends paid                                                (27,962)        (24,856)        (22,185)
---------------------------------------------------------------------------------------------------------------------------------
                           Net Cash provided by/(used in)
                           financing activities                                         (153,324)        646,029         (53,646)
---------------------------------------------------------------------------------------------------------------------------------
                           (Decrease )/increase in cash and cash equivalents               2,576            (796)        (12,254)
=================================================================================================================================
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         $  20,139          20,935          33,189
=================================================================================================================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $  22,715       $  20,139       $  20,935
=================================================================================================================================

See Notes to Consolidated Financial Statements


VALSPAR ANNUAL REPORT 2002             14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       The Valspar Corporation * Years Ended October 2002, 2001 and 2000

                (Dollars in thousands except per share amounts)


NOTE 1 * SIGNIFICANT ACCOUNTING POLICIES

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

INTANGIBLE AND LONG-LIVED ASSETS: Intangible assets, including goodwill, are carried at cost. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives using the straight line method (6 to 40 years). The Company reviews all other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Under Statement 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

STOCK OPTIONS: As permitted by Statement of Financial Accounting Standards No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and its interpretations in accounting for its stock options and other stock-based employee compensation awards. Pro forma information regarding net income and earnings per share as calculated under the fair value provisions of Statement 123 is disclosed in Note 9 to the financial statements.

FOREIGN CURRENCY: Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in other expense/(income), net.

NET INCOME PER SHARE: The following table reflects the components of common shares outstanding for each of the three years ended October 25, 2002 in accordance with Statement of Financial Accounting Standards No. 128:

                                      2002              2001             2000
Weighted average
common shares
outstanding-basic                  49,892,689        46,062,459       42,706,168
Dilutive effect of
stock options                       1,477,720           595,296          489,599
--------------------------------------------------------------------------------
Equivalent average
common shares
outstanding-diluted                51,370,409        46,657,755       43,195,767
================================================================================

Under the provisions of Statement 128, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding is increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options.


                                      15              VALSPAR ANNUAL REPORT 2002

Potential common shares of 53,687, 3,025,335 and 1,479,816 related to the Company's outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for 2002, 2001 and 2000, respectively, as inclusion of these shares would have been antidilutive.

FINANCIAL INSTRUMENTS: All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 25, 2002. See Note 7 to the Consolidated Financial Statements for additional information.

COMPREHENSIVE INCOME: Comprehensive income consists of net income, foreign currency translation adjustments, changes in the fair value of certain derivative financial instruments designated and qualifying as cash flow hedges, and minimum pension liability adjustments, and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

RECLASSIFICATION: Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.


NOTE 2 * ACQUISITIONS AND DIVESTITURES

In March 2002, the Company purchased from its joint venture partner the remaining 20% interest in Dyflex B.V., a resin manufacturer in the Netherlands. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

In December 2001, the Valspar Renner joint venture acquired a plant from Renner Herrmann S.A. (a Brazilian company), and in January 2002, the Company acquired the remaining 50% interest in the Valspar Renner joint venture. Valspar Renner supplies packaging coatings and metal decorating inks to the South American market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

Effective November 30, 2001, the Company acquired the coil, spray-applied door, and rigid packaging coatings businesses of Technical Coatings Co., a subsidiary of Benjamin Moore and Co. Revenues for these businesses were $25 million in 2001. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

Effective July 31, 2001, the Company acquired the Packaging Coatings business of Coates Brothers in Singapore, Malaysia, Indonesia and Thailand. Revenues for these businesses were $7 million in 2000. This acquisition significantly strengthens the Company's presence in the Southeast Asian packaging coatings market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

Effective December 20, 2000, the Company acquired all outstanding Class A and Class B stock of Lilly Industries, Inc. for $31.75 per share in cash. Total consideration paid was approximately $1,036 million, including the assumption of debt of approximately $218 million. Lilly Industries was one of the five largest industrial coatings and specialty chemicals manufacturers in North America, with reported net sales of $656.2 million for the year ended November 30, 1999, and $669.7 for the year ended November 30, 2000. Lilly Industries formulated, manufactured and marketed industrial coatings and specialty chemicals to original equipment manufacturers for products such as home and office furniture, cabinets, appliances, building products, transportation, and agricultural and construction equipment. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition.

The following unaudited pro forma combined summary statement of income information for the year ended October 26, 2001 was prepared in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" and assumes the acquisition had occurred at the beginning of the period presented. The following pro forma data reflect adjustments for interest expense and excludes amortization of goodwill in accordance with Statement 142. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                                   YEAR ENDED
                                                                OCTOBER 26, 2001

Net sales                                                         $ 2,018,468
Net income                                                             68,292
Net income per share-basic                                               1.48
Net income per share-diluted                                             1.46

During the first quarter of fiscal 2001, the Company completed the sale of its existing Mirror Coatings business as a condition of Federal Trade Commission approval for the Lilly Industries acquisition. This product line had revenues of approximately $12 million for the year ended October 27, 2000. The pro forma results of operations for this divestiture have not been presented as the impact on reported results is not material.

In November 2000, the Company acquired the 49% interest in The Valspar (Mexico) Corporation, S.A. de C.V. held by its joint venture partner. The Valspar (Mexico) Corporation has operations in Mexico City and Monterrey and


VALSPAR ANNUAL REPORT 2002             16
produces Industrial and Packaging coatings. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

In December 1997, as a part of the Coates acquisition, the Company acquired a 49% interest in a joint venture with Coates for packaging coatings in South Africa. In February 1999, as a part of the Dexter acquisition, the Company acquired Dexter's majority position in a joint venture with Plascon (Pty) Limited, a South African company, for packaging coatings in South Africa. As of October 2000, the Company acquired Coates' 51% interest in the Valspar/Coates joint venture and reorganized the businesses of both South African joint ventures so that Valspar now has a majority position in a joint venture with Plascon for a combined packaging coatings business in South Africa. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.


NOTE 3 * RESTRUCTURING

In September 2001, the Company's Board of Directors approved and the Company initiated actions to eliminate redundant facilities and functions resulting from the Lilly Industries acquisition in order to accelerate performance improvement. These actions resulted in the Company recording aggregate pre-tax charges of $39,300. The charges include $21,930 classified as restructuring and $17,370 of inventory and other asset write-downs classified in cost of sales. Of the $39,300 total, $8,384 related to employee termination benefits, $2,049 related to exit and termination costs, $11,497 related to recording assets to be disposed of at fair value, and $17,370 related to inventory and other asset write-downs. Through October 25, 2002, the Company has paid or incurred substantially all of the $39,300 restructuring costs.

These plans contemplated a workforce reduction of worldwide headcount of 350 or five percent. As of October 25, 2002, substantially all of the 350 terminations have occurred and substantially all of the location closures/consolidations have occurred.

During 1999, the Company initiated actions to eliminate redundant facilities and functions resulting from the acquired Dexter packaging coatings operations, resulting in a pre-tax restructuring charge of $8,346. During 2000, accruals in the amount of $1,200 were reversed related to lower than estimated costs.


NOTE 4 * INVENTORIES

The major classes of inventories consist of the following:

                                                     2002                2001

Manufactured products                              $ 123,274           $ 114,967
--------------------------------------------------------------------------------
Raw Materials, supplies
and work-in-process                                   77,371              70,598
--------------------------------------------------------------------------------
                                                   $ 200,645           $ 185,565
================================================================================

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $129,341 at October 25, 2002 and $128,450 at October 26, 2001,
approximately $24,523 and $28,530 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.


NOTE 5 * TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $41,082 and $24,459 of issued checks which had not cleared the Company's bank accounts as of October 25, 2002 and October 26, 2001, respectively.

Accrued liabilities include the following:

                                                         2002             2001

Employee compensation                                 $  73,038        $  58,860
--------------------------------------------------------------------------------
Uninsured loss reserves                                  43,941           43,343
--------------------------------------------------------------------------------
Customer volume rebates                                  40,432           34,668
--------------------------------------------------------------------------------
Contribution to employees'
retirement trusts                                        16,299           10,271
--------------------------------------------------------------------------------
Restructuring                                             1,599           17,622
--------------------------------------------------------------------------------
Interest                                                 14,170            4,942
--------------------------------------------------------------------------------
Advertising and Promotions                                8,449            8,318
--------------------------------------------------------------------------------
Other                                                    47,343           26,623
--------------------------------------------------------------------------------
Total                                                 $ 245,271        $ 204,647
================================================================================


                                      17              VALSPAR ANNUAL REPORT 2002

NOTE 6 * LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

                                                        2002            2001
Notes to banks
(2.525%-5.9667% at October 25, 2002)                 $  420,524      $  890,350
--------------------------------------------------------------------------------
Senior Notes
(7.75% at October 25, 2002 payable
in December 2007)                                       100,000         100,000
--------------------------------------------------------------------------------
Senior Notes
(6.00% at October 25, 2002 payable
in May 2007)                                            350,000              --
--------------------------------------------------------------------------------
Industrial development bonds
(1.95-7.60% at October 25, 2002,
payable in 2015 and 2018)                                14,887          14,824
--------------------------------------------------------------------------------
Obligations under capital lease
(0.00%-8.25% at October 25, 2002)                           956           1,043
--------------------------------------------------------------------------------
                                                     $  886,367     $ 1,006,217
Less current maturities                                    (548)           (486)
--------------------------------------------------------------------------------
                                                     $  885,819     $ 1,005,731
================================================================================

The Company has a five-year $1,000,000 unsecured committed revolving multi-currency credit facility with a syndicate of banks maturing on November 17, 2005. Under this facility, the Company can borrow at optional interest rates of prime or IBOR-based rates. Included in the $1 billion credit facility are domestic notes to banks totaling $417,945 at October 25, 2002 and $887,750 at October 26, 2001. The maturities of the remaining long-term debt are as follows:
2003 - $548; 2004 - $574; 2005 - $182; 2006 - $163; 2007 - $350,169 and $116,786
thereafter. The revolving credit loan facility contains covenants that require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 25, 2002.

Under other short-term bank lines of credit around the world, the Company may borrow up to $104,538 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annual rate of 3.41% in 2002 and 6.37% in 2001.

The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $643,983 at October 25, 2002 and of $688,429 at October 26, 2001.

On April 30, 2002, the Company issued $350,000 of unsecured Senior Notes bearing interest at 6.00% and maturing in 2007. The Company is required to make semi-annual interest payments on the Senior Notes.

As discussed in Note 7, the Company also entered into various interest-rate swap agreements to modify the interest characteristics of the revolving multi-currency credit facility and the Senior Notes so that the interest associated with these debt instruments effectively becomes fixed or variable, respectively.

Interest paid during 2002, 2001 and 2000 was $36,825, $67,660 and $22,369, respectively.


NOTE 7 * FINANCIAL INSTRUMENTS

The Company's involvement with derivative financial instruments is limited to managing well-defined interest rate and foreign currency exchange risks. Forward foreign currency exchange contracts are used to hedge the impact of currency fluctuations on certain inter-company transactions.

The Company also holds interest rate swaps used to manage the interest rate risk associated with its borrowings and to manage the Company's mix of fixed and variable rate debt. The interest rate swap contracts are reflected at fair value in the consolidated balance sheets. Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense.

At October 25, 2002, the Company had interest rate swap contracts designated as fair value hedges to pay fixed rates of interest and receive variable rates of interest based on one-month and three-month LIBOR on $200,000 notional amount of indebtedness. The $200,000 notional amount of outstanding contracts will mature $100,000 during fiscal 2003 and $100,000 during fiscal 2004. At October 25, 2002, the Company had interest rate swap contracts designated as cash flow hedges to pay floating rates of interest based on three-month LIBOR on $100,000 notional amount of indebtedness. The $100,000 notional amount of outstanding contracts will mature during fiscal 2008. At October 26, 2001, the Company did not have interest rate swap contracts of any kind. As the critical terms of the interest rate swap and hedged debt match, there is an assumption of no ineffectiveness for these hedges.


NOTE 8 * GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Effective October 27, 2001, the Company adopted Statement 142, which requires goodwill and intangible assets with indefinite lives be tested for impairment at the reporting unit level at adoption and at least annually thereafter. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill, is less than its carrying amount. In accordance with Statement 142, the Company completed the required impairment tests of goodwill and intangible assets with indefinite lives and determined the fair value to be in excess of the carrying value of these assets.


VALSPAR ANNUAL REPORT 2002             18

As required by Statement 142, the Company continues to amortize intangibles with finite lives. Included in intangible assets are patents, trademarks, tradenames, customer lists and technology.

A reconciliation of reported net income adjusted to reflect the adoption of Statement 142 is provided below:

                                             YEAR ENDED             YEAR ENDED
                                          OCTOBER 25, 2002      OCTOBER 26, 2001

Reported net income                          $ 120,121              $  51,500
--------------------------------------------------------------------------------
Add-back amortization of goodwill
and intangible assets with indefinite
useful lives, net of tax                            --                 18,819
--------------------------------------------------------------------------------
Adjusted net income                          $ 120,121              $  70,319
--------------------------------------------------------------------------------
Reported basic earnings per share            $    2.41              $    1.12
--------------------------------------------------------------------------------
Add-back amortization of goodwill
and intangible assets with indefinite
useful lives                                        --              $    0.40
--------------------------------------------------------------------------------
Adjusted basic earnings per share            $    2.41              $    1.52
--------------------------------------------------------------------------------
Reported diluted earnings per share          $    2.34              $    1.10
================================================================================
Add-back amortization of goodwill
and intangible assets with indefinite
useful lives                                        --              $    0.40
--------------------------------------------------------------------------------
Adjusted diluted earnings per share          $    2.34              $    1.50
================================================================================

The changes in the carrying amount of goodwill and intangible assets for the fiscal year ended October 25, 2002 are as follows:

BALANCE AS OF OCTOBER 26, 2001                                    $ 1,056,628
================================================================================
Goodwill acquired during the period                                     1,307
Currency translation                                                      386
Reclassification due to final purchase price
  allocation under Statement 141                                     (119,562)
================================================================================
BALANCE AS OF OCTOBER 25, 2002                                    $   938,759


Information regarding the Company's other intangible assets are as follows:

                                          CARRYING    ACCUMULATED
AS OF OCTOBER 25, 2002                     AMOUNT     AMORTIZATION       NET
--------------------------------------------------------------------------------
Trademarks                               $  55,591     $  (7,740)    $  47,851
Customer Lists                             135,891        (9,908)      125,983
Technology                                 114,459        (2,697)      111,762
Other                                       10,897        (3,285)        7,612
--------------------------------------------------------------------------------
                                         $ 316,838     $ (23,630)    $ 293,208
================================================================================

AS OF OCTOBER 26, 2001
--------------------------------------------------------------------------------
Trademarks                               $   8,272     $  (7,397)    $     875
Customer Lists                              20,204        (5,253)       14,951
Technology                                  12,516        (4,058)        8,458
Other                                        7,987        (2,059)        5,928
--------------------------------------------------------------------------------
                                         $  48,979     $ (18,767)    $  30,212
================================================================================

Amortization lives for intangible assets range from 6 to 40 years.

Total amortization expense was $4,863 in 2002 and in 2001 was $29,283, of which $25,080 was goodwill amortization. Estimated amortization expense for each of the five succeeding fiscal years based on intangibles assets as of October 25, 2002 is expected to be approximately $4,900 annually.


NOTE 9 * STOCK PLANS

Stock Options: Under the Company's Stock Option Plan, options for the purchase of up to 8,000,000 shares of common stock may be granted to officers, employees, and non-employee directors. Options are issued at market value at the date of grant and are exercisable in full or in part over a prescribed period of time.

As permitted by Statement 123, the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan as the exercise price equals or exceeds the market price of the underlying stock on the date of grant. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of Statement 123, the Company's net income and earnings per share would have been reported as follows:

                                         2002           2001           2000

Pro forma net income                  $ 111,555      $  45,325      $  79,406
Pro forma earnings per share:
  Basic                               $    2.24      $    0.98      $    1.86
  Diluted                                  2.17           0.97           1.84

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                         2002           2001           2000

Expected dividend yield                     1.5%           1.5%           1.5%
Expected stock price volatility            33.2%          29.8%          27.9%
Risk-free interest rate                     2.9%           4.2%           5.5%
Expected life of options                 6 years        6 years        6 years


                                      19              VALSPAR ANNUAL REPORT 2002

The weighted average fair value for options granted during 2002, 2001 and 2000 is $10.67, $11.05, and $10.83 per share, respectively. Stock option activity for the three years ended October 25, 2002 is summarized as follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                        SHARES       OPTIONS          EXERCISE
                                       RESERVED    OUTSTANDING         PRICE

October 29, 1999 Balance              4,057,981      2,228,395        $ 26.49
Shares reserved                              --             --             --
Granted                              (1,543,690)     1,444,172        $ 33.32
Exercised                                    --        (84,893)       $ 22.86
Canceled                                 72,321        (68,192)       $ 37.24
--------------------------------------------------------------------------------
October 27, 2000 Balance              2,586,612      3,519,482        $ 29.47
Shares reserved                       3,010,000             --             --
Granted                              (2,460,665)     2,428,825          32.16
Exercised                                    --       (130,364)         20.94
Canceled                                170,035       (163,554)         35.92
--------------------------------------------------------------------------------
October 26, 2001 Balance              3,305,982      5,654,389        $ 30.64
Shares reserved                              --             --             --
Granted                              (1,262,272)     1,009,099          41.23
Exercised                                    --       (414,015)         26.18
Canceled                                 63,505        (56,520)         33.97
--------------------------------------------------------------------------------
October 25, 2002                      2,107,215      6,192,953          32.63
================================================================================

Options outstanding at October 25, 2002 had an average remaining contractual life of 7.50 years. Options exercisable of 3,434,117 at October 25, 2002, 2,395,331 at October 26, 2001, and 1,911,232 at October 27, 2000 had weighted average exercise prices of $29.70, $26.32, and $23.20 respectively. The exercise price for options outstanding as of October 25, 2002 range from $14.81 to $44.76, with 2,183,308 shares outstanding in the $14.81 - $30.00 range and 4,009,645 shares outstanding in the $30.00 - $44.76 range.

EMPLOYEE STOCK OWNERSHIP PLANS: Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute up to 20% of their eligible compensation (up to 8% for Highly Compensated Employees) subject to Section 401 and 415 limits. The Company matches one-half of employee contributions, up to 3% of employees' compensation. Based on the financial performance of the Company, there may be an additional 50% match, up to 3%. The Company's contributions were $7,348, $4,328, and $3,314, for 2002, 2001, and 2000, respectively.

KEY EMPLOYEE BONUS PLAN: In 1993, the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant.

EXECUTIVE RETIREMENT PLANS: The Company has several qualified Supplemental Executive Retirement Plans (SERPs) to provide designated executives with retirement, death and disability benefits. Annual benefits under the SERPs are based on years of service and individual compensation near retirement.


NOTE 10 * INCOME TAXES

Significant components of the provision for income taxes are as follows:

YEAR ENDED                               2002           2001           2000

Current
  Federal                              $ 39,296       $ 14,558       $ 32,312
  State                                   2,709         (1,443)         3,412
  Foreign                                11,605          7,938          8,212
--------------------------------------------------------------------------------
Total Current                          $ 53,610       $ 21,053       $ 43,936
================================================================================
Deferred
  Federal                              $ 20,450       $ 15,302       $  9,586
  State                                   4,820          2,731          1,565
  Foreign                                  (453)           564            193
--------------------------------------------------------------------------------
Total Deferred                           24,817         18,597         11,344
================================================================================
Total Income Taxes                     $ 78,427       $ 39,650       $ 55,280
================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                        2002           2001           2000
Deferred tax assets:
  Product liability accruals         $    4,209     $    9,372     $    2,508
  Insurance accruals                      3,457          3,392          3,418
  Deferred compensation                  10,193         12,526         10,566
  Deferred Revenue                       12,452             --             --
  Workers' compensation
   accruals                               2,309          2,141          2,538
  Employee compensation
   accruals                               4,873          2,693          1,931
  Pension                                15,195         (5,224)        (3,553)
  Other                                  22,871         31,769         20,974
--------------------------------------------------------------------------------
Total deferred tax assets            $   75,559     $   56,669     $   38,382
================================================================================
Deferred tax liabilities:
  Tax in excess of book
  depreciation                          (44,149)       (33,510)       (24,445)
================================================================================
Other                                  (166,515)       (42,624)       (17,839)
--------------------------------------------------------------------------------
Total deferred tax liabilities         (210,664)       (76,134)       (42,284)
--------------------------------------------------------------------------------
Net deferred tax liabilities         $ (135,105)    $  (19,465)    $   (3,902)
================================================================================

A reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows:

                                        2002           2001           2000

Tax at U.S. statutory rate                 35.0%          35.0%          35.0%
Goodwill amortization                        --            5.5%           0.5%
State income taxes, net of
   Federal benefit                          3.0%           0.8%           2.1%
Non-U.S. taxes                             (0.6%)          2.7%           0.7%
Other                                       2.1%          (0.5%)          0.7%
--------------------------------------------------------------------------------
                                           39.5%          43.5%          39.0%
================================================================================

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of


VALSPAR ANNUAL REPORT 2002             20
undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $97,561 at October 25, 2002. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Income taxes paid during 2002, 2001 and 2000 were $58,074, $21,292 and $51,669, respectively.


NOTE 11 * LEASING ARRANGEMENTS

The Company has operating lease commitments outstanding at October 25, 2002, for plant and warehouse equipment, office and warehouse space, and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

                                MINIMUM LEASE PAYMENTS
2003                                   $ 15,253
2004                                     12,644
2005                                      7,475
2006                                      1,478
2007                                      1,063
2008 and beyond                           1,953
======================================================
                                       $ 39,866

Rent expense for operating leases was $17,761 in 2002, $12,408 in 2001 and $6,426 in 2000.


NOTE 12 * LITIGATION

The Company is involved in a variety of legal actions relating to personal injury, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. While the Company is unable to predict the ultimate outcome of these legal actions, it is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.


NOTE 13 * PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $14,576, $9,264, and $10,657, for 2002, 2001, and 2000, respectively.
The Company also sponsors a number of defined benefit pension plans for certain hourly, salaried and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions. The Company assumed the liabilities and assets under the Lilly pension plan for employees eligible as of the date of acquistion.

The cost of the pension benefits is as follows:

NET PERIODIC COST                               2002         2001         2000

Service cost                                 $  1,869     $  1,837     $  1,185
Interest cost                                   9,266        7,861        2,328
Expected return on plan assets                (12,461)     (12,774)      (3,818)
Amortization of transition asset obligation      (322)        (301)         (91)
Amortization of prior service cost                918          817          343
Recognized actuarial gain                         600         (409)        (406)
--------------------------------------------------------------------------------
Net-periodic benefit cost                        (130)      (2,969)        (459)
Settlement gain                                    --           --         (787)
Net-periodic benefit cost
after settlement                             $   (130)    $ (2,969)    $ (1,246)

The plans' funded status is shown below, along with a description of how the status changed during the past two years. The benefit obligation is the projected benefit obligation--the actuarial present value, as of a date, of all benefits attributed by the pension benefit formula to employee service rendered prior to that date.

CHANGE IN BENEFIT OBLIGATION
                                                        2002           2001

Benefit obligation at beginning of year              $ 143,008      $  37,582
Service cost                                             1,869          1,837
Interest cost                                            9,266          7,861
Plan participants' contributions                            99            125
Amendments                                                 312          1,316
Actuarial (gain) loss                                      126         20,889
Acquisitions                                                --         79,211
Benefits paid                                           (7,427)        (5,813)
================================================================================
Benefit obligation end of year                       $ 147,253      $ 143,008

CHANGE IN PLAN ASSETS
                                                        2002           2001

Fair value of plan assets at beginning of year       $ 134,031      $  51,806
Actual return on plan assets                           (14,294)        (6,955)
Employer contributions                                     501            628
Plan participants' contributions                            99            125
Benefit payments                                        (7,427)        (5,813)
Acquisitions                                                --         94,240
================================================================================
Fair value of plan assets at end of year             $ 112,910      $ 134,031

FUNDED STATUS
                                                        2002           2001

Funded status at end of year                         $ (34,343)     $  (8,977)
Unrecognized transition asset                             (779)        (1,098)
Unrecognized prior service cost                          6,868          7,752
Unrecognized net (gain)/loss                            50,670         24,534
================================================================================
Net amount recognized in statement
of financial position                                $  22,416      $  22,211


                                      21              VALSPAR ANNUAL REPORT 2002

Amounts recognized in the consolidated balance sheets were as follows:

                                                        2002           2001

Prepaid benefit cost                                 $  22,416      $  22,211
Additional minimum liability                           (41,917)            --
Intangible asset                                         7,007             --
Accumulated other comprehensive loss                    34,910             --
--------------------------------------------------------------------------------
Net amount recognized in statement of
financial position                                   $  22,416      $  22,211

The Company's pension plans with accumulated benefit obligations in excess of plan assets were as follows:

                                                        2002           2001

Projected benefit obligation                         $ 147,253             --
Acumulated benefit obligation                          129,616             --
Fair value of plan assets                              112,910             --

The actuarial assumptions were as follows:

                                                        2002           2001

Discount rate                                        5.75%-7.0%      6.0%-7.0%
Expected return on plan assets                        7.0%-9.0%      7.0%-9.0%
Average increase in compensation                      2.0%-2.5%     2.75%-4.0%

In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides post-retirement medical benefits for some of its executive employees. The Company's policy is to fund these benefits as they are paid. The Company's accrued post-retirement benefit liability recognized in the Company's balance sheet was $5,935 and $5,331 at October 25, 2002 and October 26, 2001, respectively. Net periodic post-retirement expense was $1,216, $487, and $150 in 2002, 2001 and 2000, respectively.

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.0% at October 25, 2002 and October 26, 2001. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 6.0% in 2002, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.


NOTE 14 * SEGMENT INFORMATION

The Company operates its business in one reportable segment: Coatings. The Company manufactures and distributes a broad portfolio of coatings products principally in three product lines. The Industrial product line includes decorative and protective coatings for wood, metal, and plastic substrates. The Architectural, Automotive, and Specialty (AAS) product line includes interior and exterior decorative paints and aerosols, automotive and fleet refinish and high performance floor coatings. The Packaging product line includes coatings and inks for rigid packaging containers. The Other category primarily includes resins, colorants, and composites. The resins and colorants are used internally and sold to other coatings manufacturers.

Net sales by product line are as follows:

                                        2002           2001           2000

Industrial                           $  836,750     $  734,302     $  384,027
AAS                                     640,516        575,365        510,055
Packaging                               511,585        482,238        483,548
Other                                   138,002        129,065        105,690
================================================================================
                                     $2,126,853     $1,920,970     $1,483,320

Geographic net sales are based on the country from which the customer was billed for the products sold. The United States is the largest country for customer sales. No single country outside the United States represents more than 10% of consolidated net sales. Long-lived assets include property, plant and equipment, intangibles and goodwill attributable to each country's operations. No single country outside the United States represents more than 10% of consolidated long-lived assets. Net sales and long-lived assets by geographic region are as follows:

                                        2002           2001           2000
Net sales-External:
  United States                      $1,597,262     $1,470,394     $1,137,219
  Outside United States                 529,591        450,576        346,101
================================================================================
Total net sales-External             $2,126,853     $1,920,970     $1,483,320

                                        2002           2001           2000
Long-lived assets:
  United States                      $1,399,451     $1,275,271     $  343,813
  Outside United States                 234,991        222,748        163,682
================================================================================
Total long-lived assets              $1,634,442     $1,498,019       $507,495


NOTE 15 * QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 25, 2002 and October 26, 2001:

                                                                    NET INCOME
                                         GROSS         NET          PER SHARE-
                       NET SALES        MARGIN        INCOME         DILUTED

2002 QUARTER ENDED:
January 25            $  431,040     $  131,700     $   12,608     $      .25
April 26                 554,002        185,197         34,534            .67
July 26                  575,043        189,887         38,054            .74
October 25               566,768        189,885         34,925            .68
--------------------------------------------------------------------------------
                      $2,126,853     $  696,669     $  120,121     $     2.34
================================================================================
2001 QUARTER ENDED:
January 26            $  336,980     $   93,335     $    4,458     $      .10
April 27                 513,745        162,099         19,036            .44
July 27                  544,888        170,392         25,502            .51
October 26               525,357        148,210          2,504            .05
--------------------------------------------------------------------------------
                      $1,920,970     $  574,036     $   51,500     $     1.10
================================================================================


VALSPAR ANNUAL REPORT 2002             20

                          REPORT OF ERNST & YOUNG LLP,
                              INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS
THE VALSPAR CORPORATION


We have audited the accompanying consolidated balance sheets of The Valspar Corporation and subsidiaries as of October 25, 2002 and October 26, 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended October 25, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valspar Corporation and subsidiaries at October 25, 2002 and October 26, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 25, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the consolidated financial statements, effective October 27, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/S/ ERNST & YOUNG LLP


Minneapolis, Minnesota
November 15, 2002


                              REPORT OF MANAGEMENT


BOARD OF DIRECTORS AND STOCKHOLDERS
THE VALSPAR CORPORATION


The management of The Valspar Corporation is responsible for the integrity and objectivity of the financial statements and related information presented in this report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are recorded and executed in accordance with management's intentions. This system is supported by written policies and procedures, an effective internal audit function and qualified financial staff.

The Audit Committee of the Board of Directors, composed of outside directors, meets regularly with management, the Company's internal auditors and its independent auditors to discuss the adequacy and effectiveness of audit functions, control systems and the quality of financial accounting and reporting. The independent and internal auditors have access to the Audit Committee without management's presence.


/S/ RICHARD M. ROMPALA


Richard M. Rompala
Chairman and Chief Executive Officer


/S/ PAUL C. REYELTS


Paul C. Reyelts
Senior Vice President-Finance and Chief Financial Officer


                                      23              VALSPAR ANNUAL REPORT 2002