Form 10-K, Exhibit 13
period 2003-10-31
VALSPAR CORP
filed 2004-01-23
CIK 102741

Exhibit 13

6 VALSPAR 2003	ELEVEN YEAR FINANCIAL SUMMARY (Dollars in thousands, except per share amounts)

Fiscal Years	2003		2002	2001

Operating Results
Net Sales	$2,247,926		$2,126,853	$1,920,970
Cost and Expenses
Cost of Sales	1,542,144		1,430,184	1,346,934
Operating Expense	478,279		447,064	391,184
Restructuring Charge	—		—	21,930

Income from Operations	227,503		249,605	160,922
Other (Income) Expense – Net	186		2,346	(2,787)
Interest Expense	45,843		48,711	72,559

Income Before Income Taxes	181,474		198,548	91,150
Net Income	112,514	†	120,121	51,500	*
Net Income as a Percent of Sales	5.0%		5.6%	2.7%
Return on Average Equity	14.0%	†	17.3%	9.4%	*
Per Common Share:
Net Income – Basic	$2.23	†	$2.41	$1.12	*
Net Income – Diluted	2.17	†	2.34	1.10	*
Dividends Paid	.60		.56	.54
Stockholders’ Equity	17.14		14.71	13.23

Financial Position
Total Assets	$2,496,524		$2,419,552	$2,226,070
Working Capital at Year-End	207,768		203,057	216,589
Property, Plant and Equipment, Net	414,219		402,475	411,179
Long-Term Debt, Excluding Current Portion	749,199		885,819	1,005,731
Stockholders’ Equity	869,317		737,253	654,565

Other Statistics
Property, Plant and Equipment Expenditures	$51,042		$44,698	$36,200
Depreciation and Amortization Expense	55,622		51,143	73,050
Research and Development Expense	69,667		65,924	58,105
Total Cash Dividends	$30,247		$27,962	$24,856
Average Diluted Common Shares Outstanding (000’s)	51,924		51,370	46,658
Number of Stockholders	1,614		1,642	1,702
Number of Employees at Year-End	7,013		7,058	6,750
Market Price Range – Common Stock:
High	$47.95		$49.91	$37.80
Low	37.69		33.21	24.45

Reference made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. Per share data has been adjusted to reflect a 2 for 1 stock split effective in March 1997. The number of stockholders is based on recordholders at year end.

†  Includes effect of $15,200 after-tax charge for future claims expense for furniture protection programs.

*  Includes impact of pre-tax restructuring and non-recurring charges of $8,346, $(1,200) and $39,300 in 1999, 2000 and 2001, respectively.

STOCK INFORMATION AND DIVIDENDS
 Stock traded on the New York Stock Exchange

For the Fiscal Year	2003	2002

Market Price (high/low):
First Quarter	47.75 – 40.76	41.90 – 33.21
Second Quarter	43.21 – 37.69	47.45 – 39.91
Third Quarter	45.10 – 41.28	49.91 – 35.55
Fourth Quarter	47.95 – 43.24	42.15 – 36.39

WE ARE IN THE COLOR BUSINESS	VALSPAR 2003 7

2000		1999		1998	1997	1996	1995	1994	1993

$1,483,320		$1,387,677		$1,155,134	$1,017,271	$859,799	$790,175	$795,275	$700,897

1,039,267		960,395		803,240	698,474	594,935	561,170	569,063	501,135
281,318		273,925		230,152	206,834	169,873	146,344	146,683	129,997
(1,200)		8,346		—	—	—	—	—	—

163,935		145,011		121,742	111,963	94,991	82,661	79,529	69,765
200		(9,164)		(7,753)	(2,508)	(1,081)	(763)	631	2,036
21,989		19,089		10,707	5,294	3,029	4,216	2,504	1,645

141,746		135,086		118,788	109,177	93,043	79,208	76,394	66,084
86,466	*	82,142	*	72,130	65,877	55,893	47,520	45,799	40,156
5.8%		5.9%		6.2%	6.5%	6.5%	6.0%	5.8%	5.7%
20.8%	*	22.4%	*	22.7%	24.0%	24.0%	24.4%	24.4%	21.8%

$2.02	*	$1.90	*	$1.66	$1.51	$1.28	$1.09	$1.04	$0.92
2.00	*	1.87	*	1.63	1.49	1.26	1.08	1.04	0.91
.52		.46		.42	.36	.33	.30	.26	.22
10.30		9.16		7.84	6.76	5.78	4.83	3.99	4.51

$1,125,030		$1,110,720		$801,680	$615,470	$486,440	$398,199	$367,608	$340,479
199,576		140,216		158,085	97,427	96,130	90,995	87,887	85,741
298,747		312,133		233,482	185,748	153,819	130,404	107,956	103,916
300,300		298,874		164,768	35,844	31,948	21,658	35,343	7,890
437,571		393,756		340,188	295,065	253,703	212,115	176,712	198,826

$32,425		$31,400		$42,833	$48,131	$25,376	$38,982	$31,817	$17,213
45,238		39,800		30,742	25,771	22,262	20,318	19,134	20,648
46,353		44,091		39,555	39,099	32,616	27,746	27,430	24,955
$22,185		$19,785		$18,575	$15,741	$14,575	$13,121	$11,252	$9,471
43,196		43,836		44,320	44,233	44,403	44,183	44,326	44,062
1,728		1,818		1,815	1,830	1,783	1,864	1,902	1,866
4,685		4,482		3,833	3,205	2,855	2,542	2,585	2,577
$43.31		$39.69		$42.13	$32.94	$25.50	$20.94	$22.88	$20.75
19.75		28.00		25.75	24.00	19.13	15.25	16.38	15.19

DIVIDENDS

For the Fiscal Year	2003	2002

Per Share Dividends:
First Quarter	$0.15	$0.14
Second Quarter	0.15	0.14
Third Quarter	0.15	0.14
Fourth Quarter	0.15	0.14

	$0.60	$0.56

8 VALSPAR 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion of financial condition and results of operations should be read in the context of this overview.

General Economic and Industry-Wide Factors

The economic recession and weak industrial economy, along with the SARS epidemic and the war in Iraq, affected most businesses in 2003, including the Company. These factors, along with rising raw materials costs during fiscal 2003, contributed to slower sales and earnings growth, particularly in the second and third quarters. Raw material costs comprise a significant portion of our cost of goods sold.

Internal Business Performance

Given the challenges posed by general economic and industry-wide factors and the absence of meaningful acquisition opportunities, the Company focused its efforts on internal business performance in fiscal 2003 and 2002 to improve cash flow and pay down debt. The Company strengthened its balance sheet through repayment of approximately $151 million in debt in 2003, and $121 million in 2002, reducing the ratio of total debt to capital to 47.2% at the end of 2003, compared to 55.7% in 2002 and 61.6% in 2001. The Company’s debt levels increased significantly in early fiscal 2001 in connection with the acquisition of Lilly Industries in December 2000, the Company’s last major acquisition. The Company continued its efforts in fiscal 2003 with respect to manufacturing cost and productivity improvements, as well as business process simplification, formula optimization and reducing the cost of quality. The Company’s stronger balance sheet will allow it to participate in acquisition opportunities as they develop in 2004 and subsequent periods.

OPERATIONS 2003 VS. 2002

Net sales increased 5.7% to $2,247,926,000 in 2003 from $2,126,853,000 in 2002. Favorable foreign exchange contributed 2.2 percentage points to the sales growth. Strong sales in the Architectural, Automotive and Specialty (AAS) product line, partially driven by the introduction of a new product at Lowe’s, Signature Colors® brand of paint, plus the benefit of a 53rd week in fiscal 2003, contributed to the increase in sales.

The gross profit margin decreased to 31.4% in 2003 from 32.8% in 2002. Included in the 2003 results is a charge for estimated future claims expense associated with furniture protection plans. The effect of the charge on gross profit margins was $8,952,000, 0.4% of net sales. The charge related to higher than expected claims experienced by our furniture protection plans sold through U.S. furniture retailers. We responded with operational changes to address this issue, including discontinuing sales of a comprehensive furniture protection plan that came with the Lilly Industries acquisition. The earnings charge relates to future claims expense due primarily to this discontinued program. Additionally, rising raw material costs and manufacturing inefficiencies driven by producing an increasing number of small batches accounted for the remaining decline in gross margin.

Operating expenses (research and development, selling, administrative and amortization) increased 7.0% to $478,279,000 (21.3% of net sales) in 2003 compared to $447,064,000 (21.0% of net sales) in 2002. Included in the 2003 results is the charge for estimated future claims expense associated with furniture protection plans. This charge had an impact of $15,548,000 on 2003 operating expenses, accounting for 3.5% of the 7.0% expense increase from 2002. The remaining increase in operating expenses was primarily driven by the weakened US dollar and continued investment in the Far East infrastructure.

Other expense decreased to $186,000 in 2003 from $2,346,000 in 2002. The 2003 reduction in expense was due to a reduction in foreign exchange losses from 2002.

Interest expense decreased to $45,843,000 in 2003 from $48,711,000 in 2002 due to lower debt levels, offset by an increase in interest rates and one additional week as compared to the previous year.

The effective tax rate decreased from 39.5% to 38.0% as a result of increased income in lower taxed jurisdictions.

Net income for the full year was $112,514,000 or $2.17 per diluted share. On a year-over-year basis, diluted earnings per share decreased 7.3%. The charge for estimated future claims expense associated with furniture protection plans had an after-tax impact of $15,200,000, or $0.29 per share, on 2003 earnings.

OPERATIONS 2002 VS. 2001

Net sales increased 10.7% to $2,126,853,000 in 2002 from $1,920,970,000 in 2001. Excluding the impact of acquisitions and divestitures during the year, net sales increased approximately 5.0%, primarily driven by volume increases in the Architectural, Automotive, and Specialty (AAS) and Packaging product lines.

The gross profit margin increased to 32.8% in 2002 from 29.9% in 2001. Included in the 2001 results was a $17,370,000 inventory write-down charge related to the September 2001 restructuring plan that reduced the gross margin by .9%. This charge had no impact on future earnings. The higher margin in 2002 was attributable to lower raw material costs and continued benefits from manufacturing integration.

Operating expenses (research and development, selling, administrative and amortization) increased 8.2% to $447,064,000 (21.0% of net sales) in 2002 compared to $413,114,000 (21.5% of net sales) in 2001. Included in the 2001 results was a $21,930,000 charge for the September 2001 restructuring plan and goodwill amortization of $25,080,000. Goodwill amortization was eliminated in 2002 after early adoption of Statement of Financial Accounting Standards number 142, “Goodwill and Other Intangible Assets.” During 2003, the Company paid all remaining amounts related to the September 2001 restructuring plan. See Note 9 to the Consolidated Financial statements for detail of the adoption impact of Statement 142 on earnings per share. The resulting increase in operating expenses was 1.9%, primarily attributable to variable incentive compensation, increased bad debt accruals and the investment in Far East infrastructure for growth in the Industrial Coatings product line. The bad debt accrual increase was related to customers who were facing or had filed for bankruptcy as a result of the softening economic conditions.

Other expense/(income) changed to $2,346,000 in 2002 from ($2,787,000) in 2001. The 2002 expense was primarily driven by foreign exchange losses. The 2001 income was driven by the gains on the divestiture of the Company’s Mirror Coatings business and the sale of certain assets.

Interest expense decreased to $48,711,000 in 2002 from $72,559,000 in 2001 due to lower debt levels and reduced interest rates as compared to the previous year. In April 2002, the Company completed the issuance of $350,000,000 five-year bonds with a 6% coupon. Net proceeds were used to reduce floating rate bank borrowings.

The effective tax rate decreased from 43.5% to 39.5% resulting from the reduction of non-deductible goodwill amortization following the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Net income for the full year was $120,121,000 or $2.34 per diluted share, an increase of 112.7% from 2001 net income of $51,500,000, or $1.10 per share. Included in the 2001 net income was an after-tax charge of $22,204,000 related to the 2001 restructuring plan and inventory write-down charge and $18,819,000 related to the after-tax effect of goodwill amortization.

VALSPAR 2003 9

FINANCIAL CONDITION

Cash provided by operating activities was $250,062,000 in 2003 compared with $215,242,000 in 2002 and $197,609,000 in 2001. The cash provided by operating activities and current cash balances was used to fund $51,042,000 in capital expenditures, $30,247,000 in dividend payments and $168,072,000 in debt reduction. The debt reduction was offset by $17,600,000 due to foreign exchange translation.

Inventories and other assets decreased $16,095,000 primarily as a result of improved inventory turnover. Accounts payable, income taxes payable and accrued liabilities increased $39,134,000, largely due to timing of payments. Deferred income taxes and deferred liabilities increased $19,110,000 due to an increase in liabilities for future claims expense associated with furniture protection plans.

Capital expenditures for property, plant and equipment were $51,042,000 in 2003, compared with $44,698,000 in 2002 and $36,200,000 in 2001. The Company anticipates capital spending in fiscal 2004 to be approximately $56,000,000.

The ratio of total debt to capital decreased to 47.2% at the end of 2003 compared to 55.7% in 2002. Average debt outstanding during 2003 was $900,524,000 at a weighted average interest rate of 5.09% versus $1,008,522,000 at 4.83% last year, decreasing the current year’s interest expense to $45,843,000 from $48,711,000 in the prior year.

Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the multi-currency credit facilities, senior notes, industrial development bonds, capital lease obligations and rent payments under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes the Company’s fixed cash obligations as of October 31, 2003 for the fiscal years ending in October:

(Dollars in thousands)	2004	2005	2006	2007	2008	2009 and Thereafter	Total

Notes to Banks	26,200	—	284,074	—	—	2,598	312,872
Senior Notes	—	—	—	350,000	100,000	—	450,000
Industrial
Development Bonds	28	27	—	—	—	12,500	12,555
Capital Leases	499	—	—	—	—	—	499
Operating Leases	15,458	12,425	7,683	1,286	509	2,281	39,642

Total Contractual
Cash Obligations	42,185	12,452	291,757	351,286	100,509	17,379	815,568

At October 31, 2003, the Company had unused lines of credit available from banks of $866,496,000.

Common stock dividends of $30,247,000 in 2003 represented an 8.2% increase over 2002. The annual dividend in 2003 was increased to $0.60 per share from $0.56 per share in 2002.

The Company has continuing authorization to purchase shares of its common stock at management’s discretion for general corporate purposes. There were no purchases in 2003, 2002 or 2001.

The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company’s management reviews each individual site, considering the number of parties involved, the level of potential liability or contribution of the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates the remediation or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

The Company accrues appropriate reserves for potential environmental liabilities, which are continually reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of the Company’s ultimate environmental liabilities, management believes there is not a reasonable possibility that such liabilities, individually and in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

The Company, along with other companies, is a defendant in several legal proceedings and claims brought against companies who are alleged to have manufactured and sold paint containing lead pigment. The Company believes that the litigation is without merit and is vigorously defending these matters. It is possible that additional lawsuits or claims could be brought against the Company. At this time, management cannot estimate the scope or amount of potential costs or liabilities relating to these matters. However, based on the outcome of such matters to date, and other factors, management does not believe there is a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the Company’s financial condition or results of operations.

CRITICAL ACCOUNTING POLICIES

The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of the financial statements. The Company regularly reviews its estimates and assumptions, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions, estimates or conditions.

The Company believes the following critical accounting policies are affected by significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition

Other than long-term warranty programs, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in sales as the products are sold. For long-term warranty programs, revenue is recognized in accordance with GAAP under the deferral method. Under this method, revenue is recognized based on the ratio of costs incurred, which includes direct program costs and claims expense, to estimated total costs at program completion. This method is based on historical claims data determined on an actuarial basis. Adjustments in estimated

10 VALSPAR 2003

costs are reflected in earnings in the current period. Anticipated losses on programs in progress are charged to earnings when identified.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts by analyzing accounts receivable by age and applying the historical write-off rates over the past five year period. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

Supplier and Customer Rebates

The Company records supplier and customer rebates as a component of cost of goods sold or a reduction to revenue, respectively, as they are earned, in accordance with the underlying agreement. The customer rebate estimate is developed based on historical experience plus current activity for the customer’s purchases. Customer rebates that increase based on different levels of sales volume are recognized immediately when the current activity plus expected volume triggers a higher earned rebate. The supplier rebate estimate is developed based on historical experience plus current activity for the company’s purchases. Supplier rebates that increase based on different levels of purchases are recognized when there is certainty that the current level of purchases will trigger a higher rebate earned.

Valuation of Long-Lived, Intangible Assets and Goodwill

The Company records the excess of purchase price over the fair value of net tangible assets of acquired companies as goodwill or other intangible assets. Effective October 27, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 also requires that companies test goodwill and intangible assets with indefinite lives for impairment annually, and an impairment charge is recognized only when the calculated fair value of a reporting unit is less than its carrying amount.

The Company annually reviews its long-lived assets and finite-lived intangible assets for impairment, and more frequently if impairment indicators occur, and assesses whether significant events, changes in business circumstances or economic trends indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated present value of future cash flows expected to result from use of the asset and its eventual disposal.

Contingent Liabilities

The Company is subject to environmental remediation, pending litigation and asserted claims with respect to matters arising in the ordinary course of business. Liabilities and costs associated with these matters require estimates of future costs and judgments based on the professional knowledge and experience of management and its legal counsel. When estimates of the Company’s exposure can be reasonably estimated and are probable in outcome, amounts are recorded as charges to earnings. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments.

Pension Obligations

The Company sponsors several defined benefit plans for certain hourly, salaried and foreign employees. The Company accounts for its defined benefit pension plans in accordance with GAAP, which requires the amount recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. A change in these assumptions could cause actual results to differ from those reported. A reduction of 50 basis points in the long-term rate of return and a reduction of 50 basis points in the discount rate would have increased the Company’s pension expense $1,400,00 in 2003.

Workers’ Compensation and General Product Liability

The Company is insured for workers’ compensation, general liability, property, and automotive liability losses subject to per occurrence deductibles and aggregate annual liability limitations. The Company is self-insured for health care claims for eligible participating employees. The liability for claims incurred but not reported is determined on an actuarial basis. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates consider historical claims experience, escalating medical cost trends and expected timing of claim payments.

Accounting for Income Taxes

The Company uses judgment in determining the provision for income taxes and deferred tax assets and liabilities. This process involves estimating actual current tax exposure in each of the Company’s legal entities along with assessing temporary differences resulting from differing treatment of items for tax and book accounting purposes. The Company considers the likelihood that the deferred tax assets would not be recoverable from future taxable income and would record a valuation allowance in any period in which such a determination is made.

MARKET RISK

The Company’s foreign sales and results of operations are subject to the impact of foreign currency fluctuations. The Company has not hedged its exposure to translation gains and losses; however, it has reduced its exposure by borrowing funds in local currencies. A 10% adverse change in foreign currency rates would not have a material effect on the Company’s results of operations or financial position.

The Company is also subject to interest rate risk. At October 31, 2003, approximately 42% of the Company’s total debt consisted of floating rate debt after taking into account interest rate swaps entered into during 2002. If interest rates were to increase 10% from the rates in effect on October 31, 2003, assuming no change in debt balances, the additional interest expense would not have a material effect on the Company’s results of operations or financial position.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking” statements. These forward-looking statements are based on management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; risks related to any future significant acquisitions, including risks of adverse changes in the results of acquired businesses, risks of disruptions in business resulting from the integration process and higher interest costs resulting from further borrowing for any such acquisitions; our reliance on the efforts of vendors, government agencies, utilities, and other third parties to achieve adequate compliance and avoid disruption of our business; changes in the Company’s relationships with customers and suppliers; unusual weather conditions that might adversely affect sales; changes in raw materials pricing and availability; changes in governmental regulation, including more stringent environmental, health and safety regulations; the nature, cost and outcome of pending and future litigation and other legal proceedings; the outbreak of war and other significant national and international events; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

VALSPAR 2003 23
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

Richard M. Rompala
Chairman and Chief Executive Officer

Paul C. Reyelts
Senior Vice President-Finance and Chief Financial Officer