Form 10-K, Exhibit 13
period 2004-10-29
VALSPAR CORP
filed 2005-01-12
CIK 102741

Exhibit 13

ELEVEN YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)

	Fiscal Years	2004	2003		2002

Operating Results	Net Sales	$2,440,692	$2,247,926		$2,126,853
	Cost and Expenses
	Cost of Sales	1,673,709	1,542,144		1,430,184
	Operating Expense	494,623	478,279		447,064
	Restructuring Charge	—	—		—

	Income from Operations	272,360	227,503		249,605
	Other (Income) Expense – Net	2,424	186		2,346
	Interest Expense	41,399	45,843		48,711

	Income Before Income Taxes	228,537	181,474		198,548
	Net Income	142,836	112,514	†	120,121
	Net Income as a Percent of Sales	5.9%	5.0%	†	5.6%
	Return on Average Equity	15.3%	14.0%	†	17.3%
	Per Common Share:
	Net Income – Basic	$2.79	$2.23	†	$2.41
	Net Income – Diluted	2.71	2.17	†	2.34
	Dividends Paid	0.72	0.60		0.56
	Stockholders’ Equity	19.50	17.14		14.71

Financial Position	Total Assets	$2,634,258	$2,496,524		$2,419,552
	Working Capital at Year-End	84,104	207,768		203,057
	Property, Plant and Equipment, Net	428,431	414,219		402,475
	Long-Term Debt, Excluding Current Portion	549,073	749,199		885,819
	Stockholders’ Equity	1,000,363	869,317		737,253

Other Statistics	Property, Plant and Equipment Expenditures	$61,375	$51,042		$44,698
	Depreciation and Amortization Expense	60,537	55,622		51,143
	Research and Development Expense	75,880	69,667		65,924
	Total Cash Dividends	$36,911	$30,247		$27,962
	Average Diluted Common Shares Outstanding (000’s)	52,709	51,924		51,370
	Number of Stockholders	1,558	1,614		1,642
	Number of Employees at Year-End	7,504	7,013		7,058
	Market Price Range – Common Stock: High	$51.51	$48.50		$50.15
	Market Price Range – Common Stock: Low	44.68	37.60		33.00

Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information. Per share data has been adjusted to reflect a 2 for 1 stock split effective in March 1997. The number of stockholders is based on record holders at year-end.

†   Includes effect of $15,200 after-tax charge for future claims expense for furniture protection plans
*   Including impact of pre-tax restructuring and other charges of $8,346, $(1,200) and $39,300 in 1999, 2000 and 2001, respectively

Stock Information     Stock traded on the New York Stock Exchange

	For the Fiscal Year	2004	2003

Market Price (high/low):	First Quarter	$ 49.89 – 46.80	$ 48.01 – 40.34
	Second Quarter	$ 51.51 – 47.00	$ 43.25 – 37.60
	Third Quarter	$ 50.60 – 46.50	$ 45.10 – 41.00
	Fourth Quarter	$ 49.35 – 44.68	$ 48.50 – 42.70

6      Valspar Annual Report 2004

2001		2000		1999		1998	1997	1996	1995	1994

$1,920,970		$1,483,320		$1,387,677		$1,155,134	$1,017,271	$859,799	$790,175	$795,275

1,346,934		1,039,267		960,395		803,240	698,474	594,935	561,170	569,063
391,184		281,318		273,925		230,152	206,834	169,873	146,344	146,683
21,930		(1,200)		8,346		—	—	—	—	—

160,922		163,935		145,011		121,742	111,963	94,991	82,661	79,529
(2,787)		200		(9,164)		(7,753)	(2,508)	(1,081)	(763)	631
72,559		21,989		19,089		10,707	5,294	3,029	4,216	2,504

91,150		141,746		135,086		118,788	109,177	93,043	79,208	76,394
51,500	*	86,466	*	82,142	*	72,130	65,877	55,893	47,520	45,799
2.7%	*	5.8%	*	5.9%	*	6.2%	6.5%	6.5%	6.0%	5.8%
9.4%	*	20.8%	*	22.4%	*	22.7%	24.0%	24.0%	24.4%	24.4%

$1.12	*	$2.02	*	$1.90	*	$1.66	$1.51	$1.28	$1.09	$1.04
1.10	*	2.00	*	1.87	*	1.63	1.49	1.26	1.08	1.04
0.54		0.52		0.46		0.42	0.36	0.33	0.30	0.26
13.23		10.30		9.16		7.84	6.76	5.78	4.83	3.99

$2,226,070		$1,125,030		$1,110,720		$801,680	$615,470	$486,440	$398,199	$367,608
216,589		199,576		140,216		158,085	97,427	96,130	90,995	87,887
411,179		298,747		312,133		233,482	185,748	153,819	130,404	107,956
1,005,731		300,300		298,874		164,768	35,844	31,948	21,658	35,343
654,565		437,571		393,756		340,188	295,065	253,703	212,115	176,712

$36,200		$32,425		$31,400		$42,833	$48,131	$25,376	$38,982	$31,817
73,050		45,238		39,800		30,742	25,771	22,262	20,318	19,134
58,105		46,353		44,091		39,555	39,099	32,616	27,746	27,430
$24,856		$22,185		$19,785		$18,575	$15,741	$14,575	$13,121	$11,252
46,658		43,196		43,836		44,320	44,233	44,403	44,183	44,326
1,702		1,728		1,818		1,815	1,830	1,783	1,864	1,902
6,750		4,685		4,482		3,833	3,205	2,855	2,542	2,585
$37.80		$43.31		$39.69		$42.13	$32.94	$25.50	$20.94	$22.88
24.45		19.75		28.00		25.75	24.00	19.13	15.25	16.38

Dividends

	For the Fiscal Year	2004	2003

Per Share Dividends:	First Quarter	$ 0.18	$ 0.15
	Second Quarter	$ 0.18	$ 0.15
	Third Quarter	$ 0.18	$ 0.15
	Fourth Quarter	$ 0.18	$ 0.15

		$ 0.72	$ 0.60

Valspar Annual Report 2004      7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion of financial condition and results of operations should be read in the context of this overview.

General Economic and Industry-Wide Factors

General economic conditions improved in 2004 but were partially offset by unprecedented raw material cost increases and some raw material shortages. Raw material costs remain a significant portion of our cost of goods sold.

Internal Business Performance

Despite the challenges posed by rising raw material prices and supply shortages, the Company had strong results across all of its businesses. The Company strengthened its balance sheet through repayment of approximately $59 million in debt in 2004, and $151 million in 2003, reducing the ratio of total debt to capital to 41.8% at the end of 2004, compared to 47.2% in 2003 and 55.7% in 2002. In 2004, the Company focused its efforts on mitigating the impact of raw material increases and supply shortages by implementing price increases across all the product lines and by continuing its efforts to improve manufacturing efficiencies and safety. The Company’s strong balance sheet will allow it to aggressively participate in future acquisition opportunities.

In January 2004, the Company acquired De Beer Lakfabrieken B.V., a manufacturer and distributor of automotive refinish coatings based in The Netherlands. In August 2004, the Company purchased selected assets of the forest products business of Associated Chemists, Inc. The combined purchase price for these two acquisitions was approximately $80 million, including acquired debt.

OPERATIONS 2004 VS. 2003

Net sales for the Company increased 8.6% to $2,440,692,000 in 2004 from $2,247,926,000 in 2003. Adjusting for the 53rd week in 2003, sales increased by 10.1%. Core sales growth was 5.8% after excluding the favorable impact of foreign currency of 2.4% and acquisitions of 1.9%.

Net sales of the Paints segment increased 11.3% to $802,114,000 in 2004 from $720,406,000 in 2003. Excluding the favorable impact of the De Beer acquisition and foreign currency, net sales growth in the Paints segment was 5.5%. Revenue growth in the Paints segment was primarily driven by strong sales to home improvement retailers. New color merchandising systems and expanded paint displays also contributed to the increase.

Net sales of the Coatings segment increased 6.7% to $1,412,569,000 in 2004 from $1,323,738,000 in 2003. Excluding the favorable impact of foreign currency and the acquisition of selected assets of Associated Chemists, Inc., net sales growth in the Coatings segment was 3.0%. Higher sales in the General Industrial and Coil product lines contributed to the increase.

The reported 2004 consolidated gross profit margin remained flat with 2003 at 31.4%. Included in the 2003 results was an $8,952,000 charge for estimated future claims expense associated with furniture protection plans, representing 0.4% of net sales. The charge related to higher than expected claims experienced by our furniture protection plans sold through U.S. furniture retailers. Rising raw material costs, principally in the second half of 2004, drove the 0.4% decline in margin in 2004 compared to 2003.

Operating expenses (research and development, selling, administrative and amortization) increased 3.4% to $494,623,000 (20.3% of net sales) in 2004 compared to $478,279,000 (21.3% of net sales) in 2003. Included in the 2003 results was a $15,548,000 charge for estimated future claims expense associated with our furniture protection plan business. A number of strategic initiatives and operational changes were implemented in this business in 2004 that successfully reduced the estimated future claims expense. These initiatives had a favorable 0.3% impact on expenses as a percentage of net sales in 2004, or $6,898,000. The dollar increase in operating expenses was primarily driven by acquisitions, additional merchandising expenses related to new product line roll-outs within the Paints segment and the weakened US dollar.

Earnings before interest and taxes (EBIT) of the Paints segment increased 10.1% from the prior year to $118,514,000. EBIT as a percent of net sales of the Paints segment decreased to 14.8% in 2004 compared to 14.9% in 2003. The decline in EBIT as a percent of net sales is due to higher raw material costs, offset by improved manufacturing performance and the De Beer acquisition. Foreign currency fluctuation had no material effect on EBIT of the Paints segment.

EBIT of the Coatings segment increased 4.4% from the prior year to $170,488,000. EBIT as a percent of net sales of the Coatings segment decreased to 12.1% in 2004 compared to 12.3% in 2003. The decline in EBIT as a percent of net sales is due to higher raw material costs, partially offset by improved manufacturing performance. Excluding the favorable impact of foreign currency, EBIT in the Coatings segment increased approximately 2% from the prior year.

Other expense increased to $2,424,000 in 2004 from $186,000 in 2003. The 2004 increase in expense was primarily due to the loss on the sale of assets.

Interest expense decreased to $41,399,000 in 2004 from $45,843,000 in 2003 due to lower debt levels, offset by an increase in average interest rates.

The effective tax rate decreased from 38.0% to 37.5% as a result of increased income in lower tax jurisdictions.

Net income for the full year was $142,836,000 or $2.71 per diluted share. On a year-over-year basis, diluted earnings per share increased 24.9% from 2003. The charges to 2003 earnings for estimated future claims expense associated with furniture protection plans were $24,500,000 (after-tax impact of $15,200,000 or $0.29 per share).

OPERATIONS 2003 VS. 2002

Net sales increased 5.7% to $2,247,926,000 in 2003 from $2,126,853,000 in 2002. Favorable foreign currency contributed 2.2% to the sales growth.

Net sales of the Paints segment increased 12.5% to $720,406,000 in 2003 from $640,516,000 in 2002. Excluding the favorable impact of foreign currency, net sales growth in the Paints segment was 11.6%. Strong sales of architectural paints, including the introduction of the Signature Colors® brand of paint at Lowe’s, plus the benefit of a 53rd week in fiscal 2003, contributed to the increase.

Net sales of the Coatings segment increased 2.0% to $1,323,738,000 in 2003 from $1,297,319,000 in 2002. Excluding the favorable impact of foreign currency, net sales in the Coatings segment were flat with 2002. The economic recession, weak industrial economy, SARS epidemic and the war in Iraq negatively impacted sales growth in the Coatings segment in 2003.

The consolidated gross profit margin decreased to 31.4% in 2003 from 32.8% in 2002. Included in the 2003 results was an $8,952,000 charge for estimated future claims expense associated with furniture protection plans, representing 0.4% of net sales. The charge related to higher than expected claims experienced by our furniture protection plans sold through U.S. furniture retailers. We responded with operational changes to address this issue, including discontinuing sales of a comprehensive furniture protection plan that came with the Lilly Industries, Inc. acquisition. The earnings charge relates to future claims expense due primarily to this discontinued program. Additionally, rising raw material costs and manufacturing inefficiencies driven by producing an increasing number of small batches accounted for the remaining decline in gross margin.

Operating expenses (research and development, selling, administrative and amortization) increased 7.0% to $478,279,000 (21.3% of net sales) in 2003 compared to $447,064,000 (21.0% of net sales) in 2002. Included in the 2003 results was a $15,548,000 charge for estimated future claims expense associated with furniture protection plans, which accounted for 3.5% of the 7.0% expense increase from 2002. The remaining increase in operating expenses was primarily driven by the weakened US dollar and continued investment in the Asia Pacific infrastructure.

8      Valspar Annual Report 2004

Earnings before interest and taxes (EBIT) of the Paints segment increased 5.9% from the prior year to $107,597,000. As a percent of net sales of the Paints segment, EBIT of the Paints segment decreased to 14.9% in 2003 compared to 15.9% in 2002. The decline in margin was principally due to rising raw material costs. Foreign currency fluctuation had no material effect on EBIT of the Paints segment.

EBIT of the Coatings segment increased 0.5% from the prior year to $163,335,000. As a percent of net sales of the Coatings segment, EBIT of the Coatings segment decreased to 12.3% compared to 12.5% in 2002. Excluding the favorable effect of foreign currency, EBIT for the Coatings segment decreased approximately 2% from the prior year.

Other expense decreased to $186,000 in 2003 from $2,346,000 in 2002. The 2003 reduction in expense was due to a reduction in foreign currency losses from 2002.

Interest expense decreased to $45,843,000 in 2003 from $48,711,000 in 2002 due to lower debt levels, offset by an increase in interest rates and one additional week as compared to the previous year.

The effective tax rate decreased from 39.5% to 38.0% as a result of increased income in lower tax jurisdictions.

Net income for the full year was $112,514,000 or $2.17 per diluted share. On a year-over-year basis, diluted earnings per share decreased 7.3%. The charges to 2003 earnings for estimated future claims expense associated with furniture protection plans were $24,500,000 (after-tax impact of $15,200,000 or $0.29 per share).

FINANCIAL CONDITION

Cash provided by operating activities was $245,465,000 in 2004 compared with $250,062,000 in 2003 and $215,242,000 in 2002. In 2004, the cash provided by operating activities and current cash balances was used to fund $61,375,000 in capital expenditures, $36,911,000 in dividend payments, $72,585,000 in acquisitions and $75,871,000 in debt reduction. Foreign currency translation of $9,100,000 and assumed debt from the De Beer acquisition of $8,100,000 partially offset the debt reduction.

Accounts Receivable increased $6,624,000 primarily due to increased sales volume in all segments in 2004. Inventories and other assets increased $16,054,000 primarily due to the new color merchandising program for the Paints segment and increased inventory levels. Accounts payable, accrued liabilities and deferred liabilities increased $35,121,000, primarily due to an increase in accounts payable and the growth in liabilities from the sale of furniture protection plans driven by significant price increases in 2004.

Capital expenditures for property, plant and equipment were $61,375,000 in 2004, compared with $51,042,000 in 2003. The Company anticipates capital spending in fiscal 2005 to be approximately $62,500,000.

The ratio of total debt to capital decreased to 41.8% at the end of 2004 compared to 47.2% in 2003. Average debt outstanding during 2004 was $801,420,000 at a weighted average interest rate of 5.17% versus $900,524,000 at 5.09% last year, decreasing the current year’s interest expense to $41,399,000 from $45,843,000 in the prior year.

Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the multi-currency credit facilities, bi-lateral bank notes, senior notes, industrial development bonds and rent payments under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes the Company’s fixed cash obligations as of October 29, 2004 for the fiscal years ending in October:

(Dollars in thousands)	2005	2006	2007	2008	2009	2010 and thereafter	Total

Notes to Banks	168,181	83,902	—	—	2,668	—	254,751
Senior Notes	—	—	350,000	100,000	—	—	450,000
Industrial Development Bonds	27	—	—	—	—	12,503	12,530
Operating Leases	16,487	14,171	9,694	2,453	2,036	4,135	48,976

Total Contractual Cash Obligations	184,695	98,073	359,694	102,453	4,704	16,638	766,257

At October 29, 2004, the Company had unused lines of credit available from banks of $1,192,039,000. Effective November 1, 2004 the Company voluntarily reduced the five-year credit facility expiring on November 17, 2005 from $1,000,000,000 to $500,000,000. The reduction was not in response to any contractual requirement or request of the lenders, and will reduce the facility fee paid by the Company on the unused portion of the commitment.

Common stock dividends of $36,911,000 in 2004 represented an 22.0% increase over 2003. The annual dividend in 2004 was increased to $0.72 per share from $0.60 per share in 2003.

The Company has continuing authorization to purchase shares of its common stock at management’s discretion for general corporate purposes. Shares repurchased in 2004 were 121,000 shares totaling $5,550,000. There were no purchases in 2003 or 2002.

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

The Company is involved in a variety of legal claims and proceedings relating to personal injury, product liability, warranties, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. These claims and proceedings include cases where the Company is one of a number of defendants in proceedings alleging that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals or other ingredients used in the production of some of the Company’s products or waste disposal. The Company believes these claims and proceedings are not out of the ordinary course for a business of the type and size in which it is engaged. While the Company is unable to predict the ultimate outcome of these claims and proceedings, management believes there is not a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the Company’s financial condition or results of operations.

CRITICAL ACCOUNTING POLICIES

The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance

Valspar Annual Report 2004      9

with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of the financial statements. The Company regularly reviews its estimates and assumptions, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies are affected by significant judgments and estimates used in the preparation of its consolidated financial statements and that the judgments and estimates are reasonable:

Revenue Recognition

Other than extended furniture protection plans, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in revenue as the products are sold. The Company sells extended furniture protection plans for which revenue is deferred and recognized over the contract life. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized on this basis. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified.

Supplier and Customer Rebates

The Company records supplier and customer rebates as a component of cost of goods sold or a reduction to revenue, respectively, as they are earned, in accordance with the underlying agreement. The customer rebate estimate is developed based on historical experience plus current activity for the customer’s purchases. Customer rebates that increase based on different levels of sales volume are recognized immediately when the current activity plus expected volume triggers a higher earned rebate. The supplier rebate estimate is developed based on historical experience plus current activity for the Company’s purchases. Supplier rebates that increase based on different levels of purchases are recognized when there is certainty that the current level of purchases will trigger a higher earned rebate.

Valuation of Long-Lived, Intangible Assets and Goodwill

The Company records the excess of purchase price over the fair value of net tangible assets of acquired companies as goodwill or other intangible assets. The Company accounts for goodwill and intangible assets with indefinite lives under Statement of Financial Accounting Standards No. 142 (SFAS 142) “Goodwill and Other Intangible Assets,” which requires goodwill and intangible assets with indefinite lives to be tested for impairment at least annually.

Pension Obligations

The Company sponsors several defined benefit plans for certain hourly, salaried and foreign employees. The Company accounts for its defined benefit pension plans in accordance with GAAP, which requires the amount recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. A change in these assumptions could cause actual results to differ from those reported. A reduction of 50 basis points in the long-term rate of return and a reduction of 50 basis points in the discount rate would have increased the Company’s pension expense $1,300,000 in 2004.

Workers’ Compensation and General Product Liability

The Company is insured for workers’ compensation, general liability, property, and automotive liability losses subject to per occurrence deductibles and aggregate annual liability limitations. The liability for claims incurred but not reported is determined on an actuarial basis. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. The Company is self-insured for health care claims for eligible participating employees. Management estimates consider historical claims experience, escalating medical cost trends and expected timing of claim payments.

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

The Company is also subject to interest rate risk. At October 29, 2004, approximately 37% of the Company’s total debt consisted of floating rate debt. If interest rates were to increase 10% from the rates in effect on October 29, 2004, assuming no change in debt balances, the additional interest expense would not have a material effect on the Company’s results of operations or financial position.

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

10      Valspar Annual Report 2004

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

		October 29, 2004	October 31, 2003

ASSETS

Current Assets	Cash and cash equivalents	$54,143	$41,589
	Accounts and notes receivable, less allowances for
	doubtful accounts (2004 – $13,278; 2003 – $16,140)	411,635	385,178
	Inventories	210,554	192,251
	Deferred income taxes	34,898	38,396
	Prepaid expenses and other accounts	91,085	81,417

	Total Current Assets	802,315	738,831
Goodwill		996,562	961,915
Intangibles, net		320,733	287,133
Other Assets		63,082	73,843
Long-Term Deferred Income Taxes		23,135	20,583
Property, Plant and Equipment	Land	36,389	34,350
	Buildings	239,811	213,377
	Machinery and equipment	524,506	478,197

		800,706	725,924
	Less accumulated depreciation	372,275	311,705

	Net Property, Plant and Equipment	428,431	414,219

	Total Assets	$2,634,258	$2,496,524

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities	Notes payable to banks	$168,181	$26,200
	Trade accounts payable	234,446	202,713
	Income taxes	45,254	48,458
	Accrued liabilities	270,303	253,165
	Current portion of long-term debt	27	527

	Total Current Liabilities	718,211	531,063
Long-Term Debt, net of current portion		549,073	749,199
Deferred Income Taxes		203,608	187,280
Deferred Liabilities		163,003	159,665

	Total Liabilities	1,633,895	1,627,207

Stockholders’ Equity	Common stock (par value $0.50 per share;
	shares authorized 250,000,000; shares issued,
	including shares in treasury, 60,221,312)	30,110	30,110
	Additional paid-in capital	269,599	250,400
	Retained earnings	803,156	697,231
	Other	(60)	(5,735)

		1,102,805	972,006

	Less cost of common stock in treasury
	(2004 – 8,916,833)
	(2003 – 9,490,462)	102,442	102,689

	Total Stockholders’ Equity	1,000,363	869,317

	Total Liabilities and Stockholders’ Equity	$2,634,258	$2,496,524

See Notes to Consolidated Financial Statements

Valspar Annual Report 2004      11

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts)

For the Year Ended	October 29, 2004 (52 weeks)	October 31, 2003 (53 weeks)	October 25, 2002 (52 weeks)

Net Sales	$2,440,692	$2,247,926	$2,126,853
Cost and Expenses
Cost of sales	1,673,709	1,542,144	1,430,184
Research and development	75,880	69,667	65,924
Selling and administrative	414,264	404,149	376,277
Amortization expense	4,479	4,463	4,863

Income from Operations	272,360	227,503	249,605
Other expense(income), net	2,424	186	2,346
Interest expense	41,399	45,843	48,711

Income before Income Taxes	228,537	181,474	198,548
Income taxes	85,701	68,960	78,427

Net Income	$142,836	$112,514	$120,121
Net Income Per Common Share – Basic	$2.79	$2.23	$2.41
Net Income Per Common Share – Diluted	$2.71	$2.17	$2.34

See Notes to Consolidated Financial Statements

12      Valspar Annual Report 2004

STATEMENT OF CHANGES IN EQUITY
(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total

Balance October 26, 2001	$30,110	$216,756	$522,805	$(113,555)	$(1,551)	$654,565

Net Income	—	—	120,121	—	—	120,121
Foreign currency translation	—	—	—	—	(7,045)	(7,045)
Minimum pension liability adjustment,
net of tax of $13,790	—	—	—	—	(21,120)	(21,120)
Net unrealized loss on financial instruments,
net of tax of $1,199	—	—	—	—	(1,837)	(1,837)

Comprehensive income						$90,119

Restricted stock granted for 246,188 shares	—	7,227	—	2,672	—	9,899
Common stock options exercised of 414,015 shares	—	6,395	—	4,398	—	10,793
Cash dividends on common stock – $ 0.56 per share	—	—	(27,962)	—	—	(27,962)
Other	—	(215)	—	(1,580)	1,634	(161)

Balance October 25, 2002	$30,110	$230,163	$614,964	$(108,065)	$(29,919)	$737,253

Net income	—	—	112,514	—	—	112,514
Foreign currency translation	—	—	—	—	33,116	33,116
Minimum pension liability adjustment,
net of tax of $7,525	—	—	—	—	(12,278)	(12,278)
Net unrealized gain on financial instruments,
net of tax of $1,629	—	—	—	—	2,658	2,658

Comprehensive income						$136,010

Restricted stock granted for 102,641 shares	—	3,491	—	1,098	—	4,589
Common stock options exercised of 578,195 shares	—	16,746	—	4,278	—	21,024
Cash dividends on common stock – $ 0.60 per share	—	—	(30,247)	—	—	(30,247)
Other	—	—	—	—	688	688

Balance October 31, 2003	$30,110	$250,400	$697,231	$(102,689)	$(5,735)	$869,317

Net income	—	—	142,836	—	—	142,836
Foreign currency translation	—	—	—	—	9,612	9,612
Minimum pension liability adjustment,
net of tax of $2,386	—	—	—	—	(3,977)	(3,977)
Net unrealized loss on financial instruments,
net of tax of $278	—	—	—	—	(464)	(464)

Comprehensive income						$148,007

Restricted stock granted for 52,447 shares	—	2,008	—	568	—	2,576
Common stock options exercised of 692,878 shares	—	17,191	—	5,229	—	22,420
Purchase of Shares of Common Stock for Treasury
of 121,000 shares	—	—	—	(5,550)	—	(5,550)
Cash dividends on common stock – $0.72 per share	—	—	(36,911)	—	—	(36,911)
Other	—	—	—	—	504	504

Balance October 29, 2004	$30,110	$269,599	$803,156	$(102,442)	$(60)	$1,000,363

See Notes to Consolidated Financial Statements

Valspar Annual Report 2004      13

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Year Ended	October 29, 2004 (52 weeks)	October 31, 2003 (53 weeks)	October 25, 2002 (52 weeks)

Operating Activities	Net income	$142,836	$112,514	$120,121
	Adjustments to reconcile net
	income to net cash provided by(used in)
	operating activities:
	Depreciation	56,058	51,159	46,280
	Amortization	4,479	4,463	4,863
	Deferred income taxes	12,237	(6,804)	9,600
	Loss on sales or abandonment
	of property, plant and equipment	5,862	1,803	1,428
	Changes in certain assets and liabilities,
	net of effects of acquired businesses:
	Decrease (increase) in accounts and
	notes receivable	(6,624)	(437)	(19,941)
	Decrease (increase) in inventories and
	other assets	(16,054)	16,095	(21,658)
	Increase (decrease) in trade accounts
	payable and accrued liabilities	39,692	9,339	68,052
	Increase (decrease) in income taxes payable	1,492	29,795	(2,489)
	Increase (decrease) in other deferred liabilities	(4,571)	25,914	2,891
	Other	10,058	6,221	6,095
	Net Cash Provided by(Used in) Operating Activities	245,465	250,062	215,242

Investing Activities	Purchases of property, plant and equipment	(61,375)	(51,042)	(44,698)
	Acquired businesses, net of cash	(72,585)	—	(22,870)
	Divested businesses/assets	—	1,370	8,226
	Net Cash Provided by(Used in) Investing Activities	(133,960)	(49,672)	(59,342)

Financing Activities	Net proceeds from (payments on) borrowings	(75,871)	(168,072)	(136,155)
	Proceeds from sales of treasury stock	19,381	16,803	10,793
	Purchase of shares of Common Stock for treasury	(5,550)	—	—
	Dividends paid	(36,911)	(30,247)	(27,962)
	Net Cash Provided by(Used in) Financing Activities	(98,951)	(181,516)	(153,324)

	Increase (decrease) in cash and cash equivalents	12,554	18,874	2,576

Cash and Cash Equivalents at Beginning of Year		41,589	22,715	20,139
Cash and Cash Equivalents at End of Year		$54,143	$41,589	$22,715

See Notes to Consolidated Financial Statements

14      Valspar Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Valspar Corporation • Years Ended October 2004, 2003 and 2002
(Dollars in thousands, except per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year:   The Valspar Corporation has a 4-4-5 week accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal years 2004, 2003 and 2002 include 52, 53 and 52 weeks, respectively.

Principles of Consolidation:   The consolidated financial statements include the accounts of the parent company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Investments in which the Company has a 20 to 50 percent interest and where the Company does not have management control are accounted for using the equity method.

Estimates:   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition:   Other than extended furniture protection plans, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in revenue as the products are sold. The Company sells extended furniture protection plans for which revenue is deferred and recognized over the contract life. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized on this basis. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified.

Allowance for Doubtful Accounts:   The Company estimates the allowance for doubtful accounts by analyzing accounts receivable by age and applying the historical write-off over the past five year period. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

Cash Equivalents:   The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

Inventories:   Inventories are stated at the lower of cost or market. The Company’s domestic inventories are recorded on the last-in, first-out (LIFO) method. The remaining inventories are recorded using the first-in, first-out (FIFO) method.

Property, Plant and Equipment:   Property, plant and equipment are recorded at cost. Expenditures that improve or extend the life of the respective assets are capitalized, while maintenance and repairs are expensed as incurred. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using the straight-line method.

Impairment of Long-Lived Assets:   The Company evaluates long-lived assets, including intangible assets with finite lives, in compliance with Statement of Financial Accounting Standards 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss is recognized whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. In applying SFAS 144, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments.

Goodwill and Indefinite-Lived Intangible Assets:   Indefinite-lived intangible assets, including goodwill, are carried at cost. Statement of Financial Accounting Standards 142 (SFAS 142) “Goodwill and Other Intangible Assets” prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives using the straight-line method (10 to 40 years). Management reviews goodwill and indefinite-lived intangible assets for impairment annually on the first day of the fourth quarter, or more frequently if a change in circumstances or occurrence of events suggests the remaining value may not be recoverable. The test for impairment of goodwill and indefinite-lived intangible assets requires management to make estimates about fair value, most of which are based on projected future cash flows. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. Management completed its annual impairment tests in the fourth quarter of fiscal 2004 and determined that goodwill and intangible assets with indefinite useful lives were not impaired.

Stock-Based Compensation:   The Company has stock-based employee compensation plans comprised primarily of fixed stock options. The Company has not adopted the fair value method under SFAS 123 to expense stock options, but continues to apply Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plans as the exercise price equals or exceeds the market price of the underlying stock on the date of grant. Had compensation expense for the stock option plans been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company’s net income and earnings per share would have been reported as follows:

	2004	2003	2002
Net earnings, as reported	$142,836	$112,514	$120,121

Add: Stock-based employee
compensation expense included
in reported net income,
net of related tax effects	—	—	3,750
Deduct: Total stock-based
employee compensation
expense determined under
fair value based method for
all awards, net of related
tax effects	6,748	7,478	12,316

Pro forma net income	136,088	105,036	111,555

Earnings per share:

Basic – as reported	2.79	2.23	2.41

Basic – pro forma	2.66	2.08	2.24

Diluted – as reported	2.71	2.17	2.34

Diluted – pro forma	2.58	2.02	2.17

Valspar Annual Report 2004      15

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield	1.5%	1.5%	1.5%
Expected stock price volatility	28.0%	25.2%	33.2%
Risk-free interest rate	3.6%	3.6%	2.9%
Expected life of options	6 years	6 years	6 years

The weighted average fair value for options granted during 2004, 2003 and 2002 is $13.42, $11.97, and $13.00 per share, respectively.

Contingent Liabilities:   The Company is involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. The Company engages or participates in remedial and other environmental compliance activities at certain of these sites. At other sites, the Company has been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. The Company’s management reviews each individual site, considering the number of parties involved, the level of potential liability or contribution of the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates the remediation or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

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

The Company is involved in a variety of legal claims and proceedings relating to personal injury, product liability, warranties, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. These claims and proceedings include cases where the Company is one of a number of defendants in proceedings alleging that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals or other ingredients used in the production of some of the Company’s products or waste disposal. The Company believes these claims and proceedings are not out of the ordinary course for a business of the type and size in which it is engaged. While the Company is unable to predict the ultimate outcome of these claims and proceedings, management believes there is not a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the Company’s financial condition or results of operations.

Foreign Currency:   Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of stockholders’ equity (accumulated other comprehensive income). Gains and losses from foreign currency transactions are included in other expense(income), net.

Net Income Per Share: The following table reflects the components of common shares outstanding for the three most recent fiscal years in accordance with SFAS 128:

	2004	2003	2002
Weighted – average common
shares outstanding – basic	51,202,179	50,435,929	49,892,689
Dilutive effect of stock options	1,506,935	1,488,351	1,477,720

Equivalent average common
shares outstanding – diluted	52,709,114	51,924,280	51,370,409

Under the provisions of SFAS 128, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding is increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Potential common shares of 795,362, 79,928 and 20,856 related to the Company’s outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for 2004, 2003 and 2002, respectively, as inclusion of these shares would have been antidilutive.

Financial Instruments:   All financial instruments are held for purposes other than trading. See Note 6 to the Consolidated Financial Statements for additional information.

Accumulated Other Comprehensive Income:

	Year ended October 29, 2004	Year ended October 31, 2003	Year ended October 25, 2002

Foreign currency translation	$37,161	$27,549	$(5,567)
Minimum pension liability	(37,375)	(33,398)	(21,120)
Net unrealized gain (loss)
on financial instruments	357	821	(1,837)
Other	(203)	(707)	(1,395)

Accumulated other
comprehensive income (loss)	$(60)	$(5,735)	$(29,919)

Research and Development:   Research and development is expensed as incurred.

Reclassification:   Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE 2 – ACQUISITIONS AND DIVESTITURES

In August 2004, the Company purchased selected assets of the forest products coatings business of Associated Chemists, Inc. Revenues of the acquired business for the calendar year 2003 were approximately $28,000. This transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

In January 2004, the Company acquired De Beer Lakfabrieken B.V., a manufacturer and distributor of automotive refinish coatings based in The Netherlands. De Beer’s revenue for calendar year 2003 were approximately 39,000 Euros (approximately $50,000 at time of acquisition). The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

16      Valspar Annual Report 2004

In March 2002, the Company purchased from its joint venture partner the remaining 20% interest in Dyflex B.V., a resin manufacturer in the Netherlands. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

In December 2001, the Valspar Renner joint venture acquired a plant from Renner Herrmann S.A. (a Brazilian company), and in January 2002, the Company acquired the remaining 50% interest in the Valspar Renner joint venture. Valspar Renner supplies packaging coatings and metal decorating inks to the South American market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

Effective November 30, 2001, the Company acquired the coil, spray-applied door, and rigid packaging coatings businesses of Technical Coatings Co., a subsidiary of Benjamin Moore and Co. Revenues for these businesses were $25,000 in 2001. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

NOTE 3 – INVENTORIES

The major classes of inventories consist of the following:

	2004	2003

Manufactured products	$131,312	$115,091

Raw Materials, supplies and work-in-progress	79,242	77,160

	$210,554	$192,251

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $126,414 at October 29, 2004 and $119,269 at October 31, 2003, approximately $37,743 and $30,295 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE 4 – TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $40,141 and $36,499 of issued checks, which had not cleared the Company’s bank accounts as of October 29, 2004 and October 31, 2003, respectively.

Accrued liabilities include the following:

	2004	2003

Employee compensation	$86,086	$82,599

Uninsured loss reserves	65,298	46,250

Customer volume rebates and incentives	51,353	54,707

Contribution to employees’ retirement trusts	15,205	8,921

Interest	12,893	13,865

Taxes, insurance, professional fees and services	11,040	12,247

Advertising and promotions	10,655	13,579

Other	17,773	20,997

	$270,303	$253,165

NOTE 5 — LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

	2004	2003
Notes to banks
(2.81% – 6.175% at October 29, 2004)	$86,570	$286,672

Senior notes
(6.00% – 7.75% at October 29, 2004 payable
in 2007 and 2008)	450,000	450,000

Industrial development bonds
(1.86% – 1.91% at October 29, 2004 payable
in 2014 and 2015)	12,530	12,555

Obligations under capital lease
(7.5% at October 31, 2003, paid during 2004)	—	499

	549,100	749,726
Less Current maturities	(27)	(527)

	$549,073	$749,199

At October 29, 2004, the Company had a five-year $1,000,000 unsecured committed revolving multi-currency credit facility with a syndicate of banks maturing on November 17, 2005. Under this facility, the Company can borrow at optional interest rates of prime or IBOR-based rates. Included in the $1,000,000 credit facility are notes to banks totaling $46,404 at October 29, 2004 and $284,074 at October 31, 2003. The future maturities of the long-term debt are as follows:

Maturities
2005	$27
2006	83,902
2007	350,000
2008	100,000
Thereafter	15,171

The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 29, 2004. The fair market value of the senior notes as of October 29, 2004 is approximately $483,000. The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $1,192,039 at October 29, 2004 and $866,496 at October 31, 2003. Effective November 1, 2004, the Company reduced the five-year facility from $1,000,000 to $500,000.

Under other short-term bank lines of credit around the world, the Company may borrow up to $346,015 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annual rate of 2.25% in 2004 and 3.57% in 2003.

As discussed in Note 6, the Company also entered into various interest-rate swap arrangements to modify the interest characteristics of the revolving multi-currency credit facility, uncommitted borrowings and the senior notes so that the interest associated with these debt instruments effectively becomes fixed or variable, respectively.

Interest paid during 2004, 2003 and 2002 was $42,453, $45,592 and $36,825, respectively.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company’s involvement with derivative financial instruments is limited principally to managing well-defined interest rate and foreign currency exchange risks. Forward foreign currency exchange contracts are used primarily to hedge the impact of currency fluctuations on inter-company and third party transactions.

Valspar Annual Report 2004      17

The Company also holds interest rate swaps used to manage the interest rate risk associated with its borrowings. The interest rate swap contracts are reflected at fair value in the condensed consolidated balance sheets. Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. Credit risk is only applicable to gains on derivatives.

At October 29, 2004, the Company had $100,000 notional amount interest rate swap contracts designated as cash flow hedges to pay fixed rates of interest and receive variable rates of interest based on LIBOR. This contract began during fiscal 2004 and will mature during fiscal 2008. Additionally, during fiscal 2004, the Company had $100,000 notional amount interest rate swap contracts mature. These contracts were designated as cash flow hedges and paid fixed rates of interest and received variable rates of interest based on LIBOR. At October 29, 2004, the Company also had a $100,000 notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on LIBOR, maturing during fiscal 2008. As the critical terms of the interest rate swaps and hedged debt match, there is an assumption of no ineffectiveness for these hedges.

NOTE 7 – GUARANTEES AND CONTRACTUAL OBLIGATIONS

In November 2002, the FASB issued Interpretation 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The interpretation requires disclosure in periodic financial statements of certain guarantee arrangements. The interpretation also clarifies situations where a guarantor is required to recognize the fair value of certain guarantees in the financial statements. The Company does not have any guarantees that require recognition at fair value under the interpretation.

The Company sells extended furniture protection plans and offers warranties for certain products. Revenue related to the furniture protection plans is deferred and recognized over the contract life. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized on this basis. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified. For product warranties, the Company estimates the costs that may be incurred under these warranties based on historical claims data and records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of these recorded amounts and adjusts as necessary.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. Extended furniture protection plans entered into by the Company have fixed prices. To the extent the actual costs to complete contracts are higher than the amounts estimated as of the date of the financial statements, gross margin would be negatively affected in future quarters when the Company revises its estimates. The Company’s practice is to revise estimates as soon as such changes in estimates become known.

Changes in the recorded amounts, both short and long-term, during the period are as follows (in thousands):

Balance, October 31, 2003	$82,128

Additional accrual made during the period	37,237

Payments made during the period	(30,989)

Balance, October 29, 2004	$88,376

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for goodwill and intangible assets with indefinite lives under SFAS 142, which requires goodwill and intangible assets with indefinite lives be tested for impairment at least annually.

As required by SFAS 142, the Company continues to amortize intangibles with finite lives. Included in intangible assets are patents, trademarks, trade names, customer lists and technology.

The changes in the carrying amount of goodwill and intangible assets for the fiscal year ended October 29, 2004 are as follows:

Balance as of October 31, 2003	$961,915

Goodwill acquired during period	26,809

Currency translation	7,838

Balance as of October 29, 2004	$996,562

Information regarding the Company’s other intangible assets is as follows:

	Estimated Useful Life	Carrying Amount	Accumulated Amortization	Net

As of October 29, 2004

Customer Lists	40 years	$147,087	$(16,516)	$130,571

Technology	Indefinite	134,342	—	134,342

Trademarks	Indefinite	50,542	—	50,542

Other	10 years	10,897	(5,619)	5,278

		$342,868	$(22,135)	$320,733

As of October 31, 2003

Customer Lists	40 years	$134,279	$(13,228)	$121,051

Technology	Indefinite	111,762	—	111,762

Trademarks	Indefinite	47,851	—	47,851

Other	10 years	10,897	(4,428)	6,469

		$304,789	$(17,656)	$287,133

Amortization lives are based on management’s estimates, using independent appraisals for a majority of the other intangible assets. Amortization lives for intangible assets range from 10 to 40 years. The remaining life averages for assets included in the Customer List and Other categories are 38 years and 8 years, respectively.

Total amortization expense was $4,479, $4,463 and $4,863 in 2004, 2003 and 2002, respectively. Estimated amortization expense for each of the five succeeding fiscal years based on intangibles assets as of October 29, 2004 is expected to be approximately $4,800 annually.

NOTE 9 – STOCK PLANS

Stock Options:   Under the Company’s Stock Option Plans, options for the purchase of up to 10,250,000 shares of common stock may be granted to officers, employees and non-employee directors. Options are issued at market value at the date of grant and are exercisable in full or in part over a three-year vesting period, with a maximum life of 10 years.

Stock option activity for the three years ended October 29, 2004 is summarized as follows:

	Shares Reserved	Options Outstanding	Weighted Average Exercise Price per share

October 26, 2001 Balance	1,622,196	5,654,389	$30.64
Granted	(1,009,099)	1,009,099	41.23
Exercised	–	(414,015)	26.18
Canceled	56,520	(56,520)	33.97

October 25, 2002 Balance	669,617	6,192,953	$32.63
Shares Reserved	2,000,000	–	–
Granted	(812,508)	812,508	47.79
Exercised	–	(578,195)	28.60
Canceled	93,040	(93,040)	35.02

October 31, 2003 Balance	1,950,149	6,334,226	$34.91
Granted	(733,940)	733,940	46.69
Exercised	–	(692,878)	27.97
Canceled	220,628	(220,628)	39.61

October 29, 2004 Balance	1,436,837	6,154,660	$36.93

18      Valspar Annual Report 2004

Options outstanding at October 29, 2004 had an average remaining contractual life of 6.65 years. Options exercisable of 4,713,986 at October 29, 2004, 4,244,247 at October 31, 2003, and 3,434,117 at October 25, 2002 had weighted average exercise prices of $33.83, $31.76, and $29.70 respectively. The exercise price for options outstanding as of October 29, 2004 range from $17.25 to $48.81, with 1,479,350 shares outstanding in the $17.25 – $30.00 range, 1,805,632 shares outstanding in the $30.01 – $40.00 range and 1,429,004 shares outstanding in the $40.01 – $48.81 range.

Employee Stock Ownership Plans:   Under the Company’s Employee Stock Ownership Plans, substantially all of the Company’s domestic employees are eligible to participate and may contribute up to 20% of their eligible compensation (up to 8% for Highly Compensated Employees) subject to Section 401 and 415 limits. The Company matches one-half of employee contributions up to 3% of employees’ compensation. Based on the financial performance of the Company, there may be an additional 50% match up to 3%. The Company’s contributions were $5,345, $4,745 and $7,348 for 2004, 2003 and 2002, respectively.

Key Employee Bonus Plan:   In 1993, the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant. There were approximately 522,000 shares available for grant under this plan as of October 29, 2004.

Stock Incentive Plan:   In 2001, the Company established a Stock Incentive Plan for certain employees. The Plan is used to award restricted shares on a discretionary basis for outstanding performance so that the Company can maintain a competitive position to attract and retain personnel necessary for continued growth and profitability. There were approximately 792,000 shares available for grant under this plan as of October 29, 2004.

Executive Retirement Plans:   The Company has several qualified Supplemental Executive Retirement Plans (SERPs) to provide designated executives with retirement, death and disability benefits. Annual benefits under the SERPs are based on years of service and individual compensation near retirement.

NOTE 10 – INCOME TAXES

Income before income taxes consisted of the following:

Year Ended	2004	2003	2002
Domestic	$180,952	$144,851	$167,455
Foreign	47,585	36,623	31,093

	$228,537	$181,474	$198,548

Significant components of the provision for income taxes are as follows:

Year Ended	2004	2003	2002
Current
Federal	$56,562	$52,736	$39,296
State	5,970	5,529	2,709
Foreign	18,824	14,106	11,605

Total Current	81,356	72,371	53,610

Deferred
Federal	7,528	(5,907)	20,450
State	(2,387)	2,854	4,820
Foreign	(796)	(358)	(453)

Total Deferred	4,345	(3,411)	24,817

Total Income Taxes	$85,701	$68,960	$78,427

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2004	2003	2002
Deferred tax assets:
Product liability accruals	$7,331	$8,269	$4,209
Insurance accruals	3,014	2,975	3,457
Deferred compensation	9,908	10,601	10,189
Deferred revenue	23,737	20,376	12,452
Workers’ compensation accruals	2,626	2,555	2,309
Employee compensation accruals	5,572	5,298	4,873
Pension	8,051	6,099	4,365
Other	14,210	16,985	19,595

Total deferred tax assets	74,449	73,158	61,449

Deferred tax liabilities:
Tax in excess of book depreciation	(43,591)	(41,114)	(43,711)
Amortization	(155,828)	(146,704)	(143,757)
Other	(20,605)	(13,641)	(9,086)

Total deferred tax liabilities	(220,024)	(201,459)	(196,554)

Net deferred tax liabilities	$(145,575)	$(128,301)	$(135,105)

A reconciliation of income tax computed at the U.S. Federal statutory tax rate to the effective income tax rate is as follows:

	2004	2003		2002
Tax at U.S. statutory rate	35.0%	35.0%		35.0%
State income taxes, net of federal benefit	2.3%	3.1%		3.0%
Non-U.S. taxes	0.1%	(0.7%	)	(0.6%	)
Other	0.1%	0.6%		2.1%

	37.5%	38.0%		39.5%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $143,106 at October 29, 2004. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

The Company is in the process of determining whether it will elect to utilize provisions of the American Jobs Creation Act of 2004, which provides a one-time election to repatriate earnings from foreign subsidiaries at a reduced US tax rate.

Income taxes paid during 2004, 2003 and 2002 were $70,552, $42,026 and $58,074, respectively.

Valspar Annual Report 2004      19

NOTE 11 – LEASING ARRANGEMENTS

The Company has operating lease commitments outstanding at October 29, 2004, for plant and warehouse equipment, office and warehouse space and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

Minimum Lease Payments
2005	$16,487
2006	14,171
2007	9,694
2008	2,453
2009	2,036
2010 and beyond	4,135

$48,976

Rent expense for operating leases was $20,887 in 2004, $18,956 in 2003 and $17,761 in 2002.

NOTE 12 – LITIGATION

The Company is involved in a variety of legal claims and proceedings relating to personal injury, product liability, warranties, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. These claims and proceedings include cases where the Company is one of a number of defendants in proceedings alleging that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals or other ingredients used in the production of some of the Company’s products or waste disposal. The Company believes these claims and proceedings are not out of the ordinary course for a business of the type and size in which it is engaged. While the Company is unable to predict the ultimate outcome of these claims and proceedings, management believes there is not a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the Company’s financial condition or results of operations.

NOTE 13 – PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Profit Sharing Plan:   The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on earnings growth as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $16,632, $12,767 and $14,576 for 2004, 2003 and 2002, respectively.

Pension Plans:   The Company also sponsors several defined benefit pension plans for certain hourly, salaried and foreign employees. The benefits for most of these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions. During fiscal year 2004, the Company made discretionary contributions of approximately $10,000 to its pension plans. For the fiscal year ending October 28, 2005, the Company expects its total contributions to be $10,800. The measurement date for both the U.S. and non-U.S. plans is July 31.

The cost of the pension benefits is as follows:

Net Periodic Cost	2004	2003	2002
Service cost	$2,091	$1,945	$1,869
Interest cost	10,342	9,877	9,266
Expected return on plan assets	(12,360)	(12,170)	(12,461)
Amortization of transition asset obligation	(122)	(263)	(322)
Amortization of prior service cost	874	906	918
Recognized actuarial loss	2,942	1,423	600

Net-periodic benefit cost	$3,767	$1,718	$(130)

The plans’ funded status is shown below, along with a description of how the status changed during the past two years. The benefit obligation is the projected benefit obligation—the actuarial present value, as of a date, of all benefits attributed by the pension benefit formula to employee service rendered prior to that date. In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no economic benefit.

Change in Benefit Obligation	2004	2003
Benefit obligation at beginning of year	$163,775	$147,147
Service cost	2,091	1,945
Interest cost	10,342	9,877
Plan participants’ contributions	289	215
Amendments	421	270
Acquisitions	3,087	–
Actuarial loss	14,114	9,785
Benefits paid	(8,617)	(7,899)
Currency impact	2,613	2,435

Benefit obligation at end of year	$188,115	$163,775

Change in Plan Assets	2004	2003
Fair value of plan assets at beginning of year	$120,996	$112,804
Actual return on plan assets	14,480	4,423
Employer contributions	10,039	10,256
Plan participants’ contributions	289	215
Benefit payments	(8,361)	(7,899)
Acquisitions	1,681	–
Currency impact	1,531	1,197

Fair value of plan assets at end of year	$140,655	$120,996

Funded Status	2004	2003
Funded status at end of year	$(47,460)	$(42,779)
Unrecognized transition asset	(401)	(357)
Unrecognized prior service cost	6,105	6,539
Unrecognized net loss	78,229	68,861

Net amount recognized in consolidated
balance sheet	$36,473	$32,264

Amounts recognized in the consolidated balance sheets were as follows:

	2004	2003
Prepaid benefit cost	$44,960	$36,787
Accrued benefit cost	(75,668)	(65,775)
Intangible asset	6,105	6,539
Accumulated other comprehensive loss	61,076	54,713

Net amount recognized in statement of
financial position	$36,473	$32,264

The Company’s pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets were as follows:

	2004	2003
Projected benefit obligation	$188,115	$163,775
Accumulated benefit obligation	171,336	152,018
Fair value of plan assets	140,497	120,375

Actuarial Assumptions:   The Company determines its actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits.

20      Valspar Annual Report 2004

Weighted-average assumptions used to determine net periodic benefit cost:

	2004	2003
Discount rate	5.50-6.50%	5.75-7.00%
Expected return on plan assets	5.50-8.50%	7.00-9.00%
Average increase in compensation	2.00-4.00%	2.00-2.50%

Weighted-average assumptions used to determine benefit obligation:

	2004	2003
Discount rate	5.25-6.50%	5.50-6.50%
Average increase in compensation	2.50-4.00%	2.00-4.00%

Investment Strategy:   The Company has a master trust that holds the assets for all the U.S. pension plans. For investment purposes the plans are managed in an identical way, as their objectives are similar. The Benefit Funds Investment Committee, along with assistance from external consultants, sets investment guidelines and makes asset allocation decisions. These are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. The Committee also oversees the selection of investment managers and monitors asset performance. As pension liabilities are long-term in nature, the Committee employs a long-term rate of return on plan assets approach for a prudent level of risk. Historical returns are considered as well as advice from investment experts. Annually, the Committee and the consultants review the risk versus the return of the investment portfolio to assess the long-term rate of return assumption.

The U.S. investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities and short and long-term fixed income securities. Among the equity investments there is also diversity of style, growth versus value. Plan assets did not include investments in the Company stock as of the reported dates. The Committee believes with prudent risk tolerance and asset diversification, the plans should be able to meet their pension obligations in the future.

The weighted average asset allocations for the past two fiscal years by asset category are as follows (the allocations are for the U.S. plans only, which represent 83% of total assets):

	Pension Allocation		Target Allocation
Asset Category	2004	2003	2004	2003
U.S. Equities	40%	45%	45%	45%
International Equities	8%	4%	5%	5%
Fixed Income	45%	50%	50%	50%
Other Assets	7%	1%	0%	0%

	100%	100%	100%	100%

The balance allocated to Other Assets as of the measurement date for 2004 was higher than the target allocation due to the fact that the Company made its annual funding contribution on the measurement date, and the cash had not yet been allocated to equity or debt securities.

Estimated Future Benefits:   The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Pension Benefits
2005	$9,186
2006	9,336
2007	9,546
2008	9,807
2009	10,137
2010 – 2014	54,994

$103,006

Post-retirement Medical Benefits:   In addition to the Company’s defined benefit pension plans, the Company sponsors a health care plan that provides post-retirement medical benefits for some of its executive employees. The Company’s policy is to fund these benefits as they are paid. The Company’s accrued post-retirement benefit liability recognized in the Company’s consolidated balance sheet was $7,326 and $6,403 at October 29, 2004 and October 31, 2003, respectively. Net periodic post-retirement expense was $2,092, $1,533 and $1,216 in 2004, 2003 and 2002, respectively.

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 6.00% at October 29, 2004 and 6.50% at October 31, 2003. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 9.00% in 2004. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.

NOTE 14 – SEGMENT INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information,” and based on the nature of the Company’s products, technology, manufacturing processes, customers and regulatory environment, the Company has determined that it operates its business in two reportable segments: Paints and Coatings.

SFAS 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and taxes (EBIT).

The Paints segment includes interior and exterior decorative paints, primers, varnishes and specialty decorative products, such as enamels, aerosols and faux finishes for the do-it-yourself and professional markets in North America. Other Paints products include automotive refinish paints and high performance floor paints.

The Coatings segment includes the products from the Industrial and Packaging product lines. Industrial products include a broad range of decorative and protective coatings for metal, wood, plastic and glass. Packaging products include both interior and exterior coatings used in rigid packaging containers, principally food containers and beverage cans. The products of this segment are sold throughout the world.

The Company’s remaining activities are included in All Other. These activities include specialty polymers and colorants that are used internally and sold to other coatings manufacturers, as well as composites (gelcoats and related products) and furniture protection plans. Also included within All Other are the administrative expenses of the Company’s corporate headquarters site. The administrative expenses include interest and amortization expense, certain environmental-related expenses and other expenses not directly allocated to any other operating segment.

In the following table, sales between segments are recorded at selling prices that are below market prices, generally intended to recover internal costs. Segment operating profit includes income realized on inter-segment sales. Identifiable assets are those directly identified with each reportable segment. Corporate assets included within All Other include cash and cash equivalents, deferred pension assets, intangibles and the headquarters property, plant and equipment. The accounting policies of the reportable

Valspar Annual Report 2004      21

segments are the same as those described in Note 1 – Significant Accounting Policies. Comparative segment data for the years ended 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Net Sales
Paints	$802,114	$720,406	$640,516
Coatings	1,412,569	1,323,738	1,297,319
All Other	318,142	284,926	269,920
Less Intersegment sales	(92,133)	(81,144)	(80,902)

	$2,440,692	$2,247,926	$2,126,853

EBIT
Paints	$118,514	$107,597	$101,627
Coatings	170,488	163,335	162,476
All Other	(19,066)	(43,615)	(16,844)

Total EBIT	$269,936	$227,317	$247,259

Interest Expense	$41,399	$45,843	$48,711

Income before Income Taxes	$228,537	$181,474	$198,548

Depreciation and Amortization
Paints	$9,553	$7,912	$6,585
Coatings	31,560	29,589	27,316
All Other	19,424	18,121	17,242

	$60,537	$55,622	$51,143

Identifiable Assets
Paints	$420,006	$333,180	$330,498
Coatings	1,792,135	1,753,419	1,701,648
All Other	422,117	409,925	387,406

	$2,634,258	$2,496,524	$2,419,552

Capital Expenditures
Paints	$12,706	$11,781	$8,297
Coatings	28,894	25,463	24,700
All Other	19,775	13,798	11,701

	$61,375	$51,042	$44,698

Geographic net sales are based on the country from which the customer was billed for the products sold. The United States is the largest country for customer sales. No single country outside the United States represents more than 10% of consolidated net sales. Long-lived assets include property, plant and equipment, intangibles and goodwill attributable to each country’s operations. No single country outside the United States represents more than 10% of consolidated long-lived assets. Net sales and long-lived assets by geographic region are as follows:

	2004	2003	2002
Net sales – External
United States	$1,735,400	$1,644,371	$1,597,262
Outside United States	705,292	603,555	529,591

	$2,440,692	$2,247,926	$2,126,853

	2004	2003	2002
Long-lived assets:
United States	$1,417,645	$1,394,516	$1,399,451
Outside United States	328,081	268,751	233,379

	$1,745,726	$1,663,267	$1,632,830

The Company has one significant customer whose net sales ranged from 15.0% to 17.0% of total sales over the last three years.

NOTE 15 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 29, 2004 and October 31, 2003:

	Net Sales	Gross Margin	Net Income	Net Income per Share – Diluted
2004 Quarter Ended
January 30	$501,591	$156,352	$18,386	$0.35
April 30	638,387	205,967	39,089	0.74
July 30	655,598	208,673	44,914	0.85
October 29	645,116	195,991	40,447	0.77

	$2,440,692	$766,983	$142,836	$2.71

2003 Quarter Ended
January 24	$468,971	$143,648	$15,618	$0.30
April 25	561,770	177,916	32,157	0.62
July 25	598,179	194,271	40,114	0.77
October 31	619,006	189,947	24,625	0.47

	$2,247,926	$705,782	$112,514	$2.17

In the fourth quarter of fiscal 2003, the Company recorded an after-tax earnings charge of $15,200 or $0.29 per share for estimated future claims expense associated with its furniture protection plans. During 2004, a number of strategic initiatives and operational changes were implemented. As a result, the claims experience of the business improved significantly and the estimated future claims expense for the Company’s furniture protection plans was reduced. This reduction generated an after-tax benefit of approximately $4,300, or $0.08 per share, in the fourth quarter of 2004.

NOTE 16 – RECENTLY ISSUED ACCOUNTING STANDARDS

Pension Plans:   In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits.” This standard increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. The expanded disclosures require that plan assets be segregated by category, such as debt, equity and real estate, and that disclosures on certain expected rates of return be incorporated. SFAS No. 132 (R) also will require the Company to disclose various elements of pension and post-retirement benefit costs in interim-period financial statements. The Company adopted SFAS No. 132 (R) for its plans in the fourth quarter of fiscal year 2004, resulting in additional disclosures in all periods presented in this report. Adoption did not have an impact on the Company’s statements of consolidated earnings, financial position or cash flows.

Share-Based Payments:   In March 2004, the FASB issued an Exposure Draft titled “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95.” The Exposure Draft would require the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the payment at the grant date. The Exposure Draft is not final and was subject to a comment period that ended on June 30, 2004 and the FASB continues to deliberate and propose revisions to the Exposure Draft. Although the provisions of the Exposure Draft are not final, the Exposure Draft is proposed to be effective starting with the first interim period beginning after June 15, 2005. We are currently assessing the potential impact the proposed Exposure Draft could have on our financial position and results of operations. We are currently evaluating option valuation methodologies and assumptions in light of the proposed FAS 123R related to employee stock options. Current estimates of option values using the Black-Scholes method may not be indicative of results from valuation methodologies ultimately adopted in the final rules.

22      Valspar Annual Report 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
The Valspar Corporation

We have audited the accompanying consolidated balance sheets of The Valspar Corporation and subsidiaries as of October 29, 2004 and October 31, 2003 and the related consolidated statements of income, statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended October 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valspar Corporation and subsidiaries at October 29, 2004 and October 31, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 29, 2004, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
November 19, 2004

Valspar Annual Report 2004      23