Form 10-K, Exhibit 13
period 2005-10-28
VALSPAR CORP
filed 2006-01-11
CIK 102741

Exhibit 13

ELEVEN YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)

	Fiscal Years	2005	2004	2003

Operating Results	Net Sales	$2,713,950	$2,440,692	$2,247,926
	Cost and Expenses
	Cost of Sales	1,910,085	1,676,272	1,542,144
	Operating Expense	533,002	494,623	478,279
	Restructuring Charge	-	-	-

	Income from Operations	270,863	269,797	227,503
	Other (Income) Expense - Net	621	(139)	186
	Interest Expense	44,522	41,399	45,843

	Income Before Income Taxes	225,720	228,537	181,474
	Net Income	147,618	142,836	112,514
	Net Income as a Percent of Sales	5.4%	5.9%	5.0%
	Return on Average Equity	14.3%	15.3%	14.0%
	Per Common Share:
	Net Income - Basic	$1.45	$1.39	$1.12
	Net Income - Diluted	1.42	1.35	1.08
	Dividends Paid	0.40	0.36	0.30
	Stockholders’ Equity	10.57	9.75	8.57

Financial Position	Total Assets	$2,761,163	$2,634,258	$2,496,524
	Working Capital at Year-End	239,573	84,104	207,768
	Property, Plant and Equipment, Net	427,822	428,431	414,219
	Long-Term Debt, Excluding Current Portion	706,415	549,073	749,199
	Stockholders’ Equity	1,061,092	1,000,363	869,317

Other Statistics	Property, Plant and Equipment Expenditures	$62,731	$61,375	$51,042
	Depreciation and Amortization Expense	68,395	60,537	55,622
	Research and Development Expense	79,286	75,880	69,667
	Total Cash Dividends	$40,658	$36,911	$30,247
	Average Diluted Common Shares Outstanding (000’s)	104,150	105,418	103,848
	Number of Stockholders	1,524	1,558	1,614
	Number of Employees at Year-End	7,540	7,504	7,013
	Market Price Range - Common Stock: High	$25.52	$25.76	$24.25
	Low	20.41	22.34	18.80

Reference is made to the Notes to Consolidated Financial Statements for a summary of accounting policies and additional information.

Per share data has been adjusted to reflect 2 for 1 stock splits effective in September 2005 and March 1997. The number of stockholders is based on record holders at year-end.

* Includes impact of pre-tax restructuring and other charges of $39,300, $(1,200) and $8,346 in 2001, 2000 and 1999, respectively.

Stock Information Stock traded on the New York Stock Exchange

	For the Fiscal Year	2005	2004

Market Price (high/low):	First Quarter	$25.52 - 23.13	$24.95 - 23.40

	Second Quarter	$24.62 - 20.41	$25.76 - 23.50

	Third Quarter	$24.95 - 20.63	$25.30 - 23.25

	Fourth Quarter	$24.89 - 20.88	$24.68 - 22.34

4	Celebrating 200 Years

	Fiscal Years	2002	2001		2000		1999

Operating Results	Net Sales	$2,126,853	$1,920,970		$1,483,320		$1,387,677
	Cost and Expenses
	Cost of Sales	1,430,184	1,346,934		1,039,267		960,395
	Operating Expense	447,064	391,184		281,318		273,925
	Restructuring Charge	-	21,930		(1,200)		8,346

	Income from Operations	249,605	160,922		163,935		145,011
	Other (Income) Expense - Net	2,346	(2,787)		200		(9,164)
	Interest Expense	48,711	72,559		21,989		19,089

	Income Before Income Taxes	198,548	91,150		141,746		135,086
	Net Income	120,121	51,500	*	86,466	*	82,142	*
	Net Income as a Percent of Sales	5.6%	2.7	%*	5.8	%*	5.9	%*
	Return on Average Equity	17.3%	9.4	%*	20.8	%*	22.4	%*
	Per Common Share:
	Net Income - Basic	$1.20	$0.56	*	$1.01	*	$0.95	*
	Net Income - Diluted	1.17	0.55	*	1.00	*	0.94	*
	Dividends Paid	0.28	0.27		0.26		0.23
	Stockholders’ Equity	7.36	6.61		5.15		4.58

Financial Position	Total Assets	$2,419,552	$2,226,070		$1,125,030		$1,110,720
	Working Capital at Year-End	203,057	216,589		199,576		140,216
	Property, Plant and Equipment, Net	402,475	411,179		298,747		312,133
	Long-Term Debt, Excluding Current Portion	885,819	1,005,731		300,300		298,874
	Stockholders’ Equity	737,253	654,565		437,571		393,756

Other Statistics	Property, Plant and Equipment Expenditures	$44,698	$36,200		$32,425		$31,400
	Depreciation and Amortization Expense	51,143	73,050		45,238		39,800
	Research and Development Expense	65,924	58,105		46,353		44,091
	Total Cash Dividends	$27,962	$24,856		$22,185		$19,785
	Average Diluted Common Shares Outstanding (000’s)	102,740	93,316		86,392		87,672
	Number of Stockholders	1,642	1,702		1,728		1,818
	Number of Employees at Year-End	7,058	6,750		4,685		4,482
	Market Price Range - Common Stock: High	$25.08	$18.90		$21.66		$19.85
	Low	16.50	12.23		9.88		14.00

	Fiscal Years	1998	1997		1996		1995

Operating Results	Net Sales	$1,155,134	$1,017,271		$859,799		$790,175
	Cost and Expenses
	Cost of Sales	803,240	698,474		594,935		561,170
	Operating Expense	230,152	206,834		169,873		146,344
	Restructuring Charge	-	-		-		-

	Income from Operations	121,742	111,963		94,991		82,661
	Other (Income) Expense - Net	(7,753)	(2,508)		(1,081)		(763)
	Interest Expense	10,707	5,294		3,029		4,216

	Income Before Income Taxes	118,788	109,177		93,043		79,208
	Net Income	72,130	65,877		55,893		47,520
	Net Income as a Percent of Sales	6.2%	6.5%		6.5%		6.0%
	Return on Average Equity	22.7%	24.0%		24.0%		24.4%
	Per Common Share:
	Net Income - Basic	$0.83	$0.76		$0.64		$0.54
	Net Income - Diluted	0.81	0.74		0.63		0.54
	Dividends Paid	0.21	0.18		0.17		0.15
	Stockholders’ Equity	3.92	3.38		2.89		2.41

Financial Position	Total Assets	$801,680	$615,470		$486,440		$398,199
	Working Capital at Year-End	158,085	97,427		96,130		90,995
	Property, Plant and Equipment, Net	233,482	185,748		153,819		130,404
	Long-Term Debt, Excluding Current Portion	164,768	35,844		31,948		21,658
	Stockholders’ Equity	340,188	295,065		253,703		212,115

Other Statistics	Property, Plant and Equipment Expenditures	$42,833	$48,131		$25,376		$38,982
	Depreciation and Amortization Expense	30,742	25,771		22,262		20,318
	Research and Development Expense	39,555	39,099		32,616		27,746
	Total Cash Dividends	$18,575	$15,741		$14,575		$13,121
	Average Diluted Common Shares Outstanding (000’s)	88,640	88,466		88,806		88,366
	Number of Stockholders	1,815	1,830		1,783		1,864
	Number of Employees at Year-End	3,833	3,205		2,855		2,542
	Market Price Range - Common Stock: High	$21.07	$16.47		$12.75		$10.47
	Low	12.88	12.00		9.57		7.63

Dividends

	For the Fiscal Year	2005	2004

Per Share Dividends:	First Quarter	$ 0.10	$ 0.09

	Second Quarter	$ 0.10	$ 0.09

	Third Quarter	$ 0.10	$ 0.09

	Fourth Quarter	$ 0.10	$ 0.09

		$ 0.40	$ 0.36

Valspar Annual Report 2005	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion of financial condition and results of operations should be read in the context of this overview.

General Economic and Industry-Wide Factors

General economic conditions improved in 2005. The Company’s sales increased compared to the prior year, primarily due to higher selling prices to customers. However, the Company continued to experience increases in the cost of raw materials, compared to the prior year period. This continues a trend of raw material cost increases that began in the second half of fiscal 2004. This factor reduced the Company’s gross margin from 2004 levels, although net income for the year was up slightly compared to the prior year period. The Company’s near-term ability to return to historical levels of gross margins depends on our ability to implement further price increases to offset increases in raw material costs.

Internal Business Performance

Despite the challenges posed by rising raw material prices and supply shortages, the Company had strong results across all of its businesses. The Company reduced the ratio of total debt to capital to 41.0% at the end of 2005, compared to 41.8% at the end of 2004 and 47.2% in 2003. In 2005, the Company focused its efforts on mitigating the impact of raw material increases and supply shortages by implementing price increases across all the product lines and by continuing its efforts to improve productivity and expand the supply base globally. The Company’s strong balance sheet will allow it to participate in future acquisition opportunities.

The Company’s overall raw material costs have increased by more than 20% over the past twenty-four months, and the Company increased prices across most product lines in an effort to recover raw material cost increases. The discrete impact of price increases on net sales is not apparent, as product mix changes from period to period, partly in response to price increases and partly in response to factors unrelated to price increases. The primary categories of raw materials purchased by the Company are pigments, resins, solvents and additives. The Company expects costs for many raw materials to continue to increase in 2006, and the Company expects to raise prices in an effort to recover continuing raw material cost increases.

In June 2005, the Company acquired the capital stock of Samuel Cabot Incorporated, a privately owned manufacturer of premium quality exterior and interior stains and finishes based in Newburyport, Massachusetts, for approximately $79,000,000.

In 2005, the Company announced a plan to rationalize its manufacturing capacity in order to increase productivity and improve service to customers. During 2005, we discontinued manufacturing at seven sites. As a result, certain assets have been written off or sold and severance costs have been recognized. The impact to 2005 results was immaterial. The Company announced additional plant closures and downsizings for 2006 and expects this will result in net after-tax charges to earnings of approximately $5,000,000 to $6,500,000.

OPERATIONS 2005 VS. 2004

Net sales for the Company increased 11.2% to $2,713,950,000 in 2005 from $2,440,692,000 in 2004. Sales growth was 7.7% after excluding the favorable impact of foreign currency of 1.4% and acquisitions of 2.1%.

Net sales of the Paints segment increased 8.4% to $869,347,000 in 2005 from $802,114,000 in 2004. Excluding the favorable impact of the Samuel Cabot acquisition, net sales growth in the Paints segment was 3.4%. Revenue growth in the Paints segment was primarily driven by favorable price/mix, partially offset by lower volumes in the architectural product line.

Net sales of the Coatings segment increased 11.4% to $1,573,067,000 in 2005 from $1,412,569,000 in 2004. Excluding the favorable impact of foreign currency, net sales growth in the Coatings segment was 8.4%. Higher selling prices to customers and stronger demand in international markets contributed to the increase.

The 2005 gross profit margin decreased to 29.6% from 31.3% as a result of continued increases in raw material costs during fiscal year 2005, partially offset by price increases. Strategic initiatives and operational changes implemented in our furniture protection plan business in 2004 and continued in 2005 resulted in lower claims experience. These changes had a favorable 0.2% impact on gross margins as a percentage of net sales in 2005, or $5,200,000.

Operating expenses (research and development, selling, administrative and amortization) increased 7.8% to $533,002,000 (19.6% of net sales) in 2005 compared to $494,623,000 (20.3% of net sales) in 2004. Included in the 2004 results was a $6,898,000 benefit for a reduction in estimated future claims expense in the furniture protection plan business. The benefit in 2005 was $2,800,000. Additionally, the dollar increase in operating expenses was driven by acquisitions and increased merchandising expense resulting from sales growth.

Earnings before interest and taxes (EBIT) of the Paints segment decreased 24.3% from the prior year to $89,691,000. EBIT as a percent of net sales of the Paints segment decreased to 10.3% in 2005 compared to 14.8% in 2004. The decline in EBIT as a percent of net sales is largely attributable to higher raw material costs, partially offset by price increases. Foreign currency fluctuation had no material effect on EBIT of the Paints segment.

EBIT of the Coatings segment increased 6.4% from the prior year to $181,375,000. EBIT as a percent of net sales of the Coatings segment decreased to 11.5% in 2005 compared to 12.1% in 2004. The decline in EBIT as a percent of net sales is due to higher raw material costs, partially offset by price increases. Excluding the favorable impact of foreign currency, EBIT in the Coatings segment increased approximately 3.0% from the prior year.

EBIT of the Company was flat compared to the prior year at $270,242,000. EBIT as a percent of net sales decreased to 10.0% in 2005 compared to 11.1% in 2004. The decline in EBIT as a percent of net sales is due to declines in the Paints and Coatings segments, offset primarily by improvements in our furniture protection plan product line and, to a limited extent, by double digit growth in our resin/colorant and gelcoat product lines. Our furniture protection plan, resin/colorant and gelcoat product lines comprise all of the product lines included in All Other.

Other expense increased to $621,000 in 2005 from other income of $139,000 in 2004.

Interest expense increased to $44,522,000 in 2005 from $41,399,000 in 2004, primarily due to increased average interest rates.

The effective tax rate decreased from 37.5% to 34.6% as a result of favorable tax adjustments related to prior years and improvement in the geographic mix of earnings.

Net income for the full year was $147,618,000 or $1.42 per diluted share. On a year-over-year basis, diluted earnings per share increased 5.2% from 2004.

OPERATIONS 2004 VS. 2003

Net sales for the Company increased 8.6% to $2,440,692,000 in 2004 from $2,247,926,000 in 2003. Adjusting for the 53rd week in 2003, sales increased by 10.1%. Sales growth was 5.8% after excluding the favorable impact of foreign currency of 2.4% and acquisitions of 1.9%.

Net sales of the Paints segment increased 11.3% to $802,114,000 in 2004 from $720,406,000 in 2003. Excluding the favorable impact of the De Beer acquisition, net sales growth in the Paints segment was 5.5%. Revenue growth in the Paints segment was primarily driven by strong sales to home improvement retailers. New color merchandising systems and expanded paint displays also contributed to the increase.

Net sales of the Coatings segment increased 6.7% to $1,412,569,000 in 2004 from $1,323,738,000 in 2003. Excluding the favorable impact of foreign currency and the acquisition of selected assets of Associated Chemists, Inc., net sales growth in the Coatings segment was 3.0%. Higher sales in the General Industrial and Coil product lines contributed to the increase.

The 2004 gross profit margin remained flat with 2003 at 31.3%. Included in the 2003 results was an $8,952,000 charge for estimated future claims expense associated with furniture protection plans, representing 0.4% of net sales. The charge related to higher than expected claims experienced by our furniture protection plans sold through U.S. furniture retailers. Rising raw material costs, principally in the second half of 2004, drove the 0.4% decline in margin in 2004 compared to 2003.

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

6	Celebrating 200 Years

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

EBIT of the Company increased 18.8% from the prior year to $269,936,000. EBIT as a percent of net sales increased to 11.1% in 2004 compared to 10.1% in 2003. The increase in EBIT as a percent of net sales was due almost exclusively to lower claims expense for our furniture protection plans, plus minor increases in our resin/colorant and gelcoat product lines (all included in All Other), partially offset by decreases in the Paints and Coatings segments. The improved claims experience in the furniture protection plan business resulted from strategic initiatives and operational changes implemented in 2004, generating a claims liability reduction of $6,898,000 in 2004 compared to a charge of $24,500,000 in 2003.

Other income increased to $139,000 in 2004 from other expense of $186,000 in 2003.

Interest expense decreased to $41,399,000 in 2004 from $45,843,000 in 2003 due to lower debt levels, offset by an increase in average interest rates.

The effective tax rate decreased from 38.0% to 37.5% as a result of an improvement in the geographic mix of earnings.

Net income for the full year was $142,836,000 or $1.35 per diluted share. On a year-over-year basis, diluted earnings per share increased 25.0% from 2003. The charges to 2003 earnings for estimated future claims expense associated with furniture protection plans were $24,500,000 (after-tax impact of $15,200,000 or $0.14 per share).

FINANCIAL CONDITION

Cash provided by operating activities was $231,129,000 in 2005 compared with $245,465,000 in 2004 and $250,062,000 in 2003. In 2005, the cash provided by operating activities and current cash balances was used to fund $62,731,000 in capital expenditures, $40,658,000 in dividend payments, $78,691,000 in acquisitions and $82,116,000 in share repurchases.

Accounts receivable increased $33,804,000, primarily due to increased pricing in all segments in 2005. Trade accounts payable and accrued liabilities increased by $23,820,000 as a result of increases in raw material costs. Income taxes payable increased by $24,413,000 as a result of the accelerated timing of deductions. Inventories and other assets increased $4,393,000, primarily due to raw material cost increases.

Capital expenditures for property, plant and equipment were $62,731,000 in 2005, compared with $61,375,000 in 2004. The Company anticipates capital spending in fiscal 2006 to be approximately $75,000,000.

The ratio of total debt to capital decreased to 41.0% at the end of 2005 compared to 41.8% in 2004. Average debt outstanding during 2005 was $805,763,000 at a weighted average interest rate of 5.53% versus $801,420,000 at 5.17% last year, increasing the current year’s interest expense to $44,522,000 from $41,399,000 in the prior year.

Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the multi-currency credit facilities, bi-lateral bank notes, senior notes, industrial development bonds, employee benefit plans, capital leases and non-cancelable operating leases with initial or remaining terms in excess of one year. Interest charges are variable and assumed at today’s rates.

The following table summarizes the Company’s fixed cash obligations as of October 28, 2005 for the fiscal years ending in October:

At October 28, 2005, the Company had unused lines of credit available from banks of $763,667,000. Effective October 2005, the Company entered into a five-year $500,000,000 credit facility expiring in October 2010, and terminated the existing $500,000,000 credit facility that had a maturity of November 2005.

Common stock dividends of $40,658,000 in 2005 represented a 10.2% increase over 2004. The annual dividend in 2005 was increased to $0.40 per share from $0.36 per share in 2004.

The Company has continuing authorization to purchase shares of its common stock at management’s discretion for general corporate purposes. Shares repurchased in 2005 were 3,531,200 shares totaling $82,116,000. The Company repurchased 242,000 shares totaling $5,550,000 in 2004. There were no purchases in 2003.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires

CONTRACTUAL CASH OBLIGATIONS

(Dollars in thousands)	2006	2007		2008	2009	2010	2011 and thereafter	Total

Notes & Interest to Banks	$32,103		$2,614	$2,614	$2,614	$93,848	$2,617	$136,410
Senior Notes & Interest	36,400		375,900	108,296	7,650	7,650	186,338	722,234
Industrial Development Bonds & Interest	348		348	348	348	348	14,133	15,873
Medical Retiree/SERP/Pension	1,767		1,273	1,179	1,205	1,368	38,803	45,595
Capital Leases & Interest	30		30	30	12	-	-	102
Operating Leases	12,499		9,427	6,947	4,641	2,595	3,788	39,897

Total Contractual Cash Obligations	$83,147		$389,592	$119,414	$16,470	$105,809	$245,679	$960,111
		!

Valspar Annual Report 2005	7

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

Revenue Recognition

Other than extended furniture protection plans, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in revenue as the products are sold. The Company sells extended furniture protection plans for which revenue is deferred and recognized over the life of the contract. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized based on the forecasted claims payments. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified. An actuarial study is used to forecast the stream of claim payments over the contract period, and revenue is recognized based on this stream.

The most important factors considered by the Company in reviewing its furniture protection plan business and estimating future claims expense are the number of claims submitted (frequency) and the dollar amount per claim (severity). Comparing 2003 to 2002, claim frequency increased by approximately 66%, while claim severity remained relatively stable, for furniture protection plans sold in 2003 and prior years. The Company then recorded a pre-tax charge of $24,500,000 in 2003. During 2004, following a comprehensive review of this business, the Company implemented a number of strategic initiatives and operational changes, including changes in the terms of the plans and changes in the Company’s claims administration policies. Comparing 2004 to 2003, the strategic initiatives and operational changes led to claim frequency and claim severity decreases of approximately 23% and 40%, respectively, for furniture protection plans sold in 2003 and prior years. As a result, the Company reduced the accrual by $6,898,000 in 2004. Comparing 2005 to 2004, claim frequency decreased approximately 30%, while claim severity remained relatively stable, for furniture protection plans sold in 2003 and prior years. In 2005, the Company also began to analyze when an open claim is inactive and unlikely to require any payment. As a result of the decrease in claim frequency and the analysis of open claims, the Company reduced the accrual by an additional $8,000,000 in 2005 ($5,200,000 in gross profit margin and $2,800,000 in operating expenses). If claim frequency or severity for plans sold in 2003 and prior years changes further in 2006, or if the determination of when an open claim is considered inactive and unlikely to require any payment changes in 2006, the Company will consider whether it would be appropriate to adjust the accrual in 2006.

Supplier and Customer Rebates

The Company records supplier and customer rebates as a reduction of cost of goods sold or a reduction to revenue, respectively, as they are earned, in accordance with the underlying agreement. The customer rebate estimate is developed based on historical experience plus current activity for the customer’s purchases. Customer rebates that increase based on different levels of sales volume are recognized immediately when the current activity plus expected volume triggers a higher earned rebate. The supplier rebate estimate is developed based on historical experience plus current activity for the Company’s purchases. Supplier rebates that increase based on different levels of purchases are recognized when there is certainty that the current level of purchases will trigger a higher rebate earned.

Valuation of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents and trademarks.

Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (Statement 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has five reporting units at October 28, 2005 (See Note 14). The Company tests goodwill for impairment using the two-step process prescribed by Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

Management also reviews other intangible assets with finite lives for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of the finite-lived intangible assets exceeds the undiscounted cash flows resulting from the use and disposition of the asset, the carrying value is written down to fair value in the period identified. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing with their carrying value. In assessing fair value, management generally utilizes present value cash flow calculations using an expected cash flow approach.

During the fourth quarters of 2005 and 2004, management completed its annual goodwill and intangible asset impairment reviews with no impairments to the carrying values identified.

The discount rate and sales growth assumptions are the two material assumptions utilized in the Company’s calculations of the present value cash flows used to estimate the fair value of the reporting units when performing the annual goodwill impairment test and in testing indefinite-lived intangible assets for impairment. The Company utilizes an expected cash flow approach in estimating the fair value of the reporting units, where the discount reflects a risk-free rate of interest and utilizes various probability-weighted scenarios to estimate future revenue. The cash flow model used to derive fair value is most sensitive to the discount rate and sales growth assumptions used. The estimated fair value of the reporting units and indefinite-lived intangible assets have historically exceeded the carrying value of such reporting unit or indefinite-lived intangible asset by a substantial amount. The Company performs a sensitivity analysis on the discount rate and revenue growth assumptions. Either the discount rate could increase by 20% of the discount rate utilized or the sales growth assumption could decline to a zero growth environment and the Company’s reporting units and indefinite-lived intangible assets would continue to have fair value in excess of carrying value.

Pension Obligations

The Company sponsors several defined benefit plans for certain hourly, salaried and foreign employees. The Company accounts for its defined benefit pension plans in accordance with GAAP, which requires the amount recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, and discount rates. A change in these assumptions could cause actual results to differ from those reported. A reduction of 50 basis points in the long-term rate of return and a reduction of 50 basis points in the discount rate would have increased the Company’s pension expense $1,500,000 in 2005.

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

The Company is also subject to interest rate risk. At October 28, 2005, approximately 32% of the Company’s total debt consisted of floating rate debt. If interest rates were to increase 10% from the rates in effect on October 28, 2005, assuming no change in debt balances, the additional interest expense would not have a material effect on the Company’s results of operations or financial position.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking” statements. These forward-looking statements are based on management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include but are not limited to dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; risks related to any future acquisitions, including risks of adverse changes in the results of acquired businesses and the assumption of unforeseen liabilities, risks of disruptions in business resulting from the integration process and higher interest costs resulting from further borrowing for any such acquisitions; our reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of our business; risks of disruptions in business resulting from the Company’s relationships with customers and suppliers; unusual weather conditions adversely affecting sales; changes in raw materials pricing and availability; delays in passing along cost increases to customers; changes in governmental regulation, including more stringent environmental, health and safety regulations; the nature, cost and outcome of pending and future litigation and other legal proceedings; the outbreak of war and other significant national and international events; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

8	Celebrating 200 Years

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

		October 28, 2005	October 29, 2004
ASSETS
Current Assets	Cash and cash equivalents	$52,845	$54,143
	Accounts and notes receivable, less allowances for doubtful accounts (2005 - $16,857; 2004 - $13,278)	462,396	411,635
	Inventories	230,640	210,554
	Deferred income taxes	39,075	34,898
	Prepaid expenses and current assets	80,248	91,085
	Total Current Assets	865,204	802,315
Goodwill		1,064,931	996,562
Intangibles, net		315,537	320,733
Other Assets		60,214	63,082
Long-Term Deferred Income Taxes		27,455	23,135
Property, Plant and Equipment	Land	35,149	36,389
	Buildings	270,056	239,811
	Machinery and equipment	539,015	524,506
		844,220	800,706
	Less accumulated depreciation	416,398	372,275
	Net Property, Plant and Equipment	427,822	428,431

	Total Assets	$2,761,163	$2,634,258

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities	Notes payable to banks	$29,257	$168,181
	Trade accounts payable	260,070	234,446
	Income taxes	58,120	45,254
	Accrued liabilities	278,160	270,303
	Current portion of long-term debt	24	27
	Total Current Liabilities	625,631	718,211
Long-Term Debt, net of current portion		706,415	549,073
Deferred Income Taxes		209,341	203,608
Deferred Liabilities		158,684	163,003
	Total Liabilities	1,700,071	1,633,895
Stockholders’ Equity	Common stock (par value $0.50 per share; shares authorized 500,000,000; shares issued, including shares in treasury 120,442,624)	60,220	30,110
	Additional paid-in capital	289,158	269,599
	Retained earnings	880,006	803,156
	Other	11,695	(60)

		1,241,079	1,102,805
	Less cost of common stock in treasury
	(2005 – 20,010,616 shares)
	(2004 – 17,833,666 shares)	179,987	102,442

	Total Stockholders’ Equity	1,061,092	1,000,363
	Total Liabilities and Stockholders’ Equity	$2,761,163	$2,634,258

See Notes to Consolidated Financial Statements

Valspar Annual Report 2005	9

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

For the Year Ended	October 28, 2005	October 29, 2004	October 31, 2003
	(52 weeks)	(52 weeks)	(53 weeks)

Net Sales	$2,713,950	$2,440,692	$2,247,926
Cost and Expenses
Cost of Sales	1,910,085	1,676,272	1,542,144
Research and Development	79,286	75,880	69,667
Selling and Administrative	448,950	414,264	404,149
Amortization Expense	4,766	4,479	4,463

Income from Operations	270,863	269,797	227,503
Other Expense(Income), net	621	(139)	186
Interest Expense	44,522	41,399	45,843

Income before Income Taxes	225,720	228,537	181,474
Income Taxes	78,102	85,701	68,960

Net Income	$147,618	$142,836	$112,514
Net Income Per Common Share – Basic	$1.45	$1.39	$1.12
Net Income Per Common Share – Diluted	$1.42	$1.35	$1.08

See Notes to Consolidated Financial Statements

10	Celebrating 200 Years

STATEMENT OF CHANGES IN EQUITY
(Dollars in thousands, except per share amounts)

					Accumulated
		Additional			Other
	Common	Paid-in	Retained	Treasury	Comprehensive
	Stock	Capital	Earnings	Stock	Income	Total

Balance, October 25, 2002	$30,110	$230,163	$614,964	$(108,065)	$(29,919)	$737,253

Net Income	-	-	112,514	-	-	112,514
Foreign Currency Translation	-	-	-	-	33,116	33,116
Minimum Pension Liability Adjustment, net of tax of $7,525	-	-	-	-	(12,278)	(12,278)
Net Unrealized Gain on Financial Instruments, net of tax of $1,629	-	-	-	-	2,658	2,658

Comprehensive Income						$136,010

Restricted Stock Granted for 205,282 Shares	-	3,491	-	1,098	-	4,589
Common Stock Options Exercised of 1,156,390 Shares	-	16,746	-	4,278	-	21,024
Cash Dividends on Common Stock - $0.30 per Share	-	-	(30,247)	-	-	(30,247)
Other	-	-	-	-	688	688

Balance, October 31, 2003	$30,110	$250,400	$697,231	$(102,689)	$(5,735)	$869,317

Net Income	-	-	142,836	-	-	142,836
Foreign Currency Translation	-	-	-	-	9,612	9,612
Minimum Pension Liability Adjustment, net of tax of $ 2,386	-	-	-	-	(3,977)	(3,977)
Net Unrealized Loss on Financial Instruments, net of tax of $ 278	-	-	-	-	(464)	(464)

Comprehensive Income						$148,007

Restricted Stock Granted for 104,894 Shares	-	2,008	-	568	-	2,576
Common Stock Options Exercised of 1,385,756 Shares	-	17,191	-	5,229	-	22,420
Purchase of Shares of Common Stock for Treasury of 242,000 Shares	-	-	-	(5,550)	-	(5,550)
Cash Dividends on Common Stock - $ 0.36 per Share	-	-	(36,911)	-	-	(36,911)
Other	-	-	-	-	504	504

Balance October, 29, 2004	$30,110	$269,599	$803,156	$(102,442)	$(60)	$1,000,363

Net Income	-	-	147,618	-	-	147,618
Foreign Currency Translation	-	-	-	-	9,898	9,898
Minimum Pension Liability Adjustment, net of tax of $ 888	-	-	-	-	(1,580)	(1,580)
Net Unrealized Gain on Financial Instruments, net of tax of $1,820	-	-	-	-	3,235	3,235

Comprehensive Income						$159,171

Restricted Stock Granted for 140,102 Shares	-	2,467	-	890	-	3,357
Common Stock Options Exercised of 1,450,503 Shares	-	17,092	-	3,681	-	20,773
Purchase of Shares of Common Stock for Treasury of 3,531,200 Shares	-	-	-	(82,116)	-	(82,116)
Cash Dividends on Common Stock - $0.40 per Share	-	-	(40,658)	-	-	(40,658)
Stock Split	30,110	-	(30,110)	-	-	-
Other	-	-	-	-	202	202

Balance, October 28, 2005	$60,220	$289,158	$880,006	$(179,987)	$11,695	$1,061,092

See Notes to Consolidated Financial Statements

Valspar Annual Report 2005	11

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

For the Year Ended		October 28, 2005 (52 weeks)	October 29, 2004 (52 weeks)	October 31, 2003 (53 weeks)

Operating Activities	Net Income	$147,618	$142,836	$112,514
	Adjustments to Reconcile Net
	Income to Net Cash Provided by(used in)
	Operating Activities:
	Depreciation	63,629	56,058	51,159
	Amortization	4,766	4,479	4,463
	Deferred Income Taxes	3,928	12,237	(6,804)
	Loss on Sales or Abandonment of Property, Plant and Equipment	6,544	5,862	1,803
	Changes in Certain Assets and Liabilities, Net of Effects of Acquired Businesses:
	Decrease (Increase) in Accounts and Notes Receivable	(33,804)	(6,624)	(437)
	Decrease (Increase) in Inventories and Other Assets	(4,393)	(16,054)	16,095
	Increase (Decrease) in Trade Accounts Payable and Accrued Liabilities	23,820	39,692	9,339
	Increase (Decrease) in Income Taxes Payable	24,413	1,492	29,795
	Increase (Decrease) in Other Deferred Liabilities	1,105	(4,571)	25,914
	Other	(6,497)	10,058	6,221
	Net Cash Provided by(Used in) Operating Activities	231,129	245,465	250,062

Investing Activities	Purchases of Property, Plant and Equipment	(62,731)	(61,375)	(51,042)
	Acquired Businesses, net of cash	(78,691)	(72,585)	-
	Divested Businesses/Assets	-	-	1,370
	Net Cash Provided by(Used in) Investing Activities	(141,422)	(133,960)	(49,672)

Financing Activities	Net Proceeds from (Payments on) Borrowings	10,224	(75,871)	(168,072)
	Proceeds from Sales of Treasury Stock	21,545	19,381	16,803
	Purchase of Shares of Common Stock for Treasury	(82,116)	(5,550)	-
	Dividends Paid	(40,658)	(36,911)	(30,247)
	Net Cash Provided by(Used in) Financing Activities	(91,005)	(98,951)	(181,516)

	Increase (Decrease) in Cash and Cash Equivalents	(1,298)	12,554	18,874

Cash and Cash Equivalents at Beginning of Year		54,143	41,589	22,715
Cash and Cash Equivalents at End of Year		$52,845	$54,143	$41,589

See Notes to Consolidated Financial Statements

12	Celebrating 200 Years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Valspar Corporation • Years Ended October 2005, 2004 and 2003
(Dollars in thousands, except per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year: The Valspar Corporation has a 4-4-5 week accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal years 2005, 2004 and 2003 include 52, 52 and 53 weeks, respectively.

Principles of Consolidation: The consolidated financial statements include the accounts of the parent company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Investments in which the Company has a 20 to 50 percent interest and where the Company does not have management control are accounted for using the equity method.

Stock Split: Share and per share data has been adjusted to reflect the 2 for 1 stock split effective in September 2005.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Other than extended furniture protection plans, revenue from sales is recognized at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, pricing is fixed or determinable and collection is reasonably assured. Discounts provided to customers at the point of sale are recognized as a reduction in revenue as the products are sold. The Company sells extended furniture protection plans for which revenue is deferred and recognized over the contract life. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized based on forecasted claims payments. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified.

Allowance for Doubtful Accounts: The Company estimates the allowance for doubtful accounts by analyzing accounts receivable by age and applying the historical write-off percentage over the past five year period. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

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

Impairment of Long-Lived Assets: The Company evaluates long-lived assets, including intangible assets with finite lives, in compliance with Statement of Financial Accounting Standards 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss is recognized whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. In applying SFAS 144, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by valuing expected future cash flows.

Goodwill and Indefinite-Lived Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents and trademarks.

Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (Statement 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has five reporting units at October 28, 2005 (See Note 14). The Company tests goodwill for impairment using the two-step process prescribed by Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

Management also reviews other intangible assets with finite lives for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of the finite-lived intangible assets exceeds the undiscounted cash flows resulting from the use and disposition of the asset, the carrying value is written down to fair value in the period identified. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing with their carrying value. In assessing fair value, management generally utilizes present value cash flow calculations using an expected cash flow approach.

During the fourth quarters of 2005 and 2004, management completed its annual goodwill and intangible asset impairment reviews with no impairments to the carrying values identified.

Valspar Annual Report 2005	13

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

	2005	2004	2003
Net earnings, as reported	$147,618	$142,836	$112,514
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	5,935	6,748	7,478
Pro forma net income	141,683	136,088	105,036
Earnings per share:
Basic – as reported	1.45	1.39	1.12
Basic – pro forma	1.39	1.33	1.04
Diluted – as reported	1.42	1.35	1.08
Diluted – pro forma	1.38	1.31	1.01

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	1.8%	1.5%	1.5%
Expected stock price volatility	23.3%	28.0%	25.2%
Risk-free interest rate	4.3%	3.6%	3.6%
Expected life of options	6 years	6 years	6 years

The weighted average fair value for options granted during 2005, 2004 and 2003 is $5.56, $6.71, and $5.99 per share, respectively.

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

The Company is involved in a variety of legal claims and proceedings relating to personal injury, product liability, warranties, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. Theses claims and proceedings include cases where the Company is one of a number of defendants in proceedings alleging that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals or other ingredients used in the production of some of the Company’s products or waste disposal. The Company believes these claims and proceedings are not out of the ordinary course for a business of the type and size in which it is engaged. While the Company is unable to predict the ultimate outcome of these claims and proceedings, management believes there is not a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the Company’s financial condition or results of operations.

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

Net Income Per Share: The following table reflects the components of common shares outstanding for the three most recent fiscal years in accordance with SFAS 128:

	2005	2004	2003
Weighted –average common shares outstanding – basic	101,900,764	102,404,358	100,871,858
Dilutive effect of stock options	2,248,800	3,013,870	2,976,702
Equivalent average common shares outstanding - diluted	104,149,564	105,418,228	103,848,560

Under the provisions of SFAS 128, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding is increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Potential common shares of 1,507,691, 1,590,724 and 159,856 related to the Company’s outstanding stock options were excluded from the computation of diluted earnings per share for 2005, 2004 and 2003, respectively, as inclusion of these shares would have been antidilutive.

Financial Instruments: All financial instruments are held for purposes other than trading. See Note 6 to the Consolidated Financial Statements for additional information.

Accumulated Other Comprehensive Income:

	Year ended October 28, 2005	Year ended October 29, 2004	Year ended October 31, 2003
Foreign currency translation	$47,059	$37,161	$27,549
Minimum pension liability	(38,955)	(37,375)	(33,398)
Net unrealized gain (loss) on financial instruments	3,592	357	821
Other	(1)	(203)	(707)
Accumulated other Comprehensive income (loss)	$11,695	$(60)	$(5,735)

Research and Development: Research and development is expensed as incurred.

Reclassification: Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2005 presentation. Such reclassifications had no effect on net income or stockholders’ equity as previously reported.

14	Celebrating 200 Years

NOTE 2 – ACQUISITIONS AND DIVESTITURES

In June 2005, the Company acquired Samuel Cabot Incorporated, a privately owned manufacturer of premium quality exterior and interior stains and finishes based in Newburyport, Massachusetts. Samuel Cabot’s revenue for calendar year 2004 was approximately $58 million. The net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The purchase price allocation is preliminary. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

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

In January 2004, the Company acquired De Beer Lakfabrieken B.V., a manufacturer and distributor of automotive refinish coatings based in The Netherlands. De Beer’s revenue for calendar year 2003 was approximately 39,000 Euros (approximately $50,000 at time of acquisition). The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented, as the impact on reported results is not material.

NOTE 3 – INVENTORIES

The major classes of inventories consist of the following:

	2005	2004
Manufactured products	$142,458	$131,312
Raw Materials, supplies and work-in-progress	88,182	79,242
	$230,640	$210,554

Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $132,077 at October 28, 2005 and $126,414 at October 29, 2004, approximately $47,495 and $37,743 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

NOTE 4 – TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade accounts payable include $36,813 and $40,141 of issued checks which had not cleared the Company’s bank accounts as of October 28, 2005 and October 29, 2004, respectively.

Accrued liabilities include the following:

	2005	2004
Employee compensation	$86,612	$86,086
Uninsured loss reserves and deferred revenue	72,172	65,298
Customer volume rebates and incentives	50,449	51,353
Contribution to employees’ retirement trusts	14,826	15,205
Interest	15,094	12,893
Taxes, insurance, professional fees and services	12,995	11,040
Advertising and promotions	5,583	10,655
Other	20,429	17,773
	$278,160	$270,303

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

	2005	2004
Notes to Banks (1.125% - 6.028% at October 28, 2005)	$93,852	$86,570
Senior Notes (5.10% - 7.75% at October 28, 2005 payable in 2007, 2008, and 2015)	600,000	450,000
Industrial development bonds (2.75% - 2.80% at October 28, 2005 payable in 2014, and 2015)	12,501	12,530
Obligations under capital lease (5.7% at October 28, 2005)	86	-
	706,439	549,100
Less Current maturities	(24)	(27)
	$706,415	$549,073

In July 2005, we issued $150,000 of 5.1% senior, unsecured notes maturing on August 1, 2015. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. The Company is obligated to effect an exchange offer of registered notes for the privately issued notes or, in the alternative, register the notes with the Securities Exchange Commission (SEC) for resale. The fair market value of all of the senior notes as of October 28, 2005 was approximately $602,510.

At October 28, 2005, the Company had a five-year $500,000 unsecured committed revolving multi-currency credit facility with a syndicate of banks maturing on October 25, 2010. Under this facility, the Company can borrow at optional interest rates of prime or IBOR-based rates. The Company had notes to banks totaling $93,852 at October 28, 2005 and $86,570 at October 29, 2004. The future maturities of long-term debt are as follows:

Maturities
2006	$24
2007	350,025
2008	100,027
2009	10
2010	91,235
Thereafter	165,118

The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. The Company was in compliance with these covenants as of October 28, 2005.

Under other short-term bank lines of credit around the world, the Company may borrow up to $384,158 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annuals rate of 3.25% in 2005 and 2.25% in 2004.

The Company had unused lines of credit under the short-term bank lines and the revolving credit facility of $763,667 at October 28, 2005 and $1,192,039 at October 29, 2004.

As discussed in Note 6, the Company also entered into various interest-rate swap arrangements to modify the interest characteristics of the revolving multi-currency credit facility, uncommitted borrowings and the Senior Notes so that the interest associated with these debt instruments effectively becomes fixed or variable, respectively.

Interest paid during 2005, 2004 and 2003 was $42,229, $42,453 and $45,592, respectively.

Valspar Annual Report 2005	15

NOTE 6 – FINANCIAL INSTRUMENTS

The Company’s involvement with derivative financial instruments is limited principally to managing well-defined interest rate and foreign currency exchange risks. Forward foreign currency exchange contracts are used primarily to hedge the impact of currency fluctuations on certain inter-company and third party transactions.

The Company also holds interest rate swaps and treasury locks used to manage the interest rate risk associated with its current and expected borrowings. The interest rate swap and treasury lock contracts are reflected at fair value in the consolidated balance sheets. Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. Credit risk is only applicable to gains on derivatives.

At October 28, 2005, the Company had a $100,000 notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on LIBOR, maturing during fiscal 2008. As the critical terms of the interest rate swap and hedged debt match, there is an assumption of no ineffectiveness for this hedge. During the year, the Company terminated the $100,000 notional amount interest rate swap contract designated as a cash flow hedge to pay a fixed rate of interest and receive variable rates of interest based on LIBOR, maturing during fiscal 2008. The termination of the interest rate swap yielded a deferred pre-tax gain of $4,000. The gain is reflected in accumulated other comprehensive income on the Company’s consolidated balance sheet and is being reclassified to the Company’s statement of income as the hedged interest payments occur.

At October 28, 2005, the Company also had a $100,000 notional amount of treasury locks to hedge, or lock-in, interest rates on a probable long-term debt issuance the Company plans to issue during fiscal year 2007. During the year, the Company entered into $150,000 of treasury locks to hedge, or lock-in, interest rates on the $150,000 bond issuance in July 2005. Upon issuance of the notes, these lock agreements were terminated, yielding a deferred pre-tax loss of approximately $800. This loss is reflected in accumulated other comprehensive income on the Company’s consolidated balance sheet and is being reclassified to the Company’s statement of income as an increase to interest expense over the ten-year term of the related debt.

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

The Company sells extended furniture protection plans and offers warranties for certain of its products. Revenue related to furniture protection plans is deferred and recognized over the contract life. Historical claims data is used to forecast claims payments over the contract period and revenue is recognized based on the forecasted claims payments. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified. For product warranties, the Company estimates the costs that may be incurred under these warranties based on historical claims data and records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of these recorded amounts and adjusts as necessary.

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

Changes in the recorded amounts, both short and long-term, during the period are as follows:

Balance, October 25, 2002	$53,026
Change in accrual from previous fiscal year	-
Additional net deferred revenue/accrual made during the period	63,521
Payments made during the period	(34,419)
Balance, October 31, 2003	$82,128
Change in accrual from previous fiscal year	(6,898)
Additional net deferred revenue/accrual made during the period	44,135
Payments made during the period	(30,989)
Balance, October 29, 2004	$88,376
Change in accrual from previous fiscal year	(8,000)
Additional net deferred revenue/accrual made during the period	37,001
Payments made during the period	(21,690)
Balance, October 28, 2005	$95,687

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

The changes in the carrying amount of goodwill for the fiscal years ended October 29, 2004 and October 28, 2005 are as follows:

	Paints	Coatings	Other	Total
Balance, October 31, 2003	$48,343	$893,078	20,494	$961,915
Goodwill acquired (disposed/adjusted)	19,954	6,855	-	26,809
Currency translation	49	6,735	1,054	7,838
Balance, October 29, 2004	$68,346	$906,668	21,548	$996,562
Goodwill acquired (disposed/adjusted)	76,895	(8,287)	-	68,608
Currency translation	(658)	147	272	(239)
Balance, October 28, 2005	$144,583	$898,528	$21,820	$1,064,931

Information regarding the Company’s other intangible assets is as follows:

Balance, October 28, 2005	Estimated Useful Life	Carrying Amount	Accumulated Amortization	Net
Customer Lists	40 years	$146,673	$(20,127)	$126,546
Technology	Indefinite	134,115	-	134,115
Trademarks	Indefinite	50,452	-	50,452
Other	10 years	11,198	(6,774)	4,424
		$342,438	$(26,901)	$315,537
Balance, October 29, 2004
Customer Lists	40 years	$147,087	$(16,516)	$130,571
Technology	Indefinite	134,342	-	134,342
Trademarks	Indefinite	50,542	-	50,542
Other	10 years	10,897	(5,619)	5,278
		$342,868	$(22,135)	$320,733

Amortization lives are based on management’s estimates. Amortization lives for intangible assets range from 10 to 40 years. The remaining life averages for assets included in the Customer List and Other categories are 36 years and 5 years, respectively.

16	Celebrating 200 Years

Total amortization expense was $4,766, $4,479 and $4,463 in 2005, 2004 and 2003, respectively. Estimated amortization expense for each of the five succeeding fiscal years based on intangibles assets as of October 28, 2005 is expected to be approximately $4,800 annually.

NOTE 9 – STOCK PLANS

Stock Options: Under the Company’s Stock Option Plans, options for the purchase of up to 21,000,000 shares of common stock may be granted to officers, employees and non-employee directors. Options are issued at market value at the date of grant and are exercisable in full or in part over a three-year vesting period, with a maximum life of 10 years.

Stock option activity for the three years ended October 28, 2005 is summarized as follows:

	Shares Reserved	Options Outstanding	Weighted Average Exercise Price per share

Balance, October 25, 2002	1,339,234	12,385,906	$16.32
Shares Reserved	4,000,000	-	-
Granted	(1,625,016)	1,625,016	23.90
Exercised	-	(1,156,390)	14.30
Canceled	186,080	(186,080)	17.51

Balance, October 31, 2003	3,900,298	12,668,452	$17.46
Granted	(1,467,880)	1,467,880	23.35
Exercised	-	(1,385,756)	13.99
Canceled	441,256	(441,256)	19.81

Balance, October 29, 2004	2,873,674	12,309,320	$18.47
Shares Reserved	500,000	-	-
Granted	(1,912,470)	1,912,470	21.86
Exercised	-	(1,450,503)	14.85
Canceled	180,468	(180,468)	22.33

Balance, October 28, 2005	1,641,672	12,590,819	$19.34

Options outstanding at October 28, 2005 had an average remaining contractual life of 6.44 years. Options exercisable of 9,413,690 at October 28, 2005, 9,427,972 at October 29, 2004 and 8,488,494 at October 31, 2003 had weighted average exercise prices of $18.11, $16.92 and $15.88, respectively. The exercise price for options outstanding as of October 28, 2005 range from $11.03 to $24.43, with 2,690,512 shares outstanding in the $11.03 - $15.63 range, 2,662,872 shares outstanding in the $16.25 - $19.88 range and 4,060,306 shares outstanding in the $20.13 - $24.43 range.

Employee Stock Ownership Plans: Under the Company’s Employee Stock Ownership Plans, substantially all of the Company’s domestic employees are eligible to participate and may contribute up to 20% of their eligible compensation (up to 8% for Highly Compensated Employees) subject to Section 401 and 415 limits. The Company matches one-half of employee contributions up to 3% of employees’ compensation. Based on the financial performance of the Company, there may be an additional 50% match up to 3%. The Company’s contributions were $5,406, $5,345 and $4,745, for 2005, 2004 and 2003, respectively.

Key Employee Bonus Plan: In 1993, the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant. There were approximately 925,000 shares available for grant under this plan as of October 28, 2005.

Stock Incentive Plan: In 2001, the Company established a Stock Incentive Plan for certain employees. The Plan is used to award restricted shares on a discretionary basis for outstanding performance so that the Company can maintain a competitive position to attract and retain personnel necessary for continued growth and profitability. There were approximately 1,564,000 shares available for grant under this plan as of October 28, 2005.

Executive Retirement Plans: The Company has several qualified Supplemental Executive Retirement Plans (SERPs) to provide designated executives with retirement, death and disability benefits. Annual benefits under the SERPs are based on years of service and individual compensation near retirement.

NOTE 10 – INCOME TAXES

Income before income taxes consisted of the following:

Year Ended	2005	2004	2003
Domestic	$167,401	$180,952	$144,851
Foreign	58,319	47,585	36,623

	$225,720	$228,537	$181,474

Significant components of the provision for income taxes are as follows:

Year Ended	2005	2004	2003
Current
Federal	$40,641	$56,562	$52,736
State	5,077	5,970	5,529
Foreign	26,250	18,824	14,106

Total Current	71,968	81,356	72,371

Deferred
Federal	9,779	7,528	(5,907)
State	1,092	(2,387)	2,854
Foreign	(4,737)	(796)	(358)

Total Deferred	6,134	4,345	(3,411)

Total Income Taxes	$78,102	$85,701	$68,960

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2005	2004	2003
Deferred tax assets:
Product liability accruals	$5,904	$7,331	$8,269
Insurance accruals	4,233	3,014	2,975
Deferred compensation	11,182	9,908	10,601
Deferred revenue	11,041	23,737	20,376
Workers’ compensation accruals	1,504	2,626	2,555
Employee compensation accruals	5,947	5,572	5,298
Pension	6,672	8,051	6,099
Other	27,024	14,210	16,985

Total deferred tax assets	73,507	74,449	73,158

Deferred tax liabilities:
Tax exceeding book depreciation	(40,791)	(43,591)	(41,114)
Amortization	(158,515)	(155,828)	(146,704)
Other	(18,337)	(20,605)	(13,641)

Total deferred tax liabilities	(217,643)	(220,024)	(201,459)

Net deferred tax liabilities	$(144,136)	$(145,575)	$(128,301)

A reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows:

	2005	2004	2003
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of
federal benefit	1.4%	2.3%	3.1%
Non-U.S. taxes	0.6%	0.1%	(0.7%)
Other	(2.4%)	0.1%	0.6%

	34.6%	37.5%	38.0%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $106,002 at October 28, 2005. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical

Valspar Annual Report 2005	17

calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

In December 2004, the FASB issued Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, (“FSP No. 109-2”). FSP No. 109-2 provides guidance with respect to recording the impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “AJCA”). Among its many provisions, the AJCA provides a one-time opportunity to repatriate the undistributed foreign earnings of our non-U.S. subsidiaries during the fiscal year ended 2005 at a U.S. tax cost that may be lower than the normal tax cost on such distributions. During the fiscal year ended 2005, the Company executed its repatriation plan under the AJCA and recorded tax expense associated with the distributions of approximately $1,000.

Income taxes paid during 2005, 2004 and 2003 were $50,555, $70,552 and $42,026, respectively.

NOTE 11 – LEASING ARRANGEMENTS

The Company has operating lease commitments outstanding at October 28, 2005, for plant and warehouse equipment, office and warehouse space and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

Minimum Lease Payments
2006	$12,499
2007	9,427
2008	6,947
2009	4,641
2010	2,595
2011 and beyond	3,788

$39,897

Rent expense for operating leases was $19,134 in 2005, $20,887 in 2004 and $18,956 in 2003.

NOTE 12 – LITIGATION

We are involved in a variety of legal claims and proceedings relating to personal injury, product liability, warranties, customer contracts, employment, trade practices, environmental and other legal matters that arise in the normal course of business. Theses claims and proceedings include cases where we are one of a number of defendants in proceedings alleging that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals or other ingredients used in the production of some our products or waste disposal. We believe these claims and proceedings are not out of the ordinary course for a business of the type and size in which we are engaged. While we are unable to predict the ultimate outcome of these claims and proceedings, management believes there is not a reasonable possibility that the costs and liabilities of such matters will have a material adverse effect on the our financial condition or results of operations.

NOTE 13 – PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Profit Sharing Plan: The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on earnings growth as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $18,168, $16,632 and $12,767, for 2005, 2004 and 2003, respectively.

Pension Plans: The Company also sponsors several defined benefit pension plans for certain hourly, salaried and foreign employees. The benefits for most of these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions. During fiscal year 2005, the Company made discretionary contributions of approximately $11,773 to its pension plans. For the fiscal year ending October 27, 2006, the Company expects its total contributions to be between $3,063 and $14,954. The measurement date for both the U.S. and non-U.S. plans is July 31.

The cost of the pension benefits is as follows:

Net Periodic Cost	2005	2004	2003
Service cost	$2,886	$2,091	$1,945
Interest cost	11,141	10,342	9,877
Expected return on plan assets	(12,855)	(12,360)	(12,170)
Amortization of transition asset obligation	(122)	(122)	(263)
Amortization of prior service cost	795	874	906
Recognized actuarial loss	3,443	2,942	1,423

Net-periodic benefit cost	$5,288	$3,767	$1,718

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

Change in Benefit Obligation	2005	2004
Benefit obligation at beginning of year	$188,115	$163,775
Service cost	2,886	2,091
Interest cost	11,141	10,342
Plan participants’ contributions	396	289
Amendments	641	421
Acquisitions	10,824	3,087
Actuarial loss	19,500	14,114
Benefits paid	(9,390)	(8,617)
Currency impact	(1,425)	2,613

Benefit obligation at end of year	$222,688	$188,115

Change in Plan Assets	2005	2004
Fair value of plan assets at beginning of year	$140,655	$120,996
Actual return on plan assets	24,756	14,480
Employer contributions	11,773	10,039
Plan participants’ contributions	396	289
Benefit payments	(9,390)	(8,361)
Acquisitions	6,765	1,681
Currency impact	(817)	1,531

Fair value of plan assets at end of year	$174,138	$140,655

Funded Status	2005	2004
Funded status at end of year	$(48,550)	$(47,460)
Unrecognized transition asset	(278)	(401)
Unrecognized prior service cost	5,961	6,105
Unrecognized net loss	81,895	78,229

Net amount recognized in consolidated balance sheet	$39,028	$36,473

18	Celebrating 200 Years

Amounts recognized in the consolidated balance sheets were as follows:

	2005	2004
Prepaid benefit cost	$47,069	$44,960
Accrued benefit cost	(77,546)	(75,668)
Intangible asset	5,961	6,105
Accumulated other comprehensive loss	63,544	61,076

Net amount recognized in statement of financial position	$39,028	$36,473

The Company’s pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets were as follows:

	2005	2004
Projected benefit obligation	$222,688	$188,115
Accumulated benefit obligation	202,022	171,336
Fair value of plan assets	174,138	140,497

Actuarial Assumptions: The Company determines its actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits.

Weighted-average assumptions used to determine net periodic benefit cost:

	2005	2004
Discount rate	5.25-6.50%	5.50-6.50%
Expected return on plan assets	5.50-8.50%	5.50-8.50%
Average increase in compensation	2.25-4.00%	2.00-4.00%

Weighted-average assumptions used to determine benefit obligation:

	2005	2004
Discount rate	4.25-5.50%	5.25-6.50%
Average increase in compensation	2.25-4.00%	2.25-4.00%

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

The weighted average asset allocations for the past two fiscal years by asset category are as follows:

	Pension Allocation		Target
Asset Allocation	2005	2004	Allocation
Equity Securites	56%	50%	50 - 60%
Debt Securities	37%	44%	40 - 50%
Other Assets	7%	6%	0%

	100%	100%

The balance allocated to Other Assets as of the measurement dates for 2005 and 2004 was higher than the target allocation due to the fact that the Company made its annual funding contribution on the measurement date, and the cash had not yet been allocated to equity or debt securities.

Estimated Future Benefits: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Pension Benefits
2006	$9,673
2007	9,823
2008	10,103
2009	10,397
2010	10,760
2011 - 2015	60,433

$111,189

Post-retirement Medical Benefits: In addition to the Company’s defined benefit pension plans, the Company sponsors a health care plan that provides post-retirement medical benefits for some of its executive employees. The Company’s policy is to fund these benefits as they are paid. The Company’s accrued post-retirement benefit liability recognized in the Company’s consolidated balance sheet was $8,121 and $7,326 at October 28, 2005 and October 29, 2004, respectively. Net periodic post-retirement expense was $1,657, $2,092 and $1,533 in 2005, 2004 and 2003, respectively.

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 5.50% at October 28, 2005 and 6.00% at October 29, 2004. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.00% in 2005. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.

NOTE 14 – SEGMENT INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information,” and based on the nature of the Company’s products, technology, manufacturing processes, customers and regulatory environment, the Company aggregates its operating segments into two reportable segments: Paints and Coatings.

SFAS 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and taxes (EBIT).

The Paints segment aggregates the Company’s architectural and automotive product lines. Architectural products include interior and exterior decorative paints, primers, varnishes, high performance floor paints and specialty decorative products, such as enamels, aerosols and faux varnishes for the do-it-yourself and professional markets in North America. Other Paints products include automotive refinish paints.

The Coatings segment aggregates the Company’s Industrial and Packaging product lines. Industrial products include a broad range of decorative and protective coatings for metal, wood, plastic and glass. Packaging products include both interior and exterior coatings used in metal packaging containers, principally food containers and beverage cans. The products of this segment are sold throughout the world.

The Company’s remaining activities are included in All Other. These activities include specialty polymers and colorants that are used internally and sold to other coatings manufacturers, as well as gelcoats and related products and furniture protection plans. Also included within All Other are the administrative expenses of the Company’s corporate headquarters site. The administrative expenses include interest and amortization expense, certain environmental-related expenses and other expenses not directly allocated to any other operating segment.

Valspar Annual Report 2005	19

In the following table, sales between segments are recorded at selling prices that are below market prices, generally intended to recover internal costs. Segment EBIT includes income realized on inter-segment sales. Identifiable assets are those directly identified with each reportable segment. Corporate assets included within All Other include cash and cash equivalents, deferred pension assets, intangibles and the headquarters property, plant and equipment. The accounting policies of the reportable segments are the same as those described in Note 1 – Significant Accounting Policies. Comparative segment data for the years ended 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Net Sales:
Paints	$869,347	$802,114	$720,406
Coatings	1,573,067	1,412,569	1,323,738
All Other	388,518	318,142	284,926
Less Intersegment sales	(116,982)	(92,133)	(81,144)

	$2,713,950	$2,440,692	$2,247,926

EBIT
Paints	$89,691	$118,514	$107,597
Coatings	181,375	170,488	163,335
All Other	(824)	(19,066)	(43,615)

Total EBIT	$270,242	$269,936	$227,317

Interest Expense	$44,522	$41,399	$45,843

Income before Income Taxes	$225,720	$228,537	$181,474

Depreciation and Amortization:
Paints	$10,045	$9,553	$7,912
Coatings	37,316	31,560	29,589
All Other	21,034	19,424	18,121

	$68,395	$60,537	$55,622

Identifiable Assets:
Paints	$501,623	$420,006	$333,180
Coatings	1,833,268	1,797,419	1,757,734
All Other	426,272	416,833	405,610

	$2,761,163	$2,634,258	$2,496,524

Capital Expenditures:
Paints	$25,700	$12,706	$11,781
Coatings	23,648	28,894	25,463
All Other	13,383	19,775	13,798

	$62,731	$61,375	$51,042

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

	2005	2004	2003
Net sales – External
United States	$1,890,756	$1,735,400	$1,644,371
Outside United States	823,194	705,292	603,555

	$2,713,950	$2,440,692	$2,247,926

	2005	2004	2003
Long-lived assets:
United States	$1,486,279	$1,417,645	$1,394,516
Outside United States	322,011	328,081	268,751

	$1,808,290	$1,745,726	$1,663,267

The Company has one significant customer in the Paints segment whose net sales ranged from 16.6% to 17.0% of total sales over the last three years.

NOTE 15 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results for the years ended October 28, 2005 and October 29, 2004:

				Net
				Income
	Net	Gross	Net	per Share
	Sales	Margin	Income	– Diluted
2005 Quarter Ended:
January 28	$557,144	$152,722	$11,698	$0.11
April 29	705,942	208,104	39,241	0.38
July 29	725,477	217,820	45,713	0.44
October 28	725,387	225,219	50,966	0.50

	$2,713,950	$803,865	$147,618	$1.42

2004 Quarter Ended
January 30	$501,591	$156,246	$18,386	$0.17
April 30	638,387	205,936	39,089	0.37
July 30	655,598	206,900	44,914	0.43
October 29	645,116	195,338	40,447	0.38

	$2,440,692	$764,420	$142,836	$1.35

During 2004, a number of strategic initiatives and operational changes were implemented in the furniture protection plan business. As a result, the claims experience of the furniture solutions business improved significantly and the estimated future claims expense for the Company’s furniture protection plans was reduced. This reduction generated an after-tax benefit of approximately $4,300, or $0.04 per share, in the fourth quarter of 2004. In 2005, these strategic initiatives and operational changes continued, resulting in lower claims experience and another reduction for claims liability that generated an after-tax benefit of approximately $5,200: $0.01, $0.01 and $0.02 per share for the second, third and fourth quarters of 2005, respectively. 2005 also includes an after-tax benefit of favorable legal settlements of approximately $4,400: $0.02 per share in each of the second and fourth quarters.

NOTE 16 – RECENTLY ISSUED ACCOUNTING STANDARDS

Share-Based Payments: The Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R, Shareholder Based Payment on December 16, 2004. This statement requires companies to measure and recognize compensation cost relating to share-based payment transactions in a company’s financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Originally, this statement was effective for public companies as of the first interim or annual reporting period beginning after June 15, 2005 or the fourth quarter of fiscal year 2005. On April 14, 2005, the Securities and Exchange Commission adopted a rule that allows companies to implement Statement 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. Under such rules, the Company will adopt SFAS 123R in the first quarter of fiscal 2006. At that time, we will begin recognizing compensation expense related to unvested stock-based awards and newly granted awards. The FASB recently issued FSP FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” which provides for a simplified method of calculating the initial pool of excess tax benefits upon adoption of Statement 123(R). The Company is currently evaluating the impact of the adoption of these pronouncements on its financial position and result of operations.

20	Celebrating 200 Years

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
The Valspar Corporation

The Valspar Corporation’s (the “Company”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, the Company’s management assessed the design and operating effectiveness of internal control over financial reporting as of October 28, 2005 based on the framework set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of October 28, 2005. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of October 28, 2005. That report is included herein.

William L. Mansfield
President and Chief Executive Officer

Paul C. Reyelts
Executive Vice President and Chief Financial Officer

Valspar Annual Report 2005	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
The Valspar Corporation

We have audited the accompanying consolidated balance sheets of The Valspar Corporation and subsidiaries as of October 28, 2005 and October 29, 2004 and the related consolidated statements of income, changes in equity and consolidated statement of cash flows for each of the three years in the period ended October 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valspar Corporation and subsidiaries at October 28, 2005 and October 29, 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 28, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Valspar Corporation’s internal control over financial reporting as of October 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP Minneapolis, Minnesota December 22, 2005

22	Celebrating 200 Years

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
The Valspar Corporation

We have audited management’s assessment, included in the accompanying Report of Management, that The Valspar Corporation maintained effective internal control over financial reporting as of October 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Valspar Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Valspar Corporation maintained effective internal control over financial reporting as of October 28, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Valspar Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of The Valspar Corporation and subsidiaries as of October 28, 2005 and October 29, 2004 and the related consolidated statements of income, statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended October 28, 2005 of The Valspar Corporation and our report dated December 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Minneapolis, Minnesota
December 22, 2005

Valspar Annual Report 2005	23